5/18

04030165

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 4001 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/18/04

82-4001
Exhibit A

RECEIVED
2004 MAY 18 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-03

RENAULT
2003 ANNUAL REPORT

RENAULT 2003 ANNUAL REPORT

CONTENTS

CHAPTER I: RENAULT GROUP STRATEGY 3

1.1 Presentation of the company and the group 3

1.2 The Renault Nissan Alliance 17

1.3 The profitable growth strategy 35

CHAPTER II : CORPORATE GOVERNANCE 44

2.1 Chairman's report on the operating procedures of the Board of Directors 44

2.2 Composition and operating procedures of management bodies 56

2.3 Audits 58

2.4. Interest of senior executives 60

2.5. Renault and its shareholders 64

2.6 Risk management 71

2.7 Chairman's report on internal control procedures 86

2.8 Auditors' report on the report of the chairman 91

CHAPTER III: RENAULT'S PERFORMANCE IN 2003 92

3.1 Economic performance 92

3.2 Employee relations performance 113

3.3 Environmental performance 125

3.4. Social Performance 138

3.5. Research and Development policy 148

CHAPTER IV: FINANCIAL STATEMENTS 151

4.1 Consolidated financial statements 151

4.2 RSA parent company financial statements 199

CHAPTER V: MAIN SUBSIDIARIES AND ORGANIZATION CHART 219

CHAPTER VI: GENERAL INFORMATION ABOUT RENAULT 225

6.1 Legal information about Renault 225

6.2 General information about Renault's share capital 227

CHAPTER VII: MIXED GENERAL MEETING OF APRIL 30,2004, DRAFT OF RESOLUTIONS 229

7.1 Presentation of resolutions 229

7.2 Draft Resolutions 233

CHAPTER VIII : SUPPLEMENTAL INFORMATIONS 239

8.1 Internal Regulations of the Board of Dierctors 239

8.2 Environnemental data 246

CHAPTER I: RENAULT GROUP STRATEGY

1.1 PRESENTATION OF THE COMPANY AND THE GROUP

1.1.1 BACKGROUND AND HIGHLIGHTS

Société Renault Frères was formed in 1898 to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

In **1922**, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a **limited company**. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French market leader.

In **January 1945, the company was nationalized** and renamed "Régie Nationale des Usines Renault", and concentrated on producing the **4 CV**.

Through to the mid-1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. The **Renault 5**, which remains one of the group's best-selling models ever, was launched in **1972**. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

In **1990**, Renault became a **limited company** once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their car and truck businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

One year later, the French government opened Renault to outside capital, a first step towards **privatization**, which took place in **July 1996**.

From the **Type A Voiturette**, created by Louis Renault in 1898, to the latest arrival, **Mégane II**, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; Espace in 1984; Twingo in 1993; and Mégane Scenic in 1996 are just some of the models that have contributed to the company's tradition of innovation.

1999 marked the start of a new era in Renault's history with the signing of an **Alliance with Nissan**, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker **Dacia.**

In **2000**, this expansion continued, with Renault raising its stake in Dacia to 80.1% (increased to 92.7% in 2001) and acquiring a new brand – **Samsung Motors** in South Korea.

In **2001**, Renault became the main shareholder in the Volvo group, with a 20% stake, sold Renault V.I. to Volvo and the two companies joined forces to form the world's second-biggest truck manufacturer.

In **2002**, Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic command structure. The plan was endorsed by an Extraordinary General Meeting of Renault Shareholders on **March 28, 2002.** Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time Nissan took a 15% ownership interest in Renault through Nissan Finance Co., Ltd. To underpin the move to strengthen the Alliance, the French government reduced its holding in Renault to 25.9%. The government's ownership interest was then further reduced to 15.7% by selling shares both to company employees and on the market.

Renault also sold its holding in Irisbus to Iveco. Irisbus will keep the right to use the Renault brand name for its vehicles until June 2005. In terms of new products, 2002 saw the launch of **Mégane II** (Hatch and Sport Hatch versions), **Vel Satis and Espace IV.**

2003 was the year of **Mégane II**, with five new body styles following on from the two vehicles launched in 2002. With Scénic II, Grand Scénic (unveiled in 2003 and launched early in 2004) , Mégane coupé-cabriolet, Mégane 4-door sedan and Mégane station wagon, a total of 7 models have been launched in 17 months. Mégane II was the best-selling model in Europe in 2003. **In Formula 1**, Renault finished 4th in the constructors' championship.

The group signed three major international agreements to build and market X90 (a family vehicle with a €5,000 price tag) in Russia, Iran and Morocco.

1.1.2 RENAULT SHAREHOLDERS ON DECEMBER 31, 2003

Capital

In %


Treasury stock 4,0%
Nissan 15,0%
Employees 4,1%
French state 15,7%
Public
61,2 %

Voting rights

In %


French state 19,3%
Employees 5,0%
Public
64,1 %

1.1.3 5-YEAR CONSOLIDATED FIGURES

(PUBLISHED FIGURES[1]) (IN € MILLION)	1999	2000	2001	2002	2003
Revenues	37,592	40,175	36,351	36,336	37,525
Operating margin	2,205	2,022	473	1,483	1,402
Share in the income of Nissan Motor	(330)	56	497	1,335	1,705
Renault net income	534	1,080	1,051	1,956	2,480
Earnings per share (in €)	2.23	4.5	4.38	7.53	9.32
Share capital	914	914	923	1,086	1,086
Shareholders' equity	8,185	9,652	10,051	11,828	13,591
Total assets	46,422	51,975	50,129	53,228	58,291
Dividend (in €)	0.76225	0.91	0.92	1.15	1.40
Cash flow	3,314	3,412	1,688	3,578	3,560
Net financial debt	2,700	4,793	3,927	2,495	1,748
Total workforce on Dec. 31	159,608	166,114	140,417	132,351	130,740

[1] This information is for reference only and is not always directly comparable year-on-year, since it may include changes in scope and/or changes in accounting practices (e.g. deconsolidation of Renault V.I. as of 2001).

1.1.4 MAIN ACTIVITIES

The strengthening of the Alliance between Renault and Nissan in 2002 made it necessary to reorganize Renault and create a *société par actions simplifiée* (simplified joint-stock company – s.a.s.). The new entity, Renault s.a.s., is wholly owned by Renault SA and encompasses its principal operating assets. Since the final agreement, signed with Volvo on January 2, 2001, the group's activities have been divided into two main divisions:

- Automobile Division
- Sales Financing Division

In addition to these two divisions, Renault has two **strategic shareholdings**:

- in **AB Volvo**
- in **Nissan**

These holdings are accounted for by the equity method in the group's financial statements.

Structure of the Renault group


RENAULT SA
44.4%
100%
99,1%
RENAULT s.a.s.
DACIA *
20%
100%
RCI BANQUE
70% **
RENAULT SAMSUNG MOTORS
Other industrial, commercial, Financing and cash management companies
* - Dacia shares are to be transferred to Renault s.a.s.
** - Companies indirectly owned by Renault s.a.s.
Automobile division
Sales financing division
Strategic shareholding

1.1.4.1 Automobile Division

Renault designs, develops, manufactures and markets passenger cars and light commercial vehicles. As part of its automobile business, it also manages a range of service activities (RCI Banque) and holds a number of majority ownership interests, such as in SNR (Société Nationale de Roulement), and minority ownership interests, such as in Renault Agriculture[2].

Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in South Korea, Renault now has three automobile brands – Renault, Dacia and Samsung.

RENAULT GROUP RANGES

Renault brand

Renault is a full-range automaker present on most market segments. It has a broad passenger and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system. Eight platforms are used as the basis for passenger and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the **small-car segment** (A and B or B1, passenger-carrying vans and B2 segments), Renault offers three complementary models: Twingo, Clio and Kangoo.

- Launched in 1993 and restyled in 1998 and 2000, **Twingo** has entered its eleventh year of service and is still highly successful. The two-millionth example was produced in June 2002, and a new Twingo collection, with a revamped interior and exterior was launched. In 2003, Twingo retained a 12.4% share of its market segment in Western Europe. Twingo offers a choice of two gasoline engines, 60hp 1.2-liter and 75hp 1.2-liter 16V, with a five-speed manual gearbox or Quickshift 5 transmission. Twingo is manufactured at a single plant in Europe (Flins in France) and also in Latin America (Colombia).
- **Clio II** replaced Clio in 1998. In 2000 Clio was awarded four stars for passive safety by the European car assessment program Euro NCAP. Clio II phase 2, launched in 2001, benefited from radical restyling and technological enhancement, notably the 1.5-liter dCi diesel unit and 1.2-liter 16V gasoline engine. In April 2003, Renault launched **New Clio V6**, the latest in a long line of exclusive sporting vehicles. Built at the Alpine plant in Dieppe, France, New Clio V6 features a new chassis and a revamped 255hp 3.0-liter 24V V6 engine, combined with a specially designed six-speed manual gearbox. In 2003, Clio II was the second-best selling car in its segment in Western Europe, with an 11.3% market share. Renault launched a new, broader range in January 2004 with a revised interior design, featuring new upholstery and colour schemes, some exterior enhancements, including a new bumper on some versions, and a new 100hp 1.5-liter dCi diesel engine. The new 2.0-liter 16V Clio Renault Sport features a revised chassis and with 182hp is even more powerful.

  In Europe, Clio II is built at Flins (France), Valladolid (Spain) and Novo Mesto (Slovenia). Clio is also assembled at Bursa in Turkey (sedan), at Cordoba (Argentina) and Curitiba (Brazil) in the Mercosur zone and in Nissan's Aguascalientes plant in Mexico.
- **Kangoo,** introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds out Renault's offering in this segment. Major new technical features were introduced in 2001 and a 4x4 version (gasoline and diesel) was added to the range, along with several new engines: 1.2- and 1.6-liter 16V gasoline units and 1.5-liter dCi and 1.9-liter dCi diesel. In 2002 the one-millionth Kangoo rolled off the production lines. The second phase of Kangoo was launched in 2003, featuring a new design, offering greater interior comfort and a new 1.6-liter 16V powerplant with a Proactive automatic transmission. These improvements have helped Kangoo to remain the unchallenged leader in the passenger-carrying vans segment in Western Europe in 2003, with a 21.9% market share. Kangoo was awarded 4 stars for its performance in crash tests by the independent European Car Assesment Program NCAP, setting the standards for vehicle safety in its segment.

  Kangoo is produced in the Maubeuge plant in France, at Cordoba in Argentina, and also in Morocco.

> In the **midrange C segment,** Renault launched the Hatch and Sport Hatch versions of **Mégane II** in October 2002. This paved the way for a complete overhaul of the offering in this segment, the largest by volume in the European car market. Mégane II replaces **Mégane I,** launched in November 1995 and ultimately offered with seven body styles produced on the same platform: five-door hatch, coupé, four-door sedan (Classic), minivan (Scénic), cabriolet, station wagon, and Scénic RX4 (the first 4WD compact minivan).

---

[2] *Renault and the German company Claas signed a partnership agreement on February 24, 2003 covering Renault Agriculture. As a result of this agreement which came into effect on April 30, 2003, Claas became the majority shareholder in Renault Agriculture, acquiring a 51% stake. Renault s.a.s. retained the remaining 49%. Renault and Claas respectively hold sale and purchase options representing 29% of Renault Agriculture's capital that can be exercised as of April 30, 2005, and representing 20% of Renault Agriculture's capital that can be exercised as of January 1, 2010.*

The **Mégane II** program, which inaugurates the Alliance's new C platform, comprises seven models, each with a unique personality. The first six (Hatch, Sport Hatch, 5-seater Scénic II, coupé-cabriolet, station wagon and sedan) were launched in less than one year, between fall 2002 and end-2003, and the seventh (7-seater Scénic) will come to market in early 2004.

In November 2002 Mégane II was voted "Car of the Year" in Europe by a jury of 58 journalists from 22 European countries. Furthermore, Mégane II was awarded the maximum five-star rating from the independent organization EuroNCAP and was voted "Safest Car of the Year" in its market segment. A 100hp 1.5-liter dCi power plant has been added to the existing 80hp 1.5-liter dCi and 120hp 1.9-liter dCi diesel units. In 2004, Mégane II 3-door and 5-door models will be available in a brand new 225hp Renault Sport version.

The replacement of Scénic by **Scénic II** in June 2003 marked the renewal of Renault's range in the compact minivan segment. The Scénic II has taken the minivan concept to new heights with added storage space and increased modularity, while offering the driving comfort and pleasure of a modern sedan, thanks to its outstanding roadholding, driving position and range of engines. Scénic II offers the technology found in Renault's top-of-the-range vehicles (automatic parking brake, hands-free card, etc.) and the very latest developments in passive safety. In September 2003, Scénic II was awarded 5 stars for its performance in the Euro NCAP crash tests, becoming the safest compact minivan on the market. With a share of more than 23% in 2003, Scénic has strengthened it position as the market leader in its segment. Scénic II will be launched throughout Europe and on other continents in 2004. The Scénic II range will be strengthened by a new 100hp 1.5-liter diesel engine and a 165hp 2.0-liter turbo gasoline unit. 2004 will also see the launch of the 7-seater Grand Scénic range.

In September 2003, Renault launched 3 further models in the Mégane II range in France and then throughout Europe. Mégane II Coupé-Cabriolet is the first vehicle to be fitted with a folding glass roof as standard, and offers a broad choice of equipment options and three engines: the 1.6-liter 16V gasoline unit and the 120hp 1.9-liter 16V ldCi diesel engine will be joined by a 165hp 2.0-liter turbo power plant in the spring of 2004. The station wagon and 4-door sedan models complete the range with their unparalleled passenger and storage space.

In 2003, total Mégane sales in Western Europe outstripped the competition in all categories, with a 4.2% share of the total market and 13.2% in the C segment.

Mégane II is built at the Douai plant (Hatch, coupé-cabriolet and 5- and 7-seater Scénic II) and the Dieppe plant (3-door and 5-door Renault Sport models) in France, the Palencia plant in Spain (Hatch, Sport Hatch and station wagon) and the Bursa plant in Turkey (4-door sedan). Mégane I (Classic and hatchback) is built in Cordoba, Argentina and in Colombia (Classic), while Scénic I is built in Curitiba, Brazil and, since December 2000, at Nissan's Cuernavaca plant in Mexico.

> **Laguna II** replaced Laguna in the **upper midrange D segment** in January 2001. Available in hatchback and station wagon versions, Laguna II features equipment and innovations previously found only on executive cars. It is equipped with a wide range of 1.9-liter dCi and 2.2-liter dCi common-rail turbodiesel engines, as well as with 16V gasoline engines. Laguna II offers the best passive safety available in any category and was awarded the highest possible mark of 5 stars by EuroNCAP for its crash test performance. In 2002 Renault expanded its Laguna II offering by adding automatic transmission options. It launched the Laguna II 2.0-liter 16V hatchback and station wagon featuring flickshift Proactive automatic transmission and a Laguna II 1.6-liter 16V LPG hatch back and sport tourer. In addition to its specially designed LPG injection system, the new-generation Laguna features an innovative underfloor fuel tank. In 2003 Renault broadened the Laguna range with two new engines – the 165hp 2.0-liter turbo gasoline unit and the 150hp 2.2-liter dCi Proactive – and a series of design enhancements. Laguna II has been seriously handicapped by the substantial slump in the D segment in Europe. Laguna II currently accounts for 1.3% of the segment in Western Europe and is the third best-selling car in its category amongst the full-range carmakers.

Laguna II is built at the Sandouville plant in France on the platform used for Renault's three range-topping models.

Strengthening the brand identity is one of the top priorities in the product plan. Accordingly, Renault decided to turn its attention firstly to its **top-of-the-range models**, focusing on the daring, innovative values that are synonymous with the brand.

This renewal of the **high-end E segment** began with the launch of **Avantime** in France during fall 2001 and in the main European countries beginning-2002. This genuinely innovative niche vehicle was developed with Matra and was produced at the Matra plant at Romorantin in France until May, 2003. In February 2003, Matra Automobile announced its decision to cease production. Renault has sold a total of 8,158 Avantime vehicles worldwide, including more than 2,300 sales in 2003.

Renault pursued its action in the E segment by launching **Vel Satis**, first in France and then in the rest of Europe. The quality of comfort, interior space and roadholding of Vel Satis were unanimously hailed by the trade press. Vel Satis received the top five-star rating from EuroNCAP and was recognized as the safest vehicle in its market segment. Initially available with two engine fits, a 3.0-liter dCi V6 diesel and 3.5-liter gasoline, the Vel Satis range was extended in 2003 by a 165hp 2.0-liter turbo gasoline unit and a 150hp 2.2-liter dCi diesel power plant, both combined with a 5-speed Proactive automatic transmission. The communications and multimedia equipment was enhanced at the beginning of 2004 and the 2.2-liter dCi version is available with a particulate filter on certain markets. Vel Satis is produced at Sandouville, France.

In fall 2002 Renault brought out **Espace IV**, the fourth generation of the vehicle launched in 1984 by Renault, in partnership with Matra Automobile. Espace pioneered the minivan concept in Europe. Produced in more than 950,000 examples overall, from one generation to the next, Espace returned to the forefront of Europe's large minivan segment in 2003, with a market share of 19.1%. Renault positioned Espace IV as an authentic top-of-the-range vehicle with its 6-cylinder gasoline and diesel engines and a wealth of equipment. Espace IV is produced at Sandouville, France on the same platform as Laguna II and Vel Satis.

Light commercial vehicles

Renault offers one of the youngest and most comprehensive ranges of light commercial vehicles in Europe. With vehicles ranging from 1.6 to 6.5 tons, the range meets the needs of a broad customer base.

On the **small van segment** (less than 2 tons), Renault's offering comprises **Clio Van** and **Kangoo Express** launched in November 1997. In 2003, New Kangoo Express benefitted from major technological improvements. This model is available with the broadest gasoline and diesel engines offering in its segment, including the 1.5-liter dCi unit. In 2003, Kangoo Express headed its market segment with a share of 23.6% .

On the **van** segment (between 2 and 7 tons), the new Renault **Master** (between 2.8 and 3.5 tons) came to market in September 1997 and was voted Van of the Year in 1998. Built at the Batilly plant in France, Master now has an all-new braking system and a wider range of engine fits (2.2- and 2.5-liter dCi).

New Master was launched at the end of 2003 with a revamped front end, a brand new dashboard, additional active safety features and a new range of engines (100hp or 120hp 2.5-liter dCi and 140hp 3.0-liter dCi). New Master was voted light commercial vehicle of the year in France in 2004.

In 2003 Renault added **Master Propulsion** [3] (between 3.5 and 6.5 tons) to its LCV range. Available in single and double chassis cab, van and dumper versions, Master Propulsion is equipped with the 2.8-liter dCi diesel engine, which is available in three versions: 106hp, 125hp or 146hp.

New Trafic (between 2.5 and 2.8 tons) was launched in September 2001 and voted Van of the Year 2002. Developed in partnership with General Motors, the new Trafic is produced in Luton, UK. In September 2002 it also went into production at the Nissan plant in Barcelona, Spain.
In 2003 Renault added two new models to the Trafic range: a high-roof and an LWB combi, and launched a 2.5-liter dCi version for the complete range. Trafic underscored its successful performance in 2003 by conquering 5.4% of the van segment and clinching 3rd place on the compact vans segment.
The new Passenger version launched in the third quarter adds a 7/8-seater option to the Trafic range that targets the passenger vehicle market and offers an alternative to large minivans. In 2004, Renault plans to bring Trafic Generation to market. This multi-function, modular vehicle can accommodate up to 7 people and is designed for vacation or leisure travel. Trafic Generation can be transformed into a living space with its sliding table and can even sleep up to 3 people on bench seats which convert into couchettes.

Dacia brand

Dacia is present on the passenger car market, with a sedan and station wagon derived from the R12 and **Solenza.** Launched in March 2003, Solenza is based on the **SupeRNova** platform and is in line with Dacia's new stylistic identity. The model was initially equipped with a 1.4-liter engine and a Renault gearbox and a 1.9-liter diesel version was launched in September 2003.

Dacia is currently preparing to launch the ultra-modern **X90** in the fourth quarter of 2004. The vehicle will carry a €5,000 price tag and will be sold initially in Romania and then the rest of Central Europe.

Dacia is also present on the light commercial vehicle market with a range of single and double cab pickups, rounded out in November 2002 by a diesel version.

Dacia models are manufactured at the Pitesti plant in Romania, which has been undergoing radical modernization and restructuring since 1999.

Renault Samsung brand

Renault Samsung Motors sells two passenger cars in South Korea:

- the **SM5** passenger car, derived from the Nissan Maxima, which has steadily gained in popularity since 2001

- in September 2002, a new Nissan-derived model, the **SM3**, expanded Renault Samsung Motors' offering. Sharing the platform of the Nissan Bluebird Sylphy, this mid-range four-door sedan was developed through the Renault-Nissan Alliance. Fitted with Nissan's 1.5-liter 16V engine, the SM3 sets high standards of safety, reliabilty and performance on the Korean market.

Both cars are produced in the state-of-the-art plant in Busan, South Korea.

3- *This vehicle is distributed by the Renault Trucks network under the name Mascott.*

MAIN MANUFACTURING SITES

Renault has more than 30 manufacturing sites for its automobile business.

Under cooperative cost-sharing agreements, the group also utilizes facilities operated by other manufacturers, notably the Matra plant in Romorantin[4], France, and General Motors Europe's site in the UK.

Also, under the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in regions where Nissan already has operations, such as Mexico. In September 2002, Renault and Nissan began producing a compact van at Nissan's Barcelona plant in Spain. The vehicle will be sold by Renault, Nissan and Opel under the names Trafic, Primastar and Vivaro.

In 2003, the bulk of production by the three brands making up the Renault group was managed primarily by the following plants:

Renault brand

Renault sites

Flins (France) .... Clio II, Twingo

Douai (France) .... Scénic I, Mégane II (Hatch, coupé-cabriolet), Scénic II (5- and 7-seaters)

Sandouville (France) .... Laguna II (hatchback, station wagon), Vel Satis, Espace IV

Maubeuge (France) .... Kangoo, Kangoo Express[5]

Batilly (France) .... Master II[6], Mascott[7]

Dieppe (France).. Clio Sport, Clio V6, Mégane I cabriolet, Mégane II R.Sport (3-door/5-door)

Palencia (Spain).. Mégane I Classic, Mégane II (Hatch, Sport Hatch, station wagon)

Valladolid (Spain) .... Clio II, engines

Novo Mesto (Slovenia) .... Clio II, front and rear axles

Bursa (Turkey) .... Mégane I Classic and station wagon, Mégane II (4-door sedan), Clio sedan, engines, gearboxes

Cordoba (Argentina) .... Clio, Clio sedan, Mégane I (hatchback, sedan), Kangoo, engines

Curitiba (Brazil) .... Scénic, Clio II, Clio II sedan, Frontier, Xterra, engines, Master II[8]

Cléon (France).. Engines, gearboxes

Le Mans (France) .... Front and rear axles

Choisy le Roi (France) .... Reconditioned components (engines, injection pumps, nozzle holders, sub-assemblies), new engines, mechanical components

Grand-Couronne (France) .... Shipment of CKD kits

Séville (Spain) .... Gears, mechanical components

Cacia (Portugal).. Gears, mechanical components

---

[4] Under the terms of a partnership agreement signed between Matra Automobile and Renault in July 1998, Avantime was built at Matra's Romorantin plant and marketed by Renault. The contract between Renault and Matra Automobiles was prematurely terminated when Matra announced its decision to stop building Avantime on February 26, 2003.

[5] - Since October 2003, the Maubeuge site also builds Kangoo vehicles for Nissan, which are sold under the name Kubistar, which is a Nissan brand.

[6] Batilly also produces Master for General Motors Europe and Nissan. The vehicle is sold as Movano by Opel and Vauxhall, and as Interstar by Nissan.

[7] Mascott has been distributed by Renault Trucks (formerly Renault V.I.) since 1999 and, from January 1, 2003, by Renault, under the name Master Propulsion.

[8] The Curitiba LCV plant was inaugurated in December 2001. In addition to Master, it started producing Nissan's Frontier pickup in April 2002 and the Xterra in March 2003.

Nissan sites

Barcelona (Spain) .... New Trafic

Agurscalientes (Mexico) .... Clio II[9]

Cuernavaca (Mexico) .... Scénic I

General Motors Europe site

Luton (UK) .... New Trafic

Dacia brand

Pitesti (Romania) .... 1310 range (station wagon, sedan, pickup), SupeRNova, Solenza

Renault Samsung brand

Busan (South Korea) .... Engines, SM5, SM3

PARTNERSHIPS AND COLLABORATIVE PROJECTS

Pursuing its goals of quality, cost reduction and shorter delivery and development times, Renault has radically altered its **relationship with suppliers**. It engages in a process of **partnership and cooperation** well before a new model is launched.

To strengthen **ties with suppliers**, Renault opened an industrial supplier park in 1999 on the grounds of its Sandouville plant for five of its main parts suppliers. Similarly, a 15,000-square-meter supplier facility was inaugurated at the Curitiba production site in Brazil. In 2002 five parts suppliers opened facilities at Douai and three at Palencia in order to supply key components for Mégane II on a just-in-time basis. Having suppliers located as close as possible to the assembly lines offers advantages in terms of logistics; it also allows for sequenced delivery.

Renault has also entered into a number of **collaborative projects and partnerships** for its automobile business, with a view to sharing costs. These agreements concern a full range of activities in research, joint design and development programs, manufacturing, services and distribution.

In joint design and development and manufacturing, the main partnerships are as follows:

- Renault has entered into a number of cooperation agreements **with PSA Peugeot Citroën**. The two groups have worked together since 1966 on developing powertrains, notably **engines** at their jointly-owned affiliate, Française de Mécanique in Douvin (France), and automatic **transmissions** at Société de Transmissions Automatiques in Ruitz (France). In April 1999 PSA Peugeot Citroën and Renault signed an agreement to strengthen industrial synergies in **Mercosur**. Under this agreement, Renault has been supplying 1-liter gasoline engines to PSA Peugeot Citroën since 2001.
- Renault has also signed a number of commercial and industrial agreements to buy and sell subsystems, notably with **Volvo** for transmissions and engines.
- For light commercial vehicles, Renault and **General Motors Europe** signed a framework agreement in 1996, which was confirmed by a cooperative undertaking in 1999. The agreement provides for:
  - the supply of **Master/Movano** to General Motors Europe. Produced by Renault at Batilly, the vehicles are sold by Renault, Opel and Vauxhall under their own nameplates.
  - The development and joint manufacture of the new **Trafic/Vivaro** range. Under the agreement, Renault is responsible for design and development and also supplies the engines, while GM handles manufacturing at its IBC plant in Luton, UK. The two carmakers have been selling the vehicles since 2001 under their respective nameplates (Renault/New Trafic and Opel-Vauxhall/Vivaro). Nissan's Barcelona plant also began producing this vehicle in September 2002.
- As part of a drive to accelerate international growth, Renault has struck a series of agreements with local partners, including manufacturing companies, private investors and local authorities:
  - **In Colombia**, Renault relies on the services of automotive contractor **Sofasa**, a company set up together with the Columbian state, which assembles Renault passenger cars (Twingo, Clio, Mégane Classic) and Toyota LCVs. Sofasa also distributes the Toyota vehicles that it builds in Colombia and sells Renault vehicles throughout the Andean pact zone as well as in a few countries in Central America. Sofasa also imports and distributes Renaults and Toyotas in addition to the locally assembled vehicles. In 2003, Renault increased its share in **Sofasa** from 23.7% to 60%. Toyota and Mitsui respectively hold a 28% and 12% stake in the company.
  - **In Morocco,** Renault and its subsidiary Renault Morocco, together with Fiat Auto and Peugeot, jointly acquired the 38% share in SOMACA (Société Marocaine de Construction Automobile) held by the Moroccan State until September 2003. Kangoo is assembled at the company's Casablanca plant. In 2003 Renault signed a memorandum of understanding for a two-phase acquisition of the Moroccan State's share (26% in 2003 and the remaining 12% at the end of October 2005), thereby increasing its stake in the company to 46%. Under the same deal, Renault also

[9] - Nissan Platina are also built at the Aguascalientes plant on the Renault Clio Thalia base.

signed an agreeement with the Moroccan authorities to start assembly of L90, an economy family car for both the local and export markets, from the end of 2005.

Significant distribution agreements include the following:

- Renault has been able to use an extensive sales network throughout the four Nordic countries (Sweden, Norway, Denmark and Finland) under a partnership agreement signed between Renault and **Volvo Cars** in 1981. The agreement was renewed and strengthened in 2003 with the creation of "Renault Nordic", which is now responsible for the coordination of sales and aftersales of Renault vehicles in all four countries. Economies of scale have been achieved by sharing back office activities (HR, IT resources and development of distribution networks) with Volvo.
- The **Mascott** van, manufactured at Renault's Batilly plant, has been distributed by the network of Renault Trucks (formerly Renault V.I.) since 1999, and also by Renault since January 2003 under the **Master Propulsion** nameplate.

Renault's policy of partnerships has been greatly broadened and has acquired a whole new dimension through **the strategic Alliance with Nissan** (see chapter 1.2 on the Renault-Nissan Alliance).

THE RENAULT DISTRIBUTION NETWORK IN EUROPE

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The **primary network** consists of dealers who can sell and service Renault vehicles, as well as Renault France Automobiles outlets (in France only) and Renault subsidiaries operating under the umbrella of Renault Europe Automobiles. The purpose of these two organizations is to ensure the future viability of the group's network and boost its marketplace performance against the backdrop of new European regulations on automobile distribution.

Renault is pursuing its policy of transforming the primary distribution network, extending efforts to encompass the Nissan network. As part of the Alliance, a network of hubs is being created to improve coverage, performance and professionalism across much larger areas of similar characteristics. Accordingly, although the number of customer interfaces has declined, the network's reach and range, as well as its ability to offer the full variety of Renault products and services, has been either maintained or enhanced.

In France, Germany, Spain, Italy, the Netherlands, the UK, Switzerland and Austria, the hubs policy has been pursued in conjunction with Nissan, thus opening the door to bigger potential economies of scale.

The **secondary network** is made up of Renault's sub-dealers and franchised retailers, generally small businesses with commercial ties to a dealer in the primary network.

The Renault Distribution Network in Europe[1]

Number of outlets (contracts)	2001		2002		2003[2]	
	Europe	o/w France	Europe	o/w France	Europe	o/w France
Branches and subsidiaries	123	64	117	63	62	14[3]
Dealers	1,956	352	1,768	334	1,322	326
Sub-dealers	9,249	5,548	9,046	5,350	9,045	5,200
Total[4]	11,328	5,964	10,931	5,747	10,429	5,540
Number of sites:						
Primary network	3,017	732	2,878	730	2,807	750

(1) Includes the 10 European subsidiaries, plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.

(2) Provisional data on December 31, 2003 (established end of October 2003) on the basis of the number of outlets holding a contract with Renault.

(3) RFA, wholly owned by Renault s.a.s., has 63 branches organized into 14 distribution subsidiaries, also called "hubs".

(4) The number of contracts declined during the period under review as a result of mergers and restructurings, but the number of primary sales outlets remained stable.

The key event in 2003 was the introduction of European regulation 1400/2002 on automobile distribution. This regulation maintains the distribution of automobile products and services by brand networks but introduces new procedures that will require new contracts:

- In **aftersales**, carmakers select approved repairers on the basis of freely defined criteria (qualitative selectivity) and all repairers meeting qualitative criteria may become members of the network.

- In **sales**, Renault has opted for qualitative and quantitative selective distribution, which authorizes the group to choose its distributors and establish the numbers required. Nevertheless, from October 1, 2005, any member of the network will be able to open additional sales and delivery outlets anywhere in Europe.

Other highlights:

- Distributors may sub-contract aftersales services only to another member of the brand network satisfying the manufacturer's aftersales specifications.
- The vehicles of several brands may be displayed in the same showroom, providing that brand identity is respected.
- The regulation enables manufacturers to maintain a **secondary network** (sub-dealers).

The new text aims to achieve significant price convergence in Europe.

Renault prepared for these changes in cooperation with automobile distribution trade specialists at both national and European levels and was in a position to apply the new regulations quickly.

a) Contract renewal:

Between June 2002 and May 2003, Renault drafted the content of the new contracts and entered into negotiations for the primary and secondary networks with the GCRE (European Consortium of Renault Dealerships).

After obtaining the approval of the GCRE in May 2003, the country-specific issues of the contracts were addressed in negotiations with the national Consortia of Renault Dealerships. The selection criteria were analyzed by external auditors. By October 1, 2003, the new contracts had been signed by all the distribution networks in Europe.

At the same time, Renault drafted and published template contracts for authorized repairers in the primary and secondary networks and reviewed the workings of its network in order to separate the sale of new vehicles from aftersales related activities.

b) Selection criteria:

In response to the new legislation, Renault opted for selective rather than exclusive distribution. The selection criteria were negotiated with the GCRs and were audited by external experts in every country.

Both the new legislation and the contracts signed with the GCRs require the selection criteria to be universally applied in order to improve substantially the quality of service delivered by the network. The criteria were the fruit of fundamental actions that had been underway for several years. The improvement in quality of service is illustrated by the following figures that apply to the sub-dealer network in France in 2003: 2,000 more CLIP systems (diagnostics tool), 1,000 more Dealer Management Systems (computerized management system), 1,000 more Dialogys units (spares documentation and repair manuals) and almost 4,000 enrolments for the sub-dealer technical tests (6-week training session).

c) Availability of technical information (documents, tools, training) for independent repairers:

Renault improved the availability of technical information for independent repairers by setting up an information repository that can be accessed on the Internet.

The network's invoicing system was also brought into line with the system used for independent repairers.

CASH MANAGEMENT AND FINANCIAL RISK MANAGEMENT IN THE AUTOMOBILE DIVISION

For its automobile businesses, the Renault group has established a financial organization whose aims are to:

- automate the processing of routine cash inflows and outflows, with improved security and reliability;
- pool the surplus cash of group subsidiaries and meet their refinancing requirements;
- centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing administrative costs;
- centralize all financing operations, including securities issuance, bank loans, credit agreements, etc., at parent company level.

Within this framework, Renault's **Corporate Treasury Department**, in charge of cash management and financing for the group's industrial and commercial activities in France and Europe, has two entities specialized in:

- the centralization of group cash flows (Société Financière et Foncière).
- trade in financial markets, after intra-group netting: forex, fixed-income securities, deposits (Renault Finance).

Société Financière et Foncière (SFF)

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group. Its remit is to offer Renault and its industrial and commercial subsidiaries a range of needs-responsive services and to allow integrated management of the group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

SFF reported net income of €5.4 million (parent company) in 2003. Total parent company assets on December 31, 2003 amounted to €289 million.

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. Renault Finance adheres to a very strict set of risk management rules.Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of the group's capital-market transactions and, as regards Nissan, an increasing percentage of its financing volumes.

At end-December 2003, Renault Finance reported net income of €21.3 million (parent company), for total parent company assets of €4,305 million.

1.1.4.2 Sales Financing Division

This division's activities are handled by **RCI Banque** and its subsidiaries. RCI Banque is the entity that finances sales and services for the Renault group and Nissan brands in Europe. It acquired Nissan's financing subsidiaries in 1999 as part of the Alliance agreements between Renault and Nissan.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

- **Consumers** and **corporate** clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, i.e. contracts for maintenance, extended warranty, insurance, assistance and fleet management;
- The **networks** that distribute Renault and Nissan brands, for which RCI Banque finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

At December 31, 2003 the RCI Banque group had total assets of €23.3 billion, and a staff of 3,209, half of whom are based in France and the other half in countries throughout the world.

The RCI Banque group has operations in 14 countries in Western Europe and Central Europe (Poland, Czech Republic, Romania) and two in South America (Brazil and Argentina). It has set up a company in South Korea.

In 2003 the RCI Banque group financed 36.4% of new Renault and Nissan vehicles sold in the Western European countries in which it is present.

Consumer market

Consumer-related business accounts for 55.4% of RCI Banque's average loans outstanding, or €11 billion. In this field, RCI Banque plays a three-fold role:

- Offers and develops financing solutions to facilitate and accelerate sales of Renault and Nissan vehicles;
- Integrates financing solutions and services to encourage car use and build loyalty to Alliance brands;
- Helps automakers organize sales promotions.

Corporate clients

Corporate business accounted for 19% of the group's average loans outstanding, or €3.8 billion at the end of 2003. In this field, RCI Banque has five aims:

- Establish the group's financial and business-services strategy and implement it in subsidiaries;
- Plan the marketing strategy and brand policy for the corporate market;
- Establish best practices for business-oriented products and services wherever RCI is present;
- Help Renault and Nissan establish international protocols;
- Monitor and guide economic performance by ensuring that profitability is in line with group targets.

Networks

In this field, RCI Banque has four aims:

- Finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;
- Manage and control risks;
- Secure the network's future by standardizing financial procedures and monitoring them on a regular basis;
- Act as financial partner to the network.

At end-2003 financing activities accounted for 25.6% of average loans outstanding, or €5.1 billion.

1.1.4.3 Strategic shareholdings

The most important shareholdings are those in Volvo and Nissan.

Renault's holding in AB Volvo

In April 2000 Louis Schweitzer, Chairman and CEO of Renault, and Leif Johansson, President and C.E.O. of Volvo, announced plans to merge the two companies' truck activities. Having received the go-ahead from the anti-trust authorities of the European Union and the US, Renault and Volvo closed the deal on January 2, 2001. From that date, the Renault group carried AB Volvo under the equity method.

With its 20% stake, Renault became the principal shareholder in Volvo, the world's second-largest truck manufacturer. Renault V.I. became Renault Trucks and is now a wholly-owned subsidiary of Volvo.

Renault is represented on Volvo's Board by Louis Schweitzer, Renault's Chairman and C.E.O., and Patrick Faure, Executive Vice President of Renault.

Since selling its automobile business to Ford in 1999, Volvo has refocused primarily on trucks. In 1999 commercial vehicles accounted for 54% of net revenues. Following the tie-up with Renault V.I./Mack, Volvo developed its truck business, handled through Global Trucks, which accounted for two-thirds of net revenues in 2003.

Volvo's Activities in 2003 (as a % of net revenues)

Trucks: Global Trucks, comprising three brands: Volvo, Mack and Renault Trucks **67%**
Construction equipment: Volvo CE: **13%**
Buses: 7%
Aerospace (engine components, spare parts, maintenance): Volvo Aero: **5%**
Marine and industrial engines: Volvo Penta: **4%**
Other: 4%

The merging of Mack Trucks and Renault V.I. within the Volvo group spawned Europe's largest heavy-truck maker, with a number-two ranking worldwide. Together, leveraging their excellent geographical fit and complementary products, the three companies can offer a wider range of products and a more extensive network. Each of the three brands comprising the truck activities of **Renault**, **Mack** and **Volvo** continues to develop its own identity.

Applying Swedish accounting standards, in 2003 Volvo reported a 1% year-on-year decline in net **revenues**, which totaled SEK174,768 million (€19,154 million), and generated **operating income** of SEK6,534 million (€716 million*), compared with SEK2,837 million in 2002. **Net income** in 2003 was SEK4,328 million (€474 million*), compared with SEK1,393 million in 2002.

Volvo's dividend payout in 2003 was stable relative to 2001 and 2002 at SEK8 per share. For 2004, the Board of Directors proposed a dividend payout of SEK8 per share to the Annual General Meeting of March 22, 2004.

* Average 2003 exchange rate: €1 = SEK9.1243

In 2003 Volvo's equity-accounted contribution to Renault's net income was €175 million, compared with a contribution of €71 million in 2002 (see Note 13 of the notes to the consolidated financial statements).

At December 31, 2003, the closing price of the Volvo A share was SEK211 and the Volvo B share, SEK220. Applying an exchange rate of €1 = SEK9.08, the market capitalization of Volvo was SEK95,887 million (€10,560 million). The market value of the Volvo stock held by Renault was SEK19,177 million (€2,112 million), compared with an equity-accounted market value of €1,554 million.

Renault's shareholding in Nissan

Renault's ownership interest in Nissan is described in detail in the following chapter. Renault owns 44.4% of Nissan, which was capitalized at ¥5,533 billion (€41 billion) at December 31, 2003 based on 4,521 million shares with a closing price of ¥1,224 per share. Accordingly, the market value of the shares held by Renault at the same date was ¥2,453 billion (€18,163 billion), compared with an acquisition value of ¥802 billion, net of acquisition expenses, and based on a purchase price of ¥400 per share. Renault accounts for its strategic shareholding in Nissan by the equity method, as described in Note 12 of the notes to the consolidated financial statements. At December 31, 2003 the value of this ownership interest came to €7,219 million.

1.2 THE RENAULT NISSAN ALLIANCE

1.2.1 AIMS AND GOVERNANCE

The phases and aims of the Alliance

On March 27, 1999, Renault and Nissan signed an agreement bringing together two global companies to form a group that is unique in the automotive industry, with combined annual sales of over 5 million units and a full range of vehicles marketed under five brands: Nissan and Infiniti for Nissan; and Renault, Dacia and Samsung for the Renault group. The Alliance's commercial and industrial presence extends to most of the world's markets, with strong positions in the biggest markets, namely Japan, Western Europe and the U.S.

The aim of the Alliance is to **boost Renault's and Nissan's performance.** It should enable each partner to realize its potential for global growth by taking full advantage of each company's strengths. The Alliance is founded on two key principles and a specific approach.

Two founding principles

- **Share resources** to develop synergies and realize economies of scale by leveraging the complementary strengths of both companies;
- **Preserve the separate brand identities** to maintain strong brand image and appeal to the broadest customer base.

A specific approach

Renault and Nissan have chosen to forge a ground-breaking alliance based on two autonomous groups, linked by a community of interests and united for performance.

The Alliance brings together two world-class manufacturers with distinct corporate cultures. While the link-up initially enabled Nissan's recovery, the Alliance is essentially based on the geographical and functional fit between the two companies, as well as their shared potential for profitable growth.

Nissan's recovery preconditioned the success of the Alliance. To contribute to the growth of Renault and Nissan, the Alliance's operating structures were designed to ensure that brand identity is preserved and individual corporate cultures are respected. This strategy, the key to a win-win partnership, has underpinned the Alliance's achievements since 1999.

From the outset, Renault and Nissan identified extensive areas of cooperation, including purchasing, platform design, shared production capacity and research.

The Alliance Charter: a blueprint for shared ambition and mutual respect

The Alliance Charter, signed in 1999, defines the principles of shared ambition and mutual trust between Renault and Nissan. While ensuring respect of each partner's identity and an even balance between them, the charter lays down a set of operating rules based on the Alliance's shared values, which include, in particular, cooperation and mutual respect.

Renault and Nissan are not seeking to create an artificial Renault-Nissan corporate culture. They aim to maximize the mutual benefits of having different cultures within two companies. Owing to the complementary strengths and synergies between the two manufacturers, and despite the geographical distance and cultural differences, Renault and Nissan are developing cross-company learning processes to establish the management principles and processes that will effectively benefit both companies, together with their employees, shareholders and customers.

The working language of the Alliance is English, and both partners have intensified their training efforts to improve language skills.

1999: the foundations of the Alliance

Equity ties

In 1999 Renault took a 36.8% stake in Nissan, together with a 22.5% stake in Nissan Diesel and 100% of Nissan's European finance subsidiaries. The transaction cost a total of ¥643 billion (approximately €5 billion or $5.4 billion).

In accordance with the principles set out in the initial agreements, the second stage of the Renault-Nissan Alliance was engaged in 2002. This phase aimed to create a community of interests between Renault and Nissan, underpinned by stronger equity ties. It involved establishing an Alliance Board tasked with defining Alliance strategy, taking or proposing a number of major decisions and supervising the implementation of collaborative projects.

Equity ties were boosted as follows:

On March 1, 2002, Renault increased its equity stake in Nissan from 36.8% to 44.4% by exercising the warrants it had held since 1999.

At the same time, Nissan took a stake in Renault's capital through its wholly owned subsidiary, Nissan Finance Co., Ltd., which acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002. However, under French stock market regulations, Nissan Finance Co., Ltd., cannot exercise the voting rights attached to these shares. Nissan took a stake in Renault, giving it a direct interest in its partner's results, as was already the case for Renault in Nissan.

The French government reduced its stake in Renault to 25.9%[10].

In addition, each company reinforced its presence on the other's Board of Directors.

Management

When the Alliance was signed, three senior Renault executives joined the Nissan Board of Directors – Carlos Ghosn (Chief Operating Officer), Thierry Moulonguet (Finance) and Patrick Pélata (Product Planning). Nissan's Chairman and C.E.O., Yoshikazu Hanawa, was appointed to the Renault Board of Directors.

Following the increases in equity stakes in 2002, an additional Nissan director was appointed to the Renault Board, giving Nissan two out of a total of 16 seats. Renault holds three out of seven seats on the Nissan Board, held by Carlos Ghosn, Shémaya Lévy and Patrick Pélata.

Operating principle

To enable the Alliance to move into action, structures for managing and implementing collaborative projects were swiftly established. From the outset, 11 Cross-Company Teams (CCTs) were formed to pinpoint synergies, to propose and supervise the implementation of joint projects, while ensuring that both partners benefited fully from respective areas of expertise and that each preserved its individual personality. There are now 13 CCTs, each assisted in their day-to-day work by nine Functional Task Teams (FTTs) covering support functions such as legal expertise, quality, cost control, marketing, etc. (see Areas of Renault-Nissan cooperation, page xx). CCTs and FTTs teams report to the Alliance Board (AB), which meets monthly to define the Alliance's medium and long-term strategy and coordinate joint activities at a global level.

[10] On December 31, 2003, the French government only held a 15.65% stake in Renault (see chapter II, para. 4, ownership of share capital).

Milestones in the Alliance

- **March 27, 1999:** L. Schweitzer and Y. Hanawa signed the Renault-Nissan partnership agreement in Tokyo. Renault acquired a 36.8% stake in Nissan and other equity interests in the Nissan group, totalling ¥643 billion (€5 billion or US$5.4 billion)
- **June 1999**: Structures were established for developing and setting up the Alliance's joint projects. These structures were headed by the Global Alliance Committee and covered the activities of both companies.
- **October 18, 2000:** Nissan launched the three-year Nissan Revival Plan (NRP), which was successfully completed one year ahead of schedule.
- **December 20, 2001:** The Alliance Master Agreement was signed.
- **March 1, 2002:** In accordance with the terms of the agreement, Renault raised its stake in Nissan to 44.4%, an investment of ¥ 215.9 billion (€1.875 billion).
- **March 28, 2002:** Renault and Nissan set up a strategic management company, Renault Nissan b.v. based in the Netherlands.
- **March 28, 2002:** The Restated Alliance Master Agreement was signed.
- **March 29, 2002:** Nissan acquired a 13.5% equity stake in Renault.
- **April 2, 2002:** Nissan launched its second three-year plan, the NISSAN 180
- **May 28, 2002:** In line with the original agreements, Nissan increased its stake in Renault to 15%.
- **May 29, 2002:** First meeting of the Alliance Board, which replaced the Global Alliance Committee.

1.2.1.2 Governance and operational structure of the Alliance

The purpose of the second phase of the Alliance is to give Renault and Nissan a common strategic vision. New organizational structures and a new method of governance have been put into place.

Creation of Renault-Nissan b.v.

Formed on March 28, 2002, Renault-Nissan b.v. is a joint company, incorporated under Dutch law and equally owned by Renault SA and Nissan Motor Co., Ltd., responsible for the strategic management of the Alliance.

This command structure decides on medium- and long-term strategy, as described below under "Powers of the Alliance". It bolsters the management of the Renault-Nissan group and coordinates joint activities at a global level.


44.4%
15%
RENAULT SA
50%
50%
NISSAN Motor
Renault-Nissan B.V.
100%
RENAULT s.a.s.
Strategic Management
100%
Strategic Management
Joint companies RNPO, RNIS
Cross-Company Teams (CCTs)
Functional Task Teams (FTTs)

Renault-Nissan b.v. houses the Alliance Board.

The Board of Renault-Nissan b.v.

The Board's role

The Board replaces the Global Alliance Committee (GAC), the decision-making body set up in 1999, but it has a broader role and enhanced powers. The Alliance Board (AB) held its first meeting on May 29, 2002, and now meets every month. The Alliance Board is the decision-making body for all issues affecting the Alliance's future.

Both Renault and Nissan continue to manage their business and to perform as two separate companies. The operational management of each group remains in the hands of senior management accountable to their own Board of Directors.

Membership of the Board

The Alliance Board is composed of eight members: Renault's Chairman and CEO, who presides; the Chairman, President and CEO of Nissan Motor Co., Ltd., who acts as Vice President; three members appointed by Renault's Board of Directors, acting on a recommendation from its Chairman; and three members designated by the Board of Directors of Nissan Motor Co.Ltd. In the event of a tied vote, the President has the casting vote.

The Alliance Board comprises: Louis Schweitzer, President; Carlos Ghosn, Vice President; Pierre-Alain De Smedt; Georges Douin; François Hinfray; Norio Matsumura; Nobuo Okubo; and Tadao Takahashi.

To ensure that both parties share the fruits of the Alliance's performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, in the case of Nissan) to members of the Alliance Board.Nissan-designated members received a total of 100,000 Renault stock options for the first time in 2002. As a quid pro quo, members designated by Renault received the equivalent in the form of Nissan warrants in June 2003.

The Coordination Bureau and the Steering Committees

The Alliance's Coordination Bureau, with offices in Paris and Tokyo, and its two Steering Committees at Renault and Nissan are responsible for coordinating the work of the Cross Company Teams (CCTs) and the Functional Task Teams (FTTs). They also prepare the Alliance Board meetings. *(see Areas of Renault-Nissan cooperation)*

Powers of Renault-Nissan b.v.

Renault-Nissan b.v.'s **decision-making powers** with respect to Nissan Motor Co., Ltd. and Renault s.a.s. are limited to the following areas:

1. Adoption of three-, five- and 10-year plans (strategic company projects, with quantified data);
2. Approval of product plans (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);
3. Decisions concerning the commonization of products and powertrains (such as platforms, vehicles, transmissions, engines and other components);
4. Financial policy, including:
   a. discount rates used for ROCE studies and hurdle rates, applicable to future models and investments,
   b. risk-management rules and the policy governing them,
   c. rules on financing and cash management,
   d. debt leverage.
5. Management of common subsidiaries, CCTs and FTTs including CCT/FTT creation, modification or disbandment and
6. Any other subject or project assigned to Renault-Nissan b.v. on a joint basis by Nissan Motor Co., Ltd., and Renault s.a.s.

Renault-Nissan b.v. also has **the exclusive power to make a range of proposals** to the two operating companies, Nissan Motor Co., Ltd., and Renault s.a.s.. These two entities are free to accept or reject these proposals. However, the operating companies cannot take such decisions themselves unless Renault-Nissan b.v. has proposed them. Renault-Nissan b.v.'s power of initiative ensures that the two partners harmonize their policies.

1. **Creation and scope of joint subsidiaries;**
2. **Supplementary financial incentive schemes;**
3. **Significant changes in scope**, whether geographic or in terms of products, for total amounts of $100 million or more;
4. **Strategic investments,** i.e. investments other than product-related investments, amounting to $500 million or more;
5. **Strategic cooperation** between Nissan Motor Co., Ltd., or Renault s.a.s. and other companies.

In addition, Renault-Nissan b.v. owns or will own all the shares of existing and future joint subsidiaries of Renault and Nissan Motor Co., Ltd. Examples: RNPO, Renault and Nissan's equally owned subsidiary, was formed within Renault Nissan b.v. in April 2001. RNPO became a wholly owned Renault Nissan b.v. subsidiary following the transfer of its shares to Renault Nissan b.v. in June 2003. RNIS, the joint IS/IT subsidiary formed in July 2002, reports directly to Renault Nissan b.v.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, are managed independently by each company and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies and their employees. They are also responsible for their own results.

International Advisory Board

The International Advisory Board, comprising prominent members of the business and academic communities in Europe, Japan and the U.S., guides the Alliance's decision-making bodies.

The Board is chaired by **Louis Schweitzer**, Chairman and CEO of Renault, and **Carlos Ghosn**, Chairman, President and CEO of Nissan. On **January 2, 2004**, the members were **Pierre Bilger** (former Chairman of Alstom, France), **Jean-Claude Casanova** (Institut de France), **Jean-François Dehecq** (Sanofi-Synthelabo, France), **Yoshiharu Fukuhara** (Shiseido, Japon), **Pehr G. Gyllenhammar** (Aviva, United Kingdom), **Haruo Murakami** (Japan Telecom, Japan), **Michel Pébereau** (BNP-Paribas, France), **Iwao Nakatani** (Tama University, Japan), **Frank N. Newman** (Chairman Emeritus of Banker's Trust Corporation, U.S.), **Joseph Stiglitz** (Columbia University, U.S.), **Morris Tabaksblat** (Reed Elsevier, Netherlands).

Yoshikazu Hanawa, Chairman of Nissan until June 2003, left the Board on the same date.

A foundation dedicated to maintaining the stability of the Alliance

A foundation, organized under **Dutch law** and linked to Renault-Nissan b.v., has been set up to help Renault-Nissan's ownership structure remain stable. To achieve that goal, the foundation can subscribe for more than 50% of the capital of Renault Nissan b.v. in the event of a creeping takeover by an outside company or group of companies acting in concert (more precisely, when a threshold of 15% of the capital of Renault or Nissan is breached) otherwise than through a public tender offer. In this case, however, the Renault-Nissan b.v. foundation may not retain control for more than 18 months.

The foundation is managed by a six-member board, four of whom are independent members chosen on an equal basis by Renault and Nissan. The Combined General Meeting of Renault Shareholders on April 26, 2002, ratified the appointment to the foundation's board of Pierre Bilger and Morris Tabaksblat, put forward by the Board of Directors.

Difference between Renault SA and Renault s.a.s.

Moves to strengthen the Alliance between Renault and Nissan Motor Co., Ltd., and delegate strategic management to Renault-Nissan b.v. made it necessary to reorganize Renault. This resulted in the formation of a simplified joint-stock company, **Renault s.a.s., wholly owned by Renault S.A. and endowed with the bulk of its assets.**

Renault S.A. holds Renault's shares in Nissan. In addition to Renault s.a.s. and its subsidiaries, Renault S.A.'s assets primarily consist of the equity interest in Nissan, while its liabilities mainly comprise redeemable shares, financial liabilities and bank borrowings.

Renault s.a.s. is managed by the Chairman of Renault S.A. and by a Board of Directors composed of the same members as Renault S.A.'s Board of Directors. This reorganization has no effect on Renault's staff or shareholders, or consolidated financial statements.

1.2.2 AREAS OF RENAULT-NISSAN COOPERATION

Since 1999 Renault and Nissan have cooperated in several areas, achieving rapid initial results. The present form of the Alliance, with a strategic management board and cross-shareholdings, has provided a fresh impetus to Renault and Nissan's cooperation and a shared, long-term vision.

The cooperation is based on clear principles. First, sharing resources to generate economies of scale. Second, using the good fit in terms of product ranges, markets and expertise to improve efficiency, while maintaining each brand's separate identity.

1.2.2.1 Operational steering bodies and their scope

Cross-Company Teams

Thirteen CCTs, consisting of members from both companies, have been formed to pinpoint synergies between Renault and Nissan, propose joint projects and monitor their implementation.

CCTs have so far been working on the following topics within the framework of the Alliance:

1. Europe
2. Africa, Eastern Europe and the Middle East
3. Asia and Ocenia
4. Japan
5. Mexico and Central America
6. South America
7. Product planning
8. Purchasing
9. Powertrains
10. Vehicle engineering
11. Manufacturing and logistics
12. Research
13. Light commercial vehicles

Each CCT has a leader (and a pilot) appointed either by Renault or Nissan, who is assisted by a deputy from the other company. The exception is the Product Planning CCT, which is steered jointly by both groups.

The 13 CCTs report directly to the Alliance Board.

Back-up from Functional Task Teams

In addition, nine FTTs provide support to the CCTs in the following areas:

1. Corporate planning
2. Legal and tax
3. Cost management and control
4. Quality
5. Cross manufacturing
6. Information systems
7. Parts and accessories
8. Research and development
9. Marketing

Like the CCTs, the FTTs also report directly to the Alliance Board.

The close Renault-Nissan cooperation is implemented through projects, which have either an industrial or commercial base.

1.2.2.2 Sharing industrial resources

The Alliance has initiated the development of common vehicle platforms and powertrains. This policy entails defining and implementing joint strategies for purchasing and industrial location.

Two common platforms already in use by Renault and Nissan

Renault and Nissan began developing their **first common platform** for entry-level B-segment vehicles in 1999. Nissan was the first to use this platform for its new March/Micra model, launched in Japan in March 2002 and in Europe in January 2003. Nissan has since used this platform for two other compact vehicle families, the Cube and Cube Cubic. Nissan's total production of vehicles using the B platform came to 650,000 units for the period from March 2002 through December 2003. Renault will use the B platform as a base for a new compact vehicle and for the successor to its Clio model at end-2004 and 2005.

A **second common platform,** dedicated to the midrange C segment, is also in operation. Renault inaugurated this platform with production of Mégane II in September 2002. Since its launch and through December 2003, production output of the six Mégane models totaled just over 660,000 units. Nissan will adapt this platform for use, at a later stage, for its own C segment models.

Cross-sourcing and cross-development of powertrain families

Renault and Nissan are examining the best way to share engines and transmissions. Development tasks are gradually being divided up according to the two groups' respective expertise, with Renault focusing on diesel engines and manual gearboxes and Nissan on gasoline engines and automatic transmissions.

Renault has fitted the Nissan 3.5-liter V6 engine to Vel Satis and the Espace IV and has used Nissan's four-wheel-drive transmission on the Kangoo 4x4.

Since 2002 Nissan has been using Renault's manual gearbox on Almera and two common-rail diesel engines produced by Renault: a 1.5-liter unit on Almera and a 1.9-liter unit on Primera. The new Micra launched in early 2003 is equipped with one of the most competitive diesel engines on the market, the Renault K9K 1.5 liter unit. The 48kW version was fitted in March 2003 and the 60kW since October 2003. Nissan has thus been able to offer a much more attractive range in Europe and significantly improve its diesel mix in overall sales.

The cross-sourcing of current engines and transmissions adapted to each partner's immediate needs more than doubled in terms of volume and value in 2003 compared to 2002. Within the Alliance, the exchanges are being organized in Europe as well as between the Mercosur (Brazil, Chile) and Mexico and also Japan and Korea.

As an example, the number of components delivered by Renault to Nissan in Europe rose from 30,000 units in 2002 (initial phase) to over 250,000 units in 2003 (including 50,000 diesel engines).

Shortly after signing the Alliance, the Powertrains CCT initiated a program for the joint development of engines and transmissions. This came in addition to cross-sourcing projects already underway. Three new engine families (two gasoline and one diesel) and one family of transmissions are being developed to common specifications and should be phased in soon by both partners.

By 2010, in order to reduce development costs and optimize the use of resources, the Alliance is aiming to have an optimum number of common engine and transmission families, including eight new families for engines and seven new transmission families, for use by both partners.

Shared production capacity and cross-badging

The Alliance enables both partners to cut costs by sharing production capacity.

In Mexico, Scénic has been built at Nissan's Cuernavaca plant since 2000, and Clio went into production at Nissan's Aguascalientes plant in late 2001. In 2003 over 15,000 units of these two models were manufactured, against 12,000 units in 2002. In addition, Nissan assembles and sells the Nissan Platina, derived from the Clio sedan. In Mexico and peripheral markets, Platina sales rose from 37,200 units in 2002 to 54,800 units in 2003. *(See Commercial Cooperation in Mexico).*

In Brazil, a joint assembly site for light commercial vehicles was set up on Renault's Curitiba industrial complex in December 2001. This site commenced with the production of Renault's Master van, followed by Nissan's New Frontier pickup in April 2002. The production of a second Nissan model, the Xterra 4x4, was launched in April 2003.

In Spain, the Trafic compact van went into production at Nissan's Barcelona plant in late September 2002, marking the Alliance's first cross-manufacturing project in Europe. Jointly developed by Renault and General Motors Europe, this model is sold under the Renault Trafic, Nissan Primastar and Opel Vivaro nameplates.

Success of RNPO, boosting joint purchasing strategy

Implementing a global coordinated purchasing strategy is a priority in the drive to cut costs, improve services, and forge closer partnerships with suppliers. This strategy extends to all areas of procurement, including vehicle and powertrain components, raw materials, tools and equipment, services, logistics and spare parts. As sharing of platforms and powertrains increases, the purchasing policy is becoming more coordinated and now includes a common panel of approved suppliers for the Alliance.

In 2001 Renault and Nissan set up a joint, equally owned subsidiary, **Renault Nissan Purchasing Organization (RNPO),** now owned by Renault-Nissan B.V. RNPO initially covered almost 30% of the two companies' worldwide annual purchasing (€14.5 billion). Then, in 2002, it moved into phase two of its development, which saw its share of the two companies' worldwide annual purchasing increased to 43% (€21.5 billion). This increase is accounted for mainly by powertrain purchases.

In view of past performances, the Alliance Board decided in July 2003 to increase RNPO's annual purchases from €21.5 billion to €33 billion, covering 70% of the Alliance's purchases. RNPO will extend its scope of purchasing to include machinery and equipment, logistics and additional vehicle components. In addition, RNPO's scope of responsibility will now extend beyond the three strategic zones – Western Europe, Japan and North America – to include all zones where Renault or Nissan have an industrial presence. This third phase was launched on January 1, 2004.

IS/IT convergence

In July 2002 the Alliance Board decided to set up Renault Nissan Information Services (RNIS), the Alliance's second joint venture after RNPO. In early 2002 RNIS became a wholly owned subsidiary of Renault Nissan b.v. following the implementation of the Alliance's second phase. RNIS is responsible for defining and implementing joint IS/IT policy for both groups.

With the creation of RNIS, which bolsters cooperation between the two partners, Renault and Nissan aim at making headway in three areas: the standardization of network infrastructure and software, global management of suppliers, and the introduction of joint applications.

The primary objective is not only to cut costs and speed up deployment, but also to exchange best practices, so as to promote the most efficient processes within both groups.

A Renault-Nissan data transmission network has been operational since January 2004, linking up all the major sites of both groups around the world.

Sharing know-how in manufacturing, logistics and services

Renault's and Nissan's areas of expertise are strongly complementary. This allows both groups to move forward more rapidly in critical areas, such as quality management and cost control.

In **manufacturing**, the development of the Renault Production Way (SPR) called on Nissan expertise in production processes, such as the training and dexterity of operators, problem-solving, control of delivery times and production programs. Similarly, Nissan has drawn inspiration from Renault's standards and analysis tools to improve workstation ergonomics and cost control methods. (*See common Quality Standards below.*)

In **logistics**, in addition to the joint systems already established for parts procurement and vehicle transport in Europe, Renault and Nissan formed the Global Alliance Logistics Committee in November 2002. This body is responsible for implementing shared global logistics strategies. Moreover, a joint evaluation method, the Key Process Indicators (KPIs), has been in place since April 2003. KPIs have been set up in the six CKD logistics centres (Grand Couronne, Valladolid, Bursa and Curitiba for Renault, and Honmoku and Smyrna for Nissan). As a result of monthly reporting on these key indicators, the Renault and Nissan Logistics departments can control and compare production output per employee, quality, customer satisfaction levels, etc.

Renault now uses Nissan's recyclable containers for shipment of unassembled vehicles in the form of CKD kits. A second maritime route for transporting vehicles, based in the United Kingdom, was opened in 2002. This comes in addition to the France-Spain link. The system for collecting joint parts, making it possible to share transport and stocking costs, has been further developed in Europe since 2002 as part of the parts supply chain in 2002. This was followed by the implementation of a joint packaging standard in March 2003. A new working party, responsible for improving parts supply management, was set up in May 2003.

In **support functions**, planning specialists ensure the consistency of long- and medium-term plans. They share planning tools and economic and market scenarios. In addition, the partners exchange market research on products. Work is also under way to harmonize cost control methods. In finance, Renault Finance has become Renault's and Nissan's joint trading room.

To prepare for the medium and long term, Renault and Nissan are working jointly on **advanced research and engineering** in the areas of vehicle weight reduction, emission control, hybrid vehicles, x-by-wire systems, and navigation systems. For fuel-cell vehicles – a crucial research project – Nissan and Renault have implemented a 10-year development program, with Nissan conducting the first stage, out to 2005, and Renault the second stage, out to 2010. In addition, new opportunities for cooperation are open to Renault following the Toyota-Nissan partnership agreement on hybrid vehicle technology, signed on September 2, 2002.

Quality management: implementing joint quality standards

Quality Management focuses on three major areas:

1/ The Alliance Quality Charter

The charter, in its second edition published at the beginning of 2003, defines joint guidelines for quality procedures. These guidelines have been applied to all Alliance projects since January 2003.

The charter affects all **key quality processes**: customer quality surveys, group quality targets, development of a new quality management model, production quality assurance, parts supply, quality of sales and aftersales service, warranty policy and procedures, etc.

The **implementation of joint quality tools**, set out in the charter, brings Renault and Nissan closer together. These tools include:

* the **Alliance Vehicle Evaluation System** (AVES): in place in all Renault and Nissan plants since January 2003;

* the **Alliance New Product Quality Procedure** (ANPQP): aimed at suppliers and in use on the B-platform for the March/Micra models and applied to all new projects; and

* the **Alliance Supplier Evaluation System** (ASES): for assessing supplier management and performance, and their technical expertise with respect to quality.

2/ Renault and Nissan quality plans

The Quality FFT examines best practices in order to step up progress in both groups and meet quality targets.

Renault and Nissan include best practices in their respective quality plans in the form of quality milestones, reliability, durability, aftersales service, etc. In addition, experts appointed by each company monitor the implementation of best practices by the other partner.

3/ Synergies

As a result of developing common approaches, Renault and Nissan move forward together:

- Incidentology in Europe: a joint Powertrain team was formed in January 2003

- Improved quality assurance for suppliers

- Diagnostics system optimization, etc.

1.2.2.3 Close commercial fit

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in all the major automotive markets. Each can thus move into new markets at a lower cost, relying on the other partner's manufacturing facilities and distribution network. This close fit also enables the groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, manufacturing processes and marketing.

Commercial cooperation in Europe

From the outset, the Renault-Nissan Alliance has worked together, forming joint European structures with a view to rationalizing distribution costs in certain countries, sharing fixed costs, boosting sales network competitiveness and providing support to Nissan's development.

In the various European headquarters, Group Offices were formed to step up the exchange of best practices in aftersales services and marketing.

In each country, subsidiaries were reorganized as Dual Legal Entities or Single Legal Entities. For their subsidiaries in France, Spain, the U.K. and Italy, Renault and Nissan have maintained distinct legal entities. However, Group Offices have been formed, placed under Renault's authority, which manage all back office activities, such as accounts, human resources, purchasing, etc. Renault charges a fee for this service. In addition, Renault and Nissan have formed single legal and commercial entities (SLEs) for both groups in four countries: Switzerland and the Netherlands on February 16, 2001, followed by Germany on September 16, 2002, and Austria on May 28, 2003. In these entities, each brand has its own front office that offers brand-specific services and customer contacts, thus preserving each brand's identity. As with the DLEs, all back office operations are pooled in the Group Office which works for both brands.

SLEs are located on joint Renault-Nissan premises. Renault UK and Nissan Motor GB (DLE) even share a joint spare parts warehouse at Lutterworth.

A hub strategy is being implemented within the distribution networks. The strategy aims at transforming dealerships into a network of fewer, more powerful partners, operating across a larger area. The creation of common hubs is also part of the strategy. On completion of this programme in 2005, half of Renault and Nissan dealerships will be operating as common hubs, with single dealerships offering both brands, generating considerable economies of scale. At the end of December 2003, just over two-thirds of all planned hubs were in place.

In 1999, Nissan's European sales financing subsidiaries were integrated into Renault's operations within RCI Banque. RCI Banque has a strong commercial presence in Europe and has recognized expertise in sales-financing.

Dual-badging of light commercial vehicles in Europe

Thanks to the excellent fit in terms of product ranges, Renault and Nissan can round out their offers locally with vehicles from the other partner's ranges, while taking care to preserve their respective brand identities.

Thanks to the dual-badging policy for light commercial vehicles, Nissan can offer European customers new models on this market segment. Similarly, the policy enables Renault to increase capacity utilization and partly amortize development costs. Two prime examples of this approach in 2002 are Nissan's Primastar, derived from the compact Renault Trafic van, developed by Renault and General Motors Europe, and Interstar, derived from the Renault Master van. Another example is the Nissan Kubistar, derived from the Renault Kangoo van, which has been selling in Europe since October 2003.

Cooperation in Mexico, Central America and Mercosur

Thanks to the Alliance, Renault was able to return to **Mexico**, with two Renault models, Scénic and Clio, now produced locally in Nissan's plants. Renault's Mexican distribution network is mainly made up of Nissan dealers. At end-2003 there were 39 sales outlets; two-thirds of them were formerly Nissan dealers. Renault and Nissan maintain separate commercial strategies, but combine back-office activities to reduce their fixed costs. The market share of the two groups came to almost 24% in 2003.

In **Central America**, Renault cars are now sold in El Salvador, Honduras, Panama and Ecuador by Nissan importers working jointly for both groups.

In turn, Nissan is expanding its manufacturing and marketing presence in **Mercosur** (Argentina, Brazil, Paraguay and Uruguay) with Renault's support. The New Frontier pickup and the Xterra 4x4, built at Renault's Brazilian plant, are two Nissan models to be assembled in Mercosur (see Cross manufacturing). Nissan do Brasil has also successfully set up a network of Nissan dealers based on the existing Renault dealership network. At the end of 2002, the 61-strong Nissan dealership network was up and running.

Similarly, Renault Argentina took over responsiblity for Nissan imports in June 2001. A total of 43 sales outlets managed by 27 Renault dealerships have been selling Nissan vehicles since January 1, 2003.

Distribution networks in Asia, the Gulf States and Africa

In **Korea**, Nissan provides Renault Samsung Motors with vital support for manufacturing and adapting the SM5 and SM3, both derived from Nissan vehicles. Renault Samsung Motors had gained a 10.8% share of the passenger market at the end of December 2003.

Elsewhere in **Asia-Pacific,** Renault is now present in Japan, Taiwan, Australia and Indonesia thanks to its partner and it intends to expand in these markets. In Japan, for example, a total of 74 sales outlets, both single- and dual-badge, were operational at the end of 2003.

In the **Gulf States,** Nissan importers have been selling Renault vehicles in Bahrain, Kuwait and Qatar since January 2003.

In **North Africa**, Renault's importer took over Nissan SIAB's exclusive importer in Morocco in November 2000 and, since then, has been growing Nissan sales. Similarly ARTES, Renault's national sales company in Tunisia, became Nissan's NSC on May 16, 2003, in a move that should increase Alliance synergies and give a strong boost to sales.

In **sub-Saharan Africa**, Nissan is relying on Renault's presence to set up operations in the Democratic Republic of Congo, Mali and Senegal. Meanwhile, Renault has used Nissan's facility in **South Africa** for spare parts logistics and storage.

1.2.2.4 Staff exchanges

Staff exchanges between Renault and Nissan facilitate the process of knowledge-sharing between the two companies.

Since the start of the Alliance, staff exchanges fall into four categories:

* **Expatriate staff** seek to develop mutual understanding and enhance functional skills by contributing their know-how and exchanging best practices. There are 75 Renault and Nissan expatriates (as at November 1, 2003). Forty Renault staff are based either at Nissan's headquarters in Ginza or at the Atsugi research center; and 35 Nissan staff work at the Renault head office in Boulogne, at Rueil, and at the Technocentre in Guyancourt.

* Fourteen other expatriate staff are working on **Alliance projects** aimed at developing common powertrains and platforms.

* The third category consists of some 200 people assigned to **joint organizational structures** such as Renault Nissan Purchasing Organization (RNPO) and Renault Nissan Information Services (RNIS).

* Last, **inter-regional exchanges of staff** are on the increase. Twenty-five Renault staff have been posted to Nissan subsidiaries in Europe and the U.S., while Nissan has seconded 30 employees either to Renault Samsung Motors or to Renault Japan and Asia-Pacific.

Naturally, many other categories of personnel are also directly involved in the operation of the Alliance, including the 13 Cross-Company Teams and the nine Functional Task Teams.

1.2.3 NISSAN'S RESULTS

Nissan's financial statements are prepared using Japanese accounting standards, which differ from the standards used by Renault. The statements include intermediate operating totals and some Nissan-specific indicators. To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in Note 12 of the notes to the consolidated financial statements.

1.2.3.1. Sharp increase in earnings

With the success of the Nissan Revival Plan (NRP), implemented in October 1999 and completed a year ahead of schedule, Nissan ranks as one of today's most competitive and profitable volume carmakers.

In April 2002 a new three-year plan, dubbed NISSAN 180, was launched in the wake of the NRP, in order to accelerate growth and boost the profitability of the Japanese group.

NISSAN 180: aiming for lasting and profitable growth

The objectives of NISSAN 180 were announced in April 2002 and are clear from its name:

1: One million additional units worldwide by the end of September 2005 relative to March 31, 2001.

8: Eight percent operating margin, under constant Japanese accounting standards.

0: Zero net automotive debt by the end of fiscal year 2004 (March 31, 2005), under constant Japanese accounting standards.

These goals are to be attained by:

- Generating more revenue;
- Reducing costs;
- Increasing both quality and speed; and
- Maximizing synergies generated by the Alliance with Renault.

With NISSAN 180, the group has entered an assertive phase of conquering world markets while improving profitability.

To that end, Nissan is stepping up the pace of new-vehicle launches. In the first fiscal year of NISSAN 180 (i.e. from April 2002 to March 2003), 12 brand-new products were launched worldwide. And eight of the 10 vehicles planned for the second fiscal year (currently underway) have already been launched. Throughout the three years of NISSAN 180, no fewer than 28 new vehicles will be rolled out in an effort to win new markets and cover the most profitable segments.

U.S. and China: two key development paths in 2003

The group is seeking in particular to buttress its presence in two stategic markets, the United States and China.

In the **U.S.**, which accounts for one-fourth of its sales, Nissan opened its second plant in May 2003, in Canton, Mississippi. The Canton plant should allow Nissan to double production capacity in North America by mid-2004 and to respond more effectively to mounting demand. The plant will produce a total of five models, including three all-new ones for 2003. Nissan's aim is to conquer market segments in which it is not yet present. The first four model to come off the Canton assembly lines – Quest Minivan – was lauched in July 2003 in the minivan segment. Quest was followed by Armada, a rugged 4x4 launched in October 2003 in the full-size 4x4 segment, and then in December 2003 by the Titan King Cab and the Titan Crew Cab, the first Japanese full-size pickups to compete head-on with traditional U.S. models.

Nissan's other strategic priority is its joint venture with Dong Feng in **China**, which commenced operations in 2003. Nissan invested one billion dollars in China when it took a 50% stake in Dongfeng Motor Co., which handles the automotive activities of the Dong Feng group, with the exception of holdings in joint ventures including other automakers. On November 24, 2003, the new management team, set up by representatives of both Nissan and Dong Feng, officially unveiled a business plan aimed at doubling the sales of Dongfeng Motor Co. between the end of 2003 and 2007, generating double-digit operating profit, and optimizing synergies between the two partners over the next four years. Against this backdrop, Dongfeng Motor Co. is looking to sell 550,000 vehicles by 2006, comprising 220,000 Nissan-badged passenger cars and 330,000 trucks/heavy commercial vehicles under the Dongfeng brand. Founded in 1969 by the Chinese governement, Dong Feng is one of the country's top three automotive groups. Three-quarters of its sales volumes and output consists of trucks, buses and commercial vehicles. Nissan will contribute a full range of passenger cars. The six models, ranging from a small family auto to a high-end sedan, will be manufactured and sold locally.

Nissan's half-year results at September 30, 2003

Nissan's financial statements for first-half fiscal year 2003, under Japanese accounting standards (April 1 - September 30, 2003)

On November 16, 2003 Nissan filed its financial results for the first half of fiscal 2003 (April 1 – September 30), the third half-year of the NISSAN 180 plan.

Despite the sluggish environment, the group sold 1,467,000 vehicles worldwide, up 5.9% on first-half 2002. Sales rose 6.6% in Europe and 11% North America. With revenues of ¥3,556 billion, up 8.2% year-on-year, the group reported an unprecedented 15.2% increase in operating margin to ¥401 billion, or 11.3% of revenues.

1.2.3.2 Nissan makes a growing contribution to Renault's results

Strong contribution to Renault's net income

Renault's shareholding in Nissan – raised from 36.8% to 44.4% in 2002 – combined with Nissan's full and speedy recovery, has allowed Renault,to benefit from a major positive contribution from Nissan. Renault accounts for Nissan's restated income under the equity method

After restatement, the income reported by Nissan for the first half of fiscal 2003 (April 1 to September 30) contributed €846 millions [(1)] to Renault's net income in second-half 2003, including €80 million from application of IAS 38.

For the **full fiscal year 2003,** Nissan's contribution to Renault's net income was €1,705 million, including €184 million from the application of IAS 38. In the fiscal years 2001 and 2002, Nissan made positive contributions to Renault's net income of €497 million and €1,335 million, respectively.

(1) After goodwill amortization of €18 million for the first half-year and based on an average exchange rate of ¥133.4 to €1.

Nissan raises dividends

Renault received a dividend per share of ¥14, or a total of ¥28.04 billion (€210.21 million), in respect of Nissan's 2002 fiscal year (April 2002-March 2003). Because Nissan pays dividends on a semi-annual basis, the payout for the second half-year was made in June 2003 in the amount of ¥10 per share, or ¥20.04 billion (€144.21 million) (see table below).

For fiscal 2003 (April 2003-March 2004), Renault received on December 9, 2003, an interim dividend of ¥8 per share (out of a total of ¥19 planned for the full year), or ¥16.03 billion (€122.52 million). Note that Nissan had announced in October 2002 that it would pay out ¥19 per share in respect of 2003 and ¥24 for the following year, the equivalent of a three-fold increase in dividend from the baseline level of ¥8 per share for 2001.

Dividend payout by Nissan

For FY	2000 Total	2001 Total	HI 2002 1st payment	H2 2002 2nd payment	2002 Total	2003* 1st payment
Dividend per share (¥)	**7**	**8**	4	10	**14**	**8**
Dividend received by Renault (¥m)	10.3	13.9	8	20.0	28.0	16,0
Dividend received by Renault (€m)	**99**	**117**	66	144.2	**210.2**	**122,5**

* Nissan intends to pay ¥19 for full-year 2003 – the second payment will be made in June 2004

1.2.4. OVERALL PERFORMANCE AND FINANCIAL INDICATORS

1.2.4.1 Industrial and commercial presence

Renault and Nissan have a worldwide commercial and industrial presence. The two partners' markets and production sites form an excellent fit, with wide coverage and strong positions in Europe, North America and Asia.

Nissan's industrial presence spans 16 countries, while Renault has manufacturing facilities in 14 countries, including the new brands Dacia and Renault Samsung. The two groups also share production capacity in three countries: at Nissan's Cuernavaca and Aguascalientes plants in Mexico, at Renault's Curitiba light commercial vehicle plant in Brazil and, since end-2002, at Nissan's Barcelona plant in Spain.

In 2003 Renault's and Nissan's combined worldwide sales amounted to 5,357,315 vehicles, with 2,296,123 units sold in Western Europe, 864,015 in North America, 827,368 in Japan. Total sales in Latin America amounted to 394,635 units, including 232,329 in Mexico. A further 216,306 were sold in the Middle East and Africa. The Alliance's global market share came to 9.3%, putting it among the **world's top five automakers.**

Renault-Nissan Alliance worldwide sales (1)+(2) (passenger cars and light commercial vehicles)

World

	2003	2002	% change 2003/2002
Renault group	**2,388,958**	**2,404,977**	**-0.7**
- Renault	2,208,900	2,230,103	-1.0
- RSM*	111,431	117,085	-4.8
- Dacia*	68,637	57,789	+18.8
Nissan group	**2,968,357**	**2,735,932**	**+8.5**
Renault-Nissan Alliance	**5,357,315**	**5,140,909**	**+4.2**

* *Domestic market sales and exports*

Western Europe

	2003	2002	% change 2003/2002
Renault group	**1,806,443**	**1,870,344**	**-3.4**
Of which:			
France	708,401	762,893	-7.1
Germany	224,860	226,725	-0.8
Italy	184,428	184,949	-0.3
Spain	212,339	202,266	+5.0
UK	210,366	215,431	-2.4
Nissan group	**489,680**	**432,130**	**+13.3**
Of which:			
France	47,059	35,800	+31.4
Germany	70,050	64,269	+9.0
Italy	78,075	59,616	+31.0
Spain	62,229	56,525	+10.1
UK	114,641	106,583	+7.6
Renault-Nissan Alliance	**2,296,123**	**2,302,474**	**-0.3**
Of which:			
France	755,460	798,693	-5.4
Germany	294,910	290,994	+1.3
Italy	262,503	244,565	+7.3
Spain	274,568	258,791	+6.1
UK	325,007	322,014	+0.9

Central and Eastern Europe*

	2003	2002	% change 2003/2002
Renault group	**261,102**	**200,186**	**+30.4**
Of which:			
Romania	68,037	61,845	+10.0
Turkey	58,721	21,944	+167.6
Nissan group	**54,610**	**43,557**	**+25.4**
Of which:			
Romania	866	798	+8.5
Turkey	6,025	4,133	+45.8
Renault-Nissan Alliance	**315,712**	**243,743**	**+29.5**
Of which:			
Romania	68,903	62,643	+10.0
Turkey	64,746	26,077	+148.3

** Central and Eastern European zone: Poland, Hungary, Czech Republic, Slovakia, Slovenia, Baltic states, Balkan countries, Romania, Bulgaria, Turkey, Russia, Ukraine and ex-CIS countries.*

Middle East and Africa

	2003	2002	% change 2003/2002
Renault group	69,735	68,406	+1.9
Nissan group	146,571	153,360	-4.4
Renault-Nissan Alliance	**216,306**	**221,766**	**-2.5**

** Middle East and Africa zone: Maghreb, Iran, Saudi Arabia, Egypt, Israel, other Middle East countries, South Africa, other countries in sub-Saharan Africa.*

Japan

	2003	2002	% change 2003/2002
Renault group	2,274	2,414	-5.8
Nissan group	825,094	773,726	+6.6
Renault-Nissan Alliance	**827,368**	**776,140**	**+6.6**

Asia-Pacific region*

	2003	2002	% change 2003/2002
Renault group	**121,484**	**132,067**	**-8.0**
Of which:			
China	1,786	3,075	-41.9
South Korea	110,307	116,793	-5.6
Nissan group	**321,672**	**271,445**	**+18.5**
Of which:			
China	95,062	68,078	+39.6
South Korea	25	1	+2400.0
Renault-Nissan Alliance	**443,156**	**403,512**	**+9.8**
Of which:			
China	96,848	71,153	+36.1
South Korea	110,332	116,794	-5.5

** Asia-Pacific zone: China/Hong-Kong, Taiwan, South Korea, Thailand, Malaysia, Indonesia, Australia, New Zealand and others.*

Latin America*

	2003	2002	% change 2003/2002
Renault group	**127,920**	**131,560**	**-2.8**
Of which:			
Argentina	14,760	17,707	-16.6
Brazil	58,054	60,611	-4.2
Mexico	18,318	15,703	+16.7
Nissan group	**266,715**	**257,528**	**+3.6**
Of which:			
Argentina	1,817	1,090	+66.7
Brazil	7,950	4,412	+80.2
Mexico	214,011	211,648	+1.1
Renault-Nissan Alliance	**394,635**	**389,088**	**+1.4**
Of which:			
Argentina	16,577	18,797	-11.8
Brazil	66,004	65,023	+1.5
Mexico	232,329	227,351	+2.2

** Latin American zone: Argentina, Brazil, Mexico, Chile, Paraguay, Peru, Uruguay, Venezuela, Colombia, Puerto Rico and others.*

North America

	2003	2002	% change 2003/2002
Nissan group	**864,015**	**804,186**	**+7.4**
Canada	69,534	64,661	+7.5
U.S.	794,481	739,525	+7.4

(1) Renault defines "sales" as registrations of new vehicles, plus billings for certain regions. For Western Europe, in addition to registered vehicles, a further 34,307 unregistered units must be added to the 2003 total (vs. 39,910 in 2002). In line with standard car industry practice, market share is computed either from the latest figures supplied by official bodies or from data sourced from automakers, hence sales. For Nissan, the data are those published by the company itself.

(2) Preliminary data

VORLWILDE SALES AND INDUSTRIAL FACILITIES



2 296
1 806
490
Western Europe
864
North America
395
128
267
Latin America(1)
216
70
146
Middle East and Africa
Central and Eastern Europe(2)
Japan
825
443
121
322
Asia-Oceania
United Kingdom
France
Spain*
Portugal
Morocco
Romania (Dacia)
Slovenia
Turkey
Russia
Egypt
Pakistan
China
Korea
Japan
Taiwan
Thailand
Philippines
Malaysia
Indonesia
Kenya
Zimbabwe
South Africa
United States
Mexico
Colombia
Brazil*
Chile
Argentina
Thousands of units - 2003
Renault Group
Nissan Group
Renault Group plants (Renault, Dacia and Renault Samsung Motors)
Nissan plants
Body assembly
Powertrain

Number of units sold worldwide in 2003 :

Renault Group	2,388,958
Nissan	2,968,357
Renault-Nissan Alliance	5,357,315

(1) Including Mexico.
(2) Including Russia and Turkey
** including the joint LCV plant*

1.2.4.2. Value of Joint Operations

All told, Renault sales to Nissan and Renault purchases from Nissan amounted in 2003 to around €700 million and €880 million respectively, as mentioned in note 12-H of the notes to the consolidated financial statements.

1.2.4.3 Alliance Financial Indicators

The purpose of the financial data in this section is two-fold: to broadly quantify the economic significance of the Renault-Nissan Alliance by means of key performance indicators and to make it easier to compare the assets and liabilities of the two groups.

The originality of the Alliance means, among other things, that Renault's and Nissan's assets and liabilities cannot be combined. Accordingly, the data are not presented in accordance with generally accepted accounting principles for consolidated financial statements and are not submitted for external audit.

From now on, the indicators will be published every six months. The information will become increasingly precise and detailed as the Alliance moves ahead with its project to bring the two groups' accounting standards into line.

The information is based on the latest consolidated figures released by both groups, that is to say the consolidated financial statements at December 31, 2003 for Renault and at September 30, 2003 for Nissan. Nissan's accounts were restated before being converted to euro.

KEY PERFORMANCE INDICATORS

Revenues *(€ million)*	**RENAULT**	**NISSAN**[(1)]	*Intercompany eliminations*	**ALLIANCE**
Financial year ending	Dec 31, 03	Sept. 30, 03		
Sales of goods and services	35,658	50,879	(1,580)	84,957
Income from sales financing operations	1,867	2,868		4,735
Total revenues	**37,525**	**53,747**	**(1,580)**	**89,692**

[(1)] Converted at the average six-month yen/euro exchange rate

The Alliance's intercompany business consists mainly of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their annual value is estimated on the basis of Renault's full financial year.

Furthermore, presentation adjustments have been made to Nissan's revenues to make the data consistent across both groups. Revenues are presented net of rebates. Sales with buy-back commitments have been restated as rentals.

The Alliance **operating margin** covers the financial year ending on December 31, 2003 for Renault and on September 30, 2003 for Nissan and is presented with the impact of IAS 38 included.

	€ million
Renault	1,402
Nissan [(1)]	6,366
Alliance[(2)]	**7,768**

[(1)] Converted at the average six-month yen/euro exchange rate
[(2)] Intercompany transactions impacting the operating margin are minor and have not therefore been eliminated.

For the Alliance, operating margin is equivalent to 8.7% of revenues.

For Nissan, the methods used to evaluate operating margin are identical to those used to prepare Renault's financial statements, after restatement for harmonization of accounting standards and for fair-value measurements made by Renault for acquisitions made in 1999 and 2002.

Furthermore, reclassifications have been made where necessary to harmonize information with the presentation of intermediate totals published by Nissan under Japanese GAAP.

SUMMARY BALANCE SHEETS OF RENAULT AND NISSAN

RENAULT at Dec. 31, 2003 (€ million)

Intangible assets	1,394	Shareholders' equity	13,591
Tangible assets	10,392	Minorities	395
Equity method securities (ex Alliance)	1,714	Deferred tax liabilities	885
Deferred tax assets	1,328	Provisions for pensions & related items	861
Inventories	4,872	Interest-bearing debt, o/w	27,182
Sales Financing receivables	19,614	*Automobile*	7,069
Automobile receivables	2,096	*Sales financing*	20,113
Other assets	5,386	Other borrowings	15,377
Cash	4,276		
Total assets ex Nissan securities	**51,072**		
Nissan securities accounted for by equity metho	7,219		
Total assets	**58,291**	**Total liabilities**	**58,291**

NISSAN restated at Sept. 30, 2003 (€ million)

Intangible assets	1,930	Shareholders' equity	16,566
Tangible assets	28,821	Minorities	935
Equity method securities (ex Alliance)	374	Deferred tax liabilities	2,030
Deferred tax assets	1,430	Provisions for pensions & related items	5,540
Inventories	4,508	Interest-bearing debt, o/w	24,791
Sales Financing receivables	15,958	*Automobile*	3,579
Automobile receivables	1,979	*Sales financing*	21,212
Other assets	5,556	Other borrowings	15,131
Cash	2,975		
Total assets ex Renault securities	**63,531**		
Renault securities accounted for by equity meth	1,462		
Total assets	**64,993**	**Total liabilities**	**64,993**

Nissan's yen-denominated data have been converted to euro at the closing rate on Sept. 30, 2003 of EUR1 = JPY 128.8

For Nissan, asset and liability valuations take account of restatement for harmonization of accounting standards and for fair-value measurements made by Renault for acquisitions made in 1999 and 2002, i.e. revaluation of land and other tangible fixed assets, capitalization of development expenses, and retirement-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups. This applies, in particular, to the presentation as loans and marketable securities of treasury shares held by Nissan to cover stock option plans for its staff. These are deducted from shareholders' equity in the financial statements published by Nissan under Japanese GAAP.

Nissan's restated balance sheet at September 30, 2003 includes the securitized items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

1.3 THE PROFITABLE GROWTH STRATEGY

Renault is working with Nissan to build a major global automobile group.

To this end, and in keeping with both corporations' values and identities, Renault and Nissan are pursuing a **strategy of profitable growth**. Renault, together with associated brands Dacia and Renault Samsung, aims to sell 4 million vehicles worldwide in 2010.

This strategy is founded on excellence in Renault's core business, the quality and appeal of our products, customer satisfaction, the dedication of Renault group employees and the shared commitment of our partners.

The strategy includes **five goals**:

1. Build recognition for our **brand identity**;
2. Be the most competitive manufacturer on our markets in terms of **quality, costs and delivery times**;
3. **Extend our international reach;**
4. **Develop Renault's core values;**
5. Translate success into **financial performance.**

GOAL 1: BUILD RECOGNITION FOR OUR BRAND IDENTITY

The hallmarks of Renault's brand identity are vision, daring and warmth.

This brand identity enjoys wide recognition; in our customers' eyes it stands for:

- Vehicles with impeccable fundamentals: first-rate technological expertise, active and passive safety, quality (including perceived quality, reliability and durability), care for the environment, fuel efficiency, low running and ownership costs.
- A powerful, innovative range offering outstanding design, driving pleasure and traveling comfort.

The sales, aftersales and financial services offered by Renault and its distribution network also contribute to brand image through their special relationship with customers.

Associated brands Dacia and Samsung express their own distinctive identities and values.

Recognition of our brand identity

For Renault, **brand identity** is one of the cornerstones of its profitable growth strategy. In 2000 Renault redefined its brand identity according to the three core values underlying the brand's strength:

- **Vision**: Renault offers innovative concepts, designed to embrace tomorrow's values and lifestyles while fulfilling customers' current expectations.
- **Daring**: Renault devises new solutions that break with conventional thinking.
- **Warmth**: Renault's vehicles provide unequaled driving pleasure and traveling comfort.

Renault is a reassuring brand

Renault is a brand that reassures car buyers because of its mastery of automotive fundamentals.

Quality is an overriding concern for Renault and a constant focus for improvement. As vehicles become increasingly complex, the demand for quality permeates all the group's functional departments, from design and manufacturing, through marketing to services and aftersales.

Renault is firmly committed to **safety** and pursues an overall vision encompassing prevention, correction and protection.

- Prevent and correct by running road safety campaigns, targeting young people in particular.
- Protect by providing maximum safety for all passengers in Renault vehicles. Renault is the only carmaker to market five models with a 5-star rating from Euro NCAP, an independent European testing organization. Renault now offers the safest range in the automobile industry. These results illustrate our long-standing commitment to safety.

The latest advance in **care for the environment** is Ellypse, Renault's new concept car, which made its debut at the 2002 Paris Motor Show. It embodies Renault's desire to create the car of the future compatible with the group's commitment to sustainable development. Ellypse's design is environmentally friendly: its architecture favors easy removal and recycling of components at the end of the car's life-cycle, the new-generation diesel engine reduces fuel consumption and exhaust emissions, while the advanced x-by-wire technology and specific electrics boost the car's environmental performance. In 2003 Renault's European range had one of the best ratings in terms of CO_2 emissions of all carmakers.

Renault is an appealing brand

Our brand identity is expressed in a new signature, "Renault Créateur d'Automobiles" which embodies our values of vision, daring and warmth, and illustrates our commitment to innovative design and technology.

In 2003 these values were personified in a strong, youthful and innovative lineup, marked by the complete renewal of the Mégane family, "car of the year 2003" and Europe's top-selling model.

These values are carried across the entire range, from the high-end models – Espace IV is the undisputed reference on the European minivan market – to the commercial vehicle segments, riding on the success of the new Trafic and Kangoo phase II.

This momentum will continue in 2004, with the launch of a new small vehicle concept in the B segment, more spacious and versatile than Twingo, to mark the first stage in the renewal of this segment.

And Renault is a dynamic brand, expressing its passion for cars through its involvement in F1 competition. The 2003 season saw the first all-Renault victory since the company's return to the championship. The target for 2004 is clear: to top the manufacturers' podium.

GOAL 2: BE THE MOST COMPETITIVE MANUFACTURER ON OUR MARKETS IN TERMS OF QUALITY, COSTS AND DELIVERY TIMES

Our **competitiveness** hinges on high **quality**, low **costs** and **speedy delivery** in all functions, services, processes and operations.

To achieve this, all parties must work together effectively, ensuring the commitment of the extended enterprise that includes our suppliers, our distribution networks and all our partners.

Our capacity to **respond quickly** and effectively is an essential ingredient of competitiveness.

Competitiveness requires the **constant exchange of best practice** and the pursuit of economies of scale with Nissan.

Cost cutting

In its drive for competitiveness, Renault has adopted a global, systematic cost-cutting approach over the last few years. The initial three-year program to cut costs by €3 billion was renewed in 2001 for a further three years with the aim of trimming costs by a further €1 billion each year. Over the duration of the plan, which ended in December 2003, Renault achieved its cost reduction targets, primarily in **purchasing**, which accounted for just over half of savings thanks mainly to closer partnerships with Renault's suppliers and scale effects from the Alliance with Nissan in **distribution** (around 20%) and **production** (around 10%). Others sources of savings include engineering, warranty costs, IT expenditure, and general costs.

After two successive plans, cost-cutting objectives have become a part of everyday life in all Renault's functional departments and are covered by specific coordination and management procedures. For the years to come, specific targets have been set, primarily for purchasing performance, quality, fixed costs, capital expenditure and R&D costs, plant competitiveness and stocks.

Shorter delivery times

Renault has made significant progress in reducing vehicle development times. Thanks to shorter engineering and manufacturing phases, the development time for the **Mégane II** Hatch and Sport Hatch was just 29 months, from the design freeze to pass-off to sales, compared with 46 months for the previous-generation Mégane. With shorter development times applied to the entire Mégane range, seven new models were brought out in just 17 months. This achievement is largely attributable to the Technocentre's vehicle project approach, which brings the teams involved in design, development and production together on a single site, thereby integrating and speeding up the process. The reduction in delivery times is of cardinal importance, not only financially, but also commercially, since shorter development times enable Renault to respond more quickly to shifts in demand.

Response time

Pursuing its ambition to be the most competitive and most responsive in its markets, Renault applies a unique "delivery to order" distribution concept across its whole range. Under **New Distribution**, cars are **manufactured to customers' specifications** within a short timeframe, unlocking the full potential of an increasingly diverse range. In 2003 almost half of all vehicles coming off the assembly line were already sold, compared with around one in six two years ago. New Distribution has also cut delivery times and made them more reliable: over 80% of vehicles arrive in sales outlets on the date specified in the order, versus only 60% three years ago.

Exchange in best practice and quality

Renault has much to gain from the Alliance in terms of improving quality, as Nissan is an acknowledged expert in this field. Sharing advances in product and service quality is an integral aspect of the synergies expected from the Alliance. Exchanges of staff and of best practices are under way in this area. Their work is coordinated by a Functional Task Team (FTT) specifically dedicated to quality. The FTT is responsible for establishing a common language and set of processes for the Alliance's vehicle and powertrain projects. These joint procedures make up the Alliance's Quality Charter, signed at the start of 2002. Renault and Nissan now apply a common system of quality measurement for vehicles coming off the assembly line: the Alliance Vehicle Evaluation Standard (AVES), applied in all Renault and Nissan plants since January 2003.

GOAL 3: EXTEND OUR INTERNATIONAL REACH

Renault maintains its goal of accelerating growth, with a view to generating half of sales outside Western Europe in the longer term. At the same time, Renault is committed to holding on to its position as Europe's number-one brand for cars and light commercial vehicles.

To achieve these goals, we must:

- Reinforce existing operations and set up new ones in target countries;
- Win our place with products suited to individual markets;
- Internationalize managerial staff, corporate culture and expertise in technology, sales, finance and management;
- Control the risks inherent to this type of strategy;
- Take full advantage of the Alliance with Nissan.
- Vigorously expand the business of Dacia and Renault Samsung Motors on both domestic and export markets.

Dacia

In 2003, Dacia volumes rose by 18.8%, thanks to the success of Solenza and the growth in exports, which represent more than 15% of its sales.

Renault's objective is for Dacia to be a low-cost, locally-integrated production base capable of building robust, modern, entry-level vehicles, tailored to the expectations and means of customers in emerging markets.

In strengthening Dacia, the priorities were to modernize the Pitesti plant and the sales network, renew the range and launch an entry-level vehicle (X90) with a €5,000 price tag, which is the key to capturing this market. This new model is scheduled for launch at end-2004 and will be developed, in part, on the Renault-Nissan Alliance's B-platform.

The markets for this new vehicle are expanding rapidly. Alongside Romania, other industrial centers will be involved in the production of X90, and 2003 was marked by a series of agreements to produce X90 in Russia, Morocco, Colombia and Iran. The Iranian agreement, to be finalized in mid 2004, provides for the manufacture and sale of X90 by Iran Khodro and SAIPA in Iran from 2006, with an initial installed capacity of 100,000 units for each of the two carmakers.

The X90 program forms part of the Renault group's international development strategy. Renault is targeting an annual output of more than 500,000 units of this model across the world by 2010.

Renault Samsung Motors

Two years after the acquisition by Renault and the restart of production, Renault Samsung Motors (RSM) returned to profit in 2002, 24 months ahead of schedule. While optimizing capacity at the Busan plant in South Korea and building a national distribution network, RSM has also been focusing efforts on developing a range of vehicles suitable for the South Korean market. Thanks to the combined SM3 and SM5 offering, RSM has raised its market share by 1.4 points to 10.8% on a passenger car market down 17.6% in 2003.

RSM makes Renault the first European carmaker to establish a presence in South Korea, a country that has traditionally discouraged foreign investment, but which is Asia's second-largest automobile market. RSM aims to sell 500,000 vehicles in 2010, half of which as exports. The objective is to become a major player in the South Korean automobile market and to provide a base for Renault group exports to Asian markets. RSM is well-equipped to meet this goal, with its high-tech production plant, its R&D center and its rapidly expanding sales network.

Take full advantage of the Alliance with Nissan

Renault and Nissan are reaping the benefit of the synergies from their excellent geographic fit. While providing support for Nissan's development in Western Europe, Renault is increasing regional cooperation with Nissan and stepping up expansion into new markets under the best conditions.

In Mexico, Renault benefits from the strong commercial and industrial presence of Nissan Mexicana. With 18,318 vehicles sold in 2003 and a 1.9% market share, Renault brand sales are rising fast (up 16.7%). This performance was largely driven by Clio II's success. This model is produced along with Scénic at Nissan's Mexican plants in Aguascalientes and Cuernavaca. Renault has started expansion in Central America, Ecuador, and Peru and also the Middle East and the Gulf States, again with support from Nissan's local structures. In January 2003, Nissan importers started selling Renault models in Bahrain, Kuwait and Qatar.

In the Asia-Pacific region, Renault's development is under way with support from Nissan, in Japan, Australia, Malaysia, Taiwan and Indonesia.

GOAL 4: DEVELOP RENAULT'S CORE VALUES

Developing Renault's core values means respecting employees worldwide and helping them to progress, fostering a spirit of openness, ensuring the full transparency of information and being honest and fair in accordance with the Renault Code of Good Conduct. It entails working with its partner Nissan in compliance with the Alliance Charter.

It also means that today's results must be achieved in a way that lays the foundations for future success, while preserving environmental quality and the cohesion of the society in which Renault operates. In this way, Renault will be making its contribution to sustainable development around the world.

Doing this calls, in turn, for a united drive to work together more effectively, applying energy, pride, intelligence, competence, expertise and entrepreneurial spirit to active teamwork:

- A far-reaching commitment to training and recruitment efforts to attract and retain the best talent;
- Empowered management dedicated to clearly identified, shared goals;
- Organization structured for short lines of command, networking, cross-functional initiatives and responsiveness;
- Attractive compensation reflecting individual and collective performance, as well as levels of responsibility;
- Frank and open dialogue with employees and employee representatives in negotiations favoring decentralization and preparing for changes to come.

Develop Renault's core values

The group's international expansion, the Alliance with Nissan, and developments in the technical and economic environment are key challenges for Renault. They are spurring fast and substantial changes in behavior and organization. The men and women of Renault are as vital as ever to the company's success and **Human Resources policy** makes a decisive contribution to the group's performance. Like all its competitors, Renault must achieve a balance between the short and long term, as well as between the various environmental, social and economic objectives, which constitute the three components of **sustainable development**.

The Human Resources policy can be broken down into three key areas of action:

1. **Forward-thinking**
2. ***Attracting* and motivating employees**
3. **Promoting involvement**

1. Forward-thinking

In an international cultural environment, Renault applies a proactive employment policy to accompany the group's development and keep pace with changing skills requirements.

Ongoing training is a central component of the process of change. It fosters the group's transformation by supporting strategy and related priorities in the field.

2. Attracting and motivating employees

The Renault group is implementing a stimulating and diversified career development policy to foster the skills needed by the company and offer rewarding careers to employees.

The group encourages the development of managerial practices and collective behavior, and a range of tools are available to help managers in this area.

The health and safety of the Renault workforce receive priority in the company's efforts to improve the quality of life of its employees and its own overall performance. Founded on values that are common to the entire group, this clearly defined and formalized policy accompanies Renault's international expansion and supports its social and industrial development.

- Renault is developing a comprehensive health policy for employees.
- The occupational health services take part in occupational risk assessment and ensure that employees occupy positions best suited to their profile.

Renault is committed to developing a remuneration policy designed to motivate employees, notably through profit sharing.

3. Promoting involvement

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas.

Renault conducts international in-house surveys to measure how the company is perceived by its employees around the world.

Renault has clearly stated its commitment to continuous and responsible dialogue between management and labor at all levels of the company. This dialogue takes into account the technical, economic and social changes stemming from the implementation of corporate strategy.

Environmental and social challenges

Renault's aim is reconcile corporate development with concern for environment in the broadest sense of the term.

To achieve this, Renault applies four straightforward principles:

- Promote scientific research to reach a better understanding of the car and its environment;
- Act preemptively to eliminate hazards to human health and the environment;
- Ensure job satisfaction and career development for employees;
- Contribute to the development of the communities in which the group operates.

By applying these principles, Renault gains a greater understanding of the effect of its activities and products on the environment and can work towards minimizing their impact.

Nevertheless, the solutions that a manufacturer can bring in relation to its products and customer requirements are not dependent solely on technological progress, which is within its competence, but also on the behavior of all other players: users, and public authorities whose regulatory and tax measures directly influence product choice and use. This is why Renault constantly strives to establish and encourage far-sighted, fair and effective polices.

A member of the Global Compact since 2001, Renault scrupulously respects its nine principles. These principles cover three areas:

- Human rights: businesses should support and respect the protection of human rights within their sphere of influence;
- Labor standards: businesses should uphold the freedom of association and the right to collective bargaining, the elimination of all forms of forced and compulsory labor, the abolition of child labor and the elimination of discrimination
- Environmental protection: businesses should support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility; and encourage the development and diffusion of environmentally friendly technologies.

Renault's objectives in sustainable development

Renault has been a pioneer in several fields, and is determined to continue breaking new ground. Its approach to sustainable development is founded on three fundamental values: **transparency, consistency** and **research.**

Transparency requires that all information on the sustainable development policy, whether regarding governance, products, or environmental and social issues, be freely available to the largest number of people, either via the annual report or the group's website, which now has over 300 webpages.

Actions must be **consistent** with principles in the drive to minimize the impact on our environment and our society of new technology and fuels developed by the group. At the same time, Renault aims to improve the quality of life for as many as possible at an acceptable cost, by enhancing the active and passive safety of its vehicles.

Renault will ensure that commercial decisions are consistent with the stage of development in emerging markets, by launching vehicles which are less expensive, but nevertheless environmentally friendly, for example the model being prepared in Romania. Renault's expertise paves the way for the group to play an active role in establishing the concept of sustainable development in emerging markets, where consumer spending is set to rise steadily.

Renault must continue **research** into ways of improving vehicle features as a means of providing mobility for all. The **Alliance with Nissan** gives Renault greater scope to advance in this field.

The automobile industry's long-term future depends upon resolving the issues relating to vehicle use. Renault is committed and determined to use its expertise to forge continuing progress in this field.

In **November 2002**, Renault received an **award for the best Sustainable Development Report**. This award was set up by Entreprise et Progrès in partnership with Arese, Ernst & Young, Euro RSCG Omnium, Investir and Orse, and pays tribute to Renault's consistent strategy and management methods in step with sustainable development principles.

The **Sustainable Development Committee** has decided to make an annual report to the Board of Directors on the main ratings obtained by the company. For 2003, it focused on the Vigeo, Core Rating and Okom ratings. These ratings are analyzed to highlight the company's strong and weak points in terms of sustainable development, so that appropriate action can be taken.

GOAL 5: SUCCESS INTO FINANCIAL PERFORMANCE

To provide the resources for independent development and meet shareholder expectations, under current market conditions, the group must generate a net return on equity of at least 11% and an operating margin of 4% of revenues on average over a business cycle.

Equity interests in Nissan and AB Volvo must make contributions to net income consistent with the 11% minimum for ROE and yield dividends significantly higher than the cost of financing these interests.

The cyclical nature of Renault's business means that it should be in a net creditor position at the peak of the cycle.

At Renault, we are committed to building lasting relationships with our shareholders, based on the payment of attractive dividends and, by the same token, to transparency of information, regular communication, and high standards of corporate governance.

Return on equity

A net return on equity of at least 11% is one of the criteria applied in evaluating the return on projects. In 2003, the net return on average shareholders' equity (i.e. ratio of net income to shareholders' equity) was 22.3%, before appropriation of income.

Operating margin

Renault targets an operating margin of 4% on average over a business cycle. In 2003, the group had an operating margin of 3.7% of revenues, in a year marked by the renewal of the Mégane family and the launch of Scénic II, Mégane II Coupé-cabriolet, Estate and Sedan on a sluggish European market.

The launches scheduled in the product plan, including the renewal of entry-level vehicles from the second half of 2004, will further reduce the average age of the range, which will stay between 3 and 3 ½ years over the next few years.

Nissan and Volvo dividends

Following the sharp rise in its income, Nissan has announced a three-year plan to increase its dividend. The dividend is expected to be raised from ¥8 per share in fiscal 2001 to ¥24 per share in fiscal 2004. In 2003 Renault received dividend income of ¥18 per share from Nissan, comprising ¥10 in respect of fiscal year 2002 and an advance dividend of ¥8 on 2003 earnings. A dividend of SEK8 per share was received from Volvo in 2003. Total dividends from Nissan and Volvo amounted to €344 million in 2003.

Net debt reduction

Renault is aiming for its automotive activities to be in a net creditor position **at cycle peak.**

The improvement in operating conditions achieved through tight control of working capital requirements and the positive impact of the fall in the yen on the share of permanent net financial indebtedness denominated in yen brought debt down to €1.748 million at end-December 2003, reducing the debt-to-equity ratio to 12.9% from 21.1% at end-December 2002.

Renault dividends

In 2003, Renault pursued its policy of regular dividend increases, with a €1.15 dividend payout, up 25% compared with the previous year.

In 2004, the Board of Directors set the dividend to be proposed to the Annual General Meeting of shareholders of April 30, 2004 at €1.40 per share, a further increase of 21%.

***

CHAPTER II : CORPORATE GOVERNANCE

This chapter describes the management and administration methods used by Renault SA (the publicly listed company and parent of the Renault group). These methods also apply to Renault s.a.s., the lead holding company for Renault's automotive and financial businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s has transferred some of its powers to the Alliance's Executive Board, without prejudice to the powers of the Board of Directors and the shareholders. This Alliance-specific management method is described in Chapter I.

2.1 CHAIRMAN'S REPORT ON THE OPERATING PROCEDURES OF THE BOARD OF DIRECTORS[1]

2.1.1 COMPOSITION AND OPERATING PROCEDURES OF THE BOARD OF DIRECTORS

At December 31, 2003 the company is administered by a **Board of Directors** composed of **sixteen members**:

- twelve directors elected by the Annual General Meeting of Shareholders;
- three directors elected by employees;
- one director elected by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The **term of office** of directors elected by the AGM is now **four years**. This new term of office applies only to directors appointed from 2002 onwards. The term of office of directors elected by employees and of the director appointed by the AGM on the recommendation of employee shareholders is six years.

Board of Directors at December 31, 2003

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
Chairman and C.E.O. **Louis Schweitzer**(1) *Director:* – BNP Paribas – Electricité de France – AB Volvo – RCI Banque – Veolia Environnement *President of the Management Board:* – Renault-Nissan B.V. *Member of the Supervisory Board:* – Philips *Member of the Consultative Committee:* – Banque de France – Allianz	39,545 and 7,693 ESOP units	61 years	May 1992	2005

[1] Sections of this chapter marked with a ♦ are extracted from the report of the Chairman of the Board on how the Board's work is prepared and organized. This report is a requirement of France's financial security law, no. 2003-706 of August 1, 2003.

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
Pierre Alanche (6) Engineer in charge of overseeing development of production information systems - Renault *Director elected by employee shareholders* ➢ Member of the International Strategy Committee	928 ESOP units	61 years	June 1997	2009
Yves Audvard (3) Advanced engineering process engineer – Renault *Director elected by employees* ➢ Member of the International Strategy Committee	6	50 years	November 2002	2008
Michel Barbier (3) Working conditions technician - Renault *Director elected by employees* ➢ Member of the International Strategy Committee	141	48 years	November 2002	2008
Alain Champigneux (3) Engineering project manager - Renault *Director elected by employees* ➢ Member of Accounts and Audit Committee	488 ESOP units	50 years	November 2002	2008
François de Combret(7) Associate Director – Lazard Frères *Director:* – Bouygues Telecom – Institut Pasteur – Sagem – Musée Rodin ➢ Member of Appointments and Remuneration Committee	1,000	62 years	July 1996	2004
Carlos Ghosn (13) President and Chief Executive Officer, Nissan Motor Co., Ltd. *Director:* – Alcoa – Sony *Vice President of the Board:* – Renault-Nissan B.V.	1 700	49 years	April 2002	2006

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
Jean-Louis Girodolle [(9)] [(14)] Inspector of Finance, Deputy Director Treasury Dept., Ministry of the Economy, Finance and Industry *Director:* – Aéroport de Paris – Autoroutes du Sud de la France – RATP ➢ Member of Accounts and Audit Committee	[(12)]	35 years	Oct 2003	2007
Itaru Koeda[(8)] Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co. Ltd.	1	62 years	July 2003	2005
■[•]**Marc Ladreit de Lacharrière** [(2)] *Honorary President:* – Comité National des Conseillers du Commerce Extérieur de la France *Chairman and C.E.O.:* – Fimalac Chairman: – Fitch Ratings – Fimalac Inc *Director:* – Casino – Cassina – L'Oréal *General partner* – Groupe Marc de Lacharrière *Director:* – Fimalac Participations *Member of the Consultative Committee:* – Banque de France *Member of the Board of public-interest institutions and associations:* – Conseil Artistique des Musées Nationaux – Fondation Bettencourt Schueller – Fondation Nationale des Sciences Politiques – Musée du Louvre – Société des Amis du Musée du quai Branly ➢ Member of Appointments and Remuneration Committee	510	63 years	October 2002	2006

• ■ Denotes independent directors

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
■**Dominique de la Garanderie** [4] Attorney, partner of Cabinet Veil Jourde la Garanderie – Former chair of the Paris Bar – Chair, Association Française des Femmes Juristes (AFFJ) – Chair, Commission Internationale du CNB – Member of the International Federation of Human Rights (with responsibility for missions in Tunisia, Turkey, Burkina Faso) – Member, Avocats Sans Frontières – Member, Human Rights Institute (International Bar Association) – Chair, Institut Français d'Experts Juridiques Internationaux (IFEJI) – Member of the Ethics committee, MEDEF – Member of the Ethics committee of the Centre Français du Commerce Extérieur (CFCE) – French correspondent for the International Legal Resource Center ➢ Member of Accounts and Audit Committee	150	60 years	February 2003	2005
Bernard Larrouturou [10] Managing Director, CNRS *Director:* – INRIA Transfert – CNRS Editions – FIST – INIST - Diffusion ➢ Member of the International Strategy Committee	1 [12]	45 years	February 2000	2004
■ **Henri Martre** [6] Honorary Chairman, Aérospatiale *Chairman of the Supervisory Board:* – ESL Holding *Chairman:* – Japan Committee of MEDEF International – Société Franco-Japonaise des Techniques Industrielles *Vice Chairman:* – Fondation de Recherche Stratégique *Director:* – On - X – Sogepa – France Telecom – SOFRADIR	328	76 years	July 1996	2007

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
Member of the Consultative Committee: – Banque de France – Ernst & Young *Member:* – Conseil Supérieur de l'Aviation Marchande – CEPII Council – AFII Council *Member and Honorary President:* – Groupement des Industries Aéronautiques et Spatiales Françaises – AX ➢ Chairman of the International Strategy Committee				
■ **Jean-Claude Paye** [13] Attorney ➢ Member of Accounts and Audit Committee ➢ Member of the International Strategy Committee	20	69 years	July 1996	2006
■ **Franck Riboud**[11] Chairman and C.E.O., Groupe Danone *Chairman of the Board:* – Compagnie Gervais Danone – Générale Biscuit *Chairman and Director:* – Danone Asia Pte Ltd *Director:* – Danone Finance – Association Nationale des Industries Agroalimentaires – ANSA – Abi Holdings Limited (ABIH) – Associated Biscuits International Ltd (ABIL) – Danone SA – Wadia BSN India Limited – Ona – L'Oréal S.A – Sofina – Quiksilver *Member of the Supervisory Board:* – Accor – Eurazeo *Permanent representative, Groupe Danone:* – LU France – P.T. TIRTA INVESTAMA	231	48 years	December 2000	2006

Director	Number of shares	Age	Date of first term	Current term expires (AGM)
Member of the Consultative Committee – Banque de France *Representative, Groupe Danone* – Conseil National du Développement Durable ➢ Chairman of Appointments and Remuneration Committee				
■ **Robert Studer**[5] Former Chairman of Union de Banques Suisses *Director:* – European Advisory Committee to the New York Stock Exchange, New York – Espirito Santo Financial Group SA, Luxembourg – Schindler Holding A.G. – BASF ➢ Chairman of Accounts and Audit Committee	3,000	65 years	July 1996	2007

(1) Appointment renewed by the AGM on June 10, 1999, appointment renewed as Chairman and C.E.O. by the Board of Directors on June 10, 1999. Confirmed by Board on April 26, 2002, which opted for concentration of powers.
(2) Co-opted by the Board of Directors on October 22, 2002, ratified by the Joint General Meeting of April 29, 2003.
(3) Elected by employees on October 8, 2002.
(4) Co-opted by the Board of Directors on February 25, 2003, in place of Mr. Jean-Luc Lagardère. Ratified by the Joint General Meeting of April 29, 2003.
(5) Renewed by the Joint General Meeting of May 10, 2001.
(6) Elected by the Joint General Meeting of June 10, 1997 and reappointed by the Joint General Meeting of April 29, 2003.
(7) Appointed/reappointed by the Joint General Meeting of June 11, 1998.
(8) Co-opted by the Board of Directors on July 24, 2003 following the resignation of Mr. Hanawa.
(9) Named by the French State prior to appointment by the Annual General Meeting
(10)Appointed by ministerial order of February 15, 2000, ratified by the Annual General Meeting of June 8, 2000
(11)Co-opted by the Board of Directors on December 19, 2000 after the resignation of Mr. Antoine Riboud; ratified by the Joint General Meeting of May 10, 2001.
(12)The administrative regulation does not require these directors to own shares as representatives of the French State.
(13)Reappointed by the Joint General Meeting of April 26, 2002
*(14)*Mr. Jean-Louis Girodolle, appointed by ministerial order on September 16, 2003, was co-opted by the Board of Directors on October 21, 2003 to replace Mr. Bruno Bézard, who has resigned.

The mean age of incumbent directors is 56.5.

Expiry of terms of office for each Board member

Expiration year	Term of office expires
2004	Mr. de Combret Mr. Larrouturou
2005	Mr. Koeda Mrs de La Garanderie Mr. Schweitzer
2006	Mr. Ladreit de Lacharriere Mr. Ghosn Mr. Paye Mr. Riboud
2007	Mr. Girodolle Mr. Martre Mr. Studer
2008	Mr. Audvard (1) Mr. Barbier (1) Mr. Champigneux (1)
2009	Mr. Alanche (2)

(1) Directors elected by employees and the director elected by employee shareholders are appointed following election by the relevant college.
(2) Following the resignation of Mr. Alanche after the 2004 Annual General Meeting, he will be replaced by Mr. Georges Stcherbatcheff

The **Board of Directors** appoints one of its members as **Chairman,** who must be a natural person.

Following the Annual General Meeting of April 26, 2002, when Mr. Schweitzer was re-elected for a further term of office, the Board of Directors opted to combine the functions of Chairman of the Board of Directors and Chief Executive Officer (C.E.O.). Indeed, based on a proposal from the Appointments and Remuneration Committee, the Board considered that "with regard to proper disclosure for shareholders, it was advisable to maintain the status quo to allow the Chairman to continue to perform his duties".

However, the Board intends to separate these two functions by 2005, when a motion will be made to appoint Carlos Ghosn as C.E.O.. On the recommendation of the Appointments and Remuneration Committee, the Board decided that the separation of powers would be advantageous in that, with Mr. Schweitzer remaining as Chairman, continuity would be assured.

The Chairman may **stand for re-election** when his term of office expires.

Every director must hold at least one registered share[11]. However, administrative regulations do not require directors appointed by the French State to hold shares as representatives of the state.

[11] Percentage of Renault share capital held by directors: 0.02%.

♦ The Board of Directors in 2003

In 2003, the Board met **eight times.**

The Board meetings lasted three hours on average and the attendance rate was 87%.

The Board gave its opinion on all business placed on its agenda pursuant to the legal and regulatory requirements in force in France. It mainly addressed the following items:

- Accounts and budget

  - The Board adopted the 2004 operating and investment budget, approved the group's consolidated financial statements and the individual financial statements of Renault S.A. and Renault s.a.s. for FY 2002, approved the consolidated financial statements for first-half 2003 and set the dividend to be proposed to the Annual General Meeting (AGM).
  - The Board analyzed and approved the principles and procedures governing an employee-only capital increase following the sale of shares held by the French State.

- Corporate governance

  - The Board reviewed it *modus operandi*. It ruled on the definition of "independent director" and amended the make-up of the Committees in order to come into line with the recommendations of the Bouton report concerning the percentage of independent directors on corporate boards.
  - On the recommendation of the Appointments and Remunerations Committee, and bearing in mind the criteria for independence, the Board provisionally appointed new board members to replace those who had stepped down.
  - The Board was briefed on the results of the group's patronage of the arts.
  - The Board analyzed and approved the answers to shareholders' questions in the run-up to the AGM.
  - The Board adopted the procedures for dividing directors' fees, based on the budget voted by the AGM.

- Group strategy

  - The Board analyzed and approved the signing of a Master Agreement with the government of Iran.
  - In compliance with the by-laws, the Board examined Renault's medium-term business plan at its July meeting and discussed Renault's strategic guidelines at its meeting in December.
  - In compliance with the by-laws, the Board reviewed the implementation of the strategic goals set out at the Board meeting on December 17, 2002.

- The Alliance

  - The Board took note of the report of the decisions and proposals of the Alliance Board.

Preparation of Board Meetings

The Board of Directors meets as often as the interests of the company require. Meetings are convened eight days in advance by the Chairman and C.E.O.. Furthermore, to enhance communication and make it easier for its members to obtain relevant documents, the Board has officially approved the creation of a hosting facility, in conjunction with its secretariat. Under this new arrangement, the meeting papers, which are not disseminated beforehand, are made available to directors before the beginning of each meeting.

The minutes of Board meetings are obtainable within four weeks of each meeting.

♦ Audit of the Board of Directors

In 1998 Renault ordered an independent audit of the structure, organization and operating procedures of its Board of Directors. A second audit was carried out by an external consultant and presented to the Board of Directors on February 27, 2001. On the basis of this audit and the recommendations of the Bouton report[12], the Board of Directors, meeting on October 22, 2002, reviewed the Board's operating procedures and the possibility of improving the Board. It was found that, by reducing the terms of directorships from six to four years, the Joint General Meeting of April 26, 2002 had already acted on one of the points identified as a path towards improvement in 2001.

Another audit was carried out during the October 21 meeting, when the Board examined the extent to which the improvements recommended at the December 2002 meeting had been followed through. Broadly, the directors deemed that Renault's Board operated in a highly satisfactory manner and that all key issues were suitably prepared for and discussed.

Following up on the suggested improvements, which were the focal point of the audit, and in a constant effort to raise the quality of the Board's proceedings, the employee-appointed directors attended a seven-day training program organized by an outside firm. The key points of the program were:

- evaluating the strategy and structure of a major group
- addressing topical issues in corporate governance
- deciphering and analyzing financial disclosures

Furthermore, taking note of comments from some directors, it was decided that Board meetings would be followed by informal luncheons, enabling directors to dialog with members of the Renault Management Committee.

The Board will make an in-depth review of its operating methods in 2004.

♦ Assessment of director independence

The Board considered it vital, first and foremost, to recall the personal qualities expected of directors, namely experience of the company and the automotive industry, strong commitment to the work of the Board and its Committees, a sound grasp of business and finance, the courage to express minority opinions, international vision, integrity, and fairness.

Having reviewed those qualities, the Board extensively debated the criteria for independence, based on the recommendations of the Bouton report, at its meeting on October 22, 2002.

After discussing the matter, the Board voted on February 25, 2003 to comply with the most thorough definition of corporate governance available in France, namely the Bouton report. Accordingly, on the recommendation of the Appointments and Remunerations Committee, the Board adopted in full the concept of "independent director" and drew up a list of such directors in light of the report. It noted the presence of five independent directors: Dominique de la Garanderie, Marc Ladreit de Lacharriere, Jean-Claude Paye, Franck Riboud and Robert Studer. At the most recent assessment, on October 21, the Board decided that Henri Martre was also an independent director. The Board, at its meeting of February 24,2004, has also confirmed this list, in regards to the criteria of independence, based on the recommendations of the Bouton report.

Excluded from the list are the representatives of the French State, the director elected by employees, the director elected by employee shareholders, the Chairman (in his capacity as a corporate officer), the two directors appointed by Nissan, which is linked to Renault, and François de Combret, who works for a bank that does business with Renault.

The Board stressed, however, that the directors elected by employees and employee shareholders, in particular, are not dependent on the company's senior management as far as their presence on the Board is concerned. This is illustrated by the special contribution they make to the Board's proceedings.

Owing to the reduction in the French State's holding in Renault, the Board took formal note of the resignation of Jeanne Seyvet. Pursuant to the rule of proportionality, Mrs Seyvet will not be replaced by another State representative. The State now has two seats on Renault's Board.

Meeting on February 24, 2004 the Board therefore co-opted a new independent director, namely Mr. François Pinault, and proposed the ratification of that appointment to the AGM on April 30, 2004. The Board also decided to raise the number of directors appointed by the AGM to 14, in order to name an additional director, Mr. Charles de Croisset, who also satisfies the criteria for independence.

---

[1] Bouton report "Promoting better corporate governance in listed companies" published in September 2002.

♦ The Board of Directors' Internal Regulations and Charter

In accordance with the **recommendations of the 1995 Viénot report** on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors in 1996 adopted a system of **internal regulations** and **specialized committees.**

Internal Regulations

The internal regulations define the role of the Board of Directors, who together represent the company's shareholders. The Bouton report, published in 2002, was largely devoted to ways of improving corporate governance. The Board scrutinized the report's recommendations and incorporated the main recommendations into its Internal Regulations.

Directors' Charter

The Board of Directors' Internal Regulations is accompanied by a charter that establishes the rights and duties of members of the Board of Directors.

Compliance Officer

The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. On July 26, 2001 the Board of Directors appointed a **Compliance Officer**, who must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a group company, comply with the Code of Good Conduct and the rules in force. The Compliance Officer reports to the Accounts and Audit Committee. Among other things in 2003, the Compliance Officer:

- ensured that the procedure for the use and/or disclosure of inside information was observed when exercising options held under the 1996, 1997 and 1998 plans;
- validated the subscription by senior managers to the reserved share issue, with regard to the procedure for the use and/or disclosure of inside information.

♦ Specialized committees of the Board of Directors in 2003

To permit in-depth examination of specific topics relating to the Board of Directors' role, **three specialized committees** were created in 1996. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

- **Accounts and Audit Committee**

This Committee has **five members**: Robert Studer in the chair, Alain Champigneux, Dominique de la Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Three members are independent.

The Committee's missions are to:

- analyze the financial statements and associated disclosures before they are brought before the Board;
- ensure that the methods used to prepare the financial statements comply with the standards in force, and examine any changes to such methods;
- give opinions on the appointment or reappointment of the statutory auditors, the quality of their work, and their fees;
- ensure compliance with the rules on auditor independence;
- ensure that appropriate methods are used for internal audit;
- make recommendations to the Board on any of the above matters.

The Committee met **three** times in 2003 and the attendance rate was 100%.

In compliance with the legal and regulatory requirements in force in France, the Accounts and Audit Committee in particular dealt with the following matters:

- the group's consolidated financial statements and Renault S.A.'s individual financial statements for FY 2002 and for first-half 2003. At this time, the Committee heard from the Executive Vice President, Chief Financial Officer, the Corporate Controller and the Senior Vice President, Finance, as well as from the statutory auditors;
- the dividend to be proposed in respect of FY 2002;
- the examination of the fees paid to the auditors and their network;
- the review of 2002 and analysis of the 2003 internal audit plan;
- the examination of the Financial Security Act of August 1, 2003, which introduces stricter audit standards, extends the scope of internal control, and strengthens the powers of the regulatory authorities by establishing a new securities

regulator, the Autorité des Marchés Financiers (AMF), created from the mergers of the Commission des Opérations de Bourse (COB) and the Conseil des Marchés Financiers (CMF).

Two memos accompany the Committee's examination of the financial statements, one from the auditors outlining the salient features of the results and the accounting principles applied; the other from the Chief Financial Officer describing the company's risk exposures and off-balance sheet commitments.

- **Appointments and Remuneration Committee**

This committee has three members: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière. Two of the three members are independent.

The Committee has the following **missions**:

- submit proposals to the Board for the appointment of new directors;
- advise on the renewal of directorships that have expired;
- make recommendations to the Board concerning the remuneration and pension of the Chairman and of other senior executives and corporate officers;
- recommend the variable portion of the fees paid to corporate officers;
- assess all remuneration and benefits paid to senior executives, including those belonging to other group companies;
- examine the overall policy for granting options and make proposals to the Board on the policy itself and on the actual granting of options to buy or subscribe for stocks.

The Committee may also be consulted by the Chairman on any question concerning appointments to the Group Executive Committee and the consideration paid to Group Executive Committee members.

The Committee met **three** times in 2003 and the attendance rate was 100%. The main items on its agenda were:

- the stock option plan for 2003;
- the proposal to appoint Mrs de la Garanderie and Mr. Koeda as directors;
- the remuneration of members of the Executive Committee and the Management Committee;
- the apportionment of directors' fees based on the amount voted by the AGM on April 29, 2003.

- **International Strategy Committee**

This Committee has **six members**: Henri Martre in the chair, Pierre Alanche, Yves Audvard, Michel Barbier, Bernard Larrouturou, Jean-Claude Paye. Two members are independent.

The Committee's main **mission** is to analyze the company's international plans and present them to the Board.

The Committee met **twice** in 2003 and the attendance rate was 100%. The main items on its agenda were:

- international expansion into Iran;
- changes in the Mercosur strategy;
- customer expectations and product positioning on international markets.

2.1.1.1 Directors' fees

The Annual General Meeting may allocate **directors' fees**, the amount of which remains fixed until otherwise decided.

Amount

After comparing directors' remuneration with that of other CAC40 companies, it emerged that the members of Renault's Board received significantly less than directors of comparably sized firms. Accordingly, the Annual General Meeting on April 29, 2003 voted an annual amount of **€600,000**[13] to be apportioned among the directors for the current year and subsequent years, until further notice. The Board is responsible for allotting these fees.

[13] The amount of €600,000 relates to the median of Directors' fees paid by other CAC40 companies.

Rules for apportioning directors' fees

It was proposed to the Board that directors' fees be divided into:

- A **fixed portion**, linked to the responsibilities arising from membership of the Board;
- A **variable portion**, linked to directors' actual attendance.

Two additional fees may also be paid:

- One for **sitting on** one of the committees;
- The other for **chairing** a committee.

FY 2003

The Board of Directors, meeting on April 29, 2003, adopted the procedures for dividing directors' fees.

Directors' fees for the 2003 fiscal year are allocated as follows:

- €14,000 for membership of the Board (amount calculated on an time-apportioned basis);
- €14,000 at most for attendance, the actual amount being calculated in proportion to the director's actual presence at Board meetings;
- €4,500 for sitting on one of the Board's committees (amount calculated on an time-apportioned basis);
- €4,500 for chairing one of the Board's committees (amount calculated on an time-apportioned basis);

In 2003, total fees allocated to directors amounted to €520,342 (€317,549.32 in 2002).

The Board met **eight** times in 2003.

FEES ALLOTTED TODIRECTORS FOR THE YEAR, DEPENDING ON ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Directors	Attendance in 2003	Total fees received in €[1]	
		2003	2002
Mr. Schweitzer	8 / 8	**28,000**	16,500.00
Mr. Alanche	8 / 8	**32,500**	20,000.00
Mr. Audvard	8 / 8	**32,500**	2,425.86
Mr. Barbier	8 / 8	**32,500**	2,425.86
Mr. Bezard	4 / 6	**21,851**	6,241.95
Mr. Champigneux	8 / 8	**32,500**	2,425.86
Mr. de Combret	7 / 8	**30,750**	19,312.50
Mr. Ghosn	5 / 8	**22,750** [2]	7,003.08 [2]
Mr. Girodolle	2 / 2	**7,149**	-
Mr. Hanawa	3 / 4	**9,814** [2]	16,562.50 [2]
Mr. Koeda	3 / 4	**11,425** [2]	-
Mr. Lagardère [3]	-	**1,701**	16,625.00
Mr. Ladreit de Lacharriere	6 / 8	**29,000**	2,940.92
Mrs de la Garanderie	6 / 7	**26,212**	-
Mr. Larrouturou	8 / 8	**32,500**	17,937.50
Mr. Martre	7 / 8	**35,250**	23,500.00

Mr. Paye	7 / 8	**35,250**	20,671.23
Mr. Riboud	7 / 8	**35,250**	19,983.73
Mrs Seyvet	5 / 8	**26,439**	19,312.50
Mr. Studer	8 / 8	**37,000** [(2)]	22,125.005 [(2)]

[(1)] Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
[(2)] Fees allocated to overseas directors correspond to the gross amount paid by Renault.
[(3)] Mr. Lagardère resigned on January 27, 2003.

Some directors, in view of their mandate, do not personally receive directors' fees. Their fees are instead paid at their request either to the authorities or to the trade union they represent.

2.2 COMPOSITION AND OPERATING PROCEDURES OF MANAGEMENT BODIES

Two Committees form Renault's senior management bodies:

- The Group Executive Committee;
- The Renault Management Committee.

Group Executive Committee

The Group Executive Committee comprises **six members** plus the Chairman:

- Executive Vice President, Industry and Technology;
- Executive Vice President, Product & Strategic Planning and International Operations;
- Executive Vice President, Corporate Communications, Chairman and C.E.O. of Renault F1 Team;
- Executive Vice President, Sales and Marketing;
- Executive Vice President, Chief Financial Officer.
- Corporate Secretary General, Executive Vice President, Group Human Resources.

The Group Executive Committee meets **once a week** and at monthly seminars.

Renault Management Committee

The Renault Management Committee comprises **29 members**, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee report to a member of the Group Executive Committee. The Senior Vice President, Corporate Controller; the Senior Vice President, Corporate Design; the Senior Vice President, Quality; and the Senior Vice President, Advisor to the Chairman, report directly to the Chairman.

The Renault Management Committee meets **once a month** and in seminars held twice a year.

Group Executive Committee and Management Committee at January 1, 2004

- • Louis Schweitzer................Chairman and C.E.O.
- Patrick Bessy.....................Senior Vice President, Corporate Communications
- Patrick Blain......................Senior Vice President, Market Area Europe
- Marie-Christine Caubet.........Senior Vice President, Market Area France
- Jacques Chauvet..................Senior Vice President, Parts and Accessories
- Jean-Pierre Corniou..............Senior Vice President, Chief Information Officer
- Alain Dassas......................Senior Vice President, Finance
- • Pierre-Alain De Smedt..........Executive Vice President, Industry and Technology
- Rémi Deconinck................. Senior Vice President, Product Planning
- Odile Desforges.................Senior Vice President, Supplier Relations – Chairman and Managing Director, Renault Nissan Purchasing Organization (RNPO)
- • Georges Douin................... Executive Vice President, Product & Strategic Planning and International Operations
- Jean-Baptiste Duzan............Senior Vice President, Corporate Controller
- Michel Faivre Duboz...........Senior Vice President, Vehicle Engineering Development
- • Patrick Faure..................... Executive Vice President, Corporate Communications, Chairman and C.E.O. of Renault F1 Team;
- Philippe Gamba.................Chairman and C.E.O., RCI Banque
- Manuel Gomez.................. Senior Vice President, Northern Latin America
- Michel Gornet.................... Senior Vice President, Manufacturing
- Kazumasa Katoh .... Senior Vice President, Powertrain Engineering
- • François Hinfray................. Executive Vice President, Sales and Marketing
- Jacques Lacambre............... Senior Vice President, Advanced Vehicle Engineering and Research
- Patrick le Quément..............Senior Vice President, Corporate Design
- Benoît Marzloff................. Senior Vice President, Strategy and Marketing
- Luc-Alexandre Ménard.........Senior Vice President, International Operations
- Bruno Morange.................. Senior Vice President, Light Commercial Vehicles
- • Thierry Moulonguet.............Executive Vice President, Chief Financial Officer
- Pierre Poupel...................... Senior Vice President, Mercosur
- Jean-Louis Ricaud...............Senior Vice President, Quality
- Tsutomu Sawada................. Senior Vice President, Advisor to the Chairman
- • Michel de Virville.................Corporate Secretary General, Executive Vice President, Group Human Resources

• Members of the Group Executive Committee.

Shémaya Lévy, Executive Vice President – Chief Financial Officer was a member of the Group Executive Committee until December 31, 2003.

2.3 AUDITS

Pursuant to the recommendations of the Bouton report on corporate governance, Renault prepares a charter on auditor engagements and independence, in conjunction with its statutory auditors. The charter provides for the rotation every six years of the lead in charge of the audit. In 2003 Ernst & Young renewed its partners.

AUDITORS

Statutory auditors

Deloitte Touche Tohmatsu, represented by Olivier Azières and Amadou Raimi
185 Avenue Charles de Gaulle
92200 Neuilly sur Seine

Ernst & Young Audit, represented by Jean-François Bélorgey and Daniel Mary-Dauphin
Tour Ernst & Young
Faubourg de l'Arche
92037 Paris La- Défense Cedex

Deloitte Touche Tohmatsu was appointed by the Joint General Meeting of June 7, 1996 for a six-year term.

They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Alternate auditors

BEAS
alternate for Deloitte Touche Tohmatsu
7-9 Villa Houssay
92200 Neuilly sur Seine

Gabriel Galet
alternate for Ernst & Young Audit
Tour Ernst & Young
Faubourg de l'Arche
92037 Paris La- Défense Cedex

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

FEES PAID TO STATUTORY AUDITORS AND THEIR NETWORK

The audit fees recognized in 2003 by Renault S.A. and its fully-consolidated subsidiaries for assignments allocated to the statutory auditors and their respective network can be broken down as follows:

	Ernst & Young network				Deloitte network			
	2002		2003		2002		2003	
(€ 000)	Amount Ex. tax	%	Amount Ex. tax	%	Amount Ex. tax	%	Amount Ex. tax	%
1- Audit								
1.1 – Statutory audit	3,840	50.2%	3,799	56.6%	4,394	45.1%	4,481	53.8%
1.2 – Additional assignments and audit engagements	1,997	26.1%	1,609	24.0%	1,265	13.0%	484	5.8%
Subtotal	5,837	76.4%	5,408	80.6%	5,659	58.1%	4,965	59.6%
2 – Other services								
2.1 – Tax	1,331	17.4%	991	14.8%	798	8.2%	2,880	34.5%.
2.2 – Organization consulting	307	4.0%	115	1.7%	2,943	30.2%	343	4.1%
2.3 – Other	169	2.2%	196	2.9%	337	3.5%	149	1.8%.
Subtotal	1,807	23.6%	1,302	19.4%	4,078	41.9%	3,372	40.4%
TOTAL FEES	**7,644**	**100%**	**6,710**	**100%**	**9,737**	**100%**	**8,337**	**100%**

For the Deloitte network, the decline in billings for organizational consulting is attributable to the separation of the IT system consulting business in 2003.

For both networks, tax services primarily concerns the group's foreign subsidiaries.

2.4. INTEREST OF SENIOR EXECUTIVES

2.4.1 REMUNERATION OF SENIOR EXECUTIVES AND CORPORATE OFFICERS

Remuneration of senior executives

Procedure for determining remuneration

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. Economic performance is assessed by three criteria: the difference between budgeted and actual operating margin; return on equity; and progress made towards reducing warranty costs.

Remuneration in 2003

In 2003, the total consideration paid to **Renault Management Committee members** amounted to €13,938,707, of which €9,544,235 for the fixed portion (compared with €10,458,352 and €8,187,438 respectively in 2002). Note that the number of committee members went from 26 in 2002 to 29 in 2003.

Renault Management Committee members do not receive directors' fees from group companies in which they hold senior office.

Remuneration of corporate officers

The criteria for calculating the variable remuneration of the **Chairman and C.E.O.** are set by the Board of Directors, on the recommendation of the Appointments and Remuneration Committee. They are consistent with the criteria applied to the members of the Group Executive Committee and the Renault Management Committee:

- return on equity
- difference between budgeted and actual operating margin
- success in reducing warranty costs.

There is an additional, qualitative criterion linked to strategy and management.

In sum, the Chairman and C.E.O.'s variable remuneration is set by the Board of Directors as a percentage of the fixed portion, at between 0% and 150%. For 2003, that percentage was 116%.

The total remuneration of the Chairman and C.E.O. is as follows (in €):

Year	Fixed portion	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2002	747,000	1,050,000	4,215	16,500	1,817,715	1,647,915
2003	900,000	1,050,000	3,812	28,000	1,981,812	1,970,312

The Chairman and C.E.O. also has a complementary benefit scheme.

2.4.2. STOCK OPTIONS GRANTED TO SENIOR EXECUTIVES AND THE COMPANY'S CORPORATE OFFICERS

Legal framework

In its 26th resolution, the Joint General Meeting of April 29, 2003 authorized the Board of Directors to make one or more grants of stock options to employees of the company and its related companies, in conformity with Article L 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 2% of the share capital at the time.

General policy

1. Appointments and Remuneration Committee

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the Chairman and C.E.O. to grant options to group employees, in compliance with the general arrangements set by the Annual General Meeting. The Chairman and C.E.O. does not take part in the Committee's proceedings when the matter under review concerns him personally.

2. Aims of the stock option plan

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the group – and hence Renault's share price – by allowing them to participate in the ownership of the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the group has long-term ambitions, in particular "high flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to distribution subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to the Sales Financing Division, and to the heads of the group's major support functions.

3. Grant policy

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

3-1 Senior executives and managing executives

The senior executives are the Chairman and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals, with some managing executives receiving none. The allocation factor ranges from 1 to 5, with a median of 3,000 options in 2003.

3-2 Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high flyers with strong professional or managerial potential aged under 45. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Career Committees, personal monitoring for high flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most commendable executives can be singled out.

3-2-1 Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review provides the opportunity to precisely measure the interviewee's past inputs and the importance of his of her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the "360-degree evaluation" shared every year since 1999 between executives and their direct superior alone. More than 2,000 members of management committees received their 360-degree evaluation in 2003.

3-2-2 Career Committees

The purpose of Career Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Career Committees meet monthly in all the group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the Chairman with full knowledge of the facts. A General Career Committee, chaired by the Chairman and C.E.O. and composed of the members of the Group Executive Committee, examines nominations for 192 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on the group's future senior managers or managing executives.

3-2-3 High flyers

Particular attention is paid to the action and development of young high flyers, who are monitored closely. Each year, the Career Committees meticulously update the P List, comprising young high flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Career Committee.

Since 1999, in an effort to improve transparency, high flyers (P or P1) have been duly informed of their status by their managers during their annual performance appraisal. Prior to this, the selection was confidential.

3-2-4 Human Resources Advisors

The management committees of all major group divisions and departments have a Human Resources Advisor (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, managers can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. The HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

4- Grants

Grants made in **all the stock option plans:**

AGM authorization	**June 7, 1996**		**June 11, 1998**						**April 29, 2003**
	Plan N°1	**PlanN°2**	**PlanN°3**	**PlanN°4**	**PlanN°5**	**PlanN°6**	**PlanN°7**	**Plan N°8**	**Plan N°9**
Date of grant / Date of Board meeting	Oct 22, 96	Oct 28, 97	27 Oct 98	Mar 16, 99	Oct 19, 99	Sep. 7, 2000 and Oct. 24, 2000	Dec 18, 01	Sep 5, 02	**Sep 08, 03**
Option start date	Oct 23, 99	Oct 29, 02	Oct 28, 03	Mar 17, 04	Oct 20, 04	Sep. 8, 2005 and Oct. 25, 2005	Dec 19, 06	Sep 6, 07	**Sep 9, 07**

Expiry date	Oct 21, 06	Oct 27, 07	Oct 26, 08	Mar 15, 09	Oct 18, 09	Sep. 6, 2010 and Oct. 23, 2010	Dec 17, 11	Sep 4, 12	**Sep 7, 11**
No. of grantees	273	310	410	4	384	638	858	809	**813**
Total options granted	446,250	553,750	1,912,500	300,000	1,825,900	1,889,300	1,861,600	2 ,009,000	**1,922,000**
o/w members of Renault anagement Committee (1) (2)	128,000	163,000	670,000	280,000	830,000	750,000	505,000	645,000	**605,000**
Strike price (EUR)	17.57	24.89	32.13	40.82	50.94	49.27 and 49.57	48.97	49.21	**53.36**
Discount	5%	5%	N/A	N/A	N/A	N/A	N/A	N/A	**N/A**
Options exercised at 31/12/2003	312,428	228,433	251,243	-	-	1,500	-	-	-
Options lapsed at 31/12/2003	19,300	18,400	74,500	30,000	109,500	115,400	34,000	14,300	-
Options outstanding at 31/12/2003 (3)	114,522	306,917	1,586,757	270,000	1,716,400	1,772,350	1,827,600	1,994,700	**1,922,000**

(1) *The Renault Management Committee at the date on which the stock options were granted.*

(2) *Including grants to Mr. Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001,130,000 in 2002 and 100,000 in 2003.*

(3) *A total of 11,511,246 were unexercised at December 31, 2003*

In FY 2003:

- The following stock option grants were made to **corporate officers**: Mr. Schweitzer, 100,000 options at the price of €53.36, with an expiry date of September 7, 2011.
- Options exercised by **corporate officers** included the following: no options were exercised by corporate officers in 2003.
- The **10 largest grants** made under the September 8, 2003 plan (excluding grants to corporate officers) were for a total of 270,000 options, at the price of €53.36, with an expiry date of September 7, 2011.
- The **10 largest lots exercised in 2003** (excluding options exercised by corporate officers) comprised 155,187 options at an average price of €31.01 (i.e. 131,187 options exercised at a price of €32.13, Oct. '98 plan, and 24,000 options exercised at a price of €24.89, Oct. '97 plan).

Supplemental information

- The **options** granted under the plan give the right to buy existing **shares**, not to subscribe for new issues.
- Loss of eligibility is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal.
- No group subsidiary operates a stock option plan for its own shares.

Furthermore, the members of the Board of Renault Nissan B.V. designated by Renault received warrants issued by Nissan (see Chapter I, 1.2 The Renault-Nissan Alliance, 1.2.1 Aims and governance, The Alliance Board). Renault's Chairman and C.E.O., Louis Schweitzer, received 150,000 warrants which can be exercised at 932 yen, from May 8, 2005 to May 8, 2010. Similarly, Carlos Ghosn, Nissan's C.E.O., received 25,000 stock options that can be exercised at €53.36, from September 9, 2007 to September 7, 2011.

2.5. RENAULT AND ITS SHAREHOLDERS

2.5.1 CAPITAL AND VOTING RIGHTS (1)

At December 31, 2003 the **share capital** amounted to €1,085,610,419.58, consisting of **284,937,118** shares with a par value of €3.81.

On account of treasury stock and shares held by Nissan Finance Co. Ltd, the number of voting rights amounted to **230,674,504.**

(1) Additional information about Renault's share capital can be found in Chapter VI.

2.4.2 SHARE OWNERSHIP

Nissan Finance

Nissan Group holds a 15% equity stake in Renault through its wholly-owned subsidiary Nissan Finance Co.Ltd. Nissan Finance Co. Ltd cannot exercise the voting rights attaching to these shares because of Renault's holding in Nissan.

French State

In 2003 the French State further reduced its holding in Renault. On July 28, it sold 24,224,755 shares through a private placement with institutional investors from France and abroad. A further 2,422,476 shares were made available by the exercise of a greenshoe option granted by the State to the banking syndicate. This brought the number of shares sold by the government to 26,647,231.

At December 31, 2003, the French State held **15.7%** of Renault's share capital.

Employees

In compliance with French law, 10% of the holding sold by the State was offered to current and former employees of Renault (SA) and its subsidiaries that were more than 50%-owned, directly or indirectly, on the day the offer opened, namely December 6, 2003. A securities note registered with the then French securities regulator, the Commission des Opérations de Bourse, on November 13, 2003 under number 03-995 is available on Renault's website at www.renault.com, in the financial information section under AMF prospectus.

The offering is described in detail in Chapter III, § 3.2 Employee Relations Performance.

At December 31, 2003 current and former employees of Renault held **4.1 %** of the capital. These holdings are either managed through a collective investment scheme or recorded in pure registered form.

Associated Shareholders Group

In July 1996 the Associated Shareholders Group (ASG) signed a three-year memorandum of understanding (MOU), renewable by tacit agreement for successive three-year periods unless terminated by one of the signatories according to certain rules.

Caisse des Dépôts et Consignations and **Banque Cantonale Vaudoise** terminated the MOU in May 2002, with effect from November 2002.

Furthermore, the MOU provided for the sale of shares held through the ASG, subject to the pre-emptive rights of the other signatories. Under these provisions, **Natexis Banques Populaires** also sold its Associated Shareholders' Group-related shareholding at end-June 2002.

Since **Lagardère SCA** was the sole remaining member of the Associated Shareholders' Group, the MOU was no longer applicable and was declared **null and void.**

Treasury stock

Shares of treasury stock are acquired for stock option programs. While detained as treasury stock, these shares have no voting rights attached.

Share buybacks

Pursuant to articles L 225-209 *et seq.* of the Commercial Code, the eighteenth resolution of the Joint General Meeting of Shareholders of April 29, 2003 authorized the company to trade in its own shares, with a view, in particular, to achieving the following (in order of priority): to transfer some or all of the shares thus acquired to employees and managers of the company and the group, under the conditions and according to the procedures set down by law and/or to stabilize the share price by buying or selling shares on the open market.

This buyback program was described in a prospectus registered with the COB on April 7, 2003 under number 03-229. The prospectus is available on the web at www.renault.com in the financial information section under AMF prospectus.

The company traded in its own shares with the sole purpose of covering its stock option programs. In all, 1,761,693 shares were purchased in connection with the aforementioned authorization at a weighted average price of €53.35.

The number of shares of treasury stock held at December 31,2003 was 11,522,046, or 4% of the share capital.

General public

As a result of the transactions effected in 2003 and described hereafter, the percentage of Renault's shares in public hands rose from 52.2% at December 31, 2002 to 61.2% at December 31, 2003.

A survey of the holders of Renault bearer shares was carried out on September 30, 2003 to obtain an approximate breakdown of the public's ownership interest. At that date, French and foreign institutions held 19% and 36% of the capital, respectively. The 10 largest French and foreign institutional investors held slightly less than 19% of the capital.

Individual shareholders were estimated to own between 5% and 6% of the capital.

2.5.2.1 Ownership of shares and voting rights, 2001-2003

	12/31/2003			12/31/2002			12/31/2001		
	No. of shares	Holding (%)	Voting rights (%)	No. of shares	Holding (%)	Voting rights (%)	No. of shares	Holding (%)	Voting rights (%)
French State	**44,588,484**	**15.65**	19.33	73,829,004	25.91	31.83	106,037,141	43.78	45.39
Nissan Finance Co,Ltd	**42,740,568**	**15.00**	-	42,740,568	15.00	-	-	-	-
Associated Shareholders' Group	-	-	-	-	-	-	**7,758,367**	**3.21**	**3.32**
Lagardère Groupe	-	-	-	-	-	-	*3,588,849*	*1.48*	*1.54*
Caisse des Dépôts et Consignations	-	-	-	-	-	-	*2,489,518*	*1.03*	*1.07*
Banque Cantonale Vaudoise	-	-	-	-	-	-	*1,200,000*	*0.50*	*0.51*
Natexis Banques Populaires	-	-	-	-	-	-	*480,000*	*0.20*	*0.20*
Employees	**11,616,248**	**4.08**	5.04	9,424,946	3.31	4.06	7,562,492	3.12	3.24
Treasury stock	**11,522,046**	**4.04**	-	10,278,482	3.61	-	8,578,387	3.54	-
Public	**174,469,772**	**61.23**	75.63	148,664,118	52.17	64.11	112,260,163	46.35	48.05
	284,937,118	100.00	100.00	284,937,118	100.00	100.00	242,196,550	100.00	100.00

2.5.3 MARKET TRADING OF RENAULT SHARES

2.5.3.1 Renault shares

Listing exchange and stock indexes

Renault was listed on the Premier Marché of Euronext Paris on November 17, 1994 when the company was partially privatized. The issue price was FRF165 (€25.15). The shares qualify for the deferred-settlement account system (SRD), and the ISIN code is FR0000131906.

Renault was added to the **CAC 40 index** on February 9, 1995.

The share is also a component of the **SBF 120 and SBF 250** indexes as well as the **Euronext 100 and Euronext 150 indexes.**

In addition to Renault SA, the parent company, one subsidiary is also publicly traded:

- **Renault Argentina** is listed on the Buenos Aires stock exchange. Cofal holds 61.1% of the share capital, Renault Holding 19.1% and Renault SA 0.2%.

In May 2003 a mandatory buyout offer was made for **Dacia,** of which Renault owns 99%. As a result, the company is no longer listed on the Bucharest stock exchange.

Renault's share price evolution

Renault's stockmarket performance since November 17, 1994


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100
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60
50
40
30
20
10
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17-Mar-97
17-Jul-97
17-Nov-97
17-Mar-98
17-Jul-98
17-Nov-98
17-Mar-99
17-Jul-99
17-Nov-99
17-Mar-00
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Renault
CAC 40 re-based

(basis: IPO price i.e. FRF 165 or €25.15)

Share price since July 2002

Price and Trading Volumes of Renault shares

	Number of shares traded	Price in € Close	High	Low
July 2002	30,525,281	46.80	48.43	**38.52**
August 2002	21,000,963	49.30	51.95	43.11
September 2002	23,805,176	43.59	49.40	41.35
October 2002	33,403,996	47.50	51.45	34.60
November 2002	21,107,851	49.64	50.30	45.45
December 2002	14,451,995	**44.78**	50.00	43.10
January 2003	20,020,894	44.34	47.49	41.57
February 2003	29,790,214	39.22	45.39	36.51
March 2003	27,246,207	30.32	39.19	**29.51**
April 2003	35,234,284	38.75	39.22	29.97
May 2003	38,097,652	37.81	40.65	34.80
June 2003	34,537,064	46.04	46.47	37.79
July 2003	39,210,949	49.44	49.90	44.00
August 2003	27,611,038	54.90	55.10	48.31
September 2003	34,762,749	50.80	**60.30**	50.25
October 2003	26,065,115	56.90	57.50	50.30
November 2003	21,728,692	55.45	59.40	53.00
December 2003	19,193,185	**54.70**	58.00	53.70
January 2004	24,563,299	54.05	57.00	53.35
February 2004	28,830,442	56.15	56.65	51.35

Source: Reuters

Renault's share price in 2003

Having ended 2002 at €44.78, Renault shares fell to a low of €29.51 on March 12, 2003, following other auto stocks downwards. The sector was undermined by economic and geopolitical uncertainties, and also by a lackluster sales performance at the start of the year. The stock subsequently recovered on the back of a change in Renault's commercial performance and good results from Nissan. It closed at €46.04 on June 30, a first-half gain of 2.81%, while the CAC40 index inched up 0.66%. With the announcement of Renault's half-year results on July 24, the shares headed upwards, hitting a high of €60.30 during trading on September 17. They continued to trade between €50 and €60 for the rest of the year, bolstered by the success of the Mégane II range, the increase in Nissan's sales and results, and the brighter economic outlook in the U.S and Europe.

Renault shares ended the year at €54.70, a year-on-year gain of 22%, compared with increases of 16% for the CAC40 and 23% for the European auto industry index, DJ Euro Stoxx Auto.

At December 31, 2003 Renault was the seventeenth-highest capitalized company in the CAC 40 index, with a market value of €15,586 million.

2.5.3.2 Renault and Diac redeemable shares

Renault redeemable shares

Renault has issued a total of 2,000,000 redeemable shares with a par value FRF1,000 francs/€152.45, in two offers:

- 1,000,000 shares in October 1983
- 1,000,000 shares in October 1984

Renault redeemable shares are listed on Euronext Paris under ISIN code FR000014 0014.

The issue prospectus (in French) can be downloaded from the Financial Informations area of the Renault website (www.renault.com) or obtained on request from the Investor Relations Departments, 27-33 Quai le Gallo, 92512 Boulogne-Billacourt Cedex, France.

The interest on redeemable shares, paid on October 24, 2003 in respect of 2002, was €19.49 per share (€10.29 for the fixed portion, €9.20 for the variable portion).

The interest on redeemable shares for 2003, payable on October 25, 2004, will be €19.84 per share (€10.29 for the fixed portion, €9.55 for the variable portion). The detailed calculations are shown in the auditors' report.

Trading volume and prices of Renault redeemable shares

	Number of shares traded	Price in €		
		Close	High	Low
July 2002	23,598	285.0	290.0	280.5
August 2002	14,079	288.0	288.5	282.2
September 2002	18,825	293.7	299.8	285.0
October 2002	24,902	272.1	**303.0**	270.7
November 2002	30,349	270.0	278.0	267.0
December 2002	19,327	**268.6**	276.0	**266.1**
January 2003	36,303	276.5	281.7	267.1
February 2003	22,936	275.0	277.9	272.8
March 2003	17,871	268.0	275.0	**265.0**
April 2003	15,217	279.4	279.8	269.0
May 2003	44,172	296.5	306.0	278.1
June 2003	59,628	312.0	319.0	287.0
July 2003	22,750	316.0	316.0	306.1
August 2003	15,356	317.0	324.0	313.0
September 2003	14,860	325.0	330.0	317.2
October 2003	42,272	335.0	336.5	313.2
November 2003	30,488	344.0	**349.9**	333.0
December 2003	35,877	**347.0**	349.0	335.0
January 2004	28,137	372.8	379.0	346.0
February 2004	19,426	370.0	372.9	361.0

Source: Reuters

At December 31, 2003 the number of **Renault redeemable shares** outstanding was 2 million.

Diac redeemable shares

Diac, the credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris under ISIN code FR000047821.

At December 31, 2003 the number of **redeemable shares issued by Diac** in 1985 and still outstanding was 99,439 (par value of €152.45) for a total value of €15,159,476.

In the course of 2003, the price fluctuated between €148.18 euros and €162.15. The shares closed at €151.60 on December 31.

2.5.4 DIVIDENDS

2.5.4.1 Five-year dividend record

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors.

	No. of shares in the authorized capital	Earnings per share (FRF) Dividend	Tax credit	Total	Dividend in €	Dividend declared on
1999	239,798,567	5.00	2.50(2)	7.50	**0.76225**	July 3, 2000
2000	239,798,567	6.00	3.00(2)	9.00	**0.91469**	June 5, 2001
		Earnings per	**share**	**€**		
2001	242,196,550	0.92	0.46(2)	1.38		May 15, 2002
2002	284,937,118	1.15	0.575(2)	1.725		May 15, 2003
2003 (1)	**284,937,118**	**1.40**	**0.70**	**2.10**		**May 17, 2004**

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 30, 2004.
(2) Tax credit for natural persons. The Finance Act has amended this regime for legal entities liable for corporate tax.

2.5.4.2 Unclaimed dividends

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the Treasury.

2.5.5 DISCLOSURE POLICY

Since it floated in November 1994 Renault has pursued a global communications policy vis-à-vis institutional and retail investors. The aim is to provide shareholders with regular information, presented in a clear and transparent manner.

To meet this objective and tailor this information to individual needs, Renault has drawn up an active communications policy. This policy consists in providing more information documents, developing a special section for shareholders on the www.renault.com website, and organizing frequent meetings and events for shareholders both in France and overseas.

Individual shareholders

To build loyalty, Renault set up a shareholders' club in May 1995. The club now has some 10,000 members. Members receive a quarterly newsletter focusing on group activities, together with special publications such as those brought out for the Renault-Nissan Alliance in 1999 and 2002. They also receive an abridged version of the annual report, published yearly following the earnings announcement. They receive documents relating to the Annual General Meeting. Members are invited to visit Renault's plants and research centers. Ten such visits – to Flins, Cléon, Sandouville, Maubeuge and the Technocentre – were organized in 2003. In addition, member-only events are organized to showcase Renault products – for example, an invitation from the French network to a sneak preview of the Mégane II coupe-cabriolet, station wagon and 4-door sedan; and invitation to club members residing in the Rhône *département* to the Lyon Motor Show; and monthly member-breakfasts at the Atelier Renault in Paris, with guided tours of its temporary exhibitions).

To forge closer ties with shareholders, meetings are organized all over France, often in collaboration with Euronext and the French Federation of Investment Clubs. In all, ten meetings were held in 2003 (one each in Bordeaux, Nice, Lille, Toulouse, Strasbourg, Lyon, and Rouen; three in Paris, including one with the Chairman at the Palais des Congrès). Moreover, Renault attended the Actionaria shareholder fair in Paris for the sixth year running.

In 1996 Renault became one of the first companies to set up a **consultative committee for shareholders**, showing its determination to provide individual investors with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club. The committee met four times in 2003, including one plenary session attended by the Chairman. This year's agenda included an assessment of the www.renault.com website, changes to the annual report, and the organization and running of Renault's Annual General Meeting in 2004.

Five years ago, Renault launched a proactive communications campaign aimed at **opinion-makers in the investment community**. These financial specialists are important insofar as they channel information to individual shareholders. In 2003, meetings were organized for them in Bordeaux, Lille and Lyon.

Individual shareholders can call a free voicemail server (**0 800 650 650**) or contact an investor relations officer by phone (+33 (0)1 4104 5999) from Monday to Friday). There is also a dedicated email address (communication.actionnaires@renault.com).

Institutional investors

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad.

Analysts' meetings are held in Paris and London for the release of the full-year and half-year financial results. These meetings and events are webcast from Renault's site to make them accessible to the widest possible audience. Special communication exercises focusing on the Mégane II program were organized in 2003, with visits to the Douai plant and to the Scénic II test drives in Sweden. In the same vein, the leading European motor shows provide an opportunity for Renault to address topical issues. In 2003 the Mégane II program was unveiled at Geneva; and the Chairman gave a speech on Renault strategy at Frankfurt.

Meetings with investors are also held throughout the year at the group's head office and elsewhere in France and abroad. More than 200 meetings were arranged with Renault management in Europe, the U.S. and Asia.

www.renault.com

The Analysts & Shareholders area of Renault's website has been designed for unrestricted shareholder access. It contains comprehensive information about the group's financial communications: real-time share price data, news releases and publications, event calendar, broadcasts of the AGM and analysts' presentations in Paris, FAQ, etc.

2004 investors' calendar

Tuesday February 10:	2003 annual results
Wednesday April 27:	Revenues for Q1 2004
Friday April 30:	Annual Meeting of Shareholders
Monday May 17:	Dividend payment date(1)
Wednesday July 28:	Half-year results for 2004
Wednesday October 27:	Revenues for Q3 2004

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 30, 2004.

Contact

Thomas ORSINI
Head of Financial Relations
27-33, Quai le Gallo -92512 Boulogne Billancourt – cedex France
Tel.: +33 (0)1 4104 5309 – Fax: 01 4104 5149

Shareholder Information Line: 33 (0)1 4104 5999 – Fax: (0)1 4104 5149
Toll-free number: 0 800 650 650
Telephone information for employee shareholders: +33 (0)1 4104 3346 – Fax: +33 (0)1 4104 3352
Email:communication.actionnaires@renault.com
Website: www.renault.com -> Financial Informations

Renault shares can be **registered** with

BNP Paribas – Securities Service – Actionnariat Renault – 75450 – Paris Cedex 09 – France
Tel. +33 (0)1 4014 8989 – Fax: (0)1 5577 3417

2.6 RISK MANAGEMENT

The Renault group makes every effort to control the risks inherent in its activities and ambitions, namely financial risk, operational risk and legal risk. This section will describe the most significant of these risks, together with the procedures put in place to limit their scope and frequency of occurrence. However, as the group expands internationally, enters new partnerships, and becomes more IT-dependent – and as new malicious behaviors emerge – existing risks are being exacerbated and new ones created. These factors can increase the severity of potential crises and the damage they may cause. For this reason we must step up our efforts to control risk, which is an inevitability for any industrial enterprise.

This section does not deal with risk management at Nissan or Volvo.

A. ORGANIZATION OF RISK MANAGEMENT

Risk management is an integral part of the group's operational management. It is based on a multi-tiered system:

- A **pragmatic approach** depending on the nature of the risk.

- **The Risk Management Department:** The role of the Risk Management Department, which reports to the Corporate Audit Department, is to bring an all-embracing approach and vision to the identification and handling of risk, relying on the skills of the company and its experts. The department's remit consists primarily in:
    - identifying and assessing the main risks facing the group and prioritizing them by means of risk mapping techniques
    - working with other interested parties to implement action plans that will reduce risk to levels that are tolerable in light of the attendant opportunities
    - keeping permanent watch for new risk factors

The department pursues its remit while respecting the responsibilities delegated to each operational entity. In fact, it is line personnel who, having the necessary resources, authority and skills, are responsible for analyzing and assessing risks, managing them operationally, and taking decisions at the appropriate level.

- The **Audit Committee (cf. § 2.1.1X),** whose main task is to analyze the financial statements and ensure that appropriate methods are used to prepare them, issues an opinion on the annual internal audit program and on the relevance of control procedures. The Committee is informed of the most significant risks and of the conclusions of the main audits.

B. TYPES OF RISK

2.6.1 financial risk

- GENERAL FRAMEWORK FOR CONTROLING FINANCIAL RISKS

For the Automobile Division, management of market risk concentrates mainly on the Central Cash Management Department of Renault SA, Renault Finance and Société Financière et Foncière (SFF). In addition, the Sales Financing Division (RCI Banque) manages the market risk on its activities. Securities trades executed by companies in the RCI Banque group are intended solely to hedge away the risks related to the financing of the sales and inventories of the distribution networks for Renault Group brands. Most of these trades are made by the dealing room of RCI Banque, which plays a pivotal role in refinancing the RCI Banque Group. Furthermore, because SFF and RCI Banque are chartered as credit institutions, they are required to implement special internal control systems that meet the requirements of the French Banking Commission.

For each entity, financial risks are monitored at three levels:

- First-level control: self-monitoring by line personnel
- Second-level control: carried out under the authority of the chief executive of the entity.
- Third-level control: carried out by:
    - the control bodies (Renault Internal Audit or external firms commissioned by it)
    - the statutory auditors

  These organizations make a critical, independent analysis of the quality of the control system.

Monitoring and control tools exist for each entity and, where necessary, at the consolidated group level. The results of these controls are reported on a monthly basis.

- TYPES OF FINANCIAL RISK

2.6.1.1 FOREIGN EXCHANGE RISK

Automobile Division

The Automobile Division is naturally exposed to foreign exchange risk in the course of industrial and commercial activities. Foreign exchange risk on these activities is monitored through Renault's Central Cash Management and Financing Department. Currency transactions are executed by Renault Finance, a subsidiary specialized in capital market operations for the automotive business.

Exchange rate fluctuations may have an impact at five levels:

- Operating margin
- Financial results
- Income of companies accounted for by the equity method
- Shareholders' equity
- Net financial indebtedness

➢ Impact on operating margin

Renault does not generally hedge its future operating cash flows in foreign currencies. The operating margin is therefore subject in the future to changes caused by exchange rate fluctuations. In this way, Renault averages out any impacts over a long period, while not assuming the risks inherent in forward currency hedging.

This policy was established and validated by senior management. Any exceptions – they are infrequent – must be formally authorized by the Finance Department or senior management.

On the basis of its operating cash flows in 2003, the group estimates that a 1% appreciation in the euro against all other currencies would have had a negative impact of €45 million. The group's exposures concern mainly sterling, the U.S. dollar, the Argentine peso, the Brazilian real, the Romanian leu, and the Korean won. Under the same assumptions, a 1% rise in the euro against sterling and the U.S. dollar had a negative impact of €20 million on operating margin.

➢ Impact on financial results

Investments by Automobile Division subsidiaries are mainly financed through equity contributions. In principle, other financing requirements are met in the local currency by Renault S.A. Financing flows in foreign currencies are systematically hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault S.A., the subsidiary may tap external funding sources, if possible denominated in its own currency. External financing in non-local currencies is a last resort, employed only after all other solutions have been considered, including that of an equity contribution by the parent company. In 2003 the most significant of such cases were in Russia and Romania. At December 31, non-local currency financings were not material. Where cash surpluses are reported in weak-currency countries, deposits are made in a stronger currency where possible.

Renault Finance may transact own-account business not linked to operating cash flows. If so, risks are strictly circumscribed, and forex positions are monitored and marked to market in real time. Such proprietary transactions are intended chiefly to maintain the group's expertise on the financial markets and are managed so as to avoid material impacts on Renault's consolidated financial statements.

All these currency exposures are aggregated with those of the other entities of the Automobile Division and are included in a monthly consolidated operating report.

➢ Impact on income of companies accounted for by the equity method

On the basis of Nissan's contribution to Renault's income at December 31 2003, a 1% appreciation of the euro against the yen would have caused a reduction of €17 million in this contribution, *ceteris paribus*. Similarly, a 1% rise in the euro against the Swedish krona would have lessened Volvo's contribution to Renault's income by €1.5 million, *ceteris paribus*.

➢ Impact on shareholders' equity

Equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which the group accounts for as shareholders' equity. However, the size of the Nissan investment was such that Nissan's shareholders' equity in yen has been covered by a specific foreign exchange hedge, in an amount of ¥558 billion at December 31 2003, with maturities out to 2010. The nature and amount of each transaction are given in note 12G of the notes to the consolidated financial statements.

➢ Impact on net financial indebtedness

As mentioned above, a portion of Renault financial debt is denominated so as to cover part of the investment in Nissan. A 1% increase in the euro against the yen would result in a €41 million reduction in the net financial indebtedness of the Automobile Division.

Sales Financing Division

The consolidated foreign exchange position of RCI Banque has always been very small. No forex positions are permitted in connection with refinancing activity: RCI Banque's trading room systematically covers all the cash flows concerned.

Sales financing subsidiaries are required to refinance in their domestic currencies and therefore have no foreign exchange exposure.

However, there may be residual or temporary forex positions related to timing differences in funds flows, which are inevitable when managing a multi-currency cash position. Any such positions are monitored daily and hedged systematically.

The foreign exchange position at December 31 2003, was some €714,000.

2.6.1.2. INTEREST RATE RISK

Automobile Division:

Interest rate risk can be assessed on the basis of debt maturity (current or long-term liabilities) and the payment terms set out in the indenture (fixed rate; variable rate). Because current liabilities (i.e. less than one year) are closer to maturity, they can be considered as variable-rate borrowings.

The current liabilities of the Automobile Division at December 31, 2003, i.e. portion of total gross debt at less than one year, was €2,849 million. The remaining €4,785 million breaks down into three categories:

- €324 million in redeemable shares. These securities pay a fixed return (6.75% of the nominal) plus a variable return that varies according to the yearly increase or decrease in group revenues, measured on a consistent basis. The total return cannot be lower than 9%. See note 27B in the notes to the consolidated financial statements on page xx for the market value of redeemable shares;
- €4,305 million of fixed-rate borrowings;
- €156 million of variable-rate borrowings.

Note that €4,134 million of the gross debt of €7,634 million is yen-based (¥558 billion), consisting either of yen-denominated paper (samurai bonds, EMTNs) or of synthetic debt (euro loans swapped for yen). This yen-based debt breaks down into ¥40 billion (€289 million) of current variable-rate liabilities and ¥519 billion (€3,843 million) of long-term fixed-rate liabilities.

Sales Financing Division:

The Renault group's exposure to interest rate risk is concentrated mainly in the sales financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored on a daily basis by measuring sensitivity according to currency, management entity and asset portfolio. A single set of methods is used by the entire RCI Banque group to ensure global management of interest rate risk across the entire scope of consolidation.

The portfolio of commercial assets is monitored daily on the basis of sensitivity and is hedged systematically. Each subsidiary aims to hedge its entire interest rate risk in order to protect its trading margin. However, a slight degree of latitude is permitted in risk hedging, reflecting the difficulty of adjusting the borrowing structure to exactly match the structure of customer loans.

RCI Banque's consolidated exposure to interest rate risk over 2003 shows that sensitivity, i.e. the risk of a rise or fall in the group's results caused by a 100 basis point rise or fall in interest rates, was limited:

RCI BANQUE: DAILY SENSITIVITY TO INTEREST RATE MOVEMENTS (2003)
(€)


20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
31/ 10/ 21/ 30/ 10/ 19/ 28/ 11/ 20/ 31/ 09/ 22/ 02/ 13/ 22/ 02/ 11/ 20/ 01/ 10/ 21/ 30/ 08/ 19/ 28/ 08/ 17/ 26/ 07/ 16/ 27/ 05/ 14/ 25/ 04/ 15/ 24/
12/ 01/ 01/ 01/ 02/ 02/ 02/ 03/ 03/ 03/ 04/ 04/ 05/ 05/ 05/ 06/ 06/ 06/ 07/ 07/ 07/ 07/ 08/ 08/ 08/ 09/ 09/ 09/ 10/ 10/ 10/ 11/ 11/ 11/ 12/ 12/ 12/
02 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03 03

See Note 27 to the consolidated financial statements for details of consolidated off-balance-sheet commitments vis-à-vis financial instruments

2.6.1.3 COUNTERPARTY RISK

The group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. The group works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of the counterparty risk of the group's different entities is totally coordinated and relies on group-level committees. These Risk Committees, which meet every two months, comprise representatives from the operating entities, members of the risk control bodies, and a representative from senior management. They formulate their decisions with the aid of a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity. This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure that they comply with allowable limits, in accordance with precise internal control procedures.

The group has introduced a consolidated reporting system that encompasses all its counterparties, organized by credit rating. These reports give a detailed analysis of compliance with limits in terms of amount, duration and type, as well as a list of the main exposures.

2.6.1.4 LIQUIDITY RISK

The group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events.

Automobile Division

The Automobile Division aims to structure long-term financing in order to cover investments and extraordinary events, as well as its permanent working capital requirements. Short-term financing is used to cover changes in working capital requirements.

Renault S.A. raises most of the refinancing for its Automobile Division in the capital markets through long-term financial instruments (bond issuance, private placement), designed to secure the level of its net indebtedness over the long run, or through short-term instruments (in particular domestic commercial paper to cover business-cycle requirements).

To diversify its sources of long-term refinancing, Renault SA issued two 5-year samurai bonds, one in 2001, the other in 2003. Moreover, it was given an A- rating by Japan's two main rating agencies for its medium-term issues. Also in 2003, Renault introduced special simplified documentation for Japanese domestic issues, enabling it to borrow more easily in a currency ideally suited to its balance-sheet management purposes.

Furthermore, the ceiling on the Euro Medium-Term Note (EMTN) program was raised from €2 billion to €4 billion in first-half 2003. Accordingly, Renault issued €1,191 million of long-term debt in public and private form in 2003, which it placed with European and Japanese investors. This substantially swelled its cash reserves.

The indentures contain no contingent clauses that could modify the main terms and conditions if the issuer's rating is downgraded.

Issuance schedule for Renault SA bonds and equivalent debt instruments at 31/12/2003

€ million *


1,200
1,000
800
600
400
200
0
305
389
1,048
500
425
1,000
811
2004
2005
2006
2007
2008
2009
2010

** Nominal amounts marked to market at December 31*

Furthermore, the group has confirmed renewable credit lines with banking institutions in a total amount of €4.4 billion with maturities extending to 2008. These credit lines are not intended to be used as a permanent and significant source of cash. They are partly intended as back-up bank lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the raising or continued supply of credit following a change in the rating of Renault S.A.

Sales Financing Division

RCI Banque maintains secure sources of funding at all times in order to grow its business. To that end, the company has adopted stringent internal guidelines.

At end-2003 RCI Banque had the following resources to meet its objectives: €4.5 billion in unused confirmed lines of credit, well-diversified short-term and long-term issuance programs (bonds, short-term and medium-term debt securities, securitization, etc.), and approximately €660 million available from the European Central Bank's discount facility. To diversify sources of borrowing and limit total funding sourced from a single counterparty, the trading room is developing direct placements of the group's refinancing products with a growing number of French and foreign investors.

RCI Banque liquidity position and projected cash requirements are monitored on a regular basis.

In October 2002 Diac, a French subsidiary of RCI Banque, launched a €1.6 billion securitization deal involving its entire pool of consumer loans. This transaction marks the first step in the development of a pan-European program that will enable the RCI Banque group to diversify its sources of funding and broaden its investor base. In view of the characteristics of this deal, and in accordance with the group's accounting rules, these securitized loans continue to be recorded as assets in the consolidated balance sheet.

In October 2003 RNC, an Italian subsidiary of RCI Banque, also launched a program to securitize €1.4 billion in loans

Issuance schedule for RCI Banque bonds at 31/12/2003

€ million


2 400
2 200
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1839
2336
1067
300
1790
229
25
2004
2005
2006
2007
2008
2009
2010

Group issuance programs and ratings at December 31 2003

Issuer	Program	Market	Ceiling	S&P	Moody's	Fitch	R&I	JCR
Renault SA	Domestic CP	euro	€1,500 million	A2	P2			
Renault SA	Euro MTN	euro	€4,000 million	BBB	Baa2	BBB	A-	A-
RCI Banque	Euro CP	euro	€2,000 million	A2	P2	F2	a1	
RCI Banque	Euro MTN	euro	€9,000 million	BBB+	Baa1	BBB+	A-	
RCI Banque	CD	France	€4,000 million	A2	P2	F2		
RCI Banque	BMTN	France	€2,000 million	BBB+	Baa1	BBB+		
Diac	CD	France	€1,500 million	A2	P2	F2		
Diac	BMTN	France	€1,500 million	BBB+	Baa1	BBB+		
RCI Banque	CP	U.S.	US$1,000 million	A2	P2	F2		
RAGmbH (RCI guarantee)	CP	Germany	€1,000 million	A2	P2	F2		
RCI Banque + Overlease + Renault AutoFin (RCI guarantee)	CP	Belgium	€500 million	A2	P2	F2		

(1) *EMTN: Euro Medium Term Note – CP: Commercial Paper – CD: Certificate of Deposit – BMTN: Medium-term negotiable note*

Automobile Division: analysis of financial assets and liabilities (€ million) 2003


Cash and cash equivalents of automobile companies
295
Loans by automobile companies
978
FINANCIAL ASSETS
5,885
Cash and cash equivalents of Renault Finance and SFF
2,920
Marketable securities held by automobile companies
710
Loans by Renault Finance and SFF
982


Borrowings of Renault Finance and S.F.F.
826
Others borrowings of Renault Finance and S.F.F.
1,497
FINANCIAL LIABILITIES
7,633
Bonds
4,257
Domestic commercial paper
404
Private placement
325
Redeemable shares
324

2.6.1.5 Commodity risk

Renault's Purchasing Department hedges commodity risk by means of financial instruments such as futures, call options and collars, which are systematically unwound at maturity (versus settlement).

Commodity hedging operations are limited to purchasing by Renault's Purchasing Department or by Renault Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

Such transactions are subject to restrictions in terms of volume and maturity. They are covered in monthly reports that detail hedge performance and the performance of hedged items. All hedging decisions are monitored by a Risk Committee that meets monthly.

Renault's Supplier Relations Department goes through Renault Finance to execute these hedging transactions in the markets. Renault Finance does not take speculative positions on metals: all transactions concluded with Renault s.a.s. have a bank counterparty. Furthermore, Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis.

Positions in copper and aluminum were hedged as at December 31, 2003.

2.6.2 OPERATIONAL RISK

2.6.2.1 Geographical risk

The group is present commercially and/or industrially in countries outside Western Europe and notably in many emerging countries. The group generates more than 17% of its revenues outside Western Europe and this share is set to grow, given the group's development strategy. Note that the group is not present in the U.S., and its sales in Japan are not significant.

The group's activities in non-Western European countries involve a number of potential risks. These include fluctuations in GDP, economic and governmental instability, regulatory changes, payment-collection difficulties, social unrest, major swings in interest and exchange rates, and currency controls.

As regards industrial risk, the group is based in seven of the main emerging countries: South Korea, Romania, Brazil, Argentina, Turkey, Colombia, and Chile.

The decision to set up industrial bases in these emerging countries was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

Renault's industrial and commercial investments outside Western Europe are geographically diversified, making it possible to pool the portfolio of risks at company level. Patterns of GDP growth and solvency vary from one region of activity to another and are often counter-cyclical.

Political risk is monitored using indicators that are relevant to the sector of activity in question. In emerging countries, the group applies management methods that make it possible to attenuate the impact of a sharp drop in demand in crisis-stricken countries and, by contrast, to respond quickly to a surge in demand in countries undergoing an economic revival.

The group is pursuing a policy aimed at stepping up local content in its emerging-country production units. The aim is to use capacity more efficiently, exporting to other areas when domestic markets falter and where exchange rate movements improve the price competitiveness of products outside the country.

Renault regularly evaluates its industrial assets in risky areas, taking into account the current level of business and the future outlook.

As a result of that principle, the group took a charge of €51 million on industrial assets in Argentina in 2001 and wrote down €75 million for Brazil in 2002. At December 31, 2003 the net value of its industrial assets in Argentina and Brazil was €42 million and €295 million respectively.

As regards commercial flows, the group hedges all financial flows arising from commercial activities in emerging countries. The definition of "emerging country" is broad. The risks of non-convertibility, which may appear where the group is present through a subsidiary, or of non-transfer, which concern Renault subsidiaries and importers, are systematically guaranteed through banks or by credit insurance.

2.6.2.2 Product quality risk

Recent developments in the automotive industry are characterized by the emergence of systems with increasingly sophisticated technologies. This applies not just to active safety (steering and braking power assistance, etc.) and passive safety (restraint systems, etc.) but to most of the systems used in modern automobiles.

This has resulted in explosive growth in remote-control systems powered by onboard electronics. Significantly, drivers now have less and less direct responsibility for the operation of these systems. As a result, carmakers are exposed to product liability to a much greater extent than in the past.

A combination of customer demand and regulatory stringency have underscored this trend. The new European directive 2001/95 on general product safety, currently being incorporated in the legislation of EU member states, will require carmakers to inform the competent national authorities before launching safety recall campaigns.

This has led Renault to strengthen its existing compliance mechanism and to undertake a review, in conjunction with other carmakers and the administrative authorities, of joint definitions and assessments of risk factors.

The measures taken by the group concern the following areas:

1 Delegation of the Chairman's legal responsibility for the automobile product

Renault's Chairman has delegated his legal responsibility for product liability to company executives meeting the requisite legal conditions in the areas of product design, development and manufacturing, follow-up action on operating incidents identified by the company, and the conditions in which remedial action is carried out. This decision has made it possible to bring liability and operational decision-making more closely into line.

2 Organization

In terms of organization, the operating rules have been amended to take account of the way in which incidents are recognized and the speed with which they are handled, as well as the action taken to prevent their occurrence.

2.1. Incident handling

An organizational structure has been put in place to improve:

- incident-detection sensitivity, i.e. bringing incidents as quickly as possible to the attention of the appropriate functional experts
- diagnostic routines, and measures to be taken in order to bring the incident detection function into closer proximity, within the organizational structure, to the consequence-analysis function.

The aim of these measures is to limit as far as possible the number of vehicles likely to be affected by the incident, to assess the degree of severity and the consequences in terms of safety, and to eliminate the risk as quickly as possible, especially in the event of a recall campaign.

2.2. Risk prevention

Faced with increasing technological sophistication (see above), the company has stepped up its reliance on a variety of processes. Some of these seek to prevent the emergence of risks affecting general product safety – from vehicle design and marketing to maintenance – by applying operational safety measures (diversified-risk analysis depending on the progress of vehicle-related projects). Others target mission-critical systems with a maximum of relevance. Certain processes are covered by existing standards; others are developed in-house (e.g. DAISI[14]).

A Corporate General Safety unit has been created as part of the Quality Department. The remit of this unit is to raise employees' awareness of safety requirements and to provide them with appropriate training; to disseminate, facilitate and systematize the use of suitable tools and methods; and, in general, to promote best practices that ensure the relevance and traceability of technical solutions and that allow us to supply customers with safe products.

[14] DAISI: Innovative System Identification Facility

2.6.2.3 Supplier risk: supplier-selection and performance monitoring processes

Since purchasing accounts for more than 80% of the production cost of our vehicles, it is essential that we select the right high-quality suppliers. With this in mind, a Supplier Risks Committee, which comprises members of the Purchasing Department Committee and the Finance Department, meets monthly.

Suppliers' financial soundness is reviewed on the basis of two key criteria:

- a rating based on an analysis of the supplier's balance sheets
- dependence on Renault

The following points are regularly examined via operating performance reviews: engineering excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and quality of logistics. Where necessary, a team from the Logistics Department audits suppliers' industrial capacity.

Furthermore, we have created a Renault-Nissan joint worldwide purchasing organization. This will enable us to extend and rationalize our panel of suppliers and to leverage the volume effect with Nissan.

2.6.2.4 Industrial risk

The group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. These risks are examined and quantified every year. A formal policy of active prevention, encompassing both people and property, is applied in all production plants.

Risks related to natural events are chiefly limited to two companies, namely Renault Samsung Motors in Korea, which is exposed to the risk of typhoons, and Oyak Renault in Turkey, exposed to earthquake risk. These risks are examined by specialists, whose recommendations are followed conscientiously. Note that Typhoon Maemi hit Renault Samsung Motors in Busan in September 2003 without causing any damage.

Since Renault is not directly present in the U.S., its civil liability risks are limited.

2.6.2.5 Environmental risk

Environmental risks are described in Chapter III, 3.3, Environmental performance, section 3.3.2 "Maintaining the value of our assets".

Also, at December 31, 2003 the group had €86 million of provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of end-of-life vehicles. At December 31 2002, these provisions amounted to €65 million.

Moreover, the group did not have to pay out any damages in connection with the implementation of court rulings.

2.6.2.6 IT risk

Renault depends on the orderly operation of its IT systems and, hence, on the proper control of the associated risks. Most of the group's functions and processes rely on the software tools and technical infrastructure connecting its sites.

For this reason, the Information Technology and Systems Department (DTSI) has set up a Quality and Security unit to safeguard the security of IT products, services and processes. The unit's main tasks are to define the group's IT security policy, to ensure the policy is implemented in the operational departments, and to monitor the enforcement of security rules and procedures.

The main risks are the availability of the company's computerized services, the confidentiality and integrity of data, the auditability of operations, the future-proofness of data and programs, and compliance with regular requirements applicable to information technology.

These risks are controlled in the following manner:

- Defining and promoting IT security standards and procedures. These include an IT users' charter, a virus protection policy, secure backup routines, and a password management policy;
- Providing support for the group's IT projects and developments to ensure that appropriate security mechanisms are adopted;
- Implementing a permanent control plan for the main IT facilities in France and abroad, based on pre-defined reference systems and procedures. In 2003 the unit conducted more than 60 assessment missions, covering physical security, backups and continuity plans, logical security of systems and networks, and regulations. These missions resulted in a series of security action plans.

In parallel, the Central Audit Department conducts independent IT audit missions.

Formal reports are submitted to the Chief Information Officer and the Vice President, Corporate Audit Department, on a regular basis.

2.6.2.7 Customer and network risk of RCI Banque

Risks linked to customer quality are assessed using a scoring system and monitored according to customer type, i.e. individual, corporate or network.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim of these procedures is to recover quickly either the outstanding sums or the vehicles, amicably or through the courts. The group's target for the cost of customer risk is 0.7% of outstandings.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. Since 2002 losses on customer financings have taken account of the new European regulation on car distribution as well as the downturn in the economic situation.


RCI BANQUE - Total cost of risk
(in % of total average loans outstanding)
1,00%
0,75%
0,50%
0,25%
0.53%
0.41%
0.39%
0.48%
0.54%
0.52%
0.78%
0.68%
1996
1997
1998
1999
2000
2001
2002
2003

2.6.2.8 Insuring against operational risk

Industrial and environmental operational risks are covered by insurance policies negotiated on a centralized basis by the Group Insurance Department. These policies provide all group companies around the world with identical coverage and are signed with insurers and reinsurers of international stature.

Three worldwide insurance policies are used to provide coverage against operational risks:

- A policy insuring against damage and business interruption. This policy covers the risks of damage to goods and of operating losses, notably cumulative operating losses resulting from the interdependence of Renault's plants.
- A civil liability insurance policy, which covers insurable liabilities.
- A transportation insurance policy, which in particular covers the risks associated with vehicle damage caused during transportation by bad weather, hail, flooding, storms, etc.

These insurance covers are consistent with the group's policy on risk transfer, and the ceilings are high – up to €1.5 billion. As from January 1, 2004 the deductibles on these policies could, under certain circumstances and for major claims, leave some group companies liable for €24 million. The reasons for raising these deductibles include the group's consistent policy of prevention, the absence of major claims in recent years, and a desire to make each risk-bearing sector more accountable.

2.6.3 LEGAL RISK

2.6.3.1 DESCRIPTION OF THE INTERNAL CONTROL PROCESS

From the legal standpoint, internal control is based on two main guidelines: responsive reporting and the precautionary principle.

- Responsive reporting relies on the networking and meshing of the legal function within Renault via a dual system of line and staff reporting. Attorneys are selected on the basis of qualitative criteria, reputation and cost/deadline ratios. These selection criteria are reviewed annually.

- The precautionary principle stems from two factors. First, each member of the legal function has a highly developed sense of responsibility and is used to working on a collaborative, cross-functional and ethical basis at all times. Second, they are brought in at a very early stage in the event of major cases and they play a proactive role in solving disputes that may arise further down the line.

2.6.3.2 RISKS LINKED TO LEGISLATION ON ELVS

As an automaker, the group has to comply with all the regulations, notably those on safety and pollution, introduced by governments and international organizations. Complying with these regulations engenders additional costs for the group.

European Directive 2000/53/EC on end-of-life vehicles (ELVs), published in September 2000, requires that Member States take the necessary steps to ensure that ELVs are taken to an authorized treatment facility at no additional cost to the last owner. This obligation has been effective since July 1, 2002 as regards vehicles released onto the market since that date, and will be effective from January 1, 2007 for all other ELVs. In parallel, the Directive set the target for the recycling rate at 85% from 2006 and at 95% from 2015, with energy recovery being limited to 5% and 10%, respectively.

Member States are required to transpose this Directive into their national law and must ensure that producers apply the new legislation.

At December 31 2002 most member states had transposed the Directive into national law. Taking into account the ELV treatment approach adopted in each of these countries, the Renault group has assessed the financial consequences and established a provision in respect of the charges likely to result from these developments (see note 28, §2.C, in the notes to the consolidated financial statements).

At this stage, it is impossible to estimate the potential costs that the group could be required to bear in countries where the Directive has not yet been transposed.

2.6.3.3 DISPUTES

In general, all known legal disputes in which Renault or group companies are involved are examined at year-end. After seeking the opinion of the appropriate advisors, the group sets aside the provisions deemed necessary to cover the estimated risk.

In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. There has been no material change since 2001, and arbitration and appraisal procedures are under way.

Renault believes that the outcome of these procedures will not have a material impact on its financial position.

At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Union. The group is still awaiting the Commission's findings.

In the normal course of its business, the group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.

2.6.3.4 GRANTING OF LICENSES IN RESPECT OF INDUSTRIAL PROPERTY RIGHTS

The group may use patents held by third parties as part of licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see Chapter 3.5, Research and Development policy), some of which are the subject of fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license and is used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed.

Regarding the review of Directive 98/71 on the legal protection of designs, the European Commission plans to issue recommendations with a view to amending the rules on design protection for automotive spare parts. There is a significant risk that the protection of spare parts will be reduced or even abolished by design law, notably in France, where these parts are currently protected for the maximum period, namely 25 years. Assuming the Directive is revised in 2005, it would be in force in member states by 2007. The sale of copies of spare parts after that date could have a negative impact on the earnings of the group, insofar as it currently generates 1.6% of revenues from the sale of so-called "captive" parts, which are protected under design law.

2.6.4 DISTRIBUTION

To reach its commercial and economic targets, Renault relies heavily on the performance and strength of its distribution network, i.e. the dealers and subsidiaries grouped together in Renault Europe Automobile (REA).

Renault and RCI Banque jointly monitor the financial health of dealerships in countries where RCI Banque is present. A rating system makes it possible to foresee and limit the risk of default or outstanding accounts.

In countries where RCI Banque has no presence, particularly Central Europe (excluding Poland), monthly risk committees are organized, and a Risk Supervision committee meets at head office every four months to examine monthly operating reports on the network's financial situation and on payment receivables.

In France, the internal control of REA is measured regularly by means of the Internal Control Quality tool. This tool, which permits self-assessments of the level of internal control in dealerships, is used systematically by the group's Audit Department, as well as in the U.K. and Spain. Other countries use a simplified version.

The group's import subsidiaries rely on systems and procedures at central and local level to monitor the payment of commercial aid to the network and to keep costs under control. Independent auditors undertake engagements in countries such as France and Germany to ensure that the dealerships can substantiate the aid payments they receive.

The new European regulation that came into force in October 2003 significantly modifies the regulatory framework for automobile distribution in Europe. Renault and its network have been preparing for the new requirements for several years. New selection criteria have been defined and will be controlled each year by independent experts.

The introduction of these standards, notably in aftersales departments (diagnostic equipment, technical documentation), combined with an appropriate training policy, should also enhance the network's skills and address the risks arising from the increasing technological complexity of modern automobiles.

2.6.5 HUMAN RESOURCES

The human resources policy is described in chapter III, Employee Relations Performance.

2.6.6 OTHER RISKS

2.6.6.1 Off-balance-sheet commitments

The main commitments concern guarantees and endorsements granted by the group in the normal course of business, as well as savings plans in Argentina. Off-balance-sheet commitments are discussed in Note 28 of the consolidated financial statements. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

2.6.6.2 Risks linked to pension commitments

Renault operates in countries where, in general, pensions systems are publicly run.

Renault's commitments in this respect consist primarily of retirement compensation, as specified in note 22 of the notes to the consolidated financial statements.

2.6.6.3 Tax and customs risks

The group is regularly subject to tax inspections in France and in the countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned despite the legitimacy of the group's actions and its appeals.

2.7 CHAIRMAN'S REPORT ON INTERNAL CONTROL PROCEDURES

1. INTRODUCTION

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks, as far as possible, in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This framework is closely monitored by the Board of Directors, which is responsible both for managing and for overseeing the company. The Board discusses the strategic guidelines laid down for the group by senior management and ensures that these are properly applied. It is regularly informed about the company's financial situation. Three committees, set up in 1996, are integral to the Board and help it perform its duties, notably as regards control:

- The Accounts and Audit Committee is composed of five directors, three of whom are independent, including the chairman. The committee analyzes the financial statements, ensures that appropriate methods are used to prepare them, and supervises the internal audit activity.
- The Appointments and Remuneration Committee has two independent members out of three. It is responsible for submitting proposals to the Board for the appointment of new directors and making recommendations concerning the remuneration of senior managers and the granting of stock options.
- The International Strategy Committee is chaired by an independent director. It is responsible for analyzing the strategic plans for international expansion put forward by senior management.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the statutory auditors, the internal audit program, and input from the Risk Management Department. Set up in second-half 2002 and reporting to the Vice President of Corporate Audit, the Risk Management Department is charged with furthering understanding of the various risks incurred by the Renault group, describing them in the form of a sequential format (or "map"), promoting cross-functional management of cross-sector issues, and monitoring the introduction of prevention plans.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its main objectives are to:

- control Quality, Costs and Delivery-Times in all its industrial and commercial activities
- comply with legal requirements and the company's byelaws
- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures
- adapt to changes in environmental standards
- make sure that the level of risk exposure is consistent with objectives and the expected benefits
- control any risks the company might engender for its staff, customers and suppliers as well as for its union partners and stakeholders
- reduce the company's exposure to fraud risk

However, as with any control system, there is no cast-iron guarantee that risks have been totally eliminated.

To describe the company's internal control procedures accurately and concisely, this report will address:

- The Renault group's general control and management environment
- specific control procedures for each risk category
- the special procedures for preparing accounting and financial information
- the individual case of Nissan

Furthermore, the group's annual report provides detailed information on some of these topics. Only the most relevant ones have therefore been repeated here.

2. GENERAL CONTROL AND MANAGEMENT ENVIRONMENT

The main characteristics of this environment are:

- a general organizational structure that is focused on the quest for operational performance, while complying with the principles of sound governance;
- an internal control and financial reporting mechanism designed to be comprehensive and applicable to all group entities;
- a corporate culture that seeks to put in place, at every level and in every functional department, a set of practices and operating methods combining stringent internal controls, reflected in the expression of our core values. This is one of Renault's five strategic goals;
- a body of internal standards – including the Code of Good Conduct, the remit of the compliance officer and the Ethics and Compliance Committees, as well as fraud detection procedures and rules governing privileged information and the prevention of insider trading – play a part in this corporate culture, which seeks to promote ethical behavior under all circumstances, as well as accountability, transparency, managerial example and fairness in the information provided by and commitments made by every member of staff.

2.1 Group organization

2.1.1. A MATRIX-BASED MANAGEMENT SYSTEM

Sound corporate governance hinges on the quality of a company's internal control procedures. In turn, the group's governance organization forms the first pillar of its internal control system, starting with the interlinked responsibilities of **senior executives** and the **Board of Directors**. Key strategic decisions are examined firstly by the **Group Executive Committee** (CEG), which comprises the six Executive Vice Presidents and the company Chairman. These decisions are then presented to the Board of Directors, which examines and enacts them. Responsibility for implementing them at operational level lies with the **Renault Management Committee**, which is composed of the seven CEG members plus the heads of the main departments. This committee ensures that decisions comply with legal requirements in the countries where the group operates, in conjunction with the **management committees** of the main operating departments. The Executive Committee monitors this process, in connection with the preparation of annual budgets, and its members report to the Board of Directors on developments affecting the group.

In addition to this organizational structure, based on line management responsibilty, the group has a number of **Project Management Departments**, responsible for coordinating the operations involved in development, manufacturing and marketing, and in the life-cycle of vehicles and components, with reference to Quality, Cost and Delivery Time goals. This matrix-based organization makes it possible to coordinate, at operational level, the activities of the group's functional departments in the field of projects, and helps improve the monitoring of those departments.

The group also has introduced a system of **staff reporting lines**, enabling support departments to conduct their activities on a cross-functional basis by defining specific policies (technical, manufacturing, quality) and operating rules (personnel, management control, finance, etc.) and by monitoring the implementation of those policies and rules.

2.1.2. A CLEARLY DEFINED SPHERE OF RESPONSIBILITY AND DELEGATION

Alongside these operating principles, a system of delegation of responsibilities helps the group to keep control over the deployment of its policies, right down to individual operations. For example, as part of the job description system, the decision-making process within the Renault Group is based on a system of delegated responsibilities, starting with the powers of the Chairman and CEO, in an effort to meet a dual objective:

- improve the accountability of line personnel in the field
- ensure that commitments are managed at the proper level

The system precisely specifies the levels at which line personnel are entitled to make decisions; and it thus forms a reference framework. The application of this framework can easily be checked by Management Controllers at the decision-making phase and by the Internal Audit department during after-the-fact controls.

2.2 The internal control system

2.2.1 Management Control

Renault's management model makes a significant contribution, via its organization and procedures, to helping the group control its operations and ensuring that sufficient resources are allocated to each objective.

The model combines:

- assignment of responsibilities for objectives and budgets (with the corresponding operating reports) to clearly identified sectors
- coordination of measures designed to ensure the consistency between:
  - sector objectives and the company's long-term objectives
  - short-term objectives and long-term objectives
  - approaches to projects, functional skills and regions
- an accounting system for measuring funds flows and for consolidating results

The **Management Control** function acts as a transmission channel for the management model. The mission of this function is to coordinate and measure economic performance at different levels of organization (Group, business areas, grassroots). Its role mainly consists in:

- setting the company's economic targets
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion
- producing and supervising a set of **management procedures** tailored to the special requirements of each operational sector

The Management Control function is responsible for coordinating the process of preparing **budgets** and for making **reforecasts** and **operating reports** during the year. This involves the following principles and tools:

- Passing on reliable, practical information about the commercial performance, activity and costs of each major function (sales and marketing, manufacturing, support, etc.). This information is prepared on a decentralized basis by each line unit, under the supervision of its management, using the analytical description most suitable for management purposes.
- Presenting individual accounts and consolidated results in a unified manner, relying on an integrated system installed in the different entities to handle management reporting and consolidation of financial statements under group standards, and using the same information.
- Organizing monthly operating reports from all units, within a short timeframe, that systematically compare real data with the data in the monthly budget and the latest reforecast.

2.2.2 Internal Audit

Renault has an **Internal Audit** function that assesses the effectiveness of internal controls and helps employees to carry out their duties. The function's jurisdiction covers the entire group, and its remit can extend to our external partners, either pursuant to audit agreements or in circumstances where its involvement is necessary.

Its remit is operational and thus reinforces the supervisory role of the management control function.

Each time it intervenes, the Internal Audit function submits a summary report to the Chairman and C.E.O. and to the relevant member of the Group Executive Committee, outlining the level of control it has observed and setting out its main recommendations and a list of commitments made by the entities in their action plan. The Internal Audit function reports annually to the Group Executive Committee on its activities.

The members of Renault's Accounts and Audit Committee can ask the Corporate Audit Department to carry out special inspections; they can also ask to receive any reports prepared by that department.
They receive a copy of the annual report of the Audit function; and the Vice President of Corporate Audit briefs committee meetings on his actions and on the provisional workload approved by the Group Executive Committee.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee – after first informing the Chairman of the Board of Directors – of any unusual facts that have come to his attention.

2.3 A corporate culture and operating practices that stress internal control

To ensure compliance with its procedures, the Renault group relies on a code of good conduct, a risk management department, a set of procedural manuals, and an internal audit function. The principle of the code of good conduct has been applied in several group departments, in the form of proprietary codes tailored to the specific characteristics of each function, e.g. purchasing charter, auditors' charter, internal control and audit charter, Alliance charter.

The procedures currently in force are based on the separation of powers. They establish validation channels in an effort to ensure that decisions are made at the appropriate level, with the proper degree of information and cooperation, and that the implementation of those decisions can be duly controlled. This is the case in particular with two procedures used for expenditure commitments and investments, namely the Internal Regulations Memo (NRI) and the Investment Project Contact (CPI).

Furthermore, the appointment of officers empowered to make commitments on behalf of the group or to control its activities is contingent on a decision by the human resources committee, so as to make sure that the candidates have the requisite skills and experience for the job. The group pays particular attention to skills management and to the implementation of procedures for improving forward career-planning in respect of sensitive positions (annual appraisals, career committees, monitoring of high-fliers, etc.)

3. MANAGEMENT OF PRINCIPAL RISKS

The annual report describes the group's main risks and the way they are managed and controlled, based on the organizational principles described above.

In view of the composition of Renault's strategy, the following factors require particular attention:
- risks linked to geographical location, in connection with the strategy of international expansion
- product quality risk (the group's commitment to its customers hinges on quality)
- all supplier-related contingencies

4. ORGANIZATION OF PROCEDURES FOR PREPARING FINANCIAL AND ACCOUNTING INFORMATION

The preparation of Renault's consolidated financial statements involves a series of processes organized around the operational systems that handle the main business processes (purchasing, billing, payroll, warranties, production management, etc.). These processes are controlled at various levels, in compliance with the group's authorization and delegation procedures.

Three major principles guide the preparation of the accounts:

- All transactions are processed.
- All transactions must comply with the accounting principles applicable to the group. Common standards for presentation and valuation are set out in a manual, which is supplied to each entity and which makes it possible to communicate financial information in a uniform manner.
- Assets are periodically renewed (inventories, fixed assets, receivables, cash at hand, etc.)

Renault has adopted an off-the-peg Enterprise Resource Planning (ERP) application to replace its auxiliary accounting systems, and is gradually installing it in all its consolidated entities. This highly structured software allows the group to apply its own internal-control approach and to ensure the reliability and consistency of the information processed. In particular, precisely defined user profiles make it possible to comply with task-separation rules.

Other modules from the same application were implemented simultaneously to process operational functions (purchasing, billing, inventories, payroll, etc.) in an effort to achieve the level of integration that is vital to ever more effective controls.

To guarantee data consistency and short lead-times for centralizing and consolidating information, three main options have been implemented: a single operational chart of accounts, account-keeping to group standards, and, in parallel, an automated function that simultaneously generates financial statements under local accounting rules.

Centralized and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, explain disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the Management Control function, to deal with the root causes.

Assets, liabilities and off-balance sheet items are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the group. The group circulates detailed memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

The consolidated financial statements are prepared for publication using a single consolidation tool, organized around a set of consolidation entries that are common to all entities. The group publishes half-yearly information at June 30 and annual figures at December 31. Preparations for these interim statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Meetings are organized with the statutory auditors and attended by senior management.

5 THE RENAULT-NISSAN ALLIANCE

By its very nature, the Renault-Nissan Alliance gives each group considerable latitude in managing and organizing its operations. Accordingly, Nissan and its senior management are fully responsible for maintaining the corporate governance and internal control systems that are required by the Tokyo stock exchange and also by the context of their markets and geographical location. Through a minority presence on the Nissan's Board of Directors, Renault ensures that the decisions made in connection with the Alliance are properly implemented, in the interests of all Nissan shareholders.

Furthermore, joint teams (cross-company teams and functional task teams) and subsidiaries (RNBV, RNPO and RNIS) contribute to the continual improvement in business processes, not just because of areas in which they have decision-making powers, but also because they encourage the exchange and implementation of best practices between the two groups. This is evident in areas such as the adoption of medium and long-term plans, principles of financial policy and certain key areas in terms of internal control for a carmaker, such as purchasing policies and information systems, and also distribution in Europe.

February 24, 2004
Boulogne, France

2.8 AUDITORS' REPORT ON THE REPORT OF THE CHAIRMAN

Statutory auditors' report, prepared in accordance with the last paragraph of Article L.225-235 of the French Company Law (Code de Commerce), on the report prepared by the Chairman of the Board of Directors, describing the internal control procedures relating to the preparation and processing of the financial and accounting information

---

In our capacity as statutory auditors of Renault and in accordance with the requirements with article L.225-235 of the French Company Law, we hereby report to you on the report prepared by the Chairman of your company in accordance with Article L.225-37 of the French Company Law for the year ended December 31, 2003.

Under responsibility of the Board of Directors, management is responsible for determining and implementing appropriate and effective internal control procedures. It is for the Chairman to give an account, in his report, of the conditions in which the tasks of the Board of Directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information and assertions set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of the financial and accounting information.

In accordance with the professional guidelines applicable in France, we have obtained an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report.

On the basis of the above, we have no matters to bring to your attention in connection with the description of the internal control procedures relating to the preparation and processing of financial and accounting information, as contained in the report of the Chairman of the Board, prepared in accordance with Article L.225-37 of the French Company Law.

Neuilly and Courbevoie, 10 March 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU		ERNST & YOUNG AUDIT	
O. AZIÈRES	A. RAIMI	J.F. BELORGEY	D. MARY-DAUPHIN

This is a free translation into English of the original staturory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

CHAPTER III: RENAULT'S PERFORMANCE IN 2003

3.1 ECONOMIC PERFORMANCE

The European automobile market contracted by 1.6% in 2003, with a particularly steep fall in France (-6.2%). Against this backdrop, Renault's worldwide sales dipped by 0.7%. The decline in Western Europe was largely offset by a 9% increase in sales to the rest of the world, where growth was led by buoyant demand in Central and Eastern Europe, a pick-up in the Turkish market and stronger sales at Dacia. In Western Europe, Renault has carved out a position as the leading brand both for cars and for LCVs, scoring successes with models such as Mégane II and Espace IV. Mégane is Europe's top-selling car.

Measured on a consistent basis, revenues rose 3.8% on strong second-half growth, despite a negative currency impact of 2.1%. That increase is attributable to an improvement in mix and the average price per vehicle, and an increase in aftersales service activity in Europe, underpinned by a rise in international billings and stronger sales of components to other carmakers, particularly Nissan.

Operating margin was also impacted by the sluggish environment in Europe, marked by euro appreciation – particularly against sterling – and shrinking markets. But the overall impact was counterbalanced by the success of new models and by a better performance by Renault in procurement and manufacturing efficiency. The contribution from international activities remained stable. The Sales Financing Division progressed significantly.

With a higher contribution from Nissan, Renault's net income grew by 26.8% in 2003, setting yet another record. The group continues to strengthen its financial structure, with a reduction in automotive debt and an increase in shareholders' equity. Leverage stands at 12.9% compared with 21.1% in 2002.

3.1.1 SALES PERFORMANCE AND RESULTS IN 2003

3.1.1.1. AUTOMOBILE DIVISION

Production[15]

In 2003, the Renault group produced a total of 2,385,087 passenger cars and light commercial vehicles worldwide. More than 46% were produced outside France. The group has over 30 manufacturing sites worldwide and utilizes facilities operated by other manufacturers with which it has signed cooperative agreements and those of Nissan Motor, as part of the Alliance signed in 1999. (see Chapter I – main manufacturing sites).

[15] *Note on methods: production data are sourced from counts taken when finished vehicles are shipped to distributors.*

Renault group's worldwide production – by source

Number of passenger cars and light commercial vehicles	2003	2002	2001
Production in France	1,283,123	1,344,847	1,412,577
Production outside France	1,101,964	999,107	962,566
Renault	*911,673*	*824,765*	*841,545*
Dacia	*72,661*	*57,377*	*52,342*
Samsung	*117,630*	*116,965*	*68,679*
Group worldwide production	**2,385,087**	**2,343,954**	**2,375,143**

Renault group worldwide production – by model

Renault production	2003	2002	2001
Passenger cars			
Twingo	122,082	149,744	171,768
Clio	666,369	677,037	672,898
Kangoo	114,713	105,221	111,874
Renault 9 and 12	-	-	4
Renault 19	-	-	3,690
Mégane	184,497	551,673	663,027
Mégane II	576,897	81,287	-
Laguna	-	-	2
Laguna II	192,470	258,983	275,755
Safrane	-	-	2
Espace	2	32,421	59,465
Espace IV	66,551	19,833	-
Vel Satis	13,127	21,945	412
Avantime	1399	5522	1350
Total passenger cars	**1,938,107**	**1,903,666**	**1,960,247**
Light commercial vehicles			
Express	-	-	2,499
Kangoo Express	115,764	113,752	129,213
Twingo van	1,115	1,870	2,112
Clio van	45,442	53,920	55,812
Mégane van	-	5,201	6,899
Mégane II van	8,443	-	-
Trafic[16]	-	928	2,467
Master 2	75,449	83,904	87,165
Mascott	10476	6371	7708
Total light commercial vehicles	**256,689**	**265,946**	**293,875**
Renault production	**2,194,796**	**2,169,612**	**2,254,122**

Dacia production

Passenger cars

16 - Production of the New Trafic at the General Motors Europe plant in Luton (United Kingdom) and by Nissan in Spain is not recorded as Renault production.

1300 sedan	10,648	10,531	11,091
1300 station wagon	3,507	4,657	4,552
Nova + SuperNova	2,438	29,247	25,854
Solenza	37,129	-	-
L90	8	-	-
Total passenger cars	**53,730**	**44,435**	**41,497**
Light commercial vehicles			
1300 Pickup	4,746	4,375	2,883
1300 Dropside	3,998	2,757	2,141
1300 Double cab	10,147	5,620	5,493
1300 King cab	40	190	328
Total light commercial vehicles	**18,931**	**12,942**	**10,845**
Dacia production	**72,661**	**57,377**	**52,342**
Renault Samsung Motors production			
Passenger cars			
SM5	84,999	100,148	68,679
SM3	32,631	16,817	-
Samsung production	**117,630**	**116,965**	**68,679**
Group worldwide production	**2,385,087**	**2,343,954**	**2,375,143**
Passenger cars	*2,109,467*	*2,065,066*	*2,070,423*
Light commercial vehicles	*275,620*	*278,888*	*304,720*

Sales

a – GROUP WORLDWIDE SALES

Renault group worldwide sales[17] of passenger cars and light commercial vehicles dipped by 0.7% in 2003. The group claimed a 4.1% share of the global market (down 0.1 point compared with 2002) through its three brands: Renault, which sold 2.21 million units (down 1%); Dacia, with 69,000 vehicles sold (up 18.8%); and Renault Samsung Motors, with 111,000 passenger cars (down 4.8%).
Group sales outside Western Europe accounted for 24.4% of the worldwide total, up from 22.2% in 2002, confirming the group's steady growth in the rest of the world and vindicating its strategy of international expansion.

Group worldwide sales

	2003	2002	2001	Change 2003/02
Renault brand				
Passenger cars	1,896,174	1,902,323	1,961,414	-0.3%
Light commercial vehicles	312,726	327,780	326,091	-4.6%
Total RENAULT	**2,208,900**	**2,230,103**	**2,287,505**	**-1.0%**
Western Europe	*1,806,440*	*1,870,344*	*1,905,302*	*-3.4%*
Outside Western Europe	*402,460*	*359,759*	*382,203*	*11.9%*
Renault Samsung brand				
Passenger cars	111,431	117,085	70,788	-4.8%
Total RENAULT SAMSUNG	**111,431**	**117,085**	**70,788**	**-4.8%**
Dacia brand				
Passenger cars	49,733	44,913	42,373	10.7%
Light commercial vehicles	18,894	12,876	12,057	46.7%
Total DACIA	**68,627**	**57,789**	**54,430**	**18.8%**
Passenger cars	2,057,338	2,064,321	2,074,575	-0.3%
Light commercial vehicles	331,620	340,656	338,148	-2.7%
GROUP WORLDWIDE SALES	**2,388,958**	**2,404,977**	**2,412,723**	**-0.7%**
Western Europe	*1,806,443*	*1,870,344*	*1,905,308*	*-3.4%*
Outside Western Europe	*582,515*	*534,633*	*507,415*	*9.0%*

[17] *The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 34,307 unregistered vehicles in 2003, compared with 39,910 in 2002. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or failing that from data derived from carmakers' internal product flows, hence sales.*

b- RENAULT BRAND

Total worldwide sales for the Renault brand fell by 1% from 2,230,103 passenger cars and light commercial vehicles in 2002 to 2,208,900 in 2003. Sales in Western Europe were down 3.4%, and the decline was not offset completely by the 11.9% sales growth recorded in the rest of the world.

► **In Western Europe**, Renault sales totaled 1,806,440 units, down 3.4% on 1,870,344 units in 2002. Meanwhile, the European market fell by 1.6% to 16 million units. The French market, where Renault has its strongest presence, recorded a particularly steep decline of 6.2% to 2.39 million units. Renault was the leading brand in the combined **passenger car and LCV markets** for the sixth year in a row, with market share of 11.1%, after 11.3% in 2002. And for the second year running, Renault consolidated its number-one ranking in the passenger car market by widening the gap with its two nearest competitors.

Market share in Western Europe

Passenger cars and light commercial vehicles

in %	**2003**	**2002**	**2001**
Renault	**11.1**	**11.3**	**11.2**
Volkswagen	9.6	10.0	10.5
Opel	9.0	9.0	9.6
Ford	8.9	9.0	9.0
Peugeot	8.5	8.9	8.6
Citroen	6.9	6.6	6.3
Fiat	6.1	6.8	7.5

> With registrations of **passenger cars** down 1.4% in Western Europe, Renault continued to lead the field, reporting market share of 10.6%, compared with 10.7% in 2002. This loss of one-tenth of a point was entirely due to an unfavorable market mix, because market shrinkage was greatest in the countries where Renault sells most, including France (-6.3%) and Portugal (-16.1%). Stripping out the impact of the mix, Renault put in a stable performance, even though the first half of 2003 included the phasing-out of the Scénic.

Market share in Western Europe

Passenger cars

in %	**2003**	**2002**	**2001**
Renault	**10.6**	**10.7**	**10.6**
Volkswagen	10.0	10.3	10.8
Opel	9.2	9.4	10.2
Ford	8.7	8.9	8.8
Peugeot	8.4	8.9	8.6
Citroen	6.4	6.2	5.8
Fiat	5.6	6.2	7.2

The credit for these satisfactory results goes to Mégane II – Mégane[18] is Europe's biggest-selling model – and to Espace IV, which enjoyed steadily improving availability throughout the year and retook the number-one slot in the large MPV segment.

Renault also benefited from the popularity of its extensive range of dCi engines and in 2003 was the leading European brand for diesel-powered passenger cars, with 13% market share. In Europe, over 50% of Renaults sold now are diesels (52.8% at end-December 2003, compared with 47.1% at the end of December 2002).

In passive safety, Renault emerged as the safest brand on the market. Five models achieved top safety ratings – Laguna II, Vel Satis, Mégane II Hatch, Espace IV and Scénic II – and Espace IV received the highest score ever recorded in the Euro NCAP crash tests.

[18] *The Mégane I and Mégane II families*

In France, Renault raised penetration by an additional two-tenths of a point in 2003 and further consolidated its position as the leading brand, with a market share of 27.2%, compared with 27% in 2002. Renault was buoyed in particular by strong showings from Mégane and Clio, the country's number-one and number-two favorite cars with market share of 9.9% and 8.1% respectively. However, in a French market that contracted by 6.3%, Renault sales fell by 5.8%.

Renault's performance in Western Europe

Passenger cars	Registrations in 2003 (total market)		Renault new vehicle registrations in 2003		Renault market share in %		
	Number of units	Change 2003/2002 in %	Number of units	Change 2003/2002 in %	2003	2002	2001
France	2,009,246	-6.3	546,014	-5.8	**27.2**	27.0	26.6
Germany	3,242,795	-0.3	203,914	1.0	**6.3**	6.3	6.0
Spain	1,383,013	3.8	175,760	4.6	**12.7**	12.6	12.6
Italy	2,236,611	-1.9	166,526	5.8	**7.4**	6.9	7.0
United Kingdom	2,579,050	0.6	189,427	-2.7	**7.3**	7.6	7.4
Belgium/Luxembourg	502,388	-1.7	[illegible]	3.5	**11.7**	11.1	12.6
Netherlands	489,017	-4.2	[illegible]	-11.4	**9.6**	10.4	9.4
Portugal	189,786	-16.1	27,656	-5.2	**14.6**	12.9	12.2
Switzerland	270,338	-8.4	[illegible]	-8.9	**6.4**	6.4	6.6
Austria	300,213	7.4	21,411	8.5	**7.1**	7.1	6.6
Other Western Europe	996,966	-0.6	50,616	-12.1	**5.1**	5.7	5.6
Total Western Europe (1)	**14,199,423**	**-1.4**	**1,504,454**	**-2.4**	**10.6**	**10.7**	**10.6**

(1) EU, Iceland, Norway and Switzerland

Outside France, Renault posted improving performances in many countries, including Italy, Spain, Belgium and Portugal. Sales were stable in Germany, but fell in the UK and the Netherlands.

In **Germany,** where the market was down by 0.3%, Renault was the leading importer, holding penetration steady at 6.3%, the same as in 2002. Strong growth in sales of Mégane (up four-tenths of a point) and Espace IV (up one-tenth of a point) made up for declining sales of Twingo (down two-tenths of a point), Clio (down one-tenth of a point) and Laguna II (down three-tenths of a point).

In the **Netherlands,** the impact of extensive and assertive price convergence in the EU caused Renault's market share to fall by eight-tenths of a point to 9.6%, from a record high of 10.4% in 2002. Laguna's market share contracted by eight-tenths of a point, Clio's by six-tenths of a point, and Twingo's by four-tenths of a point. The new models, however enjoyed a resounding success, with Mégane and Espace IV both expanding their share of the market by five-tenths of a point.

Overall Renault sales fell more than 11% in a market that shrank by 4.2%.

The **UK** market was virtually stable, inching up by 0.6%. Renault climbed to the number-three spot on stronger sales of the Mégane family. Mégane increased its market share by one-tenth of a point and now ranks in the top three for its segment in the UK. However, Clio's market share dipped by one-tenth of a point and Laguna's by two-tenths of a point, causing Renault's overall market penetration to fall from 7.6% in 2002 to 7.3%. Sales declined by 2.7%.

The **Spanish** market expanded by 3.8%. Renault's market share rose by one-tenth of a point and the brand held onto its number-one position with penetration of 12.7%. Laguna reported a two-tenths-of-a-point decline in market share, but this was offset by improved share for Mégane (up two-tenths of a point) and Clio (one-tenth of a point). Mégane was the top-selling car in the country.

In **Belgium/Luxembourg**, Renault regained first place with 11.7% market share, up from 11.1% in 2002. The brand benefited from the popularity of the top-selling Mégane, which increased its share by 1.1 points. Espace IV also reported a substantial improvement in market share (seven-tenths of a point). Renault sales rose by 3.5% despite the market's 1.7% downturn.

In **Italy**, good results by Clio (up three-tenths of a point) and Mégane (up four-tenths of a point) enabled Renault to move up two places in the rankings to enter the top three, with market share of 7.4%, compared with 6.9% in 2002. This translated into sales growth of 5.8% on a market that contracted by 1.9%.

On the **Portuguese market**, which shrank 16.1%, the biggest fall of all the Western European markets, Renault widened its lead, raising market share by 1.7 points from 12.9% in 2002 to 14.6%. Instrumental in this success was Mégane, the nation's top-selling car. Mégane benefited from tax incentives on the 1.5 dCi engine and raised its share of the market by 3.6 points.

A segment-by-segment breakdown reveals that the 1.4% fall in the passenger car market in 2003 was not evenly distributed. Some segments reported sharp declines, with the sub-B segment (small city cars) falling 18.5%, the lower midrange C segment down 5.6%, and the upper midrange D segment losing 9.2%. Others, by contrast, made strong gains: the B segment (small cars) rose by 10.2%, passenger-carrying vans were up 2.8%, and the E segment (large MPVs) climbed 15.9%.

ᐅ **Renault's sales performance in** Western Europe in 2003 should be analyzed **model by model** in the light of market trends in each segment:

- **Twingo's** market share slipped two-tenths of a point to 0.8%. In a city-car segment that shrank by more than 18%, Twingo's share was steady at 12.4%. Though its initial release dates back almost 11 years, Twingo continues to lead its segment, unrivaled in Europe for balance between compact size and interior space. In France, Twingo continues to rank among the top ten, with 2.6% of the market.

- **Clio** claimed 3.2% of the Western European market in 2003, down from 3.45% in 2002. It came in second in the B segment, which expanded by a sustained 10.2% and witnessed a wave of new model releases. Clio posted market share of 11.3%, narrowing the gap with the segment leader, the Peugeot 206. Fitted with a highly efficient diesel engine, Clio achieved one of the highest diesel mixes in its segment, at 40.8%. Clio also topped the sales charts for its segment in France.

- Following the new generation's successful release in March 2003, **the Kangoo car** ranked number-one in the passenger-carrying van segment in 2003, with a share of 21.9%.

Renault's performance in Western Europe by model – Passenger cars

Market share (%)	2003*	2002*	2001
Twingo	0.8	1.0	1.1
Clio	3.2	3.4	3.3
Kangoo	0.5	0.5	0.4
Mégane / Mégane II	4.2	3.5	3.8
Laguna	1.3	1.7	1.5
Vel Satis / Avantime	0.1	0.2	0.0
Espace / Espace IV	0.4	0.3	0.4
Other	0.1	0.1	0.1
Total Western Europe	**10.6**	**10.7**	**10.6**

* - preliminary figures

- **Mégane** was the biggest-selling model in the European market in 2003, increasing its market share by six-tenths of a point to 4.2%. This performance owed much to the success of the **Mégane II** three- and five-door models launched in October 2002, which reported a 64% increase in sales. Another key factor was **Scénic II**, which affirmed its leadership of Europe's compact MPV market with a share of 23.1% (included Scénic I), following its June 2003 launch. The diesel range was clearly a hit – a full 72% of Scenic IIs sold were diesel powered.
  Released progressively from September 2003 onwards, **Mégane's Coupe-Cabriolet, Sport Tourer** and **Sport Saloon** versions are further strengthening Renault's offer on this segment in Europe.

- **Laguna** was badly affected by the D segment's steep 9.2% decline. The car's market share in Western Europe fell by four-tenths of a point to 1.3% in 2003, compared with 1.7% a year earlier. Laguna achieved segment penetration of 7.1%, down from 8.7% in 2002. Of this 1.6-point decline, an unfavorable geographical mix accounted for 0.3 of a point. As in 2002, Laguna was third in its category for volume carmaker brands. In France, Spain and the Netherlands, Laguna confirmed its segment leadership in 2003.

- **Vel Satis** took 1.8% of the E segment in 2003, down from 2.5% in 2002. Vel Satis addresses a more upmarket sector than Safrane, so volumes are lower, but the version mix more advantageous, with 75% of sales in the high-spec *Privilège* and *Initiale* versions.

- Despite availability problems in early 2003, **Espace IV** advanced in Western Europe to claim 0.4% of the market. Espace IV led the large MPV segment with a share of 19.1%, confirming its upmarket status with a choice of two 6-cylinder engines and a wide selection of trim levels. Espace IV is enjoying growing success across Europe and has achieved greater international reach than previous versions. Sales outside France now account for more than 60% of the total.

▶ In 2003, Renault was again number one in the **light commercial vehicle** market, which fell by 3%, more steeply than the passenger car market.

Market share in Western Europe

Light commercial vehicles

%	2003	2002	2001
Renault	**15.1**	**15.9**	**15.3**
Citroen	11.0	10.3	10.6
Ford	10.8	9.5	10.4
Fiat	10.2	11.6	10.5
Peugeot	9.0	8.8	8.7
Mercedes	8.0	8.6	9.0
Opel	7.1	6.3	4.6

Renault's market share in Western Europe declined from 15.9% in 2002 to 15.1% owing to an unfavorable market mix, which shaved off two-tenths of a point, and a weaker performance by Renault, which cost six-tenths of a point. This was attributable to declining sales of the Clio Van in France and to the renewal of the Kangoo and Master ranges in 2003. Overall Renault sales fell by 7.5%.

- In the car-derived van segment, the Clio van kept its leadership position, with a segment share of 19.8%. However, its penetration was down 3.2 points because of severe market shrinkage in France and intensified competitive pressure.
- Following the launch of the new generation in March 2003, **Kangoo** Express held onto its long lead in the European small van segment. With a 23.6% share, down 3.3 points on 2002, Kangoo was the second-ranked LCV overall in Europe.
- Renault took fourth place in the European van segment, with market share of 11.2%, up seven-tenths of a point on 2002:
    - **Master,** including Mascott and the rear-wheel-drive Master, launched in January 2003, reported a decline in market share of four-tenths of a point, from 6.2% in 2002 to 5.8%. The New Master, which made its market debut in November with an entirely revamped front end, cab and engine range, was well received by the press and customers alike. It got off to a good start, notching up almost 10,000 orders in two months.
    - Trafic continued its rise and took third position in the compact van segment ahead of the Mercedes Vito, with a share of 13.6%, up from 10.8% in 2002.

Renault's performance in Western Europe by model – Light commercial vehicles

Market share (%)	2003*	2002*	2001
Car-derived vans:			
Twingo	0.1	0.1	0.1
Clio	2.6	3.2	3.1
Mégane / Mégane II	0.7	0.5	0.6
Small vans:			
Kangoo	6.2	6.7	7.2
Compact vans:			
Trafic / Trafic II	2.6	2.2	0.5
Master / Master II	2.5	2.8	3.2
Mascott / RWD Master	0.3	0.3	0.5
Other:			
Other: (Messenger, Espace, Express, Laguna)	0.1	0.1	0.1
Total Western Europe	**15.1**	**15.9**	**15.3**

* - *preliminary figures*

Renault's performances in Western Europe

Light commercial vehicles	Registrations in 2003 (total market)		Renault new vehicle registrations in 2003		Renault market share in %		
	Number of units	Change 2003/2002 in %	[redacted]	[redacted]	2003	2002	[redacted]
France	381,619	-5.8	[redacted]	[redacted]	33.6	35.5	[redacted]
Germany	187,402	-3.0	[redacted]	[redacted]	11.2	10.8	[redacted]
Spain	294,435	9.4	[redacted]	[redacted]	12.4	12.7	[redacted]
Italy	196,930	-27.2	[redacted]	[redacted]	9.1	10.2	[redacted]
United Kingdom	309,476	13.9	[redacted]	[redacted]	6.8	7.6	[redacted]
Belgium/Luxembourg	55,770	3.3	[redacted]	[redacted]	15.0	14.2	[redacted]
Netherlands	77,506	-4.5	[redacted]	[redacted]	12.1	10.2	[redacted]
Portugal	69,127	-13.0	[redacted]	[redacted]	17.1	16.7	[redacted]
Switzerland	20,518	-8.9	[redacted]	[redacted]	10.6	10.8	[redacted]
Austria	25,332	13.1	[redacted]	[redacted]	8.2	7.9	[redacted]
Other Western Europe	152,715	-2.0	[redacted]	[redacted]	5.9	5.8	[redacted]
Total Western Europe (1)	**1,770,830**	**-3.0**	[redacted]	[redacted]	**15.1**	**15.9**	[redacted]

(1) EU, Iceland, Norway, and Switzerland

▷ **Outside Western Europe**, Renault sales of passenger cars and light commercial vehicles totaled 402,460 units in 2003, a rise of 11.9% from 359,759 in 2002.

Growth was significant on a number of markets, most notably in Central and Eastern Europe, Russia, Turkey and northern Latin America.

Renault brand sales outside Western Europe

Passenger cars and light commercial vehicles	2003	2002	2001	Change 2003/2002
Poland	39,815	33,082	30,620	20.4%
Central Europe	**113,660**	**102,985**	**94,620**	**10.4%**
Eastern Europe and Russia	**26,211**	**20,861**	**14,323**	**25.6%**
Turkey	**56,878**	**21,857**	**44,276**	**160.2%**
Argentina	14,754	17,700	35,475	-16.6%
Brazil	58,054	60,611	70,389	-4.2%
Latin America	**127,222**	**130,377**	**147,990**	**-2.4%**
Asia-Pacific	**13,419**	**17,663**	**13,668**	**-24.0%**
Africa and Middle East	**65,070**	**66,016**	**67,326**	**-1.4%**
World excl. Western Europe	**402,460**	**359,759**	**382,203**	**11.9%**

- Market growth was especially sustained in **Central Europe** (11.5%). The main driver was the Polish market, which expanded by a robust 16.8% and accounted for over a third of the overall increase. After posting substantial growth in the past two years and practically doubling penetration in half a decade, Renault consolidated its position in 2003, with combined market share in passenger cars and light commercial vehicles of 10.6%, after 10.7% in 2002. Renault held onto its ranking as second-placed brand and further closed the gap with the leader. Strong growth in sales of Mégane II (up five-tenths of a point) and Espace IV (up one-tenth of a point) partly offset declining sales of Laguna (down four-tenths of a point), Clio and Twingo, which were both down two-tenths of a point.

  Thanks to the growing success of Kangoo and Trafic, Renault is now the leading brand in Central Europe's LCV market, with a share of 12.1%, up from 11.3% in 2002.

  Overall Renault sales rose by 10.4%. With European Union enlargement just around the corner, the Renault brand has built up a sound commercial position that will be further rounded out and strengthened, bolstered by the momentum of the Dacia range, which will be renewed at end-2004.

  In **Poland**, Renault ranked third and grew its market share by three-tenths of a point to 10.4%, from 10.1% in 2002. Thalia (Clio saloon) consolidated its position, improving its performance by one-tenth of a point, while Mégane II was up five-tenths of a point and Kangoo three-tenths of a point. Their strong showing contrasted with Laguna, which reported a decline of six-tenths of a point.

- In **Turkey**, after two years of crisis, the automobile market embarked on a strong recovery, surging by 127%, aided by government support. Renault took full advantage of the upturn, outpacing the market with sales growth of 160% and selling a total of 56,878 units. Renault joined Ford at the top of the market (some 200 units separate the two brands), posting market share of 15.7%, compared with 13.7% in 2002.
  Renault led the passenger car market with share of 19.7%, up from 17.6% in 2002. The two chief factors in the increase were the Mégane range, which upped its share by 2.6 points to 9% of the Turkish market, and Kangoo, which improved its performance by 1.2 points.

- In **Russia,** where it has been operating for five years, Renault saw sales pass the 10,000 vehicle mark, growing by more than 36% to 11,357 units. Clio (in hatchback and saloon versions) accounted for half of all sales.

In February 2003, Renault announced its decision to step up development on the Russian market, investing €230 million towards the local production and sale from mid-2005 of its forthcoming X90 vehicle. The new manufacturing facility will have a capacity of 60,000 vehicles per year. This underscores Renault's interest in the Russian automobile market, which totaled 1.2 million registrations in 2003.

- In northern Latin America, Renault sales rose strongly in two countries:

- Two years after returning to **Mexico**, Renault is now reporting market share of 1.9%, up three-tenths of a point from 2002, with 18,318 units sold in 2003, an increase of 16.7% that is largely attributable to cooperation with Nissan through the Alliance.
- In **Colombia**, Renault sales rose by 14.4% to 16,947 units in 2003. Renault's market share increased by 1.8 points to 18.1%.

In Argentina and Brazil, Renault, like the rest of the automobile industry, continued to face difficult market conditions, with overcapacity and heavy price pressure:

- In **Argentina**, amid the economic crisis the automobile market began showing signs of revival from the end of first-half 2003 and eventually grew by more than 41% to 133,000 units, still well short of the highs of 1999 (381,000 units) and 2000 (330,000 units). Under these circumstances, Renault has put activities on hold to keep down the costs of maintaining its presence in Argentina. Its market share fell sharply to 11.1% compared with 18.8% in 2002. Sales totaled 14,754 units, a decline of 16.6%.

- In **Brazil**, the only segment to register growth was the "popular car" segment, on which Renault is not yet present. However, the brand still held onto fifth place in the rankings, with market share steady at 4.3%. Declining share for Mégane (down three-tenths of a point) was offset by an improved showing by Clio, Thalia and Master. For the third year running, Clio was named best-in-class by car magazine Quatro Rodas, while Scénic picked up first prize for MPVs, also for the third year in a row.

- In addition, Renault adjusted its activity and organization, notably by sharing production capacity at the Curitiba LCV plant with Nissan. In addition to Master, Nissan's Frontier pickup and Xterra have been assembled at Curitiba since April 2002 and April 2003 respectively.

C – DACIA BRAND

In 2003, Dacia sales increased by 18.8% to 68,627 **passenger cars and light commercial vehicles**. Growth was driven principally by a two-fold increase in exports to 10,753 units, i.e. over 15% of sales.

The Romanian car market expanded by 19.1% and opened up further to imports. Dacia held onto the number-one spot on its home market, but its share fell 3.8 points to 44.5%, pulled down by a 6.9-point decline in its share of the **passenger car** market to 39%. **Solenza** was launched successfully in April 2003 and has sold more than 28,800 units. Fitted with a Renault engine and gearbox, the Solenza saloon accounted for 40.2% of Dacia's sales in Romania in 2003.
In **light commercial vehicles**, the success of the new diesel engines available on pickups from end-2002 pushed Dacia's market share up 8.9 points to 67.5% in 2003.

Dacia is preparing to launch a more modern car, the **X90**, in the fourth quarter of 2004. With an entry-level price of €5,000, the new vehicle is to be released first in Romania, then elsewhere in Central Europe. It is planned to produce the X90 from 2005 onwards at the Avtoframos plant in Moscow, as well as in Morocco, Colombia and, from 2006, in Iran.

D - RENAULT SAMSUNG BRAND

Hurt by the economic slump, the **Korean** passenger car market fell sharply in 2003 (-17.6%). The decline gathered pace over the year, with a 27.1% contraction in the second half.

- The **SM5**'s share of the mid and large segments of the Korean market was stable in 2003 at 29.2%. The vehicle remains the standard-setter on its segment and was the second-biggest-selling model in Korea.
- The **SM3**, launched in September 2002, took 17.8% of the Korean sub-mid segment (compared with 10% in 2002). Against this backdrop, even though Renault Samsung raised its share of the Korean market to 10.8% from 9.4% in 2002 and grew exports to 1,124 vehicles, compared with 292 in 2002, overall sales fell 4.8% to 111,431 units.

3.1.1.1.2. SALES FINANCING DIVISION

In 2003, RCI Banque financed 36.4% of Renault and Nissan registrations in Western Europe, compared with 32.7% in 2002. The proportion of registrations financed increased for both the Renault brand (37.8%, compared with 34.1% in 2002) and the Nissan brand (30.7%, compared with 25.6% in 2002).
RCI Banque processed €10.3 billion in new financing contracts excluding "card" business in 2003, compared with €9.1 billion in 2002 on a consistent basis – an increase of 12.5%, with 1,071,999 new contracts excluding "card" business, up 10.6% from 969,516 in 2002.

RCI Banque's average loans outstanding grew 8.8% to €19.9 billion in 2003, compared with €18.3 billion in 2002 on a consistent basis.

3.1.2. FINANCIAL RESULTS IN 2003

3.1.2.1. COMMENTS ON ACCOUNTING POLICIES

Preparing for the transition to IAS / IFRS in 2005

Since 1998, Renault has progressively integrated IAS standards into its accounting practice, wherever they were compatible with French accounting standards.

In 2002 Renault implemented IAS 38 (formerly IAS 9) by capitalizing its development costs. Prior to January 1, 2002 costs for developing new products were expensed in the year incurred; since that date, they have been recorded as intangible assets.

Renault is currently completing preparations for transition to International Financial Reporting Standards (IFRS) in 2005.

Regarding differences identified in previous years' reports, note that treasury stock will be reclassified as a deduction from shareholders' equity (instead of short-term investments). Note also the potential impact of IAS 32 and ISA 39, Financial Instruments.

The first-time adoption of IFRS1 may affect the opening balance sheet. An action plan is being drawn up to determine its impact. It will be implemented during 2004.

Studies are in process on the following issues connected to the introduction of IAS/ IFRS in 2005:

- application of the standards published in December 2003 under the "Improvements" Project,
- implementation of new standards pending publication, viz. "Share-based Payment", "Business Combinations", "Disposal of Non-current Assets", and "Presentation of Discontinued Operations".

3.1.2.2. RECOGNITION OF NISSAN'S RESULTS BY RENAULT IN 2004

In 2004, Nissan's restated results will be recognized in Renault's financial statements on the following basis:

- As in previous years, the results for the second half of Nissan's 2003 fiscal year (October 2003 – March 2004) will be included in Renault's financial statements for first-half 2004; and the results for the first half of Nissan's fiscal 2004 (April 2004 – September 2004) will be included in Renault's financial statements for second-half 2004.

- Furthermore, to compensate for existing time-period inconsistencies, Nissan's results for the third quarter of its fiscal 2004 (October 2004 – December 2004) will also be carried in Renault's second-half 2004 financial statements. In sum, Renault will include Nissan results for a 15-month period, i.e. October 2003 – December 2004, in its 2004 accounts.

Thereafter, recognition periods will be aligned systematically on the calendar year.

3.1.2.3. COMMENTS ON FINANCIAL RESULTS

CONSOLIDATED INCOME STATEMENTS

• Revenues

In 2003 Group **revenues** increased 3.8% on a consistent basis[1] to €37,525 million.

The **Automobile Division** generated revenues of €35,535 million, up 3.7% on a consistent basis, on the back of a strong second-half increase. Several positive factors were at work:

- an improvement in the mix and prices of new vehicles in Europe, owing largely to the success of new models and a steady rise in diesel sales. This positive impact counterbalanced the drop in sales in France, caused by a sharp contraction in the automobile market;
- an increase in network activity in Europe, which encompasses spare parts and used-vehicle sales;
- a rise in international billings, especially in Turkey and at Dacia;
- stronger sales of components and assemblies to other firms, notably Nissan.

However, the "revenues" line includes a negative currency impact due to the strength of the euro, especially against sterling, the Polish zloty, the Brazilian real and the Korean won. This negative impact is equivalent to 2.1% of Automobile Division revenues.

Divisional contributions to group revenues

€ million	2003	2002		2001	Change 2003/2002 %	
	published	published	restated [2]	published	published	restated
Automobile	35,535	34,456	34,274	33,841	+ 3.1	+ 3.7
Sales Financing	1,990	1,880	1,893	1,828	+ 5.9	+ 5.1
Other [1]	-	-	-	682	-	-
Total	**37,525**	**36,336**	**36,167**	**36,351**	**+ 3.3**	**+ 3.8**

1- Further to the deconsolidation of the Commercial Vehicles Division in 2001, information concerning Irisbus is recorded under "Other". Since being sold to Ivéco on January 2, 2002, Irisbus has been deconsolidated.

2- To permit comparisons, 2002 data have been restated to conform to the 2003 presentation.

- *For the **Automobile Division**, the main changes are as follows:*
  - *consolidation changes: the deconsolidation of Renault Agriculture on April 30, 2003 following the sale of a 51% stake to Claas (negative impact: €412 million) and the full consolidation on January 1, 2003 of the Russian subsidiary Avtoframos (positive impact: €32 million)*
  - *change of consolidation method: Sofasa was fully consolidated on January 1, 2003 (positive impact: €199 million); previously it was accounted for under the equity method.*
- *The Sales Financing Division recorded one consolidation change, i.e. the proportional consolidation of 49% of Overlease Italy on January 1, 2003 (positive impact: €13 million).*

The **Sales Financing Division** had revenues of €1,990 million, a rise of 5.1% on a consistent basis. This performance reflects:
- an 8.8% rise in average loans outstanding (on a consistent basis relative to end 2002), partially offset by a one-point decline in the investment rate, amid a fall in market interest rates;
- a 9.2% increase in sales of financing-related services (general insurance, corporate fleet services, etc.).

Revenues by geographic area

	2003		2002		2002 (1)		2001	
	€ million	%	€ million	%	€ million	%	€ million	%
France	13,311	35.5	13,917	38.3	13,623	37.7	14,237	39.2
Other EU countries	17,241	45.9	16,163	44.5	16,084	44.5	16,213	44.6
Total EU	**30,552**	**81.4**	**30,080**	**82.8**	**29,707**	**82.2**	**30,450**	**83.8**
Rest of Europe	2,386	6.4	2,103	5.8	2,128	5.9	1,935	5.3
Total Europe	**32,938**	**87.8**	**32,183**	**88.6**	**31,835**	**88.1**	**32,385**	**89.1**
Africa	588	1.6	510	1.4	509	1.4	531	1.5
America	1,535	4.1	1,425	3.9	1,606	4.4	1,822	5.0
Asia-Pacific	2,464	6.5	2,218	6.1	2,217	6.1	1,613	4.4
TOTAL	**37,525**	**100.0**	**36,336**	**100.0**	**36,167**	**100.0**	**36,351**	**100.0**

(1) 2002 data restated on a consistent basis with 2003

- ## Operating margin

Operating margin reached €1,402 million, 3.7% of revenues, in 2003 compared with €1,483 million and 4.1% in 2002. Before IAS 38, the figures were €937 million and 2.5%, an identical percentage to 2002.

Divisional contributions to group operating margin

€ million	H1 2003		H2 2003		[redacted]		2002		2001
	published	**Pre-IAS 38**	**published**	**Pre-IAS 38**	[redacted]	[redacted]	**published**	**Pre-IAS 38**	**published**
Automobile	399	145	636	425	[redacted]	[redacted]	1,189	602	216
% of revenues	*2.3%*	*0.8%*	*3.6%*	*2.4%*	[redacted]	[redacted]	*3.5%*	*1.7%*	*0.6%*
Sales Financing	189	189	178	178	[redacted]	[redacted]	294	294	252
% of revenues	*19.2%*	*19.2%*	*17.7%*	*17.7%*	[redacted]	[redacted]	*15.6%*	*15.6%*	*13.8%*
Other					[redacted]	[redacted]			5
Total	**588**	**334**	**814**	**603**	[redacted]	[redacted]	**1,483**	**896**	**473**
% of revenues	*3.2%*	***1.8%***	*4.3%*	*3.2%*	[redacted]	[redacted]	***4.1%***	***2.5%***	***1.3%***

The **sales financing** business contributed €367 million to operating margin, or 18.4% of group revenues, compared with €294 million in 2002 (15.6% of revenues). The €73 million increase in the overall bank operating income of RCI Banque is chiefly attributable to a higher margin on average loan outstandings.

The **Automobile Division** had operating margin of €1,035 million, or 2.9% of revenues, compared with €1,189 million and 3.5% in 2002.

This result includes a €122 million reduction in the positive impact attributable to IAS 38.

On a consistent basis, the Automobile Division's operating margin remained virtually level at €570 million (compared with €602 million in 2002), equivalent to 1.6% of revenues.

Four main factors are at work:

- A decline in the commercial contribution from Europe, chiefly due to 2003's difficult trading conditions, including the contraction in the French market and the rise of the euro. As regards Renault-specific factors, the success of new models – Mégane II hatch and Scénic II, and also Espace IV – helped improve the product / price mix for new vehicles and comfortably offset the negative effects of the end of Scénic I's lifecycle and declining sales of Laguna II.
- Further cuts in purchasing and production costs. Last year, Renault completed its second cost-cutting program, generating total savings of €2.9 billion in 2003 relative to 2000.

- A stable contribution from international operations, with sales in Turkey recovering and losses from Mercosur flattening out. This result was achieved despite a smaller contribution from Renault Samsung, caused by dwindling markets and a declining won.

- No overall increase in general costs (administrative and IT costs, head office operating costs) and R&D expenses (excluding IAS 38).

Research and development expenses for 2003 amounted to €1,243 million (versus €1,143 million in 2002), equivalent to 3.5% of Automobile Division revenues, compared with 3.3% in 2002. Without the impact of IAS 38, expenses were down slightly, at 4.9% of revenues in 2003 (compared with 5.1% in 2002).

Research and development expenses (Automobile Division)

	2003		2002		2001
	published	inc. capitalized	published	inc. capitalized	published
Automobile	1,243	1,737	1,143	1,765	1,908
% of revenues	*3.5%*	*4.9%*	*3.3%*	*5.1%*	*5.6%*

Other operating income and expenses showed a charge of €168 million, compared with a €266 million charge in 2002. This result includes:

- capital gains on the sale of a building and land at Boulogne (€79 million) and the disposal of rental property holdings (€85 million);

- costs and provisions for restructuring and manpower programs amounting to €160 million (compared with €156 million in 2002). These consisted mainly of:
  - expenses for early retirement schemes in France (€65 million), in particular the discounting of prior provisions (€27 million),
  - costs and provisions booked by other group subsidiaries (€95 million);

- extraordinary operating expenses (net of income) amounting to €116 million, consisting mainly of:
  - a €62 million adjustment for additional paid vacations,
  - costs and provisions recorded for the discontinuation of Avantime (€50 million).

• Operating income

After accounting for other operating income and expenses, group **net operating income** for the year was €1,234 million, slightly higher that 2002's figure of €1,217 million.

Divisional contribution to group net operating income

€ million	2003		2002		2001
	published	Pre-IAS 38	published	Pre-IAS 38	published
Automobile	[illegible]	[illegible]	930	343	106
Sales Financing	[illegible]	[illegible]	287	287	261
Other	[illegible]	[illegible]			337
Total	**1,234**	**769**	**1,217**	**630**	**704**

• Financing income/expense

The **net balance on the financing account** in 2003 was an expense of €71 million, following a €91 million expense in 2002. In 2003, owing to the rise in Renault's share price, this item includes income of €27 million from the reversal of provisions for treasury stock held for stock option plans.

The financing account reflects the positive effects of steady debt reduction. Moreover, interest rates on Renault's debt are still low because a large proportion of its borrowings is yen-denominated.

• Share in net income of companies accounted for by the equity method

Renault's share in the **net income of companies accounted for by the equity method** in 2003 was a positive €1,860 million compared with a positive €1,331 million in 2002. This was attributable to two main factors.

- Renault is benefiting from the strong rise in Nissan's earnings. **Nissan Motor**'s equity-accounted contribution to Renault's results in 2003 was a positive €1,705 million after goodwill amortization. This compares with a positive €1,335 million in 2002.
- The equity-accounted contribution of **AB Volvo**[19] to Renault's results was a positive €175 million (after amortization of negative goodwill), compared with a positive €71 million in 2002. To be noted, is that the Scania shares held by Volvo are restated at their market value, in line with the accounting practice used within Renault Group.

Share in net income of companies accounted for by the equity method

€ million	2003		2002		2001
	published	Pre-IAS 38	published	Pre-IAS 38	published
Nissan Motor	1,705	1,521	1,335	1,145	497
Impact of earnings	*1,748*	*1,564*	*1,379*	*1,189*	*539*
Amortization of goodwill	*(43)*	*(43)*	*(44)*	*(44)*	*(42)*
Volvo	175	161	71	43	(26)
Impact of earnings	*150*	*136*	*46*	*18*	*(50)*
Amortization of negative goodwill	*25*	*25*	*25*	*25*	*24*
Other companies	(20)	(20)	(75)	(75)	(91)
O/w Maïs and Teksid	*(29)*	*(29)*	*(64)*	*(64)*	*(97)*
Total	1,860	1,662	1,331	1,113	380

• Renault net income

In 2003 **current and deferred taxes**, computed for the last year under the worldwide consolidated tax reporting regime, amounted to a net charge of €510 million (compared with a net charge of €447 million in 2002), comprising a current tax charge of €457 million and a deferred tax charge of €53 million.

The effective tax rate (prior to the impact of equity-accounted companies) was 43.8% (39.7% in 2002). The rise in tax rate is due to the discontinuation by Renault of the worldwide reporting regime on January 1, 2004. This resulted in adjustments to the provision for the impairment of deferred tax assets in some of the group's foreign subsidiaries. In application of the accounting rules, Renault will only be able to recognize these deferred tax assets gradually, depending on how the earnings of these subsidiaries evolve. Without these adjustments, the effective tax rate would have been around 37% in 2003.

---

[5] - In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. There have been no significant developments since this date and the arbitration procedures are taking their course. Renault believes that the outcome will not have a material impact on its financial position..

After recognizing this tax charge and the €33 million of net income allocated to minority interests, Renault's **net income** for the year was €2,480 million compared with €1,956 million in 2002. Earnings per share was €9.32[20] compared with €7.53 in 2002.

CASH FLOW AND DEBT

- **AUTOMOBILE DIVISION**

The **net financial indebtedness** of the Automobile Division contracted by €747 million in 2003. At December 31, 2003 it stood at €1,748 million, including €324 million in redeemable shares, compared with €2,495 million at December 31, 2002.

The debt level benefited from **positive exchange rate effects** of €294 million, essentially from the conversion of Renault's yen denominated debt, accounting for an impact of €342 million.

Excluding these positive exchange rate effects, the decrease amounts to €453 million and is attributable in particular to robust operating conditions for the automobile arm:

- **cash flow** amounted to €3,150 million, stable in comparison to 2002. Cash flow includes the dividends of €267 million from Nissan Motor and €77 million from A.B. Volvo;
- a further rise of €239 million in the **working capital surplus** (after 2002's €322 million increase)

[20] - *The number of shares used to calculate earnings per share takes into account the neutralization of 44.4% of the Renault shares held by Nissan.*

Cash flow of Automobile Division

€ million	[redacted]	[redacted]	2002		2001
	[redacted]	[redacted]	published	Pre-IAS 38	published
Cash flow	[redacted]	[redacted]	3,179	2,577	1,395
Change in working capital	[redacted]	[redacted]	322	287	1,751
Cash flows from operating activities	[redacted]	[redacted]	**3,501**	**2,864**	**3,146**
Capital expenditure net of disposals:	[redacted]	[redacted]	(4,731)	(4,094)	(1,942)
property, plant and equipment	[redacted]	[redacted]	*(2,284)*	*(2,284)*	*(2,497)*
intangibles	[redacted]	[redacted]	*(684)*	*(47)*	*(49*
equity investments	[redacted]	[redacted]	*(1,763)*	*(1,763)*	*604*
Net change in other financial assets	[redacted]	[redacted]	144	144	(44)
Cash flows from investing activities	[redacted]	[redacted]	**(4,587)**	**(3,950)**	**(1,986)**
Shareholder financing	[redacted]	[redacted]	2,158	2,158	0
Other shareholder financing	[redacted]	[redacted]	(226)	(226)	(254)
Cash flows from financing activities	[redacted]	[redacted]	**1,932**	**1,932**	**(254)**
Change in cash and cash equivalents	[redacted]	[redacted]	**846**	**846**	**906**
Impact of changes in translation adjustment and scope of consolidation	[redacted]	[redacted]	**586**	**586**	**(40)**
Changes in net financial indebtedness	[redacted]	[redacted]	**1,432**	**1,432**	**866**

Operating activities more than financed **purchases of property, plant and equipment, and intangibles** (net of disposals), which amounted to €2,533 million (€1,965 million pre-IAS 38), compared with €2,967 million in 2002. With a more selective investment policy in force at the Automobile Division and favorable conditions in the investment cycle, as well as exceptional disposals of property assets (€202 million, or 0.6% of revenues), this item was reduced to 5.5% of revenues (pre-IAS 38), compared with 6.8% in 2002.

Capital expenditures (property, plant and equipment, intangibles) by division

€ million	2003		2002		2001
	published	Pre-IAS 38	published	Pre-IAS 38	published
Automobile					
Acquisitions	*3,012*	[illegible]	*3,264*	*2,627*	*2,915*
Acquisitions (net of vehicle disposals)	2,788	2,220	3,026	2,389	2,779
Disposals	255	255	59	59	240
Capital expenditures net of disposals	**2,533**	**1,965**	**2,967**	**2,330**	**2,539**
Sales Financing					
Acquisitions	*450*	[illegible]	*369*	*369*	*290*
Acquisitions (net of vehicle disposals)	446	446	364	364	286
Disposals	279	279	217	217	184
Capital expenditures net of disposals	**167**	**167**	**147**	**147**	**102**
Group					
Acquisitions (net of vehicle disposals)	3,234	[illegible]	3,390	2,753	3,065
Disposals	534	534	276	276	424
Capital expenditures net of disposals	**2,700**	**2,132**	**3,114**	**2,477**	**2,641**

Automobile Net capital expenditures / revenues	7.1%	[illegible]	**8.6%**	**6.8%**	**7.4%**

In 2003 **capital expenditure** was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

- In Europe, range-renewal investments amounted to 65% of total outlays. These funds were allocated for the Scénic II program, the future small car range, the coupé-cabriolet and estate versions of Mégane II, and production capacity investments for engines and gearboxes.
- International investments accounted for 16% of the total and were earmarked primarily for Dacia's new vehicle (L90) and the modernization of the Dacia plant in Romania.

Non-product-related investment was carried over from 2002 and was allocated mainly to environmental and quality-related projects.

In addition to these outlays, the Automobile Division earmarked funds for its R&D projects. In all, the total amount of **future-related expenditures**[21] committed by the group for its automobile business amounted to €3,776 million, or 10.6% of revenues (compared with 12% in 2002).

As regards **other equity investments,** the main transactions consisted of stakebuilding in Sofasa and Dacia (for €67 million), and disposals related to Renault Agriculture and Renault Automation for a total of €92 million.

The total **dividend payout** was €337 million, including €316 million paid by Renault.

7 - Future-related expenditures correspond to the sum of net capital expenditures and R&D costs.

- SALES FINANCING DIVISION

The Sales Financing Division's cash flows from operating activities amounted to €343 million in 2003. This consisted mainly of **net cash flow** (€579 million compared with €520 million in 2002) and a €108 million decrease in **interest-bearing debt from sales financing** (net of the increase in sales-financing receivables).

Capital investments net of disposals (chiefly the acquisition of vehicles sold under contract hire agreements) totaled €253 million (compared with €147 million in 2002)

2.3.3 - CHANGE IN GROUP SHAREHOLDERS' EQUITY

In 2003, group **shareholders' equity** increased by €1,763 million totaling €13,591 million at December 31, 2003 (compared with €11,828 million at December 31, 2002).

The main reasons for this increase were:

- recognition of net income in 2003 (€2,480 million),
- a dividend payout of €294 million, or €1.15 per share, for 2002,
- the negative €423 million change in translation adjustments, reflecting mainly the indirect impact of changes in Nissan's shareholders' equity, net of hedging in yen (€335 million), and the impact of won devaluation (€55 million).

The net financial indebtedness of the Automobile Division at December 31, 2003 was equivalent to 12.9% of group shareholders' equity (compared with 21.1% at December 31, 2002).

3.1.3 OUTLOOK

Renault expects the automobile market in 2004 to edge upwards in Europe and increase slightly in the main countries in which the group operates outside Europe.

Amid sluggish markets, Renault will benefit from a Mégane family at full strength as well as from heightened competitiveness, primarily as a result of cooperative ventures within the Alliance. In addition, Renault will pursue its international development and will be looking to grow volumes outside Western Europe.

Overall, assuming no significant changes in major exchange rates compared to the current situation, the group has set itself the objective of achieving operating margin of around 4.5% of revenues in 2004. Renault also anticipates a further increase in net earnings.

3.2 EMPLOYEE RELATIONS PERFORMANCE

3.2.1 WORKFORCE 💻[22]

Renault group workforce

At December 31, 2003 Renault's total workforce stood at 130,740 employees, 1,611 lower than at December 31, 2002.

Workforce by division at December 31	2001	2002	2003 (1)	% change 2003/2002
Automobile	133,111(2)	128,934 (2)	127,531(2)	-1%
Finance/Sales Financing	3,496	3,417	3,209	-6%
Commercial vehicles	-	-	-	-
of which Irisbus	*3,810*	-	-	-
Total	**140,417**	**132,351**	**130,740**	**-1%**

*(1) **Changes in scope of consolidation** had an impact of minus 846 employees in 2003. These mostly affected companies consolidated for the first time in 2003:*
- Automobile Division: ACI Romania, Renault Algeria, Avtoframos
- Sales Financing Division: Overlease Italy

deconsolidated companies:
- Automobile Division: Renault Agriculture, ACI Nao, ACI do Brasil

(2) The workforce includes 5,612 people on the early retirement plan (CASA) in 2003, 4,487 in 2002 and 3,309 in 2001.

Renault s.a.s. workforce

Renault s.a.s. employs 37% of the total Renault workforce.

Breakdown of Renault s.a.s. workforce by occupational category

	2001	2002	2003	Change 2003/2002
Apprentices	533	584	601	+ 2.9 %
Operators	19,620	19,741	19,930	+ 1 %
Administrative and supervisory staff and technicians	18,558	18,754	18,984	+ 1 %
Managerial staff	8,804	9,007	9,490	+ 5 %
TOTAL	**47,515**	**48,086**	**49,005**	**+ 2 %**
Workforce with "CASA" status	*2,556*	*3,709*	*4,893*	
Total excluding "CASA"	**44,959**	**44,377**	**44,112**	

(3) Office staff, technicians and supervisors

Women make up almost **13%** of the total workforce and nearly 20% of managers and engineers. This proportion is constantly increasing.

[22] The 💻 symbol means that more information is available from Renault's sustainable development website, at the following address: http://www.sustainability.renault.com, "The men and women of Renault".

For the past few years, the **annual resignation rate** has been well below 1%.

The rate of **dismissals and breaches of contract** is also below 1%.

3.2.2. HUMAN RESOURCES POLICY

The group's international expansion, the Alliance with Nissan, and developments in the technical and economic environment are key challenges for Renault. They are spurring fast and substantial changes in behavior and organization.The men and women of Renault are as vital as ever to the company's success, and Human Resources policy makes a decisive contribution to the group's performance and sustainable development (for more information, visit Renault's sustainable development website at http://www.sustainability.renault.com).

The Human Resources policy can be broken down into three key areas of action:

1. Forward thinking, with an HR policy that looks to the future. The aim is to plan ahead, in collaboration with employees, to ensure that the company has the resources it needs to create value in the medium and long term. Methods include a proactive employment policy, active management of skills at group level and an ambitious training policy.

2. Attracting and motivating employees, with an HR policy that continuously offers the company the full range of skills it needs to deploy its strategy. The policy seeks to cultivate a dispassionate environment in which everyone can express their views, supported by active career management, management development, a responsible occupational health and safety policy and a dynamic resources policy.

3. Promoting involvement, with an HR policy that is a focal point for interaction and dialogue. The aim is twofold:

- Empower employees to contribute to Renault's development through a policy of continuous information, and organized and ongoing industrial dialogue.
- Strengthen ties with civil society.

3.2.2.1. Forward thinking

Employment policy

Renault's employment policy is designed to keep pace with the fundamental changes within the group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment.

- The Renault group hired more than 5,000 new staff around the world in 2003, including 1,965 at Renault s.a.s. . In 2003 special emphasis was placed on manufacturing functions, which accounted for almost 50% of new staff hired.

These recruitments form part of a global drive to renew the skills pool. The group has hired over 21,000 new staff since 2000 to manage its growth and raise the proportion of young people in the workforce, in France and Spain especially.

Renault will pursue its recruitment drive in 2004, with a target of more than 6,500 new staff for the group, in manufacturing functions especially.

To support the recruitment program, Renault's corporate website (www.renault.com) includes a regularly updated selection of job offers. Candidates can submit on-line job applications and find out about the group's business lines. In 2003, 305 offers were posted, attracting more than 12,500 direct applications in France. Almost 11% of new staff are hired via Internet job applications. Since October 2003, Web-users can also access the Human Resources pages of ten countries (Germany, Argentina, Belgium, Brazil, Spain, France, Italy, Portugal, United Kingdom and Russia) to view local job offers. Renault also seeks candidates through student internships, post-doctoral positions, corporate volunteer schemes, a proactive apprenticeship policy, etc.

- To even out the age structure in the group's companies, an early retirement plan (CASA) was introduced in the Automobile Division in France on March 1, 2000 and will remain in force until February 28, 2005.

Renault s.a.s. expects 10,500 people to benefit from the plan. A total of 1,862 employees joined the plan in 2003 (1,798 in 2000, 1,104 in 2001, 1,373 in 2002), raising the total number of Renault s.a.s. employees in the CASA plan to 6,137 over the period. For the group, the number of departures totaled 7,325 at end 2003, of which 2,243 in 2003.

In 2004, 2,375 staff are expected to retire from the group, including 2,011 from Renault s.a.s.

To offset these retirements, the group intends to hire 7,500 new staff in France over the period 2000-2005, including 6,000 at Renault s.a.s. With almost 11,000 new staff hired for the group in France (companies concerned by the early retirement scheme) at end-2003, and 8,980 for Renault s.a.s., Renault is already ahead of its commitments.

Renault Spain's collective labor agreement included an employment plan for 2000-2003. Under this plan, 3,300 employees retired and 1,200 new staff were hired to raise the proportion of young people and bring in the skills needed to keep pace with technological advances in the automobile industry.

The group's international expansion

To support its international development and the Alliance with Nissan, the group has implemented a human resources policy designed to motivate employees and foster openness to other cultures.

In 2000 Renault set a recruitment target of 20% of managerial staff with an international profile, acquired through their training, work experience or nationality, to build a large pool of staff offering broad multicultural experience. In 2003 the proportion of international profiles in recruitments was 23%.

To achieve this goal, Renault is steadily building an international recruitment network, by participating in forums at business and engineering schools (28 in 2003) and through partnerships with international schools and universities. It also awards study grants to foreign students, organizes internships for foreign trainees and runs corporate volunteer schemes. A highlight of 2003 was the creation of a training programme for young Koreans destined to join Renault Samsung Motors, devised in partnership with a French business school, ESSEC. The first candidates will follow the programme over the 2003-2004 academic year.

In March 2001 Renault also set up a **corporate foundation** to promote the French language and French and European culture abroad, especially in Japan. The foundation offers two study programs. The first, launched in 2001, is the "Renault Program", a master's degree offered by the universities of Bordeaux and Strasbourg for 22 Japanese students. The second, the Renault Foundation Master in Business Administration, set up in 2002 in association with the Dauphine and Sorbonne universities in Paris, is open to 25 Japanese young people with a degree in higher education or with professional experience, who follow a 12-month course in France and Europe. The program will be extended to two new countries in 2004: Brazil and Korea.

In 2003, the Renault Foundation trained some 120 Japanese students.

Language learning is also encouraged. For the Renault group, the working language is French and the Renault-Nissan Alliance works in English.

Fluency in both French and English is a condition for the recruitment of new managers: outside France, a minimum level of 750 points in the TFI French international test and 650 points in the Test of English for International Communication (TOEIC) is required (apart from 10% of managers for whom a TOEIC score of 750 is required). In France the minimum admissible TOEIC score is 750 points.

Moreover, all group managers or employees who use one of these languages in their work (when it is not their mother tongue) must follow language training to aim for a target level of 750 points in the TOEIC (international English test) and TFI (international French test).

The English and French fluency of managerial staff is being assessed on a progressive basis: 14,137 people (10,703 in Renault s.a.s.) have taken the TOEIC test and 1,637 the TEFI test. Standard English language training programs were introduced in 1999, for Renault s.a.s. in particular. A module of French as a foreign language is also available for international profiles. After adaptation to local needs, these programs are being rolled out on an international scale.

In 1999, seminars in Japanese culture and working practices were introduced to support the Renault-Nissan Alliance. In 2003, 408 people attended seminars offering an introduction to Japanese culture and 434 people directly involved in the Alliance attended more extensive training sessions in Japanese culture and working practices.

These training courses now form part of the Alliance Business Way Program, a new scheme encompassing all inter-cultural training courses for the two companies and common "Team Working Seminars" for key players in the Alliance structures. These seminars, involving three Renault-Nissan teams were initiated in 2003. (For further information, see Chapter I, Alliance, § xx page xxx)

Renault's international expansion has been accompanied by a progressive structuring of the group's Human Resources policy. The Group Training Policy was launched in early 2004. It is an essential complement to the existing group Human Resources policies relating to occupational health and safety, pension funds, employee share ownership, mobility management and recruitment. More new policies will be defined in 2004.

Professional skills management 🖳

Renault is taking a cross-functional approach to forward skills planning at group level. This approach, implemented by the different functions with the support of Human Resources, aims to identify and build the skills the group will need in 10 years' time to achieve its strategic ambitions. To date, 63 skills areas have been identified, and 56 skills development leaders were appointed in July 2002. Most of them are members of the Management Committee, or report directly to it, and are assisted by a human resources manager and an advisor. They worked together to diagnose the current situation and to draw up a skills development plan.

Their work has resulted in:

- Identification of key competencies and actions to enhance professional skills in the basic areas of automobile manufacturing: transfer of highly specific know-how, methods and technological expertise.
- Actions to maintain or improve skills using human resources tools: recruitment guidance, training plans and career orientation.

Skills development by training

Ongoing training is a central component of the process of change. It fosters the group's transformation by supporting strategy and related priorities in the field. It also enables staff to develop professionally and enhances their employability[23].

Under the agreements signed in 1999 on the reorganization of working hours in France, Renault introduced employee training quotas under a "banked hours" scheme. These agreements highlight the strong convergence between employee interests in balancing work and personal commitments and the company's needs in terms of skills.

To respond to these issues and build on the work of the skills project, Renault is rethinking its entire training system (principle, process, information systems and tools). The new project, dubbed PerFORMance, aims to implement a more efficient training system, starting in Plan 2003, which will enhance performance and corporate strategy, by offering the company the skills it needs and optimizing the training production chain in terms of quality, costs and lead times.

Access to training has also been made easier. Since September 2001, employees have been able to view training offers on the Renault intranet and new e-learning methods have been available since 2000. In 2003, Renault extended its e-learning services, adding new modules for language learning and desktop software skills, and broadening the content of its "specialist skills" modules (engineering, sales, etc.). In 2003, 23,700 hours of on-line training was dispensed to 5,835 group employees. This development will continue in 2004 with the roll-out of a new personal capabilities program.

Renault is continuing its effort to develop skills with its training plans. In 2002, 4 million hours of training were dispensed across the Renault group, of which 1.4 million at Renault s.a.s. (for a cost equivalent to 6.2% of payroll). In 2003 Renault s.a.s. devoted over 1.5 million hours to training, representing 36 hours on average per employee, for a total cost equivalent to 6.5% of total payroll. The training plan for 2004 maintains training expenditure at the same level as in previous years.

Every year, an average of three employees out of four receive training in the group

The **training hours planned for 2004** break down as follows:

- Development of professional skills	70 %
- Internationalization	14 %
- Management development	9 %
- Induction of new recruits	7 %

In early 2004, Renault officially launched its Group policy. It is based on the action principles defined for the PerFORmance project described above.

3.2.2.2 Attracting and motivating employees

Employees

The Renault group is implementing a stimulating and diversified career development policy to foster the skills needed by the company and offer rewarding careers to employees. Opportunities for internal mobility receive priority over outside recruitment in all instances, while international and cross-functional mobility is encouraged as a means of developing new skills. International mobility is advocated in particular for specialists and managers with potential. At end-2003, 773 group employees were on assignment outside their home country (787 at end-2002).

The approach is based on a **mobility charter**, whose seven key rules stipulate the rights and duties associated with job transfers within the group, as well as the ethical conditions governing the way mobility is organized.

[23] *Employability* is the capacity to advance to new positions over an employee's career.

Candidates for an internal job transfer can use **"Job@ccess to Renault"**, on line since January 1, 2000, where all job offers within the group are advertised on a single site. Accessible in 34 countries and actively used in 22, the site continuously advertises over 1,200 jobs and receives almost 1,700 hits a day and around 315 online applications a month. Almost 4,033 positions have been filled since its launch (883 in 2003). To prepare their job transfer, employees also benefit from methodological support for self-appraisal via the **"Parcours"** tool, along with career assessment services. These development aids enable employees to plan their career paths and advance professionally.

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the Human Resources steering committees and the employee's annual performance and development review. This interview is an ideal time for employees to discuss and define mobility: the likely date for a transfer and prospects for mobility.

Agreements modifying the career management rules applicable to technicians, administrative and supervisory staff at Renault s.a.s. were also implemented in 2003. These three agreements, signed in the first half of 2002, specify the conditions for integration of junior technicians, administrative and supervisory staff (recruited with a higher diploma), the career opportunities for team supervisors and shop foremen, and the career management rules for technicians, administrative and supervisory staff.

These agreements supplement the agreement of September 15, 2000, aimed at fostering internal access to manager status. Over the last three years, the number of candidates applying for training to achieve manager status has risen sharply as a result. These staff promotions enable Renault to strengthen its strategic skills to keep pace with a changing environment.

In 2003, 104 group employees were promoted to manager status at the end of their training.

Management

The Group uses two approaches to communicate the managerial practices and collective behavior it wishes to promote:

- an **annual appraisal** designed to assess performance under two headings: individual performance, and managerial practices and performance of the unit as a whole.
- **360° feedback** provides managers with 14 criteria to understand how their line manager, staff, colleagues and peers perceive their method of working, and enables them to flesh out the content of the annual appraisal. More than 2,500 people in the group, including around fifty Korean employees of Renault Samsung Motors, made use of this tool in 2003 (2,000 in 2002).

The emphasis is on the progress plans that supplement this program. These provide for both individual and collective coaching, enabling line managers or management committees who so wish to develop their managerial skills. Almost 40 managers (an aggregate total of 100 since 2001) and some 40 management committees received coaching in 2003, and 15 engaged in a team-building project.

Additional schemes for enhancing managerial practices were made available to managers in 2003. They include "management workshops" (for vehicle engineering department managers and work team leaders in manufacturing), and information exchange between managers at Renault and other companies.

The management development program is based on training schemes organized at corporate, country and operational level.

Renault management training, including RM0, RM1, RM2 and IIIC, continued in 2003 to help develop managerial skills. In 2003, a special induction program for newly recruited technicians, administrative and supervisory staff was followed by 649 people. The RM1-Perspective and RM2-Performance programs, targeting young managers and experienced managers respectively, now include modules on stress management, social relations, creativity and intercultural ties. The IIIC seminar for senior executives has been redesigned to focus on the key role of participants in deploying Renault's strategy and developing its values. Altogether, almost 3,100 people followed these programs (3,500 in 2002).

Likewise, management development programs are being pursued outside France (Spain, Korea, Romania, Mercosur) and in functional departments (engineering, manufacturing, sales, services).

Occupational welfare

The **health** and **safety** of the Renault workforce are priority concerns. The aim is to enhance the quality of life of employees and the overall performance of the company. Founded on values that are common to the entire group, this clearly defined and formalized policy underpins Renault's international expansion as well as its social and industrial development.

Number of industrial accidents with time off

Per million hours worked (Renault group and Renault s.a.s.)


7
6
5
4
3
2
1
0
2000
2001
2002
2003
Renault group
Renault s.a.s

In terms of number and severity, the incidence of industrial accidents at Renault s.a.s. compares very favorably with the industry as a whole.

The downward trend in frequency observed at Renault s.a.s. in 2002 was consolidated in 2003.

At group level, too, there has been a sharp drop in accident frequency.

Number of days lost through industrial accidents

Per thousand hours worked (Renault s.a.s.)


0,3
0,25
0,2
0,15
0,1
0,05
0
2000
2001
2002
2003
Renault group
Renault s.a.s

For Renault s.a.s., the degree of gravity remains stable at 0.21.

At group level, the degree of gravity has fallen sharply. Group data on occupational accidents cover almost 96% of the total workforce.

The commitment of management and personnel in this area, supported by early planning of human factors, especially in new projects, is one of the key values underpinning Renault's activity. Audits, including risk assessment (see below), are carried out in the various sectors of the group, by internal experts and by an outside body, to assess effective implementation of the working conditions policy. If the right conditions are met and the accident proneness results are up to standard, the "Renault Management System for Safety and Working Conditions" label is awarded. At the end of 2003, 37 of the group's production, office and commercial sites had been audited in this manner and the first five sites had received the label. Renault is aiming for all its sites to obtain the label by the end of 2005. Note that these labels are awarded for a renewable three-year period. They may be withdrawn if major anomalies are observed. A further 15 sites will be audited in 2004.

For all activities conducted on Renault sites, **risk assessment** involves identifying risks according to a pre-established list, classifying them on the basis of existing preventative measures and implementing an action plan to deal with them. This approach is implemented in close collaboration with personnel representatives on all sites concerned.

Renault has its own test laboratory to assess risks and implement measures to protect its employees' health.

The occupational health and safety unit:

- Measures the chemical environment. In 2003, 1,356 tests were performed on air quality at the workstations.
- Measures physical quantities with sophisticated equipment. In 2003, 355 tests were performed.
- Manages a toxicological database. This is done using a specific software program called "Chimrisk", which contains records on 3,821 different products to date, 415 of which were added in 2003. The database contains the compositions of most of the products used by Renault. It can be used to check whether a product is suitable for its intended use.

The www.quickfds.com website enables all potential internal and external users to obtain information on the products sold by Renault.

An analytical method of studying workplace ergonomics has been developed internally (version 3) to protect the health of production operators, and particularly to reduce the incidence of musculo-skeletal complaints. Used in all Renault production plants worldwide, the method has also been adopted by other companies. Renault has also developed a simplified ergonomic analysis sheet to help team managers enhance workstation design for greater user comfort.

Good ergonomics involves making sure workstations are suited to the people who work at them (taking particular account of the age of employees), assessing the human-factor aspects of workstations, emphasizing ergonomics in projects (see below), closing down job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. The aim is to provide each Renault plant with ergonomics-related skills. A recruitment plan is under way.

For each major industrial project (vehicle replacement, etc.) the design team now systematically appoints a **socio-technical** project manager in charge of:

- Handling questions of occupational health and safety and design ergonomics (new production facilities, product upgrades, etc.).
- Monitoring the quality of the training plan. Each project provides an opportunity to move towards progress targets set by the engineering departments and production plants.

Road safety

Road safety is another aspect of Renault's personnel safety strategy.

At Human Resources, the focus is on raising awareness among staff.

To achieve this, a steering committee was set up in 2001. Different studies on total accidents and local action were launched in 2002. In 2003, Renault signed **two charters** on this theme:

- With Gilles de Robien, the French Transport Minister, and the Renault Chairman and Chief Executive Officer, Louis Schweitzer. Over a three-year period, Renault undertakes to promote safe driving and to sell vehicles equipped with high-performance safety systems.
- With Rémy Heitz, Inter-ministerial Representative, Gilles Evrard, Director of the Salaried Workers' Health Insurance Fund, and Michel de Virville, Renault Secretary General. Over a three-year period, Renault undertakes to raise awareness of road safety among its staff.

On the basis of these framework agreements, Renault has:

- Distributed the Renault **Driver's Charter** to all group personnel, along with a message from the Chairman, to encourage all group employees to become road safety ambassadors.
- Organized awareness forums via its entities and subsidiaries (braking tests, personal vehicle safety checks, testing of reflexes, etc.).
- Reviewed its entire training offer with a view to accessing a much broader public (young people, long-distance drivers, management committees, etc.).

Within three years, the number of accidents with time off occuring on the way to or from work has decreased by 26% at Renault s.a.s. The number of days off has fallen by 35%.

In 2004, Renault will develop its action through new projects in this area: educational pages on the sustainable development website, Renault code of good driving habits available on the Intranet with e-learning modules, international forums, etc.

Renault is developing a **comprehensive health policy** for employees:

- Employees undergo regular check-ups and tests, mainly cardiovascular.
- Renault also organizes information and training campaigns on themes including smoking, alcohol, healthy eating, obesity and protection from the sun.
- Renault was one of the first French companies to establish a **stress clinic** for its personnel. Almost 35,000 voluntary tests have already been carried out, leading to action on an individual or collective basis. Numerous information and training campaigns for management personnel have been launched since 2002.
- Post-traumatic stress prevention services are provided to offer immediate support to employees suffering from psychological shock.
- Regular training is dispensed to our doctors and nurses.

The occupational health services take part in occupational risk assessment and ensure that employees occupy positions best suited to their profile.

In 2004, Renault will:

- Provide Corporate training for managers on the theme of stress to enhance their personal capabilities (analysis of stress factors, assertiveness, empathy, etc.).
- Open a "medical Intranet" site providing practical information to employees on themes such as: working with a VDU, smoking, noise, travel, stress and cardiovascular diseases, in conjunction with Renault's prevention policy.

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers and prevention technicians.

Worktime reorganization

In accordance with national legislation and local industrial relations regulations, Renault is developing a policy to reorganize working hours in a way that addresses production and marketing needs, that maintains the pace of engineering project development and satisfies internal demand (service sectors).

This reorganization is twofold:

- Improve use of resources: by developing 2x8 hour and 3x8 hour shift rosters and week-end shifts. Alternating 6-day and 4-day working weeks are also being introduced.
- Develop worktime flexibility: by lengthening daily shifts and introducing Saturday shifts for week-day teams, with recovery of overtime hours during less busy periods via systems such as time capital accounts.

These policies were introduced widely in 1999 and 2000 in France, following agreements on employment, organization and reorganization of working hours negotiated with trade unions, that reduced the average working week to 35 hours. Working hours have been annualized. In lieu of work time, employees receive collective and individual leave, which can be accrued over several years. Progress plans to manage managers' working hours more effectively are being developed.

The specific needs of families are taken into account. Employees wishing to devote time to their family can work part-time or obtain parental leave.

This combination of measures has contributed to strong Renault s.a.s. employee loyalty: the average length of service is 19 years.

In Spain, collective time capital systems were negotiated under the 2000-2003 labor agreement. A new agreement is being negotiated for the period 2004-2006.

Promoting initiative and creativity

In 2003 Renault continued its commitment to promoting initiative and creativity across the whole group. For Renault s.a.s., a labor agreement on the promotion of initiative and creativity was signed in 2002 for the years 2003, 2004, and 2005.

The 2003 Initiative and Creativity Convention was an opportunity for senior management to reward employees who made the best suggestions in 2002 and to present a range of managerial approaches stimulating collaborative innovation. Similar initiatives were organized in most plants.

Actions to promote initiative and creativity will continue in 2004, and their scope will be broadened.

6.2 practical suggestions for improvement per person per year
67% participation rate
Processing time: 4 months
Savings of €56 million in the first year of application
Scope: Renault s.a.s. and its industrial subsidiaries in Europe

Remuneration and profit sharing

Renault is committed to developing a remuneration policy designed to motivate employees. Wages of production workers and non-managerial staff at Renault s.a.s. rose by 3.7% in 2003, and basic wages were increased by €15 per month, compared with an annual inflation rate (excluding tobacco) of 1.7% at end-December.

At Renault s.a.s., the company is developing a profit-sharing policy consisting of two separate components: a share in the profits and a performance bonus at each plant. The subsidiaries have also signed profit-sharing agreements.

In the past five years, profit-sharing and performance-related bonuses at Renault s.a.s. totaled the following amounts:

	(€ million)
1999	*58.7*
2000	*92.2*
2001	*88.1*
2002	*149.75*
2003	***182.75*** (1)

In accordance with profit-sharing agreements, the share for 1999 to 2001 was 6% of consolidated net income after tax (before profit sharing) after deduction of minority interests. The formula used to compute the share for 1999 to 2001 will also apply in 2002 and 2003.

(1) Including share in 2003 profits of €153.45 ***million*** *and 2003 performance-related bonus of* ***€29.3 million.***

Employee share ownership and the Renault Company Savings Plan

On July 28, 2003, the French State announced the sale of 29.6 million Renault shares to institutional investors. Pursuant to law, 10% of the shares were offered to current and former employees of the Group at a 20% discount, i.e. €39.32.

Between December 6 and 12, 2003, 43,300 current and former employees (including retirees) of the Renault Group subscribed for 2.59 million shares worth a total of €102 million. Available in nine countries, the offer took place amid favourable market conditions. A total of 87.5% of the issue was taken up, raising the portion of Renault shares held by employees to 4.08%.

The company savings plan is composed of four employee savings funds (company shares, diversified equities, bonds, money market instruments) that accept top-up payments from investors, and ten profit-sharing funds invested in the company's shares (Renault share, code ISIN FR0000131906) used in the last three employee share offerings. These funds do not accept top-up payments.

In 2003 total payments into the company savings plan rose 39.8% to €25.3 million, of which 92.10 % in the form of profit-sharing bonus transfers. The total value of the company savings plan at December 31, 2003 (including rights issues to current and former employees) stood at €659 million.

The following data relate to the group:

	Composition of fund	No. of subscribers at 12/31/03	Assets, € million	2003 performance %
Actions Renault (1) (4)	Almost 100% Renault shares	55,022	271.7	27.69
Actions Renault 2002 (1)	"	30,278	85	22.73
Actions Renault 2003 (1)	"	29,269	89.4	NM
Renault Shares (2)	"	17,637	78.8	26.41
Renault Italia (3)	"	319	1.8	26.35
Diversified equities (4)	50% French/foreign equities	14,044	88.2	10.81
Bonds (4)	95% diversified bonds	9,365	44.1	1.77
Money market (4)	100% money market	186	0.4	2.12

(1) Actions Renault savings fund for French tax residents.
(2) Renault Shares savings fund for tax residents outside France and Italy.
(3) Renault Italia savings fund for Italian tax residents.
(4) Fund to which top-up payments can be made throughout the year.

On October 1, 2003, a bilingual intranet site (in French and English) was opened for employees who have invested in one of the funds of the company savings plan, and for those who have not yet joined the plan. The site offers a wide range of general information services and gives direct access to employees' accounts for routine on-line operations.

3.2.2.3 Promoting involvement

Internal information

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas: Renault-Nissan Alliance, new products, industrial and commercial activity, motor racing events, financial results, human resources policy, etc. In addition to **Global**, the international magazine for company personnel (circulation 140,000), with four local editions alongside the French issue, a weekly interactive newsletter called **Direct on line** was launched on the intranet in June 2001 to encourage direct, continuous dialogue with the Chairman. Direct Online has more than 3,000 subscribers.

The dual-language intranet **(with 60,000 terminals connected worldwide)** is used continuously to transmit in-house news bulletins and fact sheets on all topics of current interest. In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to group strategy.

Twice a year, Renault also conducts an international in-house survey to measure how the company is perceived by its employees around the world. This survey, subcontracted to an independent consultancy, consists mainly of questions relating to image, management, working conditions and labor relations (**International In-house Image Barometer**). It concerns more than ten countries.

Developing dialogue between employees and management

Renault has decided to promote constant and responsible dialogue between management and labor at all levels of the company, which takes into account the technical, economic and social changes stemming from the implementation of its strategy, in particular in the agreement on "employee consultation" signed at Renault S.A. on June 23, 2000. These principles serve as a reference for the group as a whole.

In 2003, dialogue between management and labor continued, with the renewal of several employee representative bodies: in April for the Renault Group Works Council and in May for the Central Works Council.

Formed by unanimous agreement on October 27, 2000, the Renault Group Works Council is the employee representative body at overall group level. It is composed of 36 representatives from Renault's majority-owned subsidiaries in the European Union, as well as in Brazil, Argentina, Korea, Romania, Slovenia and Turkey (16 countries). It meets once a year in plenary session, and the select committee, composed of eight members, meets around ten times a year. Its role is to ensure balanced dialogue between management and labor on the group situation and strategy, and on transnational developments.

On April 4, 2003 all the trade unions signed a new agreement on the Renault Group Works Council that included provisions for a more internationally-oriented approach. Renault is also committed to upholding the terms of the International Labor Organization Declaration on Fundamental Principles and Rights at Work. This declaration covers freedom of association and the right to collective bargaining, the effective abolition of child labor, the elimination of forced and compulsory labor and the elimination of discrimination in the workplace.

Another highlight of the year was the signature on June 27, 2003 of a rider to the Renault s.a.s. agreement of June 29, 2001 aiming to improve the professional skills of production operators. This rider aims to give operators new working skills, to attract and motivate employees by enhancing the image of manufacturing functions and to offer more attractive career prospects. It concerns all production operators, especially young people with a vocational baccalaureate (or equivalent) in metallurgy.

Lastly, the occupational intelligence unit, in conjunction with Renault's union partners, pursued its study of changes to management jobs at Renault.

Single personnel database (BPU)

Renault's Human Resources are managed by a group-wide personnel database. set up to manage Human Resources on a truly international scale. In time, the system will be able to manage the group's entire workforce scattered over more than 350 sites in 36 countries.

The single personnel database (BPU) consists of a common core of information, including data on group organization and individual employee data.

The organizational data can be read by all the group's companies in different countries. Access to data on individual employees is governed by strict confidentiality regulations, making it a complete management tool.

BPU also covers working time, pay, recruitment and individual management.

BPU is designed for human resources experts, but also for managers wishing to enhance the human resources management of their work teams (career management, training and skills development, work time management).

At end-2003, BPU was deployed in 12 European countries (France, Spain, Germany, UK, Portugal, Belgium, Italy, Switzerland, Netherlands, Poland, Czech Republic, Slovakia) and Brazil, which accounts for 8,560 active users (out of a target of 10,000 users) and 82,272 employees managed in the database (out of a target of 125,000 employees).

New Human Resources management tools were added to BPU in 2003. They include payroll management of Renault s.a.s. managerial staff, personnel on international assignments, impatriate and expatriate staff, apprentices and interns and the recruitment management module for all group personnel, now deployed in the majority of Renault s.a.s. facilities and in Spain.

And via two applications called "Bureau du Manager" and "Déclic" (the Renault intranet portal), managers can access new personnel management and training functions.

Lastly, 2003 was marked by the start of BPU roll-out across Nissan Europe.

BPU will be further enhanced and extended to new countries in 2004.

Socio-economic environment

Renault's commitment to training of low-skilled young people

For several years, Renault has contributed to the training of low-skilled young people, notably through an agreement with the Ministry of Labor, Employment and Solidarity.

In France, more than 2,000 young people have received training for a diploma in the operation of industrial installations to improve their employment prospects.

This initiative has since been extended to a range of companies in travel-to-work areas where Renault industrial sites are located, thereby offering training opportunities to more young people.

The success of this agreement is founded on a close partnership with local bodies such as the national employment office (ANPE), the regional council, the local department of labor and infrastructure. This group of bodies has pooled its services to support young people during their training and help them to adapt to the world of work so that they can successfully enter the labor market.

Renault's contribution to informing young people and enhancing the education system

Alongside this agreement, Renault has a long history of investment in vocational training. In 2003, for example, Renault s.a.s. offered places to almost 6,000 young people, including 600 apprentices.

Renault works actively with the national and regional education authorities to identify new skills requirements on the job market. In partnership with the regional education authorities, Renault informs young people about job opportunities in the automobile industry and about the international business environment.

Professional integration of disabled people

The company also works to promote employment opportunities for disabled people, making life easier for them both professionally and personally. By signing a new labor agreement for 2002, 2003 and 2004, Renault s.a.s. is pursuing a proactive policy for the social and professional integration of disabled people. Under the agreement, Renault stipulates that disabled people must make up at least 2% of new recruits in engineering, support services and sales on sites that fall short of the legal quota (6%). Renault s.a.s. spent more than €4.5 million under the previous agreement to assist disabled people.

In 2003 a special brochure covering the main points of this agreement was distributed to all employees of Renault s.a.s.

The total employment rate now stands at 11% (compared with 12.4% in 2002 and 10.6% in 2001). This percentage is calculated by summing the number of beneficiary units, obtained on the basis of the number of contracts and projects assigned to the sheltered sector.

Employees start up their own business

From as early as 1984, Renault introduced a program to help employees start up their own business – Cap Entreprendre. In 2003, 37 companies were set up under this program in France (42 in 2002, 52 in 2001).

In 2003, a new survey was conducted to measure the success rate of these companies. The success rate has been close to 90% over the past four years.

3.3 ENVIRONMENTAL PERFORMANCE

Renault has implemented a global environmental policy since 1995. **This policy of continuous improvement is based on five pillars:**

- **A long-range vision** built into the company's medium- and long-term planning to identify the environmental challenges liable to affect the automobile industry. These challenges, detailed in chapter 3.3.1, are being addressed through in-depth studies to define the most appropriate responses.

- **Day-to-day management practices** based on a network structure that aims to factor the environment into all the company's activities and processes. Renault does not treat the environment as a separate issue, but integrates this factor into every decision-making process. The organization of Renault's environmental management system is described in chapter 3.3.2.

- **The definition of quantified objectives as part of a continuous improvement strategy.** Targets such as 60 g of VOCs [Volatile Organic Compounds] emitted per square meter of painted car body by 2007, a reduction in packaging waste from new models to 5kg per vehicle, 95% recylability and a noise level of 71dB(A) for new vehicles are group-wide objectives.

Other objectives are defined:

- **Site by site,** to take account of specific factors relating to the type of activity and the site location that are liable to have a significant impact on the surrounding environment (hydrogeology, urbanization, industrial density in the zone, etc.). The sites publish an **environmental statement@.**

- **Installation by installation,** with a view to reducing waste and effluent at source by developing new manufacturing processes. After testing, these processes are implemented progressively when installations are renewed, or when the conversion potential of existing equipment so permits. The most important experiments are made public. @The new concepts are then integrated into industrial process engineering through environmental management plans on each site, as explained in chapter 3.3.3.

- **Vehicle by vehicle,** since the introduction of new technologies is a complex process, initiated three to five years before the launch of a new vehicle, which will then have an average lifespan of around 15 years. Our objectives – weight, size, fuel consumption, CO_2 and pollutant emissions, driver assistance, fuel, safety, materials, etc. – are incorporated into our product development strategy. They concern a wide range of points specific to each project and to each technology employed. These objectives cannot be disclosed before a car is launched as they form an integral part of the definition of new models and comprise commercially sensitive information. The results, now visible on Scénic II, are the fruit of quantified objectives defined more than three years ago and followed through by the project team.

- The main research and development programs are presented in chapter 3.5.5.

- **The opening of environmental policy to the extended enterprise,** to Renault's suppliers and direct partners. The deployment of our objectives, a complex challenge given the variety of players concerned, is a crucial lever for the implementation of Renault's environmental policy.

The aim is to broaden our partnership with suppliers and service providers to integrate environmental management throughout the vehicle life-cycle, as described in chapters 3.3.2 and 3.4.2.

- **Transparency and commitment to a new form of dialogue with stakeholders.** The achievements and results obtained in this area are described in chapters 3.3.3, 3.3.4 and 3.3.5. Our communications policy is described in chapter 3.3.6.

Renault's strategic goal "Develop Renault's core values" affirms this long-term environmental policy based on continuous improvement, while using it as a foundation for development towards Renault's sustainable development (see Chapter I, §3 "The profitable growth strategy", Goal 4).

3.3.1. THE CHALLENGES

Two global challenges: to reduce fossil fuel consumption and curb CO_2 emissions

The use of fossil fuels presents two challenges to the automobile industry: the depletion of non-renewable resources and the emission to atmosphere of CO_2, a greenhouse gas.

Work must begin now to reduce reliance on conventional fuels (non-renewable resources), since the automobile timescale is long – renewal of a product range takes between 10 and 12 years and vehicle service life is on average 15 years – and the development cost of new technologies takes several decades to recoup.

The use of alternative solutions, such as biomass, hydrogen, electricity or gas, raises numerous technical problems relating to production, storage and transportation to the end user, and it will be many years before these fuels are capable of meeting large-scale demand under acceptable conditions of cost, safety and distibution. For this reason, Renault is committed to reducing the fuel consumption of conventional engines while working actively on research programs to develop alternative energies.

Improving air quality while pursuing efforts to reduce pollutant emissions

The problem of local pollution due to vehicle emissions should be practically resolved by the end of the decade in industrialized countries, thanks to the **progressive replacement of older vehicles.** Pollutant emissions have been decreasing since the 1970s.

Scientific research to study different pollutants, and their properties and effects – on public health in particular – must be encouraged and supported. This will pave the way for future technological developments.

Reducing waste volumes throughout the vehicle life cycle

It is vital to develop waste recycling or reuse as a means **to conserve natural resources and protect the environment.** The development of new recycling channels and new materials is a complex process involving numerous players, affected by diverse environmental and political constraints in different countries of the world. This goal must be achieved on a steady and progressive basis, each time a new product or manufacturing process is introduced into the production cycle.

Industrial installations are reducing their environmental impact

The quest for greater competitiveness, combined with growing investment in **cleaner, safer processes**, is leading to **standardization of manufacturing processes.** This standardization, a factor for progress, is being progressively applied in all countries where Renault has manufacturing bases.

Plant operators have also undertaken to rehabilitate **sites polluted by past industrial activities** in order to eradicate long-term risks and maintain the value of their assets.

Road safety

Road safety is a key **social issue (see chapter 3.4.4).** Progress in vehicle safety often runs counter to environmental objectives. For example, the addition of new equipment and structural reinforcements tend to increase vehicle weight, thereby counteracting efforts to reduce fuel consumption and pollutant emissions. Carmakers will increasingly need to find new trade-offs to enhance vehicle safety while optimizing environmental performance.

Urban mobility and quality of life for city dwellers

There are many types of urban environment, and cars play a variety of roles in satisfying mobility requirements. In its quest to improve the quality of life in towns and cities, Renault is addressing new challenges. In the short term, **safety, noise abatement and driver assistance are key components of the product offering.** Over the longer term, new forms of mobility associating cars and other means of transport, the development of alternative urban vehicles, new services and new navigation systems should help to achieve an acceptable trade-off between the automobile and the urban environment.

Though the challenge of mobility concerns new products, it is above all a **challenge for society as a whole.** (See chapter 3.4.3).

3.3.2. LIFE-CYCLE ENVIRONMENTAL MANAGEMENT

Environmental Management System (EMS) and ISO 14001 certification of sites

By working on continuous improvement to achieve compliance and supported by the skills and involvement of all its employees, Renault is in the process of implementing an environmental management system, obtaining its first ISO 14001 certifications in 1999.

Site by site, the process was implemented in several stages:

1. Initial environmental impact survey;
2. Identification and classification of impacts by order of priority depending on the specific environment at the site;
3. Setting of progress targets.

To implement this process, the group defined the mode of **organization and responsibilities** at each site and introduced a **document management process.** The management system is evaluated by internal audit. Audits were performed at all the sites from 1999 and are continuing today.

Some 36 sites have obtained or renewed their ISO 14001 certification. Environmental management at the Cormecanica (Chile) and Busan (South Korea) plants has been endorsed by an external certification body.

The **distribution network** (subsidiaries and dealerships) is also involved in implementing environmental management and obtaining ISO 14001 certification. The experience of Spain, with more than 150 certified dealerships and a special training plan for workers, illustrates the remarkable progress made in this area.

In France, almost 20 sites are certified.

EMS right from the start of production

Renault's policy is applied to new activities as soon as they are launched.

- The new SOMAC site at Heudebouville (Eure, France), specialized in vehicle conversions and operational since May 2003, has been designed to minimize environmental impact.
- At the Ayrton Senna industrial complex in Curitiba, Brazil, the environment was factored in from the outset. Preserving the ecosystem (wooded areas, wildlife, etc.) and preventing soil pollution were the starting points for the project. The latest available technologies, including water-based paints and the first machining process that produces no effluents, are used at the complex.

Recognizing the performance of EMS

The **Novo Mesto "Revoz" plant in Slovenia,** certified ISO 14001 in 1999, started its approach with a substantial staff training plan and now plays **a pilot role for the rest of the country**. The plant and its staff are now called on to work with government bodies and are consulted by local companies, providing an additional source of motivation for applying Renault's policy. On November 27, 2003 the plant received the prize for the most environmentally responsible company, awarded by the Environmental Development Fund of the Republic of Slovenia.

Introducing EMS at newly acquired subsidiaries

In association with the Moscow City Authorities, Renault is developing a new industrial site, called "Avtoframos", in the city's industrial zone to produce a new vehicle from 2005. As part of the project, the site was analyzed to detect any pollution due to former industrial activities. Existing buildings and infrastructures have been refurbished, with particular focus on the paint shops where special surfacings have been laid and the drains fitted with double shells to avoid all risk of soil pollution. The environmental sensitivity of the site calls for specific risk prevention measures to minimize environmental impacts from very start of construction. A managerial structure has been put in place and training programs are under way.

With assistance from the Romanian government and the Pitesti regional environmental agency, the **Dacia plant** has implemented a five-year environmental upgrade plan for its facilities. Action was taken to decontaminate the soil, introduce cleaner processes, renovate buildings and roads and upgrade water treatment facilities.

Between 2001 and 2003:

- Water consumption was cut by 45%.
- The "stamping" workshops have undergone major renovation work to modernize the presses while enhancing installation safety, improving environmental standards and personnel protection.
- The powertrain activities have been totally restructured to make use of the most appropriate technologies, taking account of all environmental impacts from the exploratory phase.
- Certain industrial activities were taken over by independent companies, thereby upgrading industrial assets and facilities. Co-management practices were introduced on the platform, combining the working methods of Dacia with those of the outside contractors present on the site.
- The compressors and cooling circuits were replaced to enhance process supply, but also to reduce associated energy and water consumption.
- A waste classification and sorting system was introduced.
- Specific operating procedures were implemented for chemicals identification and usage.
- Staff training was initiated.
- The site remediation program to eliminate soil pollution due to former activities was completed. A biological treatment station for polluted soils was opened on the site in May 2003.

To support the launch of a future vehicle, **an environmental management system is being drafted,** in line with standard Renault processes and procedures. Dacia is aiming to apply for ISO 14001 certification in 2004 (see the animation on the www.sustainability.renault.com website for further information).

Renault Samsung Motors has now received ISO 14001 certification for all its activities.

Environmental reporting

The introduction of **environmental indicators at all the Renault sites** around the world in 1999 has improved the collection and processing of information. Renault voluntarily submits the environmental information about each site and the group as a whole for verification.

The scope at end-2003 covered most of the Automobile Division's industrial and support activities (design, development and logistics) in which the group has a majority interest and over which it has operational control. Following discussions with the external auditor, the reporting protocol was upgraded to make it more pertinent and exhaustive, drawing on best practices from around the world.

Until now, the environment was described simply in terms of environmental impacts. Renault now wishes to assess the economic impact of the environmental measures taken, of the results obtained and the potential risks.

Environmental information relating to automotive products is governed by regulatory standards, set forth in the **approvals required for releasing a product.** These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. Automakers are currently working with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable.

This information can be found under "Additional Information", section "Appendix on the Environment".

A network of environmental managers

First introduced in 1995, the network of environmental managers is a unique feature of Renault's environmental management system. Based on the idea that environmental policy should cut across all company functions, a network of environmental managers was set up and now extends across almost the whole group. The managers are responsible for conveying Renault's policy to their lines or departments and assisting personnel to factor the environment into their work processes and procedures. Dedicated tools for capitalizing and standardizing good environmental practices have been introduced to facilitate this hands-on approach to environmental management. They can be accessed by all members of the environment network via their computers. This new system of environmental knowledge management aims to build up a memory of daily actions and to safeguard key know-how amid growing mobility and internationalization.

The environmental managers are also in charge of organizing training and of implementing the tools supplied by the environmental network. **This collective organization of expertise** is particularly suited to environmental issues, which require a broad range of skills. **For this reason, the environment is integrated in the forward skills-planning approach** (see chapter 3.2.2.1).

Regular meetings are organized for the entire environmental network to define medium-term priorities. Cross-functional groups work on a wide range of topics and members come together to exchange their experience.

Renault's environmental management tools

Renault has also designed many innovative tools and dedicated systems to implement its environmental management system.

A wide selection of test models, simulations and databases are used to validate technical solutions by the teams in charge of safety, pollutant emissions, fuel consumption and CO_2 emissions. In 2003 Renault continued to experiment with specialized tools for cartographic management of environmental data.

Ecorisques and Chimrisk are expert systems. Ecorisques, set up in 1997, is designed to help the plants identify the main sources of environmental impact requiring priority attention in the action plans. A full 27 plants are now using this tool. Chimrisk was implemented in 1998 to regulate the use of chemicals on the basis of their potential toxicity. The two systems are updated regularly, in line with new scientific knowledge and international deployment.

The **Eco packaging index** established in 1997 and adopted by suppliers and Renault alike, is used by thousands of personnel to reduce the impact of packaging on the environment.

The **Index of Recyclability by Function (IRF)**, designed in 2001 and applied to the Mégane II functions by the main suppliers in 2002, measures product recyclability according to a series of criteria. **This tool will be used to set common progress targets with suppliers.**

The **OPERA** application (Overseas Project for Economical Recycling Analysis) has been developed by Renault and Nissan. It is used to simulate costs and recycling rates in the ELV recycling process.

It enables all economic players to control the financial risks incurred at each ELV treatment stage.

OPERA is also an excellent system for building up a store of data on our two companies' products and processes with regard to national and international legislation.

Visa is a noise synthesis software program used to predict noise levels. It includes a module that simulates passing noise and serves as a design aid for components such as exhaust and intake systems, screens, etc.

LEM training

In addition to training in the use of the different management tools, the managers in the environmental network have designed and taught general environmental training courses applied to the automobile business.

Cap'éco 1 is used to train plant personnel all over the world. This module explains the environmental issues concerning body, chassis and casting operations in relation to the local context (urban, rural, etc.).

Cap'éco 2 is a product eco-design module. By end-2003, it had already been used to train 1,860 Renault engineers and technicians. Renault's Automotive Engineering School was founded in 2001 in response to product developers' technical training needs. The school's training modules are progressively incorporating all the environmental aspects of the various techniques and processes.

All environmental managers follow a training plan on the theme of **soil pollution prevention**. Moreover, in January 2004 Renault added a new teaching module to its sustainable development website, providing users with information on environmentally sound methods for soil treatment and protection.

Renault also offers a three-stage **training course to suppliers** in **eco-design of components** to increase the recyclability of end-of-life vehicles. By the end of 2003, 510 people from 190 suppliers had been trained. **Participants also receive a guide from Renault, which they can use to encourage their colleagues and their own suppliers to join the environmental approach.**

In 2002, to support the implementation of logistics circuits for workshop waste, the **distribution network in Spain** designed and implemented **training modules** on CD-ROM for mechanics, demonstrating management of waste and chemicals.

Renault takes part in conferences organized by the chambers of commerce and industry, by trade federations – such as those of the plastics and engineering industries – to develop environmental awareness among small and medium-sized businesses, and to guide them towards enhanced environmental practices through eco-design.

Eco-design

To efficiently reduce the pollutant flows generated by the different life-cycle stages, action must begin with product design and development, i.e. three to five years before the vehicle's market launch, depending on the level of innovation. The development of each new project includes choices in materials and assembly processes with a view to enhancing recycling, environmental performance, workstation ergonomics at the plants, and complying with standards on vehicle pollutant emissions, fuel consumption and CO_2 emissions, occupant and pedestrian safety, and noise.

Eco-design is a major new concept which involves not only the product developers at Renault, but also all component and materials **suppliers.** To implement this **complex new approach, the network of external experts has been broadened** to include specialists who take part in the drafting of future standards, in exchange platforms for methodologies, in the construction of databases and the prioritization of environmental impacts.

For Renault, the priority **is to factor the environment into the development processes of the automobile industry.** Each project launch is an opportunity to introduce new knowledge and new tools. For example, knowledge about recycling gained from Laguna II and Mégane II, was used on Scénic II, which achieved excellent results at its launch.

Renault's internal audit process for ISO 14001 environmental management

Renault has designed its own **audit procedures** and associated tools. Internal audits provide a means to consolidate progress achieved on the sites and to organize group management. In particular, they serve to inform plant managers about the state of their program and its implementation, but also to ask for assistance from other functions to put appropriate measures into place.

In 2003, eight new members of the Renault environment network were trained in internal auditing, in line with the international requirements of ISO 14001. Renault now has **36 trained auditors** operating in the field.

3.3.3. PROTECTING THE ENVIRONMENT AND REMAINING COMPETITIVE

3.3.3.1. Product development (see chapter 3.5)

Around 40% of the product research and development programs are devoted to environmental protection.

3.3.3.2. Developments in manufacturing processes

Site environmental management plan

The environmental management plan, launched in 2002, describes how the industrial activities on each site are liable to evolve over the next ten years, notably with the arrival of new vehicle projects or the modification of plant facilities. It contributes to **dialogue between engineering teams, building planners and plants**, by defining **targets** for reducing environmental impacts at the earliest stage of project development. They are regularly updated.

This approach has fostered the emergence of less polluting processes. For example, liquid industrial effluents were totally eliminated from the Cléon and Seville plants when the sites were restructured to manufacture common powertrain components for the Renault-Nissan Alliance.

It forms part of the plant industrial management plan for investment planning in line with the technical policies of the functional departments.

Ongoing investment to reduce pollution at source

Total investments in new processes cannot be attributed entirely to environment protection. They are an integral part of the industrial process in place.

Pollution reduction at source is Renault's spending priority.

In the paintshop, for example:

- Surface treatment effluent is minimized through repeated reuse of rinsing baths. Membrane techniques make it possible to reuse active matter while substantially reducing sludge volumes and product consumption.

- New biochemical denaturing techniques introduced on the Douai and Batilly sites have significant economic and environmental advantages, and lower maintenance requirements than the traditional chemical process. This technology reduces odors, excessive paint concentrations and deposits in the tanks.

- Solvent-based paints have been replaced by water-based paints in the Douai and Palencia car assembly plants. The Curitiba plant has used this technology since it was first opened. For the other sites, detailed projects are being prepared, notably for Sandouville and Flins. Water-based anti-corrosion paints are also used in the powertrain plants.

In machining processes, a reduction in the number of different products used for parts machining and washing has made it possible to introduce treatment processes such as centrifuging or ultrafiltration to recycle active matter.

Higher water quality and better bath monitoring have reduced the frequency of bath renewal. This concept is being applied at the STA plant (Société de Transmissions Automatiques) and in the Curitiba engine plant (Brazil), neither of which produce liquid industrial effluents. These technologies will be applied on the new production lines.

Dry machining processes are also being developed, thus dispensing with lubricating liquids.

3.3.4 REDUCING THE ENVIRONMENTAL IMPACT OF ACTIVITIES

3.3.4.1. Support and manufacturing sites

Energy consumption

Energy consumption from 1996 to 2003

	1996	1997	1998	1999	2000	2001	2002	2003
Energy consumption per vehicle (MWh/veh.)	3.28	2.89	2.42	2.38	2.35	2.43	2.63	2.63

Energy consumption per vehicle remained stable between 2002 and 2003.

The increase in 2002 reflects the integration of Dacia and Renault Samsung Motors.

An energy saving plan is being deployed in partnership with our suppliers to identify and implement best practices in all industrial projects. The aim is to:

- Optimize non-manufacturing energy consumption;
- Integrate energy consumption in equipment design, development and purchasing criteria, notably for ventilation of bodywork and painting workshops.

A network of 50 people manages the energy conservation plan on a daily basis. In the paint sector, cross-functional groups bringing together operators, energy specialists, product manufacturers and specifiers optimize temperature and humidity settings on the basis of local climatic conditions.

Measurement and monitoring systems (such as building automation systems) have been set up on all sites. Modeling tools are being developed to lower the energy consumption of our installations.

These combined initiatives have enabled us to cut energy consumption despite the introduction of new processes, sometimes with higher energy requirements due to the greater complexity of the products manufactured (machining), or to the introduction of more environmentally-friendly processes (water-based paints and air treatment systems for example).

Using gas directly at the point of use helps to reduce heat losses in networks and combines energy savings with reduced atmospheric emissions.

Lastly, since 1999 a **combined heat and power plant** has been in operation at the Flins factory. The expanded steam supplies around 45% of energy requirements for space heating and installation operation and produces the equivalent of 40% of the plant's power consumption. Between 2003 and 2005, a program to replace the remaining oil-fired boilers with natural gas boilers will reduce CO_2 emissions by 28 % and will practically eliminate SO_2 emissions.

Water consumption

Water consumption and vehicle production from 1996 to 2003

	1996	1997	1998	1999	2000	2001	2002	2003
Production (no. of vehicles) (1)	1,608,789	1,761,648	2,128,000	2,203,394	2,261,739	2,165,201	2,272,684	2,353,139
Water consumption (m^3)	26,429,333	24,162,320	23,706,106	22,084,485	20,836,100	19,060,300	20,945,456	20,682,156

(1) The number of vehicles counted in production data corresponds to the output of plants in which Renault's financial interest exceeds 50%.

Water consumption remained stable between 2002 and 2003, despite an increase in vehicle production. Measured in relation to output, consumption fell by 45% between 1996 and 2003.

A water conservation policy is included in the industrial management plan for each site. It aims to increase process efficiency by:

- Reducing the frequency of treatment bath renewal;
- Recycling at source;
- Operating in a closed circuit with recovery of detergent solutions and paint booth effluents.

In 1999 an innovative **stormwater recycling system was installed at the Maubeuge plant with financial support from the EU.** In 2003 the system was able to partly satisfy the industrial needs of the plant, thereby saving 62,293 cubic meters of drinking water. The Technocentre in Guyancourt outside Paris also uses stormwater for plant and lawn watering.

Likewise, substantial reductions in water consumption have been achieved at ACI Le Mans (a 46% decrease between 2001 and 2003), at Novo Mesto (34% between 1998 and 2003), Sandouville (48% between 1998 and 2003) and Choisy (89% between 1998 and 2003).

Water-borne effluents

Liquid effluent from plants

	1996	1997	1998	1999	2000	2001	2002	2003
SM (kg/day)	2,543	1,386	1,225	1,197	1,091	1,058	2,210	2,472
OM (kg/day)	5,191	3,502	2,903	2,671	2,847	2,725	3,000	2,882
METALS (x 10kg/day)	98.2	58.5	63.8	60.3	59.1	57.1	55.7	59.2

SM (suspended matter): Suspended effluent increased by 10% between 2002 and 2003. This sharp rise is attributable mainly to the Pitesti site (+354 kg/day). Measured in relation to output, SM decreased by 35% between 1996 and 2003.

OM (Oxidizable matter): Oxidizable matter remained stable between 2002 and 2003, with a dip of 4%. Measured in relation to output between 1966 and 2003, it fell by 60%.

METALS: Metal effluent rose by 6% between 2002 and 2003. The main contributor to that rise was the Pitesti site (+3.57 kg/day), the result of a 25% increase in output and the start-up of new processes. Measured in relation to output between 1966 and 2003, metal effluent fell by 23%. As an indicator, Renault uses the quantity of metals expressed in mass, to which an adjustment factor is applied according to the degree of toxicity (arsenic 10, cadmium 50, chrome 1, copper 5, mercury 50, nickel 5, lead 10, zinc 1).

Some 70% of Renault facilities are equipped with their own effluent treatment plants. Operated on a quality assurance basis, most of these employ the latest technologies.

At the Palencia plant, a membrane bioreactor was brought into service in 2001 to enhance effluent purification. This innovation is a first for the Renault Group. Additional membrane bioreactors are being installed on the Douai and Batilly sites and will be operational from early 2004.

In 2002 **the Dacia plant** overhauled six physical-chemical treatment stations close to the workshops and commissioned a new ultrafiltration unit to treat waste from the machine shops.

For the powertrain plants, the aim is to eliminate all liquid effluent releases. New processes were tested in 1998 by the STA automatic transmission plant which now purifies and recycles all its effluents. **Working in partnership with machining liquid suppliers, the recently built Curitiba powertrain plant in Brazil** has introduced **technologies** which eliminate hydrocarbons from wastewater. They are concentrated by evaporation and recycled as fuel. This highly original process will be standardized for all new machining facilities on other sites, with special emphasis on the new products at the Seville and Cléon plants.

Atmospheric emissions

Volatile Organic Compounds

The volatile organic compounds (VOCs) released by solvents used in paint shops are the major source of atmospheric emissions generated by Renault's activities. VOC emissions have been reduced by improving the paint application processes through:

- An equipment modernization plan (the air treatment system for the paint booths at the Maubeuge plant is the largest in France);
- Technological breakthroughs. Water-based processes are already used on three sites (Douai, Curitiba and Palencia) and will be extended to Flins in 2004 and to Sandouville in 2004/2005.
- More efficient incinerators for treatment of atmospheric emissions (Douai, Novo Mesto).

Cross-functional management practices have been introduced for all body assembly activities, with central effluent monitoring procedures, and are now applied on all sites across the world. Likewise, efforts have been made to disseminate good practices for solvent recovery, notably through the deployment of a project for more accurate measurement of solvent quantities used in the paint process (2003: Batilly, 2004: Revoz, Valladolid).

VOC emissions dropped from 13kg per vehicle produced in 1998 to 5.5kg per vehicle at end 2003.

Greenhouse gases

In 2003, aware of the impact of its activities on the greenhouse effect, Renault made an inventory of greenhouse gas sources on all production, logistic and office sites included in the scope of environmental reporting. It also upgraded its reporting procedures with the help of an independent body. The French greenhouse gas inventory protocol – Entreprise pour l'Environnement (EPE) – was applied, in collaboration with an independent body, to guarantee the accuracy of the results obtained. In 2003, Renault emitted around 755,523 tonnes CO_2 equivalent.

Analysis of greenhouse gas emissions by source, 2003

	%
Engine and gearbox testing, vehicles on endurance tracks	2
Filling of A/C units	7
Fossil fuel combustion	91

Combustion emissions of SO_2 and NOx

For 2003, total SO_2 and NOx emissions were determined, without limiting calculations to boiler plants with a rating of above 20 MW, as was the case in 2002. In 2003, Renault emitted around 702 tonnes of SO_2 and 828 tonnes of NOx.

Industrial waste

Decrease in packaging waste per vehicle from 1996 to 2003 (body assembly plants in the EU)

	1996	1997	1998	1999	2000	2001	2002	2003
Packaging waste per vehicle (kg/veh.)	28.00	26.00	22.00	18.00	18.00	16.00	16	16.6

The level rose slightly in 2003 mainly because of the numerous production start-ups in plants whose logistics systems are only finalized when volume production rates are reached.

Classification of waste materials in 2003

	%
Level 1: recycling or recovery	77
Level 2: treatment or pretreatment prior to disposal	3
Level 3: storage in a specialized center	20

Analsys of waste by classification, 2003

	%
Hazardous industrial waste	7
Inert waste	16
Ordinary industrial waste	77

Inert waste rose by 75% between 2002 and 2003. This was due to the clearance of some 150,000 tonnes of rubble produced by the modernization of the Dacia plant. It also explains the increase in the quantity of waste eliminated through level 3 procedures.

These consolidated figures concern active sites. They do not include demolition and soil remediation waste at Boulogne-Billancourt, totaling around 70,000 tons in 2003, which was landfilled or disposed of in biological treatment plants (see the animation on www.sustainability.renault.com. for further information).

Since 1995 continuous progress has been achieved in reducing waste volume, characterizing the types of waste produced and enhancing the reliability of treatment and recycling processes:

- Waste metals, swarf and offcuts from machining and stamping operations account for 70% of the waste generated by our production plants. They are melted down for recycling.
- Waste volumes can be reduced by raising operating efficiency. In paint application for example, solvent emissions and sludge production can be decreased while reducing the quantity of paint used.
- Sorting at source separates hazardous and ordinary waste and optimizes material and energy recovery. **Renault is working alongside a major partner** (Véolia Environnement and Sita Solving) **to implement a global waste management system.**
- Renault is incorporating the reduction of packaging waste into its industrial logistics strategy. Initial results at Palencia are 4.2kg per vehicle for Mégane II.

The year 2003 was marked by the application of Renault's policy in countries where waste treatment plants are lacking. Dacia has its own landfill site for hazardous waste, and it treats leachates in a physical-chemical and biological plant which has been upgraded to comply with European standards. The policies applied in these countries for waste characterization, intermediate storage in protected areas and waste flow management now meet the same standards as those applied in all Renault plants.

3.3.4.2. Commercial sites

As yet, there is no consolidated management process for the waste produced by Renault's commercial sites. However, Renault has defined an environmental policy for its sales subsidiaries and dealerships which focuses on:

- Reducing workshop washing water;
- Providing specific storage and collection procedures for oily liquids;
- Equipping workshops with systems to prevent soil pollution;
- Measuring noise levels outside workshops;
- Reducing water and electricity consumption;
- Recovering end-of-life parts for recycling.

3.3.4.3. Products

(see performance table of top-selling vehicles, Supplemental information)

Fuel consumption and CO_2 emissions

Thanks to fuel consumption below the market average, a high proportion of diesel vehicles (59% of sales at end November 2003) and advanced product performance, the Renault range is among the best in Europe in terms of average CO_2 emissions per kilometer, based on the standard EU cycle (NVMEG). For Renault, average emissions fell by 16.3% between 1996 and 2003, from 178 to 149g of CO_2 per km, despite the development of new comfort and safety features and the enforcement of new regulations that tend to push up energy consumption.

The 1.5 dCi engine on Mégane II has a fuel consumption of just 4.9l/100 km and emissions of 120g of CO2/km (the best reading is 118g). It is among the most fuel-efficient vehicles of its category.

Some Renault vehicles are equipped with a six-speed gearbox which significantly reduces fuel consumption on highways.

At end-November 2003, Renault had sold 13,416 dual-fuel LPG (liquefied petroleum gas) vehicles.

Noise

Renault has set a highly ambitious target of 71dB (A) of external noise for its new vehicles. This calls for major noise-reduction measures to:

- Lower noise emissions by reducing the play between moving parts, optimizing engine inertia, and increasing the stiffness and the sound absorption of vibrating panels (glass, body panels and exhaust system);
- Limit noise propagation with the aid of filters, dampers, screening and soundproofing;
- Adapt materials and redesign components (duct aerodynamics, tire tread pattern) to minimize their impact in terms of noise.

Laguna II was the first European car to meet this target. It was followed by Vel Satis then, in 2002, by Espace IV and Mégane II; and in 2003, by Scénic II.

Recycling

In line with its long-standing commitment to recycling, Renault is actively engaged in setting up a **new industrial system involving a wide range of players in all countries.** In collaboration with these players and administrative bodies, **jointly committed to a common set of objectives,** Renault is contributing to:

- The drafting of **specifications for treatment centers** handling end-of-life vehicles (ELV): vehicle reception, decontamination and drainage, removal of hazardous components, compliance with obligations relating to environmentally-sensitive installations;

- Creation of a **dual system,** with recovery of components for the used parts trade and material recovery for recycling;

- **Vehicle traceability** based on a system of approved operators and destruction certificates, associated with efficient information flows;

- Provision, via the internet and with other carmakers, of useful **information** for operators (materials, dismantling and extraction).

This commitment to the development of ELV recycling, combined with new in-house eco-design processes, has produced visible results. **In 2003 Scénic II was an industry leader in terms of recyclability: a full 95% of its weight is recoverable, while 16kg of recycled plastics (out of a total of 150kg used in the car) and 12kg of renewable materials are used to build the vehicle.**

Pollutant emissions

The European range complies with the Euro 3 and Euro 4 standards according to market demand for gasoline engines. For diesel engines, Euro 4 versions will be launched in 2004, with or without a filter, depending on the vehicle.

For the international market, Renault is adapting the technical definitions of its powertrains to the regulations in force in the countries where the cars are sold, but also to local conditions (fuel quality, climate, dust, etc.) Generally speaking, local regulatory requirements are fully met in all cases, since the versions sold are based on a Euro 3 definition.

3.3.5 MAINTAINING THE VALUE OF OUR ASSETS

Preventing fire, explosion, and chemical and natural hazards

Renault has no high-risk installations. Our management system nevertheless includes special measures for the prevention of hazards such as fire and environmental risks. The management of these risks is described in Chapter II, Risk Management, § 2.6.2.4, 2.6.2.5 .

This management system is coordinated by a **central team of experts.** Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection, and defining control and management methods are implemented on all sites.

Methods and tools are defined at all management levels: **vulnerability studies, classification in order of priority, choice of preventive and/or protective solutions, management and training procedures, and control and verification audit grid.**

The amount of provisions set aside for environmental risks is given in Chapter II, Risk Management, §2.6.2.5.

In 1992 the international **Highly Protected Risk (HRP) indicator** was brought into use. By the end of 2003, HRP status had been obtained for 30 sites. In 1995, procedures and training were formalized in the environmental management system. In 1999 a management manual including guides and indicators was issued, then in 2001 and 2002 the vulnerability studies were updated to take account of new environmental information. They were implemented in 2003.

The environmental management system includes an expert system called **Écorisques to classify environmental hazards under normal and abnormal operating conditions.** It is used on each site to define the significant impacts for which priority objectives must be defined. For the Renault group as a whole, it guarantees the overall consistency of analyses conducted on its different sites. This tool is also used to draw up environmental management plans which give an overall assessment of potential hazards and environmental impacts.

Identification, analysis and remediation of soil pollution on former industrial sites

From the outset, Renault has collaborated actively with the French Ministry of the Environment and Sustainable Development to implement the policy relative to polluted sites and soils introduced in 1994. **The French approach** is to classify risks in order of gravity by means of a **simplified risk assessment** followed, if necessary, by a **detailed diagnosis** and a **detailed risk assessment,** before deciding whether to clean up the sites concerned or place them under surveillance. This method **has been applied to all Renault's manufacturing sites across the world.**

Through this proactive approach, Renault is able to appreciate the sensitivity of each site. All major pollution sources have been identified by type of pollution or by type of activity and the associated risks are clearly understood. Based on this in-depth diagnosis, appropriate clean-up techniques and technical solutions can be defined, depending on the type of impacts to be monitored or the type of future development envisaged for the sites concerned. The knowledge acquired during this diagnosis phase has enabled us to identify our high-risk installations and to draw up a specific risk prevention plan applicable to all group sites. In 2003, the Renault risk prevention standards were defined and training was provided to the personnel concerned (design engineers, maintenance departments and site environment managers).

In 2003, Renault was seen as a model enterprise for application of the best available techniques in this area and its expertise was selected by the French Ministry of the Environment and Sustainable Development for its official consulting group.

Environmental audits for purchase and sale agreements

The acquisition or sale of industrial and commercial activities and property must be preceded by an environmental assessment. **These audits are performed in accordance with an international procedure** which comprises:

- A **pre-audit;**
- A **phase 1 audit** relative to legal conformity and hydro-geological and ecological mapping of present and former activities;
- A **phase 2 audit** involving analysis of soils and groundwater.

Since 2000, **standardized audit procedures and guides have been issued by the group.** Based on the results of this audit, clean-up and reinstatement plans can then be incorporated in the economic and legal conditions of the purchase agreement. These studies, action plans and contractual clauses provide additional security for Renault in its transactions.

3.3.6. ORGANIZING COMMUNICATIONS

A dedicated sustainable development website

The "Let's go further" sustainable development website, which went online in 2002 using information available at end-2001, is accessible via the Renault corporate site at www.sustainability.renault.com. It demonstrates Renault's commitment to the provision of transparent, accurate information. Users can access the information that interests them by area, by industrial site or by product. To enhance the website's user-friendliness for the general public, educational modules are being developed. Data will be updated at least once a year at the end of each year.

Environmental statements, plant by plant

The information on sustainable development posted on the web attests to Renault's commitment, but cannot answer all questions about the environment at individual sites. The sites have undertaken to publish environmental reports either **on the internet or in hard copy**. Containing the site's detailed actions and results, the environmental report gives proof of transparency and provides a useful starting point for dialogue with local stakeholders, including neighbors, local councils, associations and government bodies.

In 2003, 21 environmental reports were published and can be viewed on the website.

These reports offer a springboard for discussion and communication with personnel and other local stakeholders.

The Ellypse concept car

Presented at the Paris Motor Show in 2002, the Ellypse concept car is a synthesis of the technologies that will be available in 10 to 15 years' time. The unique concept car features:

- Numerous innovations that substantially reduce environmental impact (fuel consumption, pollutant emissions, noise);
- Assemblies and materials that facilitate end-of-life recycling;
- High-quality features for customers (interior space, comfort, safety, e-services, design).

Although the concept car is not a product that can be manufactured competitively yet, it nevertheless demonstrates Renault's commitment to finding **the best match between environmental protection and automotive innovation.**

3.4. SOCIAL PERFORMANCE

Through its growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company itself. Renault also maintains close relationships with a wide range of stakeholders: suppliers, dealers, customers, scientific experts, local communities, associations and government bodies. These relationships are underpinned by two key principles: build dialogue and promote transparency and loyalty.

Renault is involved in major social debates linked to the automobile industry, such as **sustainable mobility** and **road safety**. It also takes part in **initiatives to support civil society**.

3.4.1. CODES OF GOOD CONDUCT

Since 1998, Renault has applied a **Code of Good Conduct** that provides a framework for relationships with all stakeholders, within the group and outside. **Circulated to suppliers and most managerial staff,** the Code of Good Conduct sets out clearly defined principles to help company players deal with situations that are sometimes complex or unexpected.

Primarily, the Code covers:

- Protection of the company's personnel and property, tangible and intangible;
- Compliance with the law and respect for the environment and partners;
- Disclosure and use of information;
- Use of company finances;
- Participation in local activities;
- Conflicts of interest.

An **Ethics and Compliance Committee** set up in 2000 oversees implementation and new developments within the group, taking responsibility for defining communications policy in this area. A **compliance officer** is in permanent contact with the Committee and plays an active role in its initiatives.

In addition to the Code of Good Conduct, Renault has an **Internal Audit and Monitoring Charter** defining rules for the delegation of operational responsibility by executives.

3.4.2. RENAULT AND ITS STAKEHOLDERS

The group maintains close relations with its environment – partners, suppliers, dealers, customers, institutions – and its influence extends well beyond the company boundaries. Close to the major sites, extensive ties are established with local communities. Together with other stakeholders, Renault is studying opportunities for new links and is taking appropriate action on a progressive basis.

Customer satisfaction is essential, and customers are at the heart of Renault's concerns. Product and service quality is part and parcel of the group's strategic goals and is monitored constantly among our customers.

- Renault uses customer surveys and call centers to evaluate customer satisfaction;
- The company has introduced a set of indicators, such as response times to a customer request (by e-mail, letter or telephone);
- Renault has also set up a dedicated call center for its new luxury vehicles;
- To minimize vehicle downtime, Renault attaches major importance to rapid response and repair quality;
- Recalls also provide an opportunity for inspecting and, if appropriate, restoring vehicles to standard;
- The New Distribution program introduced in 1999 is steadily reducing delivery times;
- Lastly, the Renault contractual vehicle warranty has now been extended to two years.

This quality policy demands a multidisciplinary, grassroots approach managed by people who are attentive to customer requirements at every level of the company. Quality concepts are taught through training courses tailored to all personnel concerned.

Renault's strategy vis-à-vis its **suppliers** is founded on long-term relationships, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

To meet this objective, Renault selects a restricted supplier base in line with a list of predetermined criteria. Long-term relations with suppliers are based on a number of established rules:

- Mutual compliance with economic, technical, quality and logistic commitments, which are subject to regular performance reviews.

- Criteria addressing occupational welfare (protection, safety, use of chemicals, etc.) and environmental protection (waste, risk prevention, storage, etc.) have been implemented for suppliers of on-site installations and services for a number of years; The group working conditions policy focuses on the safety and working conditions of personnel, suppliers and subcontractors. An audit system has been introduced to monitor the safety and working conditions of subcontractors working on Renault sites.

- More recently, component and materials suppliers have been involved in eco-design and life-cycle environmental management.

The results and quality of the relationships are reviewed annually, enabling progress to be measured and new goals set. Problems, if any, are solved jointly.

Regular meetings are also organized with major suppliers to discuss future development projects. Technical improvements aiming to enhance environmental performance are now being put forward by suppliers on their own initiative.

This is typical of the framework within which features such as vehicle occupant restraint systems have been developed, contributing to the high standard of safety in Renault cars.

To assist clarification and standardization, Renault has developed structured tools for joint action on manufacturing processes. The objective is to reduce the risks of product non-quality, to ensure secure sourcing, increase supplier involvement with respect to consumers and create a more dispassionate climate between the partners. For example, the appeal process is defined in the **warranty charter** negotiated with the suppliers' representative organizations. Likewise, since Mégane II, the parts quality acceptance processes now include recycling criteria, relating to material composition in particular.

To ensure optimum exchange, the **Suppliers' Council** brings Renault senior management and its main suppliers together several times a year. The **Renault Institute,** a quality and management consultancy body, is dedicated to serving Renault and its partners. Finally, the second-tier suppliers benefit from the action programs of the Institute for Automobile Competitiveness and Excellence (ICARE).

Of course, there is still much ground to be covered before Renault can share a sustainable development policy with its partners. However, in the founding spirit of partnership, Renault is committed to sharing this policy by sharing the tools it has developed.

3.4.3. RENAULT: ARCHITECT OF SUSTAINABLE MOBILITY

3.4.3.1. The challenges of sustainable mobility

Sustainable mobility seeks to reconcile independent travel and communication needs, based on safe and effective means at an acceptable cost, with the need to respect essential values, both human and environmental, now and in the future.

To meet this objective of total or sustainable mobility, government and industry must work together by encouraging national and regional approaches based on clearly defined strategies.

3.4.3.2. Renault's policy on sustainable mobility

To make mobility more sustainable, Renault's transportation policy consists in:

- Applying the concept of sustainable development, i.e. consistency between the short and long term;

- Seeking to reduce harmful effects/pollution by automobiles through constant analysis of the cost-effectiveness of proposed measures

- Developing innovative mobility services;

- Rational and efficient use of telematics services in road infrastructure;

- Proactive involvement of the Renault network of experts in the debate on sustainable mobility;
- Paying particular attention to the relationship between the automobile and the city and the necessary balance between individual and public transportation;
- Optimizing mobility, through organization rather than constraint, as illustrated by the transport plan for employees of the Technocentre in Guyancourt near Paris;
- Bringing together a network of experts from the different company departments in a Transport and Mobility Committee to contribute to the social debate and initiate projects both inside and outside the company.

To support these principles, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe and elsewhere in the world.

3.4.3.3. Renault's national initiatives to promote sustainable mobility

- Renault is participating in two car-sharing initiatives, one in Paris (Caisse Commune) and the other in Strasbourg (Auto'trement).
- Renault is working closely with key public transportation operators in France, namely RATP, Keolis, Connex and Transdev, to study and develop intermodal park-and-ride solutions to guarantee mobility and accessibility for all.
- SARRASIN, a subscriber car service for rural areas, is being piloted in partnership with Kéolis in the Abbeville area. It aims to respond to all requests for transportation in a sparsely populated rural area, by combining transport on demand, car pooling and car sharing.
- PREDIM, the French research and experimentation platform for multimodal information, will contribute to developing an operational, transposable multimodal information product. The goal is to optimize the capacity of a car fleet within a comprehensive public transportation offer to achieve a perfect match between supply and demand.
- In 2003 Renault pursued its study on the transport requirements of employees at the future IS center in Le Plessis Robinson, where 2,800 people will work and which is scheduled to open in 2004. This study was launched in 2002, in association with GIE EMIF (RATP/CCIP).
- Renault is also involved in PREDIT 3, a French research and experimentation program on land transportation. The company's experts take part in all the thematic working groups: mobility and sustainable development, mobility services, group 3 new knowledge for safety, technologies for "natural" safety, logistics and goods transportation, technologies for goods transportation, energy and environmental impacts, clean and economical vehicles, integrated information and communication systems, vehicles and infrastructures, and transportation policy.

3.4.3.4. Renault's European initiatives to promote sustainable mobility

- The aim of the European research program TRASCOM (Traveller Assistance for Combined Mobility in regional areas), set up with the Wallonia region in Belgium, with Alsace and Abbeville and with various industrial partners, is to develop multimedia applications, primarily through wireless communications systems, to satisfy users' mobility requirements by combining all possible means of transport.
- It aims to provide real-time access to all the information needed to prepare and make a journey. It helps users make reservations, buy and pay for solutions offering an alternative and complementary response to the use of passenger cars (a two-wheeled vehicle, car rental, car sharing, taxi, park and ride). By creating seamless links with all the players involved in mobility, the system enhances the quality of travel.
- A feasibility study for an intranet server for car pooling for work-related travel between sites was conducted in Spain. The server will be incorporated in the AIVE corporate fleet management software in 2004 and a pilot service will be offered between sites in Madrid and Valladolid. It will then be extended to all Renault sites.
- Three projects have been set up as part of EUCAR:
    - Supported by IMPACTS, the association of European capitals, FREDERIC (FREight DElivery Rationalization In Cities), aims to bring manufacturers and local communities together to discuss the

mobility of goods and services in cities and determine the best conditions for the use of vehicles required for commercial activities and services in urban areas. The workshop to conclude the first project phase will be held in Brussels in February 2004. The follow-up to this first highly promising year will also be defined.

- The "smooth traffic" project is being discussed with partners to find ways to achieve quieter, smoother traffic flow in cities.

- As part of the Franco-German DEUFRAKO research project, following on from the Inter Vehicle Hazard Warning (IVHW) study, Renault contributed to the definition of a second project, called SAFEMAP. It aims to explore the processes used to create and certify cartographic databases containing safety attributes such as speed limits, sharp bends, accident black spots, etc.

3.4.3.5. Renault's global initiatives to promote sustainable mobility

- Renault is participating in an **international project on sustainable mobility** for 2030. As part of the World Business Council for Sustainable Development (1), twelve American, Japanese and European companies from the automobile and oil industries have launched a major study on what mobility should be in 2030 and how to achieve this.

    - Sustainable mobility seeks to reconcile independent travel and communication needs, based on safe and effective means at an acceptable cost, with the need to respect essential values, both human and environmental, now and in the future.

    - To meet this objective of total or sustainable mobility, government and industry must work together by encouraging national and regional approaches based on clearly defined strategies.

    - The aim of the "Mobility 2030" project is to develop a vision of sustainable mobility that takes account of different needs and proposes acceptable solutions in terms of employment and the environment, for consumers and society as a whole, by advocating concrete action, assisted by a support network in both developed and developing countries. This project is particularly innovative because it encompasses the three pillars of sustainable development; it is global and not regional, it covers all forms of mobility and transportation, it is conducted by industry specialists and is based on stakeholder dialogue around the world.

After the Mobility 2001 study, which analyzed the general context, the final study will be published in the spring of 2004. Renault's Chairman attended the Earth Summit in Johannesburg for the project presentation and the meeting with stakeholders.

(1) **The World Business Council for Sustainable Development (WBCSD) www.wbcsd.org** consists of 150 international companies from 30 countries and 20 major industrial sectors, which are engaged in implementing sustainable development in the three key areas of environmental protection, social equity and economic prosperity. The council's work focuses on eco-efficiency, innovation and social responsibility in the business community.

- Renault has reactivated the **Clean Air project for Rio de Janeiro in Brazil**, to identify the sources of fixed and mobile pollutant emissions, in the city and define and implement a series of measures for improvement in partnership with French manufacturers and policymakers and technical experts from the city.

- Renault is both an initiator and a sponsor of the **"Greener Driving" campaign** implemented by the United Nations Environment Programme (UNEP). The goal of the campaign is to promote sustainable mobility and to raise driver awareness by explaining the benefits and providing tips for an environmentally friendly "sustainable driving" style. All the information about the campaign can be found on the "Greener Driving" website at: www.greener-driving.net/site/home.html.

3.4.4. RENAULT AND ROAD SAFETY

Renault works in partnership with the public authorities throughout the world and aims to be an active partner in improving road safety.

3.4.4.1. The challenges of road safety

Road traffic accidents are a major public health problem, causing death and injury to countless people, many of them still young, both in industrialized countries where the roads are very busy, and in emerging countries where accident rates per kilometer are higher.

Road traffic casualties in Europe and in France 1990-2003

Year	Deaths in Europe	Injured in Europe	Deaths in France	Injured in France	
1990	56,374	1,805,546	10,289	225,860	(Injured in Europe, ex Luxembourg)
1991	56,027	1,756,254	9,617	205,968	
1992	52,771	1,733,488	9,083	198,104	
1993	48,558	1,657,391	9,052	189,020	
1994	46,514	1,682,836	8,533	180,832	
1995	46,096		8,412	181,403	
1996	43,626		8,080	170,117	
1997	43,312		7,989	169,578	
1998	42,344	1,754,660	8,437	168,535	
1999	41,901	1,807,283	8,029	167,572	
2000	40,761	1,761,543	7,643	162,117	
2001	39,864	1,700,000	7,720	153,945	
2002			7,242	137,839	
2003			5,732	111,135	(provisional figures)

Progress in vehicle design has more than halved the risk of occupant injury in the event of an accident. Improvements in road infrastructures have also helped to bring down the number of accidents.

A Renault expert is a member of the "eSafety" working group set up by the European Commission and heads the "On-Board Technologies" sub-group. This working group has put forward recommendations to speed up the deployment of new information and communications technologies to improve road safety.

3.4.4.2. Accident research

Recognizing the importance of safety, the two French automakers – Renault and Peugeot – joined forces to set up the Laboratory for Accident Research, Biomechanics and Study of Human Behavior, known as LAB.

Safety has been a major concern of Renault since the establishment of the Laboratory of Physiology and Biomechanics in 1954, renamed LAB in 1969. Financed mainly by the two French automakers, the LAB facility is the only one of its kind in Europe. Its medical and engineering experts collaborate closely, particularly in studies of the behavior of the human body under impact.

Renault also possesses the world's largest accident research database, which enables collisions to be re-enacted on the basis of real-life accidents in order to understand their causes and limit their effects. This expertise places Renault in the forefront of automotive safety.

Renault also supports all initiatives and equipment intended to favor careful, safe driving, such as the wearing of safety belts, harmonization of speed limits in Europe and all awareness-raising schemes targeting drivers in general.

The company is an active participant in studies of safety factors, to which it contributes its expertise and its capacity for analysis, and is involved in an ambitious international educational program. The objective is to improve human behavior, which LAB has shown to be a clear causal factor in road traffic accidents.

Causes of fatal accidents

As % of fatal accidents		
Caused by:	user	75%
	infrastructure	7%
	vehicle	1%
	traffic conditions	17%

Within the company itself, a committee composed of specialists in occupational health and safety, doctors and experts in accident research analyze the causes of road accidents in which company personnel are involved, particularly those which occur during the journey between home and work, in order to develop awareness and offer appropriate training. Those participants who are most vulnerable to accident risks in their working environment follow a training program in driving safety.

3.4.4.3. Active safety

The purpose of active safety is to prevent accidents, by taking both vehicle parameters and driver reactions into account. Following on from ABS technology, new systems have been developed, such as the electronic stability program (ESP), to correct the difference between driver input and the desired trajectory, and the tire pressure monitoring system.

New models in the range, equipped with smart electronics and on-board computers, are able to interpret driving conditions (weather, speed, traffic) and to adjust vehicle behavior accordingly, thanks to adaptive cruise control for example. In this area, Renault has been involved since the end of 2001 in the Lavia project (Limiteur s'Adaptant à la Vitesse Autorisée) initiated by the French Ministry of Transport to study the acceptability and effects on driving behavior of an on-board system that limits vehicle speed to the authorized maximum on the road where the vehicle is traveling. Renault supplied prototype vehicles for this program in 2003.

Alongside these preventive measures, which are part of active safety, it is essential to minimize the consequences of traffic accidents by protecting vehicle occupants and pedestrians. This is known as passive safety.

3.4.4.4. Passive safety

A cornerstone of Renault's safety strategy, the principle of "**safety for all**" aims to protect all car occupants according to the severity of the impact, their age, morphology and position in the vehicle.

It is based on four major principles:

- focus on the occupant in order to improve his/her in-car safety;
- develop safety for all – children and adults, front and rear passengers;
- achieve maximum safety regardless of the type or size of model;
- take account of occupants of other vehicles in the development of car-to-car crash compatibility.

The results take the form of innovative, dedicated equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

Renault achieved excellent passive safety results in 2003. Scénic II and Espace IV obtained a **five-star rating** and were both rated "best in class", with Espace IV achieving the top absolute score. Renault's older vehicles also scored well, with a 3-star rating for Twingo and four stars for Kangoo. Renault is currently the only automaker to market five models with a five-star rating in the Euro NCAP tests. It offers the safest range on the European market.

All vehicles in the Renault range are equipped with the Renault **System for Restraint and Protection (SRP)**. This unique system comprises programmed restraint airbags with controlled deflation, safety belt pretensioners, load limiters and close-contact head restraints. It is designed to absorb energy during sudden deceleration at the moment of impact, often the cause of fatal chest injuries. The load exerted on the chest by an impact at 56-60kph is lowered to 400kg, versus 900kg without a safety system.

For several years, Renault has been paying particular attention to the problem of child safety. Children are not just miniature adults and specific research is necessary to identify their precise needs. Renault has deployed its know-how and expertise in this field to conduct in-depth studies. Children have not only particular morphological characteristics, but also specific desires, worries, lifestyles and attitudes towards car travel. Renault is testing and developing restraint systems for each model in the range, using appropriate advanced technology systems. Children will benefit from the latest protective systems (infant carriers, child seats, adult safety systems tailored to children's needs), based on the conclusions of the European CREST (Child Restraint) program completed in 2000 and supervised by Renault.

3.4.4.5. Promoting road safety

On June 5, 2003 Louis Schweitzer signed a road safety **partnership charter** with the French transport minister, confirming the group's commitment to the cause of road safety.

Since June 2003 Renault has launched a series of road safety campaigns for group employees in France and abroad, for the sales network, for the general public (notably by sponsoring TV road safety programs), and for children and young people.

- **Actions targeting group employees:**

A total of 116,000 people took part in the "road safety month" in June 2003, via exhibitions and events on 23 French sites and in 30 countries. A driver's charter (translated into 10 languages) was also distributed to all Renault group personnel.

- **Actions targeting the sales network:**

The theme of road safety will receive broad coverage in network media (Synchro, Renault TV, deployment meetings, etc.).

- **Actions targeting the general public:**

In France, Renault sponsors TV programs featuring street polls on topics such as safety belts, speed, etc. analyzed by Renault experts. From September to November 2003, a series of one-minute clips on the theme of road safety were broadcast regularly on the main French TV channels. Renault has also opened a school for advanced drivers in Poland.

- **Actions targeting children and young people: "Safety for all"**

Because human behavior is a contributing factor in almost 80% of road accidents and because it is important to adopt the right habits from the earliest age, Renault is pursuing its "Safety for All" international road safety program, based on its knowledge and experience in this field.

Since 2001 the "Kids on the Road" teaching kit and the international competition for primary schools have already reached an audience of more than five million young children.

In the autumn of 2003, spurred on by this success, Renault launched the "Express yourself!" campaign for secondary schools in France, Switzerland and Spain. Schoolchildren are invited to design posters promoting responsible behavior on the road. Teachers receive a teaching kit with interactive tools.

The best poster in each country will be posted up nationwide for everyone to see.

In parallel, local road safety initiatives targeting young drivers are being organized in Germany, Belgium, Spain, France, Italy and Poland.

All Renault's road safety initiatives in the 16 participating countries are detailed on the dual-language website: www.securite-pour-tous.com/www.safety-for-all.com.

3.4.4.6. e-safety, a European ambition

The European Commission has set ambitious targets for a 50% reduction in the number of road accident fatalities between 2000 and 2010.

To work towards this target while enhancing European competitiveness, the idea of supporting new technologies for use in vehicles and their environment has been put forward.

On the initiative of the European Commissioner Erki Liikanen and with the logistic support of ERTICO and ACEA, a public/private consultation known as the e-Safety Forum was launched in 2002 and pursued in 2003.

The Forum has issued a report containing 28 recommendations. Four of these were earmarked as priorities and corresponding working groups have been set up:

- Accident database
- Ergonomics
- e-Call (emergency call)
- real-time traffic information

Renault's experts are working actively in this Forum and in the working groups to achieve practical progress in these priority areas.

At the World Congress on Intelligent Transport Systems (ITS) held in Madrid in mid-November 2003, a progress report was made at an e-Safety Forum meeting chaired jointly by the Commissionner Erki Liikanen, by Louis Schweitzer, current ACEA President and Patrick Faure, Vice-Chairman of ERTICO

3.4.5 CONTRIBUTION TO CIVIL SOCIETY

3.4.5.1. Local action for the disabled

Renault is involved in numerous local initiatives to assist the disadvantaged. For example, continuing its efforts for **disabled people** that began 50 years ago, Renault publishes ***En route***, a practical guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices). Renault's website, www.renault.fr, also includes a section of practical information for disabled people, Handi-Services (on www.renault.fr/handiservices).

For several years, Renault has been an active partner of the **Motability** car scheme for the disabled in the UK.

Support software is also available to help dealers and agents address the needs of disabled people and offer them the widest possible choice of vehicles and equipment suited to their special needs.

3.4.5.2. Education and culture

In many countries, Renault supports educational and cultural projects, in ways that go beyond financing, with an emphasis on the practical aspects of its actions:

- To foster mutual understanding between countries with vastly different cultures, Renault set up the **Renault Foundation** in cooperation with 15 French and Japanese universities, which assists Japanese students to complete their studies in Europe.

- Since 1989, Renault has set up an **original educational aid for high-school economics and technology teachers.**

  - Economics teaching: the aim of this project is to explain the economic issues and human and technical factors in the automobile industry to high-school students and teachers. The material, designed with researchers and teachers and validated by the education department, respects teachers' freedom and encourages interaction with the students.

  - A full 10,000 of the program's four kits, regularly updated since 1989, have been distributed to date. They have been used with nearly 2 million students in France and in French high schools abroad. The program was tested in the UK and Spain, but differences in syllabuses in different European countries make it difficult to use outside France.

- In Turkey, Renault is involved in a program to teach children what to do in the event of an earthquake.

- In 2003 Renault became the main partner in the **Valued Citizens program**, a project it has supported since its creation in 2001. The program aims to develop a new sense of citizenship in the state schools of South Africa's most disadvantaged communities by supporting the teaching objectives set by the country and by applying the democratic principles of its constitution.

The Valued Citizens Initiative has a dual objective:

  - Raise students' sense of citizenship and help them build a sound value system, starting in primary school,

- Involve not only teachers, but all players in the education system (educators, parents), via training sessions to foster democratic values in the classroom.

Its principles are both simple and ambitious:

- Create a new sense of citizenship to foster more positive attitudes at community level and make the education system more efficient;
- Create an educational environment that encourages respect for others and a sense of responsibility;
- Prevent rising crime and violence;
- Offer unemployed young people job opportunities as mediators.

Based on a common vision understood by all, and built around practices and learning methods designed to make children proud of their South African citizenship, the Valued Citizens program is much more than a course in civic responsibility. It promotes self-confidence, self-esteem and respect for others, it reveals to students their potential and teaches them self-criticism. It also helps them build a consistent, sound value system around the notions of responsibility, dignity, love and tolerance.

Started in 10 schools in Soweto and Alexandra (1,500 students and 30 teachers), the program has now been extended to 32,500 students and 500 teachers in 335 schools in the Gaugent and Free State provinces. Renault is committed to supporting this initiative and contributing to its development. It will be extended to middle schools in 2004.

3.4.5.3. Other actions

Around the world, Renault also participates in:

Global Compact:

- Proposed by the UN Secretary General, Kofi Annan, in July 2000, the Global Compact brings major international companies together with the UN agencies and NGOs (non-governmental organizations) around the idea of sustainable and responsible development, underpinned by nine principles. The partners are invited to uphold and advance these principles both internally and externally. As a fully concerned and responsible player, Renault officially joined the Global Compact in July 2001, undertaking to post every year an example of good practice and a learning experience in accordance with the UN principles. Renault's example can be viewed on the Global Compact's official site: www.unglobalcompact.com.
- This commitment was further strengthened in 2003. In July last year, the President Louis Schweitzer sent a letter to the CEOs of Renault's one hundred largest French and world suppliers to tell them about the Global Compact and encourage them to adhere to its principles.

Global Corporate Citizenship:

- Renault's Chairman signed the initiative's joint statement, The Leadership Challenge for C.E.O.s and Boards, which recommends a framework for action that business executives can use to develop a strategy for managing their company's impact on society and to develop relationships with stakeholders.
- Renault is one of the 28 companies from 14 countries that responded to the World Economic Forum's survey of 38 C.E.O.s to identify the issues raised by corporate citizenship for business management and to analyze the ways in which companies address those issues. The results of this survey were among the preparatory documents for the WEF summit held in Davos in January 2003.

In addition to these organizations and associations, Renault applies the guidelines of the O.E.C.D. (Organization for Economic Cooperation and Development) and belongs to other bodies with more specific mandates, that seek to involve companies in their activities. These include:

In France, Renault is a member of:

Airparif: Para-statal organization that monitors levels of air pollution in Paris. It consists of representatives from the French government, industry, local councils from the Ile de France region and approved environmental associations.

Comité 21: A committee comprising representatives from most large French companies, local and regional councils, associations, public bodies and other competent persons. It was set up in 1995 to monitor the commitments made by governments at the Rio Summit.

Entreprise pour l'Environnement (EpE): Discussion forum on environmental and sustainable development issues.

Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE): This recently founded corporate responsibility observatory brings together some 20 companies with trade unions, investors and audit firms. A forum for exchange and proposals, ORSE seeks to promote the ideas of rating companies and sustainable development.

At European level:

European Roundtable of Industrialists (ERT): A forum of 45 European industrial leaders aimed at promoting the competitiveness and growth of Europe's economy. Since its inception in 1983, ERT has contributed significantly to improved dialogue between industry and governments at both national and European levels.

Vigeo: Agency founded in summer 2002 that rates the social and environmental behavior of European corporations. Vigeo has three categories of shareholders: companies, investors and trade unions. A scientific board supervises its activity. Some 30 European companies, including Renault, are members.

Renault also supports several foundations that assist people and communities, and promote culture and ethics.

Society:

Fondation Georges Besse: Established in 1987 on the initiative of Renault, a founder member in partnership with other major French companies, this foundation awards grants to outstanding young people who for financial reasons would otherwise be unable to fulfill their intellectual and human potential.

Fondation Marcel Bleustein Blanchet (former Fondation de la Vocation): It awards 20 to 30 grants every year to young people for projects in the fields of art, technical applications, communications or science.

Association Solidarité Défense: Set up by the Defence Ministry after the Gulf War and the Balkan crisis.

Culture:

Fondation Marius Berliet, previously financed by Renault V.I.: Funded by Renault since 2001, the foundation works to protect and restore old light commercial vehicles.

Society for European Business History: German-law organization that holds conferences and events on corporate image and culture.

Ethics:

Transparence Internationale France: A society set up in 1993 by business leaders and decision makers from across the world. The members of this association undertake not to commit any act of corruption directly or indirectly, to combat corruption and to implement concrete measures to discourage corruption.

3.5. RESEARCH AND DEVELOPMENT POLICY

The Automobile Division invests heavily in research and development to renew and broaden the range and provide the best standards of service to customers. This spending also aims to address the challenges facing the automobile industry, notably with regard to environmental issues (see chapter 3.3 Environmental performance).

R&D activities will continue to grow without any additional spending, thanks to synergies with Nissan.

Automobile Division R&D spending (2003 scope of consolidation)

	2001	2002	**2003**
R&D expenses [(1)]	1,908	1,765	1,737
Revenues [(2)]	34,525	34,456	35,535
R&D spend ratio	**5.6%**	**5.1%**	**4.9%**
Workforce	11,200	11,500	11,929
Patents	364	450	532

[(1)] Excluding the effects of IAS 38 on capitalization of development expenses, which came into force in 2002.
[(2)] Figures for 2001 and 2002 were calculated on the basis of the Automobile Division's 2003 scope of consolidation.

For Renault, **2003 was the Mégane year**, in terms of both **development performance,** with 7 launches in 17 months, and **product performance**, with Mégane topping the sales charts in Europe. Reducing development cycles is one of the keys to being competitive. Renault achieved this by making some fundamental changes to its processes, including a reduction in the number of prototypes, an increase in digital project reviews, extensive synchronization and standardization, and organizational changes during the project start-up phases. The benefits of these results will contribute to the internationalization process, during the development of local vehicle versions that are tailored to the markets in which Renault plans to establish operations.

R&D POLICY LINES

3.5.1. INNOVATION ACROSS THE RANGE

In 2003, the technological advances that featured in Laguna II were incorporated into the new top-end vehicles (Vel Satis and Espace IV) and Mégane II. Renault continued its policy of fitting its compact hatchbacks with the very latest technological innovations, for both safety (ESP electronic stability program, speed limiters/cruise control) and comfort (keyless vehicles, Carminat navigation system, electric power steering). Likewise, the most recent engine and gearbox innovations developed for top-range models (variable inlet valve timing, six-speed gearboxes) are also being fitted in mid-sized vehicles for enhanced performance and fuel economy.

3.5.2. EXCELLENCE IN SAFETY STANDARDS

In 2002, Vel Satis and Mégane II offered further proof of Renault's outstanding vehicle safety performance by obtaining 5 stars in the independent Euro NCAP crash tests. In 2003, Scénic II and Espace IV repeated this performance, both being recognized as the safest cars in their segments.

These excellent test results illustrate the constant progress in occupant protection achieved through the use of innovative structural materials (ultra high-yield steel), anti-submarining airbags, integrated head rests on all seats, reinforced rear seat frames to protect against luggage intrusion, Isofix child safety seats, etc. The child head rest, a Renault development, will be a feature of Scénic II and will later be installed in all models.

These results also reflect the methodical work of Renault's safety experts who have kept detailed records of real-life accidents over many years and built up a valuable information database for developing effective occupant protection, understanding driver behavior and devising driver assistance systems that enhance vehicle safety. In addition to keeping detailed records, driver psychology also comes under scrutiny as part of the development of an **integrated safety program** that has three main goals:

- **prevention:** through the development of detection and warning systems;
- **correction:** through the extensive use of driving aids (ABS, emergency brake assist, ESP);
- **protection:** through improved passive safety (5 stars awarded by Euro NCAP).

In 2003, Scénic II was equipped with the most recent innovations: latest-generation ABS braking, ESP with understeer control, and speed limiter/cruise control with easy access via the steering wheel. Not forgetting the seat belt reminder – a life-saver in the event of an accident. The Ultimate experiment is developing the use of dynamic simulators to identify vehicle designs offering the highest levels of occupant protection, taking account of driver behavior (drowsiness, ergonomics, reactions to other road users, etc.)

In parallel, the Lavia project, conducted in association with the public authorities, involves tests on captive fleets to assess the effectiveness and acceptability of interactive cruise control systems.

3.5.3. GUARANTEEING TRAVELING COMFORT

Though roadholding takes priority, Renault's experts are also focusing on driving pleasure and response to driver input on all vehicles of the range. This begins with the suspension system specialists, who have filed new patents on suspensions and equipped Mégane II with electric power steering. Projects such as global chassis control and Actis are developing ways of increasing the ease and comfort of driving, even under difficult circumstances, such as when cornering or driving on slippery surfaces.

It is the task of engine specialists to find the optimal combination of performance, fuel economy and silent running. The Mégane II engines are a further illustration of their know-how (1.9-liter turbo diesel dCi and 2-liter 16V gasoline engines coupled with new-generation six-speed gearboxes).

Acoustic comfort both inside and outside the vehicle is an ongoing concern. After Laguna II, the elite club of vehicles with external noise of below 71dBA (3dBA below the current standard) now includes Vel Satis, Espace IV and Mégane II. These results are the fruit of tireless efforts to reduce all sources of noise: engine vibration, body resonance, road noise, air flows, etc. The war against noise is being fought step by step, on a wide range of fronts.

On-board visibility is increasing all the time (panoramic sunroofs) and extending across the entire range, in parallel with major advances in thermal comfort. The specific architecture of Espace IV incorporates underfloor air conditioning and a network of ducts built into the structure of the passenger compartment, with upper and lower vents providing adjustable air flows to each row of seats.

Traveling is more pleasurable for driver and passengers if they are freed from unnecessary worry. Renault's R&D teams are extending the keyless car concept and the navigation system with traffic information. The automatic parking brake is still reserved for top-range vehicles (Vel Satis and Espace IV, Scénic II from the comfort version).

3.5.4. PROTECTING THE ENVIRONMENT

Our R&D teams are developing techniques applicable now or in the near future to reduce greenhouse gas emissions (CO_2) and non-renewable energy consumption, thereby improving air quality.

Emissions and energy consumption

A wide range of technological research projects, backed by numerous exchange and study programs, (ACEA, CCFA, Club CRIN, etc.) are examining the potential of alternative energies to replace conventional vehicle fuels. The main project in this area concerns the **fuel cell**, now in a second research phase with Nissan. The aim is to develop an attractive, competitively priced car to be launched on the market by around 2010.

Renault is also continuing research into the different possible forms of hybrid vehicle.

To reduce fuel consumption and pollutant emissions, "conventional" technologies still offer plenty of scope for progress. Numerous innovations are being tested on existing volume-produced vehicles, such as on-board energy management (alternators, batteries, etc.) and new components (variable electric climate control, etc.). Research into **post-treatment** is aiming to develop innovative solutions for the treatment of diesel and gasoline emissions. Digital aerodynamics is also being developed to calculate the effect of different design choices on air drag and hence on energy consumption.

Research programs are also focusing on conventional internal combustion engines and on weight reduction. The results are regularly integrated into the latest production models. This year, for example, the variable inlet valve timing has been fitted on the 1.6-liter 16-valve engine of Mégane II and multimaterial bodies – aluminum / high-yield steel / composites – are an industrial reality for top-range vehicles.

Air quality

The group is pursuing research into the factors which generate pollution, as well as the effects of pollutants, and is analyzing the results of epidemiological studies with the aim of taking more effective action. Work is focusing on:

- The way particulates (atmospheric, terrigneous, diesel) act on bronchial cells;
- Review and analysis of trends in air quality on different geographical scales in relation to current standards;
- A specific study of interior air quality, with a comparative evaluation of different methods to treat incoming air. Renault is following the work of the French Interior Air Institute in this field;
- Improving knowledge of both the granulometry and the composition of particulate emissions.

3.5.6. THE ALLIANCE WITH NISSAN, A CATALYST FOR EFFICIENCY

Synergy with Nissan is progressing apace. Two vehicles based on common platforms are already on sale, one inaugurated by Nissan with the launch of the March in Japan and the Micra in Europe, and the other by Renault with Mégane II. A Nissan V6 equips the Renault Vel Satis and Espace, the new Mégane six-speed gearbox is made by Nissan, while the 1.5-liter dCi Renault engine is mounted in the Nissan Almera and Micra. Close cooperation in the field of R&D includes work on fuel cells, hybrid vehicles, integrated safety and post-treatment.

The pooling of experience that underpins these projects serves as a performance catalyst for our technical teams. Projects in the pipeline include a third platform for top-range models and closer synergies for research.

***

CHAPTER IV: FINANCIAL STATEMENTS

4.1 CONSOLIDATED FINANCIAL STATEMENTS

4.1.1 STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2003

This is a free translation into English of the original statutory auditors' report on the consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. The auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards."

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2003.

The consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the requirements of Article L.225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, which came into effect for the first time this year, we hereby report on the following matters:

As set forth in the notes, the Renault Group prepares its consolidated financial statements using the accounting policies and methods prescribed by the current IAS standards which are compatible with the options available under French generally accepted accounting principles. In this context, the Renault Group:

- recognizes pension and post retirement benefit obligations (note 1.G.),
- defers sales deriving from contracts containing a buyback clause (note 1.E.),
- capitalizes development costs as intangible assets, from January 1, 2002, on a prospective basis (note 1.F.).

As indicated in note 2.2.A., given the specific nature of the Renault-Nissan Alliance, the fact that during fiscal year 2002, the Group exceeded the 40% voting right threshold – triggering a rebuttable presumption of control under French GAAP – has not resulted in the Group's changing its accounting method used for its investment in Nissan Motor since 1999 (equity method). Our audit procedures included the analysis of all legal elements and also actual facts pattern observed within the Alliance underlying the accounting method adopted by the Renault Group since 1999.

The Renault Group Management makes estimates and assumptions which relate primarily to the impairment of non-current assets and the recognition of deferred taxes (see notes 7 and 9 to the financial statements). The Renault Group used planning tools and multi-annual financial plans, the elements of which – cash flows and forecasted taxable income in particular – are used to ascertain the recoverable value of non-current and deferred tax assets. We have reviewed this documentation, whenever necessary for the application of accounting policies so as to assess the valuation adopted by the Group for the assets concerned.

The assessments on these matters were made in the context of our audit approach of the consolidated financial statements taken as a whole and therefore contribute to enable us to express an unqualified opinion given in the first part of this report.

SPECIFIC PROCEDURES AND DISCLOSURES

In accordance with professional standards applicable in France, we have also verified the information given in the Group management's report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly and Courbevoie, 9 March 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU		ERNST & YOUNG AUDIT	
O. AZIÈRES	A. RAIMI	J.F. BELORGEY	D. MARY-DAUPHIN

4.1.2 CONSOLIDATED FINANCIAL STATEMENTS

4.1.2.1 Consolidated income statements

€ million	2003	2002	2001
Sales of goods and services	35,658	34,586	34,617
Sales financing revenues (note 4)	1,867	1,750	1,734
Revenues (note 3)	**37,525**	**36,336**	**36,351**
Cost of goods and services sold	(29,273)	(28,178)	(28,240)
Cost of sales financing (note 4)	(1,155)	(1,169)	(1,165)
Research and development expenses	(1,243)	(1,143)	(1,935)
Selling, general and administrative expenses	(4,452)	(4,363)	(4,538)
Operating margin (note 1-J)	**1,402**	**1,483**	**473**
Other operating income and expenses (note 7)	(168)	(266)	231
Operating income	**1,234**	**1,217**	**704**
Net interest income (expense)	(129)	(179)	(109)
Other financial income and expenses, net	58	88	45
Financial expense (note 8)	**(71)**	**(91)**	**(64)**
Share in net income of Nissan Motor (note 12)	1,705	1,335	497
Share in net income (loss) of AB Volvo (note 13)	175	71	(26)
Share in net income (loss) of other companies accounted for by the equity method (note 14)	(20)	(75)	(91)
Group pre-tax income	**3,023**	**2,457**	**1,020**
Current and deferred taxes (note 9)	(510)	(447)	(67)
Group net income	**2,513**	**2,010**	**953**
Minority interests	(33)	(54)	98
Renault net income	**2,480**	**1,956**	**1,051**
Earnings per share in Euros [2] (note 10)	9,32	7.53	4.38
Number of shares outstanding (in thousands) (note 10)	265,960	259,560	239,998

(1) Renault has capitalized development expenses since January 1, 2002, (notes 1-F and 11), with no retroactive effect to 2001. For 2003, this change of policy generates a favourable impact of €465 million on the operating margin (€587 million in 2002) and €498 million on Renault's net income (€597 million in 2002).

(2) In accordance with French accounting regulations, treasury shares held for the purposes of stock option plans awarded to Group managers and executives are considered to be in circulation. The diluted earnings per share is therefore identical to the non-diluted earnings per share.

Key figures before capitalization of development expenses (note 11):

€ millions	2003	2002	2001
Operating margin	937	896	473
Renault net income	1,982	1,359	953

4.1.2.2 Consolidated balance sheets at December 31

€ million	2003 (1)	2002 (1)	2001 (1)
ASSETS			
Intangible assets (note 11)	1,394	905	303
Property, plant and equipment (note 11)	10,392	10,262	10,222
Investments in companies accounted for by the equity method	8,933	7,966	6,985
Nissan Motor (note 12)	*7,219*	*6,348*	*5,287*
AB Volvo (note 13)	*1,554*	*1,442*	*1,469*
Other companies (note 14)	160	*176*	*229*
Other investments and financial assets (note 15)	396	418	607
Deferred tax assets (note 9)	1,328	1,378	1,668
Inventories (note 17)	4,872	4,780	4,832
Sales financing receivables (note 16)	19,614	17,872	16,845
Automobile receivables (note 18)	2,096	2,067	2,465
Other receivables and prepaid expenses (note 19)	2,136	2,043	1,985
Loans and marketable securities (note 20)	2,854	2,183	2,082
Cash and cash equivalents (note 20)	4,276	3,354	2,135
Total assets	**58,291**	**53,228**	**50,129**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	1,086	1,086	923
Share premium	3,453	3,453	2,420
Retained earnings	7,638	6,026	5,607
Translation adjustments	(1,066)	(693)	50
Net income	2,480	1,956	1,051
Shareholders' equity (note 21)	**13,591**	**11,828**	**10,051**
Minority interests	395	377	385
Deferred tax liabilities (note 9)	885	730	695
Pensions and other post-retirement benefit obligations (note 22)	861	772	731
Other provisions for risks and liabilities (note 23)	2,255	2,317	2,024
Interest-bearing borrowings (note 24)	27,182	24,485	23,491
Automobile division	*7,069*	*6,749*	*7,451*
Sales financing division	*20,113*	*17,736*	*16,040*
Trade and other payables	7,197	6,933	7,246
Other liabilities and deferred income (note 25)	5,925	5,786	5,506
Total shareholders' equity and liabilities	**58,291**	**53,228**	**50,129**

(1) Renault has capitalized development expenses since January 1, 2002, (notes 1-F and 11), with no retroactive effect to 2001. For 2003, this change of policy generates an increase of €1,114 million in intangible assets (€622 million in 2002) and €1,088 million in shareholders' equity (€597 million in 2002).

4.1.2.3 Changes in consolidated shareholders' equity

€ million	Number of shares (in thousands)	Share capital	Share premium	Translation adjustment	Retained earnings	Total
Balance at December 31, 2000 before allocation	**239,798**	**914**	**2,367**	**551**	**5,820**	**9,652**
Capital increase	2,398	9	53	-	-	62
Dividends	-	-	-	-	(213)	(213)
Change in translation adjustment	-	-	-	(501)	-	(501)
2001 net income	-	-	-	-	1,051	1,051
Balance at December 31, 2001 before allocation	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**
Capital increase (1)	42,741	163	1,033	-	-	1,196
Dividends	-	-	-	-	(234)	(234)
Change in translation adjustment	-	-	-	(693)	-	(693)
2002 net income (2)	-	-	-	-	1,956	1,956
Other changes (3)	-	-	-	-	(448)	(448)
Balance at December 31, 2002 before allocation	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**
Dividends	-	-	-	-	(294)	(294)
Change in translation adjustment	-	-	-	(423)	-	(423)
2003 net income	-	-	-	-	**2,480**	**2,480**
Balance at December 31, 2003 before allocation	**284,937**	**1,086**	**3,453**	**(1,066)**	**10,118**	**13,591**

Details of changes in consolidated shareholders' equity in 2003 are given in note 21.

(1) After neutralization related to Renault's 44.4% investment in Nissan (notes 2.2-A and 12).

(2) Including the impact, net of taxes, of the capitalization of development expenses incurred from January 1, 2002 (€597 million) (notes 1-F and 11).

(3) Impact related to Renault's increased investment in Nissan following the Nissan capital increase reserved for Renault (notes 2.2-A and 12).

4.1.2.4 Statement of cash flows

OPERATING ACTIVITIES

€ million	2003 [1]	2002 [1]	2001
Renault net income	2,480	1,956	1,051
Depreciation and amortization [2] (note 11-C)	2,223	2,066	1,786
Net effects of sales financing credit losses	182	213	158
(Gains)/losses on asset disposals [2]	(216)	(207)	(786)
Net allocations to long-term valuation provisions	321	409	138
Share in net income of companies accounted for by the equity method (net of dividends received) [3]	(1,516)	(1,072)	(275)
Deferred taxes	53	159	(286)
Minority interests	33	54	(98)
Cash flow	**3,560**	**3,578**	**1,688**
Financing for final customers	(11,921)	(11,208)	(10,175)
Customer repayments	10,257	10,114	8,744
Net change in renewable dealer financing	(339)	(282)	(796)
Increase in sales financing receivables	**(2,003)**	**(1,376)**	**(2,227)**
Bond issuance (note 24-A)	1,550	1,266	1,266
Bond redemption (note 24-A)	(1,123)	(1,095)	-
Net change in other interest-bearing borrowings	1,516	1,592	434
Net (increase) decrease in loans and marketable securities	(33)	(61)	(15)
Net change in interest-bearing borrowings for the sales financing division	**1,910**	**1,702**	**1,685**
Decrease (increase) in inventories	(189)	(300)	25
Decrease (increase) in trade receivables for the automobile division	(114)	263	328
Decrease (increase) in other receivables and prepaid expenses	(157)	(290)	440
Increase (decrease) in trade and other payables	366	(71)	379
Increase in other liabilities and deferred income	170	565	779
Decrease (increase) in working capital	**76**	**167**	**1,951**
CASH FLOWS FROM OPERATING ACTIVITIES	**3,543**	**4,071**	**3,097**

(1) *Renault has capitalized development expenses since January 1, 2002, (notes 1-F and 11), with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities, and this has a favourable impact of €539 million on cash flow and €533 million on cash flows from operating activities in 2003 (respectively €602 million and €637 million in 2002).*

(2) *The presentation of figures for 2002 and 2001 has been altered to include the effect of goodwill amortization on depreciation and amortization (€17 million in 2002 and €9 million in 2001).*

(3) *Dividends received from companies accounted for by the equity method totalled €344 million in 2003 (€260 million in 2002 and €105 million in 2001)*

INVESTING ACTIVITIES

€ million	2003	2002	2001
Nissan capital increase reserved for Renault	-	(1,875)	-
Other acquisitions, net of cash acquired	(73)	(98)	(109)
Purchase of property, plant and equipment and intangibles [2]	(3,234)	(3,390)	(3,065)
Disposal of investments, net of cash transferred	93	209	711
Proceeds from disposal of property, plant and equipment and intangibles [2]	534	276	424
Net (increase) decrease in other financial assets	(29)	154	(51)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,709)**	**(4,724)**	**(2,090)**

FINANCING ACTIVITIES

€ million	2003 [1]	2002 [1]	2001 [1]
Bond issuance (automobile division) (note 24-A)	1,427	1,008	462
Bond redemption (automobile division) (note 24-A)	(229)	(228)	(316)
Net increase (decrease) in interest-bearing borrowings for the automobile division	9	(764)	(900)
Net (increase) decrease in loans and marketable securities	(756)	41	599
Renault SA capital increase reserved for Nissan		2,158	-
Other proceeds from shareholders	1	61	-
Dividends paid to parent company shareholders	(316)	(250)	(213)
Dividends paid to minority interests	(21)	(35)	(47)
CASH FLOWS FROM FINANCING ACTIVITIES	**115**	**1,991**	**(415)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**949**	**1,338**	**592**
Opening balance	**3,354**	**2,135**	**1,812**
Increase	949	1,338	592
Effect of exchange rate changes	(27)	(119)	(270)
Closing balance	**4,276**	**3,354**	**2,135**

(1) Renault has capitalized development expenses since January 1, 2002, (notes 1-F and 11), with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities rather than operating activities, and this generates an increase of €568 million in purchases of intangible assets for 2003 (€637 million in 2002).

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million in 2003 (€243 million in 2002 and €140 million in 2001), for investments of €174 million in 2003 (€209 million in 2002 and €179 million in 2001).

4.1.2.5 Information by division

2003

€ million	Automobile	Sales Financing	Interdivision transactions	Consolidated total
Income statement items by division				
External sales	35,535	1,990	-	**37,525**
Interdivision sales (1)	420	177	(597)	**-**
Revenues	35,955	2,167	(597)	**37,525**
Operating margin	1,035	367	-	**1,402**
Operating income	858	376	-	**1,234**
Financial income (expense)	42	3	(116)	**(71)**
Share in net income of companies accounted for by the equity method	1,860	-	-	**1,860**
Current and deferred taxes	(392)	(118)	-	**(510)**
Group net income	2,368	261	(116)	**2,513**
Balance sheet items by division				
Property, plant and equipment and intangibles	11,339	625	(178)	**11,786**
Investments accounted for by the equity method	8,933	-	-	**8,933**
Other investments and financial assets	1,957	11	(1,572)	**396**
Deferred tax assets	1,044	226	58	**1,328**
Inventories	4,867	5	-	**4,872**
Customer receivables	2,222	20,006	(518)	**21,710**
Other receivables and prepaid expenses	1,529	683	(76)	**2,136**
Loans and marketable securities	2,670	771	(587)	**2,854**
Cash and cash equivalents	3,215	1,065	(4)	**4,276**
Total assets	**37,776**	**23,392**	**(2,877)**	**58,291**
Shareholders' equity	13,643	1,555	(1,607)	**13,591**
Minority interests	391	4	-	**395**
Provisions for risks and liabilities and deferred tax liabilities	3,615	352	34	**4,001**
Interest-bearing borrowings	7,634	20,548	(1,000)	**27,182**
Trade and other payables	7,253	-	(56)	**7,197**
Other liabilities and deferred income	5,240	933	(248)	**5,925**
Total shareholders' equity and liabilities	**37,776**	**23,392**	**(2,877)**	**58,291**
Cash flow statement items by division				
Cash flow	3,150	579	(169)	3,560
Increase in sales financing receivables	-	(2,043)	40	**(2,003)**
Net change in interest-bearing borrowings for the sales financing division	-	1,935	(25)	**1,910**
Change in working capital	239	(128)	(35)	**76**
Cash flows from operating activities	**3,389**	**343**	**(189)**	3,543
Purchase of property, plant and equipment, net of disposals	(1,927)	(253)	88	**(2,092)**
Purchase of intangibles, net of disposals	(606)	(2)	-	**(608)**
Equity investments, net of disposals	25	(5)	-	**20**
Net change in other financial assets	(29)	-	-	**(29)**
Cash flows from investing activities	**(2,537)**	**(260)**	**88**	**(2,709)**
Shareholder financing	(337)	(101)	101	**(337)**
Other financing	278	-	174	**452**
Cash flows from financing activities	**(59)**	**(101)**	**275**	**115**
Increase (decrease) in cash and cash equivalents	**793**	**(18)**	**174**	**949**
Impact of changes in translation adjustment and scope of consolidation on cash and cash equivalents	(41)	11	3	**(27)**
Other	(5)			
Change in net financial indebtedness (3)	**747**			
Other information by division				
Capital expenditure (2)	2,788	666	(220)	**3,234**
Depreciation and amortization	2,117	158	(52)	**2,223**
Non cash expenses other than depreciation	306	197	-	**503**
Research and development expenses	1,243	-	-	**1,243**
Personnel expenses	4,907	208	-	**5,115**
Workforce at December 31	127,531	3,209	-	**130,740**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million for investments of €174 million.

(3) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the Automobile division (note 1-B).

2002

€ million	Automobile	Sales Financing	Interdivision transactions	Consolidated total
Income statement items by division				
External sales	34,456	1,880	-	**36,336**
Interdivision sales (1)	344	200	(544)	**-**
Revenues	34,800	2,080	(544)	**36,336**
Operating margin	1,187	293	3	**1,483**
Operating income	928	286	3	**1,217**
Financial income (expense)	26	4	(121)	**(91)**
Share in net income of companies accounted for by the equity method	1,331	-	-	**1,331**
Current and deferred taxes	(343)	(104)	-	**(447)**
Group net income	1,942	186	(118)	**2,010**
Balance sheet items by division				
Property, plant and equipment and intangibles	10,795	372	-	**11,167**
Investments accounted for by the equity method	7,966	-	-	**7,966**
Other investments and financial assets	1,819	9	(1 410)	**418**
Deferred tax assets	1,179	199	-	**1,378**
Inventories	4,777	3	-	**4,780**
Customer receivables	2,214	18,270	(545)	**19,939**
Other receivables and prepaid expenses	1,457	554	32	**2,043**
Loans and marketable securities	2,291	815	(923)	**2,183**
Cash and cash equivalents	2,463	1,072	(181)	**3,354**
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	**11,828**
Minority interests	374	3	-	**377**
Provisions for risks and liabilities and deferred tax liabilities	3,473	346	-	**3,819**
Interest-bearing borrowings	7,248	18,776	(1,539)	**24,485**
Trade and other payables	6,933	-	-	**6,933**
Other liabilities and deferred income	5,105	759	(78)	**5,786**
Total shareholders' equity and liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**
Cash flow statement items by division				
Cash flow	3,179	520	(121)	**3,578**
Increase in sales financing receivables	0	(1,404)	28	**(1,376)**
Net change in interest-bearing borrowings for the sales financing division	-	1,702	-	**1,702**
Change in working capital	322	(155)		**167**
Cash flows from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)	-	**(2,431)**
Purchase of intangibles, net of disposals	(684)	-	-	**(684)**
Equity investments, net of disposals	(1,763)	-	-	**(1,763)**
Net change in other financial assets	144	135	(125)	**154**
Cash flows from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	**2,065**
Other financing	-	(74)	-	**(74)**
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Impact of changes in translation adjustment and scope of consolidation	586			
Change in net financial indebtedness (3)	**1,432**			
Other information by division				
Capital expenditure (2)	3,027	363	-	**3,390**
Depreciation and amortization	1,952	114	-	**2,066**
Non cash expenses other than depreciation	399	216	-	**615**
Research and development expenses	1,143	-	-	**1,143**
Personnel expenses	4,761	204	-	**4,965**
Workforce at December 31	128,934	3,417	-	**132,351**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €243 million for investments of €209 million.

(3) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the Automobile division (note 1-B).

2001 (1)

€ millions	Automobile	Sales Financing	Interdivision transactions (2)	Consolidated total
Income statement items by division				
External sales	34,525	1,826	-	**36,351**
Interdivision sales (2)	355	193	(548)	**0**
Revenues	34,880	2,019	(548)	**36,351**
Operating margin	199	273	1	**473**
Operating income	458	245	1	**704**
Financial income (expense)	47	6	(117)	**(64)**
Share in net income of companies accounted for by the equity method	380	-	-	**380**
Current and deferred taxes	35	(102)	-	**(67)**
Group net income	920	149	(116)	**953**
Balance sheet items by division				
Property, plant and equipment and intangibles	10,225	300	-	**10,525**
Investments accounted for by the equity method	6,985	-	-	**6,985**
Other investments and financial assets	1,938	24	(1,355)	**607**
Deferred tax assets	1,488	180	-	**1,668**
Inventories	4,832	-	-	**4,832**
Customer receivables	2,551	17,258	(499)	**19,310**
Other receivables and prepaid expenses	1,485	493	7	**1,985**
Loans and marketable securities	2,421	707	(1,046)	**2,082**
Cash and cash equivalents	1,575	597	(37)	**2,135**
Total assets	**33,500**	**19,559**	**(2,930)**	**50,129**
Shareholders' equity	10,051	1,355	(1,355)	**10,051**
Minority interests	385	-	-	**385**
Provisions for risks and liabilities and deferred tax liabilities	3,099	351	-	**3,450**
Interest-bearing borrowings	7,925	17,063	(1,497)	**23,491**
Trade and other payables	7,283	-	(37)	**7,246**
Other liabilities and deferred income	4,757	790	(41)	**5,506**
Total shareholders' equity and liabilities	**33,500**	**19,559**	**(2,930)**	**50,129**
Cash flow statement items by division				
Cash flow	1,395	410	(117)	**1,688**
Increase in sales financing receivables	-	(2,225)	(2)	**(2,227)**
Net change in interest-bearing borrowings for the sales financing division	-	1,685	-	**1,685**
Change in working capital	1,751	200	-	**1,951**
Cash flows from operating activities	**3,146**	**70**	**(119)**	**3,097**
Purchase of property, plant and equipment, net of disposals	(2,497)	(68)	-	**(2,565)**
Purchase of intangibles, net of disposals	(49)	(26)	-	**(75)**
Equity investments, net of disposals	604	(3)	-	**601**
Net change in other financial assets	(44)	(221)	214	**(51)**
Cash flows from investing activities	**(1,986)**	**(318)**	**214**	**(2,090)**
Shareholder financing	(254)	33	(39)	**(260)**
Other financing	-	(156)	-	**(156)**
Cash flows from financing activities	**(254)**	**(123)**	**(39)**	**(415)**
Increase (decrease) in cash and cash equivalents	**906**	**(371)**	**56**	**592**
Impact of changes in translation adjustment and scope of consolidation	**(40)**			
Change in net financial indebtedness (4)	**866**			
Other information by division				
Capital expenditure (3)	2,779	286	-	**3,065**
Depreciation and amortization	1,695	91	-	**1,786**
Non cash expenses other than depreciation	135	158	3	**296**
Research and development expenses	1,935	-	-	**1,935**
Personnel expenses	4,807	206	-	**5,013**
Workforce at December 31	136,996	3,421	-	**140,417**

(1) Renault did not capitalize development expenses in 2001. These expenses were first capitalized at January 1, 2002 (notes 1-F and 11).
(2) Interdivision transactions are carried out under near-market conditions.
(3) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €140 million for investments of €179 million.
(4) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the Automobile division (note 1-B).

Information by geographic area

€ million	France	Other European countries	Other countries	Consolidated total
2003 (1)				
Consolidated revenues	13,311	19,627	4,587	**37,525**
Capital expenditure (2)	2,263	740	231	**3,234**
Property, plant and equipment and intangibles	8,092	2,643	1,051	**11,786**
Other operating assets (3)	5,716	2,567	821	**9,104**
2002 (1)				
Consolidated revenues	13,917	18,266	4,153	**36,336**
Capital expenditure (2)	2,531	608	251	**3,390**
Property, plant and equipment and intangibles	7,834	2,323	1,010	**11,167**
Other operating assets (3)	5,954	2,391	545	**8,890**
2001 (1)				
Consolidated revenues	14,237	18,148	3,966	**36,351**
Capital expenditure (2)	2,075	544	446	**3,065**
Property, plant and equipment and intangibles	6,906	2,176	1,443	**10,525**
Other operating assets (3)	6,115	2,296	871	**9,282**

(1) Renault has capitalized development expenses since January 1, 2002, (notes 1-F and 11), with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities rather than operating activities, and this generates an increase of €568 million in purchases of intangible assets for 2003 (€637 million in 2002).

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million in 2003 (€243 million in 2002 and €140 million in 2001), for investments of €174 million in 2003 (€209 million in 2002 and €179 million in 2001).

(3) Other operating assets include inventories, trade receivables for the automobile division and other receivables and prepaid expenses.

Consolidated revenues are presented by location of customers.
Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

4.1.2.6 Notes to the consolidated financial statements

1 – ACCOUNTING POLICIES 165
2 - CHANGES IN THE SCOPE OF CONSOLIDATION 171
3 - 2002 REVENUES APPLYING 2003 GROUP STRUCTURE AND METHODS 173
4 - SALES FINANCING 173
5 - PERSONNEL EXPENSES 173
6 - REMUNERATION OF DIRECTORS AND EXECUTIVES 174
7 - OTHER OPERATING INCOME AND EXPENSES 174
8 - FINANCIAL EXPENSE 175
9 - CURRENT AND DEFERRED TAXES 175
10 - EARNINGS PER SHARE 176
11 - INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT 177
12 - INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD 179
13 - INVESTMENT IN AB VOLVO ACCOUNTED FOR BY THE EQUITY METHOD 183
14 - OTHER INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD 183
15 - OTHER INVESTMENTS AND FINANCIAL ASSETS 183
16 - SALES FINANCING RECEIVABLES 183
17 - INVENTORIES 183
18 - AUTOMOBILE RECEIVABLES 184
19 - OTHER RECEIVABLES AND PREPAID EXPENSES 184
20 - LOANS AND MARKETABLE SECURITIES AND CASH 184
21 - SHAREHOLDERS' EQUITY 185
22 - PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS 186
23 - OTHER PROVISIONS FOR RISKS AND LIABILITIES 188
24 - INTEREST-BEARING BORROWINGS 189
25 - OTHER LIABILITIES AND DEFERRED INCOME 192
26 - NET FINANCIAL INDEBTEDNESS 192
27 - FINANCIAL INSTRUMENTS 193
28 - OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES 196
29 - COMPANIES CONSOLIDATED AT DECEMBER 31 198

1 – ACCOUNTING POLICIES

The **Renault** Group financial statements are prepared in accordance with French accounting regulations applicable at December 31, 2003. Renault is also making preparations for the compulsory application of IASB international standards by listed European companies from 2005.

The principal differences between Renault accounting policies and existing international standards for 2003 currently concern:

- standard IAS 39 concerning financial instruments, as this standard is incompatible with French regulations,
- the treatment of treasury shares held for the purposes of stock option plans awarded to Group managers and executives. In compliance with French accounting rules, these shares are included in Marketable Securities. Under IASB standards, they would be recorded as a charge against shareholders' equity and deducted from the average number of shares used for the determination of earnings per share

New standards will come into force from 2005 (IFRS 1 on first time adoption, the IAS standards revised under the « improvement » project, and other projects currently being finalised by the IASB and the EU Accounting Regulatory Committee, principally concerning financial instruments and share-based payment).

A. Consolidation

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group. Companies in which the Group exercises material influence are included in the financial statements on an equity basis, while joint ventures are consolidated on a proportionate basis.

Companies which fulfil these criteria but are not consolidated are recorded as Other investments in subsidiaries and affiliates (note 15).

Their consolidation would have a negligible impact on the consolidated financial statements, since these companies are Group-financed entities which :

- acquire almost all their purchases from Group companies (this mostly concerns dealership-type establishments), or
- carry out almost all their sales transactions with Group companies (the principal company concerned being Renault Sport).

These companies' shares are stated at the lower of purchase cost or value in use, which for controlled companies is determined by reference to the share in net assets (note 1-M). By this method, any decline in the value of a non consolidated company is automatically taken into account in the Group's consolidated net income and shareholders' equity.

Goodwill arising on first inclusion of subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses) and the proportion of assets and liabilities acquired, estimated at fair value. It is amortized on a straight-line basis over a duration specific to each company, but no longer than 20 years.

Amortization of goodwill on acquisition of companies accounted for by the equity method is included in the income statement under "Share in net income (loss) of companies accounted for by the equity method".

All material intercompany transactions and unrealized internal profits are eliminated.

B. Information by division and geographic area and definition of net financial indebtedness

Starting in 2002, information is disclosed for the following divisions:

- The Automobile Division, comprising the production, sales, distribution and automobile service subsidiaries for passenger and light commercial vehicles and the subsidiaries in charge of cash management for these companies.
- The Sales Financing Division, which the Group considers as an activity with independent operations, comprising Renault Crédit International Banque and its subsidiaries.

Each of these two divisions forms a coherent unit exposed to its own specific risks.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system and the worldwide consolidated tax reporting system is included in the taxes due by the Automobile Division.

Assets, minority interests and liabilities are specific to each division. Receivables permanently assigned by the Automobile Division to the sales financing companies are treated as operating assets by the assignee.

In coherence with this presentation by Division, interest-bearing borrowings are split into two captions in the balance sheet:

- Interest-bearing borrowings for the Automobile Division,
- Interest-bearing borrowings for the Sales Financing Division, considered by the Group as an operating item.

Consequently, the Group's net financial indebtedness includes the following items for the Automobile Division:

- Interest-bearing borrowings
- Investment loans
- Marketable securities
- Cash and cash equivalents

C. Translation of the financial statements of foreign subsidiaries

a) In general, the **financial statements of financially and economically autonomous foreign subsidiaries** are translated as follows:

- Balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the year-end rate of exchange.
- Income statement items are translated at the average exchange rate for the year.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

b) The **financial statements of foreign subsidiaries with autonomous activities operating in high-inflation economies** (i.e. where total inflation over three years exceeds 100%) are translated as follows:

- Balance sheet items are translated into Euros at the year-end rate after adjusting non-monetary items for local inflation.
- After adjustment of monetary items for inflation, income statement items are translated using the same year-end rate as for the balance sheet.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

c) For **foreign companies whose activities are an extension of the parent company's business**, the historical-rate method is applied for non-monetary balance sheet items and the translation adjustment is included in net income.

D. Translation of foreign currency transactions

At year-end, monetary balances in foreign currencies that have not been hedged are translated at the year-end rate. The resulting foreign exchange differences, together with the exchange gains and losses on transactions in foreign currencies for the year, are recognized in the income statement. Hedged foreign currency operations are translated using the hedged rate

E. Revenues

Revenues include all income from the ordinary activities of consolidated companies. They include proceeds from the sales of goods and services by the automobile division, as well as income from sales financing.

SALES OF GOODS AND SERVICES

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for normal sales by the Automobile Division, including for contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognized on a finance lease from a Group finance subsidiary if the Group has made a buy-back commitment or if the lease is for a period of less than 75% of the vehicle's useful life.

Sales of new passenger or commercial vehicles, when the sale contract contains a buy-back clause covering a period of less than 75% of the vehicle's useful life, are recorded as operating leases: the difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the duration of the buy-back clause. The production cost on the new vehicle involved in the original transaction is recorded in inventories for operating leases of less than one year, or as a fixed asset when the operating lease exceeds one year. Second-hand vehicle sales give rise to recognition of sales revenue and the related margin. A provision is established when an overall loss on the contract becomes probable in view of the vehicle's resale value.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. Renault also offers its customers extended warranty and maintenance contracts, the income and margin on which are recognized over the period covered by the contract.

Sales incentive programs

The cost of these programs is deducted from revenues when the corresponding sales are recorded. If programs are approved after the sale, a provision is established when the decision is made.

The Group undertakes certain promotional campaigns in the form of reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs.

SALES FINANCING INCOME AND MARGIN RECOGNITION

The Group's sales financing companies mainly finance the sale of passenger vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and posted to the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the contract.

Income and costs related to the sales financing activity are recorded as follows:

- Income from sales financing is included in revenues,
- The cost of financing sales is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), the cost of risks other than those relating to refinancing of receivables, and depreciation and gains or losses on sales of leased assets.

Commissions payable

Commissions are recognized when financing is granted to customers. Under IAS 39, not yet applied by Renault, these commissions would be included in the initial value of the receivable as a transaction cost, and spread over the term of the contract so as to give a constant interest rate.

Doutbful receivables

Allowances are established to cover risks of non-recovery of receivables as soon as repayment of a receivable appears to be doubtful. These provisions are established on a case-by-case basis or using a statistical approach.

F. Research and development expenses

As of January 1, 2002, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalized as intangible assets (previously they were recorded as costs in the year incurred). They are amortized from the date of approval for mass production, over the expected market life of the vehicle or part, up to a maximum period of five years.

Expenses incurred before the formal approval of product development and research expenses are recorded as costs in the year they are incurred. Expenses incurred after the start of mass production are treated as production costs.

G. Pensions and other post-retirement benefit obligations

The Group's payments for defined-contribution benefit schemes are recorded as expenses for the relevant year.

For defined-benefit schemes, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Post-employment benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at an interest rate determined by reference to market yields at the balance sheet date on high quality corporate bonds.

From January 1, 1999, the date at which IAS 19 (revised 1998) came into force, if the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceeds the greater of 10% of the present value of the defined benefit obligations at that date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses to be recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

H. Termination benefits

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

I. Restructuring measures

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

J. Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs. Unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in results of operating activities.

The operating margin corresponds to the operating income before Other Operating Income and Expenses, which cover:

- Restructuring costs and costs relating to workforce adjustment,
- Gains or losses on disposal of property, plant and equipment or intangible assets (except sales of leased vehicles),
- Income arising from transactions on subsidiaries and equity investments related to operations,
- Amortization of goodwill resulting from acquisition of consolidated companies,
- Unusual items, i.e. income and charges that are exceptional in their frequency, nature or amount.

The operating income does not include net financial income, the share in net income of companies accounted for by the equity method, or extraordinary items if any. Extraordinary items are strictly defined and correspond to income or charges of significant amounts, resulting from events over which the Group has no control.

K. Income tax

The Group recognizes deferred taxes, on a non-discounted basis, for all temporary differences between the tax and net book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate enacted at year-end applicable to the period when temporary differences are reversed. Deferred tax assets on temporary differences or tax credit or loss carryforwards are not recorded when their future recovery is unlikely.

In cases where the Group has decided not to distribute the retained earnings of consolidated subsidiaries in the foreseeable future, no provision for taxes on dividends is established.

L. Property, plant and equipment

GROSS VALUE

The gross value of property, plant and equipment corresponds to historical acquisition or production cost. Production cost includes design expenses.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Assets under operating lease comprise:

- Passenger vehicles under a lease of less than 36 months from a Group financial company, for which the Group has a repurchase obligation;
- Vehicles having been sold under an agreement including a clause for buy-back by the Group, of a duration over 12 months but less than 36 months.

Renault has opted to state assets concerned by IAS 40 (investment property) in the balance sheet at depreciated cost (less any accumulated impairment losses). The fair value of these assets is based on surveyors' reports or their estimated transaction value in the case of assets currently being sold.

DEPRECIATION

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	In use prior to 1987	In use since 1987
Buildings	15 to 40 years	15 to 30 years
Specific tools		5 years
Machinery and equipment	5 to 16 years	5 to 10 years
Other tangible assets		4 to 6 years

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the planned period of use, particularly when it is decided to withdraw a vehicle or part from the market.

The recoverable value of assets as defined by IAS 36 is assessed at the level of each Division. For the Automobile Division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit. When recoverable value is lower than net book value, depreciation equivalent to the difference is recorded as a provision.

M. Securities

EQUITY SECURITIES

Equity investments in non-consolidated companies are carried in the balance sheet at acquisition cost less any provisions. The corresponding dividends are recorded in the year of distribution.

Provisions are established when the value in use of the investments falls below acquisition cost. This value is determined on the basis of profitability prospects, the commercial outlets the investment represents for the Group, and the share in net assets. However, for companies controlled by Renault but not included in the consolidation due to their non-significant nature (note 1-A), the value in use is determined by reference to the share in net assets alone.

DEBT SECURITIES

Debt securities consist entirely of fixed-rate securities acquired to be held on a long-term basis, usually until maturity. They are hedged by interest rate futures for durable protection against foreign exchange exposure, or by long-term financing to ensure they can be held until maturity.

Discounts and premiums are spread over the remaining life of the security on a straight-line basis. Provisions for amortization are established when the issuer is likely to default.

MARKETABLE SECURITIES

Marketable securities are valued at acquisition cost excluding related expenses and accrued interest for bonds, or at market value if this is lower.

Treasury shares held for the purposes of stock option plans awarded to Group managers and executives are included in marketable securities. These shares are recorded at the lower of purchase price or stock market price.

A provision is established when the option exercise price falls below the stock market price.

N. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method.

O. Cash and cash equivalents

This item consists of cash and marketable securities maturing within three months of the acquisition date.

P. Assignment of receivables

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also transferred to the third parties in question. The same treatment applies to assignments between the Automobile and Sales Financing divisions.

Q. Borrowings

Loan expenses and issuance costs

Loan expenses, including issuance costs, and bond redemption premiums are amortized over the corresponding duration.

Renegotiation of loans

Costs involved in renegotiation of loans and similar operations intended to bring interest rates closer to market rates are recorded as financial expenses in the year the negotiation was conducted.

R. Financial instruments

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and, to a lesser extent, options. Forward foreign currency contracts are recognized as hedges insofar they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments. These instruments generally mature within two years. The contracts are treated as off-balance-sheet commitments, with related gains and losses recorded upon completion of the underlying transactions. In the event of early termination of a hedging contract, the gain or loss continues to be deferred and is recorded upon completion of the underlying transaction. Gains and losses on instruments that hedge net investments in foreign entities are recognized, after income tax effect, as an adjustment directly in shareholders' equity.

The Group's general policy with respect to interest rate risk is to manage interest rate exposure on a comprehensive basis using interest rate swaps, forward interest rate contracts and currency swaps.

Interest rate swaps are treated as off-balance-sheet commitments and the resulting interest differentials are recorded as an adjustment to interest expense.

The unrealized capital gains or losses on forward interest rate contracts designated as hedges are used to adjust the interest expense for the duration of the underlying debt. For other contracts, only unrealized losses are recognized in the income statement.

The Group also uses commodity futures to hedge its purchases. Where it is possible for the Group either to settle certain transactions by a payment or to take physical delivery of the commodities concerned, these contracts are not treated as financial instruments.

2 – CHANGES IN THE SCOPE OF CONSOLIDATION

2.1 - CHANGES IN THE SCOPE OF CONSOLIDATION IN 2003

A. SOFASA (Colombia)

On December 7, 2002, Renault, Toyota and Mitsui signed a letter of intention with Valores Bavaria concerning acquisition of the Colombian group's 51.3% holding in Sofasa SA. Following finalization of the transaction on March 28, 2003, Renault increased its investment from 23.7% to 60%, thus reinforcing its position in the Andean Pact countries.

Sofasa, previously accounted for by the equity method, is fully consolidated as of the date of the final agreement. The Group recorded goodwill of €10 million, to be amortized on a straight-line basis over 5 years.

B. Renault Agriculture

Under the terms of an agreement signed on April 30, 2003, Renault sold a 51% stake in Renault Agriculture to the German company Claas for €69.6 million, retaining the other 49%. Renault and Claas have options respectively to sell and purchase an additional 29% of the capital of Renault Agriculture, to be exercised within a one-year period beginning April 30, 2005, and further options respectively to sell and purchase the remaining 20%, which can be exercised from January 1, 2010.

This transaction led to the following operations:

- recognition of a €10 million gain on the sale corresponding to the 51% stake transferred. This amount was included in "Other operating income and expenses" (note 7),
- deconsolidation of Renault Agriculture as of the date of the agreement since Renault no longer exercises a significant influence in the company.

C. Avtoframos (Russia)

The 50%-owned Avtoframos has been fully consolidated since January 1, 2003.

This first inclusion of the Russian subsidiary in the scope of consolidation had no significant impact on the Group's financial statements.

2.2 - CHANGES IN THE SCOPE OF CONSOLIDATION IN 2002

A. Reinforcement of the Renault-Nissan Alliance

NISSAN CAPITAL INCREASE RESERVED FOR RENAULT

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on March 1, 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of €1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

In compliance with French regulation CRC 99.02, this transaction was recorded as follows in the financial statements:

- Additional goodwill of €64 million was recognized, to be amortized over the residual amortization period of the goodwill generated in 1999, i.e. 17 years.

- The Group's reserves in 2002 included €(417) million relating to the decrease in the fair value of Nissan's identifiable assets and liabilities between March 1999 and March 1, 2002 (portion corresponding to Renault's 36.8% stake held since 1999). This decrease in fair value mainly results from the decline in the Japanese property market and the value of funds invested to cover pension commitments in Japan.

In view of the specific nature of the alliance, Renault has not changed the consolidation method used for its investment in Nissan Motor (equity method) despite the fact that it now holds an interest of over 40%, which French accounting standards deem a controlling interest.

RENAULT CAPITAL INCREASE RESERVED FOR NISSAN

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault SA for a total of €2,166 million (€2,158 million after charging expenses to the issue premium) through two subscriptions on March 29 and May 28, 2002 respectively.

This capital increase led to a €(962) million elimination in Renault's consolidated shareholders' equity, equivalent to 44.4% of the amount received (€2,166 million), corresponding to Renault's share in Nissan's capital.

B. Sale of Renault's investment in Irisbus

The European Commission approved the agreement signed by Renault and Volvo on January 2, 2001 (note 2.3-A) subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

In application of the agreement between Renault and Iveco signed on January 2, 2002, Renault's stake in Irisbus was transferred to Iveco for a total of €166 million. The overall gain on this sale amounts to €34 million (note 7).

2.3 - CHANGES IN THE SCOPE OF CONSOLIDATION IN 2001

A. The Renault VI / Volvo Operation

DESCRIPTION DE THE TRANSACTION

On July 18, 2000, Renault and Volvo signed an agreement to merge their truck businesses. This agreement was finalized on January 2, 2001 following approval of the operation by the EC and North American authorities.

Under the terms of the final agreement:

- Renault SA transferred to AB Volvo 100% of its shares and voting rights in Renault VI at January 2, 2001,
- AB Volvo transferred to Renault SA 15% of its own shares and voting rights: 10% at January 2, 2001 and the remaining 5% in early February 2001.

In addition, Renault SA acquired a further 5% of AB Volvo's shares on the open market in 2001.

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault therefore established a provision in 2001 by adjusting the capital gain recorded on the transfer.

There have been no major developments in this matter since 2001, and arbitration and independent assessments are still in process.

Renault does not expect the result of these proceedings to have a significant impact on its financial position.

CONSEQUENCES FOR THE FINANCIAL STATEMENTS

As a result of this operation, the Group recorded the following:

- a gain on sale (corresponding to 80% of the full amount since Renault holds a 20% stake in Volvo) which, after deduction of the provision referred to above, amounted to €335 million (note 7),
- the investment in Volvo, valued at its overall acquisition cost of €1,547 million,
- inclusion under the equity method of Renault's investment in Volvo, including Renault VI, from January 2, 2001.

The provisional negative goodwill of €243 million (note 13) is included in income on a straight-line basis over 10 years.

B. Sale of CAT

On January 24, 2001, Renault signed a draft agreement with Autologic Holding plc, TNT and Wallenius Lines (shareholders in the Global Automotive Logistics consortium) for the takeover of CAT France and its subsidiaries by Global Automotive Logistics. Following finalization of the agreement on July 17, 2001, 100% of the CAT France shares and voting rights owned by Renault SA were transferred to Global Automotive Logistics in 2001 for a total of €467.4 million, of which €430 million were paid cash upon signing the final agreement and €37.4 million were paid in Global Automotive Logistics shares. Once these transactions were completed Renault owned 20% of the capital of Global Automotive Logistics. The gain on sale generated in 2001 (80% of the total in view of Renault's 20% holding in Global Automotive Logistics) amounted to €318 million (note 7).

On July 17, 2002, Renault exercised the option to sell its holding in Global Automotive Logistics. The resulting gain amounts to €79 million (note 7).

3 - 2002 REVENUES APPLYING 2003 GROUP STRUCTURE AND METHODS

€ million	Automobile	Sales financing	Total
2002 published revenues	**34,456**	**1,880**	**36,336**
Acquisition of SOFASA (Colombia) (note 2.1-A)	199	-	**199**
Deconsolidation of Renault Agriculture, following the partial sale (note 2.1-B)	(412)	-	**(412)**
Full consolidation of Avtoframos (Russia) (note 2.1-C)	32	-	**32**
Other changes in scope of consolidation	(1)	13	**12**
2002 revenues applying 2003 Group structure and methods	**34,274**	**1,893**	**36,167**
2003 revenues	**35,535**	**1,990**	**37,525**

4 – SALES FINANCING

€ million	2003	2002	2001
Income on end-user and dealer financing	1,086	1,052	1,101
Income on leasing, rental and similar operations	781	698	633
Total sales financing income (1)	**1,867**	**1,750**	**1,734**
Net credit losses	(136)	(143)	(96)
Other sales financing costs	(1,019)	(1,026)	(1,069)
Total sales financing costs	**(1,155)**	**(1,169)**	**(1,165)**

(1) The total revenues for the sales financing division shown in the information by division corresponds to sales financing income plus sales of goods and services amounting to €123 million in 2003 (€130 million in 2002 and €92 million in 2001).

5 – PERSONNEL EXPENSES

	2003	2002	2001
Personnel expenses (€ million)	5,115	4,965	5,013
Workforce at December 31, comprising:	130,740	132,351	140,417
fully consolidated companies	*128,278*	*129,866*	*134,109*
proportionately consolidated companies (portion controlled)	*2,462*	*2,485*	*6,308*

The Group workforce totalled an average of 131,344 people in 2003 and 135,096 people in 2002.
Renault personnel in France represented 58% of total Group workforce at December 31, 2003.

Renault workforce in France by category

	2003	2002
Apprentices	1,073	997
Production workers	33,513	33 726
Office and clerical staff, supervisors and technicians	29,985	31 122
Engineers and managerial staff	11,701	11 676
Total	**76,272**	**77,521**

6 - REMUNERATION OF DIRECTORS AND EXECUTIVES

Total compensation to the Chairman and Chief Executive Officer amounted to €1,981,812 in 2003 (€1,817,715 in 2002 and €1,664,279 in 2001). He also benefits from complementary health and life insurance coverage.

Directors' fees totalled €520,342 (€317,549 in 2002 and €286,822 in 2001). This included €28,000 for the Chairman in 2003 (€16,500 in 2002 and €15,245 in 2001).

7 – OTHER OPERATING INCOME AND EXPENSES

€ million	2003	2002	2001
Gains and losses on sales of operating subsidiaries	18	114	632
Restructuring and workforce adjustment costs and provisions	(160)	(156)	(204)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	112	(48)	(24)
Amortization of goodwill on acquisition of consolidated companies	(22)	(17)	(9)
Material non-recurring items	(116)	(159)	(164)
Total	**(168)**	**(266)**	**231**

GAINS AND LOSSES ON SALES OF OPERATING SUBSIDIARIES

In 2003, this item mainly included the €10 million gain on the partial sale of Renault Agriculture (note 2.1- B).

In 2002, it mainly included a €79 million gain on the sale of Renault's holding in Global Automotive Logistics (note 2.3-B) and a €34 million gain on the sale of shares in Irisbus (note 2.2-B).

In 2001, the main components were:

- a €335 million gain on the sale of the Renault VI subgroup as part of the RVI/Volvo operation (note 2.3-A),
- a €318 million gain on the sale of the CAT subgroup (note 2.3-B).

RESTRUCTURING AND WORKFORCE ADJUSTMENT COSTS AND PROVISIONS

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels.

For 2003, this item mainly includes:

- €20 million of depreciation on property, plant and equipment in connection with the restructuring of the foundry business of Société Française de Mécanique,
- a €65 million allocation, mainly for adjustment to present value, for provisions established in 1999 and 2000 for the "CASA" early retirement system,
- €75 million of other restructuring and workforce adjustment costs and provisions.

In 2002, these costs and provisions principally comprised the following:

- €71 million of provisions and costs recorded by the subsidiary Renault Spain for voluntary retirements taken in 2002 or expected for 2003 under the terms of an early retirement plan set up in 2000,
- €36 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system,
- €49 million of costs and provisions recorded by other Group subsidiaries.

In 2001, this item mainly concerned the following:

- €53 million of provisions recorded by the subsidiary Renault Spain for the costs of voluntary retirements expected for 2002 under the terms of an early retirement plan for employees aged at least 57 and a half set up in 2000,
- €41 million of costs and provisions relating to the implementation of workforce adjustment measures by Renault Argentina,
- €39 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system.

MATERIAL NON-RECURRING ITEMS

In 2003, the main such items are:

- a €62 million adjustment to provisions for additional employee holiday entitlements earned in previous years and to be taken upon retirement,
- costs and provisions resulting from discontinuation of production of the Avantime (€50 million), mainly recorded against the advance made by Renault to Matra Automobile to finance investments specific to the vehicle.

In 2002, the following items were concerned:

- depreciation of €102 million on industrial assets, including €75 million related to the assets of the Brazilian subsidiary following a fall in activity and the revision of forecasts, principally as a result of developments on the Brazilian market (this depreciation was estimated by discounting future cash flows at a pre-tax rate of 14%),
- a provision of €(15) million related to the new EC directive on end-of-life vehicles (note 28-C).

In 2001, material non-recurring operating income and expenses included depreciation on the assets of the Argentinian subsidiary.

8 – FINANCIAL EXPENSE

€ million	2003	2002	2001
Interest expenses	(316)	(328)	(366)
Interest income	187	147	258
Gain (loss) on sales of marketable securities	-	2	(1)
Net interest income (expense)	**(129)**	**(179)**	**(109)**
Other financial income and expenses	58	88	45
Financial expense	**(71)**	**(91)**	**(64)**

Other net financial income and expenses mainly included the following:

- allocations and reversals of provisions for losses on treasury shares held by Renault for the purposes of stock option plans awarded to Group managers and executives. These shares are included in marketable securities. €27 million and €37 million were reversed from these provisions in 2003 and 2002 respectively, while in 2001 the provisions were increased by €58 million.
- in 2001, a gain of €89 million on the sale of shares in BNP Paribas and a foreign exchange loss of €(52) million on financial assets and liabilities, resulting from the devaluation of the Argentinian peso

9 – CURRENT AND DEFERRED TAXES

In application of the French worldwide tax consolidation regime allowing taxable income to be reported on a consolidated basis, Renault SA determines its taxable income on a basis that includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, including Nissan and its main subsidiaries, calculated by French tax rules. Under certain conditions, the tax paid by these companies can be deducted from the resulting tax liability. The companies covered by this system include a subgroup of French subsidiaries owned more than 95%, which with Renault SA have also elected to determine their French income taxes under the domestic tax consolidation regime.

The taxable income, calculated under French rules, of Nissan Group companies included in the worldwide tax consolidation regime relates to varying fiscal years which differ from the accounting periods used for the inclusion of Nissan in the Renault consolidated financial statements. Nissan losses included in the Renault Group 2000 consolidated taxable income generated a current tax saving, totally neutralized by recognition of a deferred tax liability (this tax saving is also reflected in application of the equity method to the investment in Nissan). This deferred tax liability, which was to be recovered as Nissan became profitable in subsequent years, was fully reversed at December 31, 2003.

Renault received governmental authorization to apply the worldwide tax consolidation regime for three years ending on December 31, 2003. Renault SA has decided not to renew its option for this regime as of January 1, 2004.

The estimated impact of this non-renewal on current and deferred taxes has been taken into account in the 2003 closing entries. Deferred taxes are recognized as appropriate to the individual tax position of each fiscal subgroup.

Valuation allowances on net deferred tax asset positions are determined on a basis that takes into account past earnings trends for each fiscal subgroup, and the probability of recovery of the net tax assets over time.

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this regime will continue to apply to the Group in France as of January 1, 2004.

The Renault Group also applies other optional tax consolidation systems in Germany, Spain, the UK, the Netherlands and Portugal.

A. Group's current and deferred taxes

€ million	2003	2002	2001
Current income taxes	(457)	(288)	(353)
Deferred tax credits (charges)	304	(164)	436
Change in valuation allowances on deferred tax assets	(357)	5	(150)
Net deferred tax credit (charge)	(53)	(159)	286
Current and deferred taxes	(510)	(447)	(67)

In 2003, €305 million of current taxes are generated by French and foreign subsidiaries (foreign subsidiaries generated €220 million in 2002 and €311 million in 2001).

The deferred tax credit (before valuation allowances) recorded in 2003 mainly results from:

- recognition of deferred tax assets arising from loss carryforwards recorded by foreign entities, since Renault has decided not to apply the worldwide tax consolidation regime as of January 1, 2004,
- deferred tax liabilities related to capitalization of development expenses (a charge of €165 million) (notes 1-F and 11).

Provisions are established to cover most of the deferred tax assets recorded in 2003 in connection with loss carryforwards of foreign companies.

The net deferred tax charge for 2002 mainly relates to capitalization of development expenses (a charge of €208 million) (notes 1-F et 11).

The net deferred tax credit in 2001 was generated by an increase in non-deductible provisions recorded by Renault SA and Renault Argentina, and tax assets generated by certain Nissan Motor subsidiaries. It was neutralized by establishment of a valuation allowance.

Current taxes paid by the Group during 2003 totalled €332 million (€128 million in 2002 and €67 million in 2001).

B. Reconciliation between the French corporate income tax rate and the Group's effective tax rate

	2003	2002	2001
Tax rate under worldwide tax consolidation regime	33.3%	33.3%	33.3%
Net effect of temporary rate increase in France	2.1%	2.1%	3.1%
Impact of operations subject to reduced rate	(3.8%)	(1.3%)	(37.5%)
Geographical effect	(0.9%)	(1.9%)	0.7%
Revaluation of deferred taxes	(0.3%)	0.3%	0.4%
Other impacts	13.4%	7.2%	10.4%
Tax rate before share in net income of companies accounted for by the equity method	43.8%	39.7%	10.4%
Impact of companies accounted for by the equity method	(26.9%)	(21.5%)	(3.8%)
Overall effective tax rate	16.9%	18.2%	6.6%

The increase in the tax rate (before share in net income of companies accounted for by the equity method) in 2003 is related to Renault's discontinuation of the worldwide tax consolidation regime as of January 1, 2004. This decision led to adjustments in 2003 to the valuation allowances on deferred tax assets recorded by certain foreign subsidiaries. In application of accounting regulations, Renault will only be able to recognise these deferred tax assets progressively, depending on the changes in these subsidiaries' net income. These adjustments increased the Group effectif tax rate by 6.8% in 2003.

C. Breakdown of net deferred taxes

€ million	2003	2002	2001
deferred taxes on :			
Fixed assets	(746)	(439)	(194)
Provisions and other accrued charges deductible on payment	857	877	943
Loss carryforwards	443	70	110
Other	380	302	402
Net deferred tax assets and liabilities before valuation allowance	934	810	1,261
Valuation allowance	(491)	(162)	(288)
Net deferred tax assets	443	648	973

10 – EARNINGS PER SHARE

Renault's basic net earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year, which takes into account the neutralization of the 44.4% of Renault shares held by Nissan (neutralization of 18,977 thousand shares).

In compliance with French accounting regulations, in determining earnings per share, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation. The diluted earnings per share is thus identical to the basic earnings per share.

Calculated under IAS 33 (Earnings per share) based on the net income of €2,480 million, basic and diluted earnings per share for 2003 would be €9.72.

Calculated on the same basis, earnings per share was €7.81 for 2002 and €4.52 for 2001, while diluted earnings per share was €7.79 for 2002 and €4.50 for 2001.

11 – INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

A. Intangible assets

€ million	2003	2002	2001
Research and development expenses	1,210	637	-
Goodwill on acquisition	298	290	290
Other intangible assets	237	210	212
Intangible assets, gross	**1,745**	**1,137**	**502**
Amortization of research and development expenses	(96)	(15)	-
Amortization of goodwill	(107)	(90)	(67)
Amortization of other intangible assets	(148)	(127)	(132)
Amortization and provisions	**(351)**	**(232)**	**(199)**
Intangible assets, net	**1,394**	**905**	**303**

Research and development expenses

Development expenses incurred since January 1, 2002 which fulfil the conditions presented in note 1-F are capitalized as intangible assets, and amortized over a maximum of five years from the date of approval for production. The impact of this treatment (IAS 38), which concerns the Automobile Division only, is as follows (in € million):

On the consolidated income statement

€ million	2003	2002
Cost of goods and services sold [1]	(29)	(35)
Research and development expenses, including	494	622
- capitalized expenses	*568*	*637*
- amortization of capitalized expenses	*(74)*	*(15)*
Operating margin and operating income	**465**	**587**
Share in net income of Nissan	184	190
Share in net income of AB Volvo	14	28
Pre-tax income	**663**	**805**
Deferred taxes	(165)	(208)
Renault net income	**498**	**597**
Net earnings per share (in €)	**1.87**	**2.29**

(1) Impact on employee profit share, disbursed in 2003

On the consolidated balance sheets

€ million	2003	2002
ASSETS		
Intangible assets	1,114	622
- gross value	*1,210*	*637*
- amortization	*(96)*	*(15)*
Investment in Nissan accounted for by the equity method	369	190
Investment in AB Volvo accounted for by the equity method	42	28
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	1,088	597
Deferred tax liabilities	373	208
Other liabilities and deferred income	29	35

On the consolidated statements of cash flows

€ million	2003	2002
Cash flow	539	602
Change in working capital	(6)	35
Cash flows from operating activities	**533**	**637**
Cash flows from investing activities	(568)	637)

B. Property, plant and equipment

€ million	2003	2002	2001
Land	465	393	344
Buildings	4,014	3,981	4,059
Specific tools	6,168	5,545	5,011
Machinery and equipment	10,203	10,038	9,452
Vehicles leased to customers	467	379	282
Other tangibles	1,310	1,527	1,625
Construction in progress	1,331	1,166	1,694
Property, plant and equipment, gross	**23,958**	**23,029**	**22,467**
Land and buildings	(1,979)	(1,843)	(1,861)
Specific tools	(4,111)	(3,435)	(3,521)
Machinery and equipment	(6,434)	(6,379)	(5,709)
Vehicles leased to customers	(102)	(99)	(77)
Other tangibles	(940)	(1,011)	(1,077)
Depreciation and write-downs	**(13,566)**	**(12,767)**	**(12,245)**
Property, plant and equipment, net	**10,392**	**10,262**	**10,222**

Investment property

In applying IAS 40, Renault has opted to state investment property in the balance sheet at depreciated cost (less any accumulated impairment losses) (note 1-L).
The value of these assets is as follows:

€ million	December 31, 2003	December 31, 2002
Gross value	248	220
Depreciation	(96)	(108)
Net value	**152**	**112**
Fair value	**333**	**350**

This category of assets mainly concerns land and buildings due to be sold or currently being sold, located in the Boulogne-Billancourt zone. The timing and price of the sale will be affected by the regulatory environment (approval by the authorities is required), the distribution of development and adaptation costs between the various parties involved, and the progress of the real estate development planned by the purchasers.

C. Changes during the year

Changes in intangible assets and property, plant and equipment are as follows:

€ million	Gross value	Depreciation & amortization	Net value
Value at December 31, 2000	**25,359**	**(14,033)**	**11,326**
Acquisitions/(depreciation and amortization)	3,443	(1,786)	1,657
(Disposals)/reversals	(1,581)	1,124	(457)
Translation adjustment	(451)	305	(146)
Change in scope of consolidation and other	(3,801)	1,946	(1,855)
Value at December 31, 2001	**22,969**	**(12,444)**	**10,525**
Acquisitions/(depreciation and amortization)	3,709	(2,066)	1,643
(Disposals)/reversals	(1,486)	1,043	(443)
Translation adjustment	(862)	412	(450)
Change in scope of consolidation and other	(164)	56	(108)
Value at December 31, 2002	**24,166**	**(12,999)**	**11,167**
Acquisitions/(depreciation and amortization)	**3,381**	**(2,223)**	**1,158**
(Disposals)/reversals	(1,792)	1,245	(547)
Translation adjustment	(118)	41	(77)
Change in scope of consolidation and other	66	19	85
Value at December 31, 2003	**25,703**	**(13,917)**	**11,786**

Acquisitions during the year were as follows :

€ million	2003	2002	2001
Acquisitions	**3,381**	**3,709**	**3,443**
Deferred payments	81	(76)	(238)
Sales of company vehicules	(228)	(243)	(140)
Investments disbursed during the year, net of sales of company vehicules (5.1.2.4)	**3,234**	**3,390**	**3,065**

Changes in scope of consolidation:

- in 2003, this item mainly relates to the €132 million impact of consolidation of Avtoframos and SOFASA (notes 2.1-A et C) and the €(50) million impact of deconsolidation of Renault Agriculture (note 2.1-B).
- in 2002, it mainly concerned the €(92) million impact of deconsolidation of Irisbus following its sale (note 2.2-B).
- in 2001, the main components were €(1,761) million as a result of the deconsolidation of the Renault VI Group (€(3,590) million gross value, €1,829 million for provisions and depreciation (note 2.3-A)

12 - INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

A. Renault's investment in Nissan

On March 27, 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on May 28, 1999 Renault SA acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of €4,610 million. Nissan Motor has been accounted for by the equity method in the Group financial statements since June 30, 1999.

During first half-year 2002, in accordance with the terms of the 1999 agreement between Renault and Nissan, Renault raised its investment in Nissan Motor from 36.8% to 44.4% by exercising its stock purchase warrants, and Nissan acquired 15% of the capital of Renault SA through a capital increase reserved for Nissan. Renault continued to account for its investment in Nissan by the equity method in its consolidated financial statements, applying the new rate of 44.4% as of March 1, 2002.

Nissan's identifiable assets and liabilities were restated to fair value at the date of the second operation, in accordance with the principles applied at the time of the initial acquisition. The restated values reflected the decline since 1999 in the Japanese property market (based on the Rosenka index, Japan's key land price index published by the government, used when Renault made its first investment in Nissan) and in the value of funds invested to cover pension commitments for the Japanese companies.

A 36.8% share of this fall in fair value, corresponding to Renault's initial holding, was included in Renault SA's shareholders' equity in 2002 (€(417) million).

The remaining share, corresponding to the additional investment, generated provisional goodwill of €89 million in 2002.

In 2003, Nissan Motor recorded a tax credit originating in transactions prior to Renault acquiring an interest in the capital of Nissan. Consequently:

- the provisional goodwill recognized in 2002 was revised by €(25) million, reducing it to €64 million,
- exceptional amortization of €(97) million was recorded against the goodwill.

B. Goodwill on acquisition

Goodwill on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from June 30, 1999. The additional goodwill resulting from the subsequent transactions of 2002 is amortized over the residual amortization period of the initial goodwill, i.e. 17 and a half years.

C. Nissan Motor consolidated financial statements included under the equity method in the Renault consolidation

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements at December 31, 2003 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2002 – September 30, 2003, after adjustments for the requirements of the Renault consolidation.

D. Changes in the investment in Nissan Motor accounted for by the equity method

€ million	Goodwill on acquisition			Share of net assets			Total
	Gross	Amortization	Net	Before neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan	Neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan	Net	
At December 31, 2001	**837**	**(105)**	**732**	**4,555**	**-**	**4,555**	**5,287**
2002 net income	-	(44)	(44)	1,379	-	**1,379**	**1,335**
Acquisition of 7.6% of Nissan Motor	89	-	89	1,369	(962) [1]	**407**	**496**
Dividend paid	-	-	-	(183)	-	**(183)**	**(183)**
Translation adjustment and other	-	-	-	(587)	-	**(587)**	**(587)**
At December 31, 2002	**926**	**(149)**	**777**	**6,533**	**(962)**	**5,571**	**6,348**
2003 net income	-	(43)	(43)	1,748	-	**1,748**	**1,705**
Dividend paid	-	-	-	(267)	-	**(267)**	**(267)**
Translation adjustment and other	-	-	-	(567)	-	**(567)**	**(567)**
Goodwill on acquisition	(25)	(97)	(122)	122	-	**122**	**-**
At December 31, 2003	**901**	**(289)**	**612**	**7,569**	**(962)**	**6,607**	**7,219**

(1) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

E. Nissan Motor Consolidated Financial Statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below:

Income statements

in billions of yen	2nd half-year 2002 (Oct 1, 2002 – Mar 31, 2003)		1st half-year 2003 (Apr 1, 2003 – Sept 30, 2003)		12 months (Oct 1, 2002 – Sept 30, 2003)	
	in billions of yen	€ million	in billions of yen	€ million	in billions of yen	€ million
Revenues	3,543.1	27,509	3,556.2	27,610	7,099.3	55,119
Operating income	388.9	3,019	401.1	3,114	790.0	6,133
Ordinary income	386.6	3,002	390.3	3,030	776.9	6,032
Extraordinary gains & losses	(57.0)	(443)	(22.2)	(172)	(79.2)	(615)
Net income	**207.4**	**1,610**	**237.7**	**1,846**	**445.1**	**3,456**

Condensed balance sheets

	Sept 30, 2002		Sept 30, 2003	
	in billions of yen	€ million (1)	in billions of yen	€ million (1)
Intangible assets	36	279	65	504
Property, plant and equipment	2,839	22,042	3,154	24,487
Investment securities	289	2,244	360	2,795
Deferred tax assets	389	3,020	356	2,764
Inventories	564	4,379	572	4,441
Sales financing receivables	1,738	13,494	2,089	16,219
Notes & accounts receivable	476	3,696	512	3,977
Other assets	397	3,082	486	3,773
Cash and cash equivalents	250	1,941	159	1,234
Total Assets	**6,978**	**54,177**	**7,753**	**60,194**
Shareholders' equity	1,664	12,919	1,899	14,744
Minority interests	86	668	97	753
Deferred tax liabilities	231	1,793	262	2,034
Accrued retirement benefits	412	3,199	472	3,665
Interest-bearing borrowings				
- Automobile Division	514	3,991	435	3,377
- Sales financing Division	2,315	17,974	2,716	21,087
Notes & accounts payable	618	4,798	710	5,512
Other liabilities and accruals	1,138	8,835	1,162	9,022
Total Shareholders' Equity and Liabilities	**6,978**	**54,177**	**7,753**	**60,194**

(1) Figures in Euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan Motor's operating currency) using the exchange rate at September 30, 2003 (128.8 yen = 1 Euro).

F. Changes in restated shareholders' equity

In billions of yen	Sept 30, 2002	Net income	Dividends	Other changes	Sept 30, 2003
Shareholders' equity under Japanese GAAP (in billions of yen)	1,664	445	(58)	(152)	1,899
Restatements for Renault Group requirements (in billions of yen), including:					
- Restatement of fixed assets	599	(32)	-	-	567
- Provision for pension liabilities	(345)	60 (1)	-	37	(248)
- Dividends paid	(18)	-	(17)	-	(35)
- Capitalization of development expenses	95	89	-	-	184
- Other restatements	(206)	(54) (2)	(5)	131 (3)	(134)
Net assets restated for Renault Group requirements (in billions of yen)	1,789	508	(80)	16	2,233
Renault's share of net assets (before neutralization of 44.4% of Nissan's investment in Renault)	44.4%				44.4%
(€ million)	6,533	1,748	(267)	(445)	7,569
Neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan (€ million)	(962)(4)	-	-	-	(962)
Renault's share in the net assets of Nissan (€ million)	5,571	1,748	(267)	(445)(5)	6,607

(1) Essentially comprising restatement of the provision recorded by Nissan in connection with the transfer of some of its pension liabilities and the relevant plan assets to the Japanese state.

(2) Principally the fiscal impact of previous restatements, and inclusion in reserves of a tax credit recognized by Nissan which originated in transactions prior to Renault acquiring an interest in the capital of Nissan. The resulting increase in Renault's share of the restated net assets of Nissan, amounting to €122 million, led to a corresponding adjustment in the goodwill on acquisition initially recognized.

(3) Comprising reclassification of treasury shares as marketable securities and the neutralization of tax credit (see (2) above).

(4) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

(5) "Other changes" in Euros includes the €(556) million change in translation adjustments, essentially reflecting the fall in value of the US dollar, the Mexican peso and the yen against the Euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity (note 21-C).

G. Hedging of the investment in Nissan Motor

The total value of hedging operations in process at December 31, 2003 is 558 billion yen (€4,134 million), comprising 106 billion yen (€784 million) of bonds and private placements on the EMTN market issued directly in yen and 452 billion yen (€3,350 million) of currency swaps. During 2003 these operations generated foreign exchange differences totalling €221 million net of tax, which were included in shareholders' equity.

H. Renault - Nissan Motor cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions between the two groups in 2003 were the following:

JOINT INVESTMENTS

Renault and Nissan finalized the development of the second common platform, the C platform (lower medium range), intended for the future Megane and Almera. Work is in process on a third common platform, the D platform (upper medium).

Renault and Nissan also share gearbox and engine development costs.

VEHICLE MANUFACTURING

In Mexico, Nissan supplies Renault with assembly services for the Clio and Scenic models, and also assembles the Platina model (Nissan badged Clio sedans). Production totalled 70,000 units over the year.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (10,300 vehicles in 2003).

In Spain, Nissan produced more than 40,000 Trafic at its Barcelona plant.

In 2003, Renault produced 8,700 Nissan badged Master and Kangoo vans, purchased by Nissan for sale through its own network.

PART SALES

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK with gearboxes produced by its Cacia plant in Portugal, and engines produced by the Valladolid plant in Spain. These parts are used in Nissan's Micra, Almera and Primera.

In Mexico, Renault supplies engines to Nissan's Aguascalientes plant for the Clio and Platina

In total Renault supplied some 270 000 gearboxes and 120 000 engines during 2003.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3 and SM5.

Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

SALES

Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland, the Netherlands and Austria, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement. In Romania and Argentina, Renault, having taken over Nissan's import contracts, distributes Nissan vehicles

Total sales by Renault to Nissan and purchases by Renault from Nissan during 2003 amounted to approximately €700 million and €880 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in Renault and Nissan's financial statements, and therefore generate no financial exchanges between the two Groups.

13 - INVESTMENT IN AB VOLVO ACCOUNTED FOR BY THE EQUITY METHOD

€ million	Net goodwill	Share of net assets	Total
At January 1, 2003	**(194)**	**1,636**	**1,442**
2003 net income	25	150	175
Dividend paid	-	(77)	(77)
Translation adjustment and other	-	14	14
At December 31, 2003	**(169)**	**1,723**	**1,554**

Taking into account the 5% treasury stock held by AB Volvo, the level of Renault's investment in AB Volvo stood at 21.05% in 2003.

14 – OTHER INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At December 31, 2003, the principal other investments accounted for by the equity method were Teksid and Maïs (€23 million and €135 million respectively).

In 2003, Renault's share in the net income of other investments accounted for by the equity method mainly relates to Teksid (€(48) million) and Maïs (€19 million).

15 – OTHER INVESTMENTS AND FINANCIAL ASSETS

€ million	2003	2002	2001
Investments in controlled subsidiaries	181	250	221
Investments of over 20% in non controlled subsidiaries	73	38	88
Investments of under 20 %	44	51	35
Investments in subsidiaries and affiliates - gross	**298**	**339**	**344**
Provisions	(118)	(152)	(121)
Investments in subsidiaries and affiliates - net	**180**	**187**	**223**
Other financial assets	216	231	384
Other investments and financial assets	**396**	**418**	**607**

The net value of investments in controlled subsidiaries was €96 million at December 31, 2003 (€157 million in 2002 and €145 million in 2001).

The main changes in 2003 were the consolidation of Avtroframos (note 2.1-C), which accounted for €37 million of investments in subsidiaries and affiliates in 2002, and deconsolidation of Renault Agriculture following the sale of 51% of its capital (note 2.1-B), which resulted in a €49 million increase in investments in subsidiaries and affiliates.

In 2002, the main change concerned the sale of Renault's shares in Global Automotive Logistics, with a net book value of €37 million (note 2.3-B).

16 – SALES FINANCING RECEIVABLES

€ million	2003	2002	2001
Dealership receivables (note 19)	4,300	3,968	3,739
Financing for end-users	10,477	9,470	8,960
Leasing and similar operations	5,509	5,064	4,693
Gross value	**20,286**	**18,502**	**17,392**
Provisions	(672)	(630)	(547)
Net value	**19,614**	**17,872**	**16,845**

Breakdown of sales financing receivables by geographic area

€ million	2003	2002	2001
France	5,877	5,366	5,125
Other European countries	13,293	12,112	11,508
Other countries	444	394	212
Total	**19,614**	**17,872**	**16,845**

Maturities of sales financing receivables

€ million	2003	2002	2001
Within one year	9,740	9,455	9,080
Between one and five years	9,744	8,296	7,659
Over five years	130	121	106
Total	**19,614**	**17,872**	**16,845**

17 - INVENTORIES

€ million	2003	2002	2001
Gross value	5,325	5,197	5,186
Provisions	(453)	(417)	(354)
Net value of inventories	**4,872**	**4,780**	**4,832**

€ million	2003	2002	2001
Raw materials and supplies	851	788	904
Work-in-progress	341	400	412
Finished goods - automobile	3,479	3,359	3,281
Finished goods – commercial vehicles	-	-	60
Other finished products	141	191	150
Long-term contracts	60	42	25
Net total	**4,872**	**4,780**	**4,832**

In 2002, the sale of Irisbus (note 2.2-B) resulted in a €125 million decrease in inventories.

18 – AUTOMOBILE RECEIVABLES

Trade receivables

€ million	2003	2002	2001
Trade receivables, gross	2,205	2,173	2,640
Provisions	(109)	(106)	(175)
Net value	**2,096**	**2,067**	**2,465**

These receivables do not include accounts receivable from dealers, in France and several other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. In such cases, they are included in sales financing receivables (note 16). If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

In 2002, the sale of Irisbus (note 2.2-B) resulted in a €108 million decrease in trade receivables.

At December 31, 2003, the total trade receivables permanently assigned by the automobile division to non-Group banks amounted to €225 million (€250 million at December 31, 2002 and €323 million at December 31, 2001).

19 – OTHER RECEIVABLES AND PREPAID EXPENSES

€ million	2003	2002	2001
Bond issuance costs and redemption premiums	55	43	21
Prepaid expenses	449	422	394
Tax receivables	792	718	758
Other receivables	840	860	812
Total	**2,136**	**2,043**	**1,985**

20 – LOANS AND MARKETABLE SECURITIES AND CASH

€ million	2003	2002	2001
Investment loans	2,134	1,689	1,692
Marketable securities [1]	720	494	390
including Renault treasury shares	*521*	*407*	*282*
Total loans and marketable securities	**2,854**	**2,183**	**2,082**
Cash and cash equivalents	**4,276**	**3,354**	**2,135**

(1) Maturing more than three months after the acquisition date

A. Investment loans

Investment loans essentially consist of interbank loans and correspond principally to the investment of cash surpluses from the automobile division.

Details are as follows:

€ million	2003	2002	2001
Maturity over one year	138	195	179
Maturity within one year	1,996	1,494	1,513
Total	**2,134**	**1,689**	**1,692**

B. Renault treasury shares

In accordance with decisions approved at the General Shareholders' Meetings of June 11, 1998, June 10, 1999, May 10, 2001, April 26, 2002 and April 29, 2003, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

€ million	2003	2002	2001
Gross value	521	436	347
Provisions	-	(29)	(65)
Net value	**521**	**407**	**282**
Number of treasury shares	11,522,046	10,278,482	8,578,387

C. Cash and cash equivalents

€ million	2003	2002	2001
Marketable securities [1]	18	51	119
Current accounts with banks, cash	4,258	3,303	2,016
Total	**4,276**	**3,354**	**2,135**

(1) *Maturing within three months of the acquisition date*

21. SHAREHOLDERS' EQUITY

A. Share capital

CHANGES IN OWNERSHIP STRUCTURE

On July 28, 2003, the French government sold part of its investment in Renault SA. In compliance with French privatization law, 10% of shares sold by the government were offered to employees and former employees of the Renault Group in December 2003. A total of 2,593 thousand shares were subscribed as a result. Following these transactions, the French government's stake in Renault stood at 15.65%.

This does not affect the number of shares in Renault's share capital.

SITUATION AT DECEMBER 31, 2003

The total number of ordinary shares issued and fully paid-up at December 31, 2003 is 284,937 thousand (284,937 thousand in 2002 and 242,196 thousand in 2001). Par value is €3.81 per share (unchanged from 2002 and 2001).

In accordance with decisions approved at the General Shareholders' Meetings of April 29, 2003, April 26, 2002, May 10, 2001, June 10, 1999 and June 11, 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities. Under IASB standards, they would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share (note 10).

B. Distributions

At the General and Extraordinary Shareholders' Meeting of April 29, 2003, it was decided to distribute €316 million in dividends (€1.15 per share), compared to €257.6 million or €0.92 per share in 2002 and €219.3 million or €0.91 per share in 2001).

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity amounted to €294 million.

C. Translation adjustment

Translation adjustments relating to the Euro zone and included in shareholders' equity amount to €(342) million at December 31, 2003.

After adjustment for the impact of partial hedging of the investment in Nissan, the translation of Nissan's financial statements contributed as follows to the change in translation adjustment:

€ million	2003	2002	2001
Impact of the translation of Nissan's financial statements	(556)	(575)	(266)
Impact, net of tax, of hedging operations	221	184	110
Total	(335)	(391)	(156)

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, in view of the falling value of the US dollar and the Mexican peso in 2002 and 2003 (note 12-F).

D. Stock option plans

Since October 1996, the Board of Directors has periodically awarded stock options to Group executives and managers, with prices and exercise periods specific to each plan.

Changes in the number of stock options held by personnel

	2003	2002	2001
Options outstanding at January 1	10,259,475	8,512,030	6,788,480
Options awarded	1,922,000	2,009,000	1,861,600
Options exercised	(519,929)	(158,105)	(36,350)
Options expired	(150,300)	(103,450)	(101,700)
Options outstanding at December 31	**11,511,246**	**10,259,475**	**8,512,030**

Stock options awarded during the past three years

	2003	2002	2001
Exercise period	Sept 9, 2008 Sept 8, 2013	Sept 6, 2007 Sept 4, 2012	Dec 19, 2006 Dec 17, 2011
Exercise price per share (€)	53.36	49.21	48.97
Number of shares	1,922,000	2,009,000	1,861,600

The exercise price per share corresponds to the average value of the opening prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

Options yet to be exercised at December 31, 2003

Date awarded	Exercise price (€)	Options outstanding in 2003	Exercise period
October 22, 1996	17.57	114,522	October 23, 1999 - October 21, 2006
October 28, 1997	24.89	306,917	October 29, 2002 - October 27, 2007
October 27, 1998	32.13	1,586,757	October 28, 2003 - October 26, 2008
March 16, 1999	40.82	270,000	March 17, 2004 - March 15, 2009
October 19, 1999	50.94	1,716,400	October 20, 2004 - October 18, 2009
September 7, 2000	49.27	1,772,350	September 8, 2005 - September 6, 2010
October 24, 2000			October 25, 2005 - October 23, 2010
December 18, 2001	48.97	1,827,600	December 19, 2006 - December 17, 2011
September 5, 2002	49.21	1,994,700	September 6, 2007 – September 4, 2012
September 8, 2003	53.36	1,922,000	September 9, 2007 – September 8, 2011
Total		**11,511,246**	

22 – PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

A. Pensions and benefit plans

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

DEFINED-CONTRIBUTION PLANS

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying old-age and similar financial benefits. At present, there is no actuarial liability concerning these pension arrangements.

DEFINED-BENEFIT PLANS

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds. These plans are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability.

B. Actuarial assumptions

Main actuarial assumptions used for the French companies

Retirement age	60
Salary increase	3%
Discount rate	5.5%

C. The provision

Provision

€ million	2003	2002	2001
French companies	728	631	612
Other companies	133	141	119
Total	**861**	**772**	**731**

Change in the provision for pension and similar obligations

€ million	2003	2002	2001
Opening balance	**772**	**731**	**756**
Net expense for the year	104	93	82
Benefits paid and contributions to funds	(52)	(34)	(22)
Provisions for additional career-end holiday entitlements (1)	65	-	-
Other changes	(28)	(18)	(85)
Closing balance	**861**	**772**	**731**

(1) Additional paid holiday entitlements originating in previous years and to be taken upon retirement (note 7)

In 2001, the change in the provision for pension and similar obligations included the impact of deconsolidation of Renault VI for €(66) million.

The French pension reform law of August 21, 2003 (known as the « Fillon law ») is applicable to the Group only to a very limited extent, due to the existing specific collective conventions or agreements (for most Renault Group employees in France, the collective bargaining agreement for the metallurgy industry).

Net expense for the year

€ million	2003	2002	2001
Vested benefits (1)	71	58	50
Discount effect	39	36	33
Expected return on plan assets (1)	(6)	(1)	(1)
Net expense for the year	**104**	**93**	**82**

(1) Vested benefits are presented net of the expected return on funds invested in the UK in 2002 and 2001. In 2003, the expected return on plan assets in the UK is €5 million.

D. Reconciliation of the value of the obligation and the provision

€ million	2003	2002	2001
Actuarial value of obligations (1)	1,023	775	731
Fund assets recorded in balance sheet liabilities (1)	(143)	(18)	(16)
Net obligation (1)	**880**	**757**	**715**
Unrecorded actuarial gains (losses)	(38)	(7)	(8)
Cost of unrecorded vested benefits	19	22	24
Provision for pension and other post-retirement obligations in balance sheet	**861**	**772**	**731**

(1) The net obligation for the UK is not included in the figures for 2002 and 2001. In 2002 it amounted to €20 million (actuarial value of obligations: €103 million, value of fund assets in balance sheet: €83 million).

23 – OTHER PROVISIONS FOR RISKS AND LIABILITIES

€ million	Over one year	Under one year	Total
2003			
Provisions for restructuring and workforce adjustment costs	472	174	**646**
Provisions for warranty costs	419	313	**732**
Provisions for tax risks and litigation	216	158	**374**
Other	248	255	**503**
Total	**1,355**	**900**	**2,255**
2002			
Provisions for restructuring and workforce adjustment costs	558	179	**737**
Provisions for warranty costs	359	376	**735**
Provisions for tax risks and litigation	199	142	**341**
Other	257	247	**504**
Total	**1,373**	**944**	**2,317**
2001			
Provisions for restructuring and workforce adjustment costs	631	199	**830**
Provisions for warranty costs	159	344	**503**
Provisions for tax risks and litigation	127	174	**301**
Other	157	233	**390**
Total	**1,074**	**950**	**2,024**

All known litigation in which Renault or Group companies are involved is examined at year-end. After seeking the opinion of legal advisors, the provisions deemed necessary are, where appropriate, set aside to cover the estimated risk.

Changes in provisions for risks and liabilities

€ million	Restructuring provisions	Warranty provisions	Tax risk and litigation provisions	Other	Total
At January 1, 2003	**737**	**735**	**341**	**504**	**2,317**
Increases	121	675	171	388	**1,355**
Reversals of provisions for application	(182)	(661)	(124)	(243)	**(1,210)**
Reversals of provisions no longer required	(4)	-	(32)	(59)	**(95)**
Changes in scope of consolidation	-	(11)	3	3	(5)
Other changes [(1)]	(26)	(6)	15	(90)	**(107)**
At December 31, 2003	**646**	**732**	**374**	**503**	**2,255**

(1) Other changes mainly comprise translation adjustments

At December 31, 2003, Other provisions for risks and liabilities include a €86 million provision established in application of environmental regulations, mainly concerning environmental compliance costs (principally for land at Boulogne-Billancourt that the group intends to sell - note 2-B) and expenses related to the new EU directive on end-of-life vehicles (note 28-C).

24 – INTEREST-BEARING BORROWINGS

The distribution of interest-bearing borrowings between the divisions is indicated in the "Information by Division".

€ million	2003	2002	2001
Bonds	7,666	6,363	5,502
Other debts represented by a certificate	4,892	2,331	723
Borrowings from credit institutions	1,741	1,964	1,832
Other financial debt	520	560	223
Long-term financial debt, due after one year	**14,819**	**11,218**	**8,280**
Short-term portion of bonds	1,341	1,244	1,279
Short-term portion of other long-term financial debt	1,711	1,061	959
Short-term portion of long-term financial debt	**3,052**	**2,305**	**2,238**
Total long-term debt	**17,871**	**13,523**	**10,518**
Accrued interest on bonds	119	108	103
Originally short-term financial debt	8,853	10,515	12,529
Originally short-term financial debt	**8,972**	**10,623**	**12,632**
Redeemable shares	**339**	**339**	**341**
Total	**27,182**	**24,485**	**23,491**

A. Changes in interest-bearing borrowings

During 2003, Renault SA undertook bond issues totalling €1,427 million:

- a 5-year yen bond issue at 1.013% in April 2003 with total nominal value of 1billion yen (€7 million),
- three 3-year yen bond issues in May 2003 with total nominal value of 17 billion yen (€129 million), two at 0.7% (12 billion yen - €90 million) and one at 0.75% (5 billion yen - €39 million),
- a 7-year bond issue on May 28, 2003 with total nominal value of €750 million. A currency swap was entered into to convert this issue into yen at 1.236%,
- a 3-year yen bond issue at 0.8105% in June 2003 for total nominal value of 7 billion yen (€53 million),
- a 5-year bond issue at 3.566% on June 26, 2003, with total nominal value of €85 million. On August 29, a currency swap was undertaken to convert this issue into yen at 0.715%,
- a 5-year bond issue on October 27, 2003 for total nominal value of €100 million, at 4.25375% (tranche A) and 4.2675% (tranche B),
- a 10-year and 9 months bond issue at 5.4025% on November 4, 2003 for total nominal value of €41 million,
- a 5-year bond issue at 4.41% on November 18, 2003 for total nominal value of €10 million,
- a 5-year bond issue at 1.23% on December 2, 2003 for total nominal value of 30 billion yen (€232 million),
- a 7-year bond issue at 4.785% on December 8, 2003 for total nominal value of €20 million,

The bonds issued by Renault SA in 1993, for total nominal value of €229 million (FRF 1,500 million), matured in May 2003.

Operations denominated in yen were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen (note 12-G).

Renault Crédit International Banque undertook bond issues in 2003 totalling €1,550 million:

- in February 2003, an issue of 5-year bonds at 3-month Euribor + 0.79%, with total nominal value of €500 million,
- in March 2003, an issue of 5-year bonds at 3-month Euribor + 0.67%, with total nominal value of €400 million,
- in May 2003, an issue of 3-year bonds at 3-month Euribor + 0.35%, with total nominal value of €300 million,
- in June 2003, an issue of 2-year bonds at Eonia + 0.35%, with total nominal value of €250 million,
- in September 2003, an issue of 5-year bonds at 3-month Euribor + 0.58% with total nominal value of €100 million.

Renault Crédit International Banque also redeemed bonds for a total of €1,123 million in 2003.

In 2002, the change in interest-bearing borrowings includes the €60 million impact of deconsolidation of Irisbus.

B. Bonds

€ million	2003	2002	2001
Renault SA			
2003 issue at 4.785%	20	-	-
2003 issue at 1.23%	222	-	-
2003 issue at 4.41%	10	-	-
2003 issue at 5.4025%	41	-	-
2003 issue at 4.25375% - tranche A	65	-	-
2003 issue at 4.2675% - tranche B	35	-	-
2003 issue at 0.715%	81	-	-
2003 issue at 0.8105%	52	-	-
2003 issue at 1.236%	741	-	-
2003 issue at 0.75%	37	-	-
2003 issue at 0.7%	37	-	-
2003 issue at 0.7%	52	-	-
2003 issue at 1.013%	7	-	-
2002 issue at 0.8675%	7	8	-
2002 issue at 1.86%	871	946	-
2001 issue at 1.29%	370	402	433
2000 issue at 2.7276%	458	500	500
1999 issue at 1.795%	461	500	539
1998 issue at 3-month Pibor – 0.17%	76	76	76
1996 issue at 2.9111%	292	305	305
1994 issue at 3.8627%	292	305	305
1993 issue at 7.25%	-	-	229
1993 issue at 7.5%	-	229	229
Total	**4,227**	**3,271**	**2,616**
Renault Crédit International Banque			
2003 issue at 3-month Euribor + 0.58%,	100	-	-
2003 issue at Eonia + 0.35%	250	-	-
2003 issue at 3-month Euribor + 0.35%	300	-	-
2003 issue at 3-month Euribor + 0.67%,	400	-	-
2003 issue at 3-month Euribor + 0.79%,	470	-	-
2002 issue at 3-month Euribor + 0.5%	250	250	-
2002 issue at Eonia + 0.68%	50	50	-
2002 issue at 3-month Euribor + 0.78%	675	750	-
2002 issue at Eonia + 0.68%	200	200	-
2001 issue at 3-month Euribor + 0.325%	300	300	300
2001 issue at Eonia + 0.28%	-	396	400
2001 issue at 3-month Euribor + 0.35%	241	245	250
2001 issue at 3-month Euribor + 0.25%	300	300	300
2000 issue at 3-month Euribor + 0.25%	200	200	200
2000 issue at 3-month Euribor + 0.25%	-	465	500
2000 issue at 3-month Euribor + 0.25%	250	250	250
1999 issue at 3-month Euribor + 0.25%	-	-	500
1999 issue at 3-month Euribor + 0.1875%	-	-	200
1999 issue at 3-month Euribor + 0.125%	-	-	350
1998 issue at 3-month Libor + 0.0625%	-	153	153
1997 issue at 3-month Euribor + 0.17%	214	213	213
1996 issue at TAG + 0.3% for €229 million (tranche A), and 3-month Euribor + 0.19% for €76 million (tranche B)	305	305	305
1995 issue at 3-month Euribor + 0.17%	275	259	244
Total	**4,780**	**4,336**	**4,165**
Accrued interest	119	108	103
Total	**9,126**	**7,715**	**6,884**

Rates shown are after the effect of derivative financial instruments.

C. Interest-bearing borrowings by division

€ million	2003	2002	2001
Automobile Division			
Within one year	2,849	3,343	4,977
Between 1 and 2 years	386	333	269
Between 2 and 3 years	1,102	399	315
Between 3 and 4 years	637	924	398
Between 4 and 5 years	521	686	993
After 5 years	1,815	1,239	649
Total	**7,310**	**6,924**	**7,601**
Sales Financing Division			
Within one year	9,768	11,122	11,390
Between 1 and 2 years	3,370	2,446	1,989
Between 2 and 3 years	1,561	1,594	1,551
Between 3 and 4 years	590	896	965
Between 4 and 5 years	2,040	225	777
After 5 years	3,204	2,478	374
Total	**20,533**	**18,761**	**17,046**
Interdivision transactions			
Within one year	(593)	(1,297)	(1,252)
Between 1 and 2 years	-	-	-
Between 2 and 3 years	-	-	-
Between 3 and 4 years	-	-	-
Between 4 and 5 years	-	-	-
After 5 years	(407)	(242)	(245)
Total	**(1,000)**	**(1,539)**	**(1,497)**
Consolidated total			
Within one year	12,024	13,168	15,115
Between 1 and 2 years	3,756	2,779	2,258
Between 2 and 3 years	2,663	1,993	1,866
Between 3 and 4 years	1,227	1,820	1,363
Between 4 and 5 years	2,561	911	1,770
After 5 years	4,612	3,475	778
Total	**26,843**	**24,146**	**23,150**
Redeemable shares	**339**	**339**	**341**
Total	**27,182**	**24,485**	**23,491**

Short-term drawings on credit lines with maturities of more than one year amount to €157 million at December 31, 2003 (€43 million at December 31, 2002 and €5 million at December 31, 2001), of which €8 million concerned the Automobile Division (compared to €12 million in 2002 and €5 million in 2001).

D. Interest-bearing borrowings by currency

€ million	2003	2002	2001
Euro	21,295	21,035	19,173
Other European Union currencies	712	558	651
Yen	4,143	1,880	983
Other currencies	1,032	1,012	2,684
Total	**27,182**	**24,485**	**23,491**

Currencies shown are after the effect of derivative financial instruments.

E. Long-term borrowings by type of interest rate

Taking into account the effect of derivative instruments, fixed and floating-rate borrowings were as follows:

€ million	2003	2002	2001
Fixed-rate borrowings	7,815	5,845	4,847
Floating-rate borrowings	10,056	7,678	5,672
Total	**17,871**	**13,523**	**10,518**

F. Weighted average interest rate on short-term financial debt

	2003	2002	2001
Originally short-term financial debt	2.64%	3.61%	3.75%
Current portion of long-term financial debt	2.88%	3.69%	4.15%
Total financial debt due within one year	2.70%	3.62%	3.81%

The total interest paid by the Automobile Division in 2003 was €290 million (€295 million in 2002 and €346 million in 2001).

G. Credit lines

At December 31, 2003 the Renault Group's open credit lines with banks amounted to the equivalent of €9,705 million in various currencies (€9,476 million in 2002 and €11,090 million in 2001), with maturities extending to 2008. The short-term portion amounted to €1,210 million (€2,490 million in 2002 and €3,025 million in 2001).

A total of €541 million of these credit lines was in use at December 31, 2003, compared to €738 million at December 31, 2002 and €2,919 million at December 31, 2001.

H. Redeemable shares

€ million	2003	2002	2001
Renault SA 1983 issue [1]	156	156	156
Renault SA 1984 issue [1]	168	168	168
Diac 1985 issue	15	15	17
Total	**339**	**339**	**341**

(1) Redeemable shares issued by Renault SA are attributed to the Group's Automobile Division.

These shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The return on redeemable shares, amounting to €39 million in 2003 (€38.1 million in 2002 and €37.7 million in 2001), is included in financial expenses. These shares are listed on the Paris Stock Exchange, and in 2003 traded at between €265 and €350 for par value of €153.

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year. Diac has redeemed shares as follows:

- in 2002, 11,820 shares for a total value of €1.8 million,
- in 2001, 9,950 shares for a total value of €1.5 million.

25. OTHER LIABILITIES AND DEFERRED INCOME

€ million	2003	2002	2001
Tax liabilities	900	855	866
Social liabilities	1,333	1,252	1,095
Other	3,007	2,961	2,708
Deferred income	685	718	837
Total	**5,925**	**5,786**	**5,506**

The sale of Irisbus in 2002 (note 2.2-B) contributed €(41) million to the decrease in Other liabilities and deferred income.

26. NET FINANCIAL INDEBTEDNESS

€ million	2003	2002	2001
Redeemable shares	324	324	324
Bonds	4,257	3,294	2,646
Other interest-bearing borrowings	3,052	3,630	4,956
Interest-bearing borrowings	**7,633**	**7,248**	**7,926**
Investment loans	(1,960)	(1,805)	(2,037)
Renault treasury shares	(521)	(407)	(282)
Other marketable securities	(189)	(78)	(103)
Loans and marketable securities	**(2,670)**	**(2,290)**	**(2,422)**
Cash and cash equivalents	(3,215)	(2,463)	(1,577)
Net financial indebtedness	**1,748**	**2,495**	**3,927**

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the Automobile Division only, and comprises its interest-bearing borrowings less cash and financial assets (note 1-B).

At December 31, 2003, the total trade receivables permanently assigned by the Automobile Division to non-Group banks was €225million (€250 million at December 31, 2002).

Change in net financial indebtedness

€ million	2003	2002
Cash flow	3,150	3,179
Decrease (increase) in working capital	239	322
Investment in property, plant and equipment and intangibles, net of disposals	(2,533)	(2,968)
Acquisition of Nissan shares	-	(1,875)
Disposal of other equity investments, net of acquisitions	25	112
Capital increase reserved for Nissan	-	2,166
Change in other investments	(29)	144
Other capital transactions	(337)	(234)
Translation adjustment and other	232	586
Change in net financial indebtedness	**747**	**1,432**

27. FINANCIAL INSTRUMENTS

A. Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below for each division:

Automobile

€ million	2003	2002	2001
Foreign exchange risks:			
Currency swaps			
Purchases	3,820	2,000	-
Sales	3,562	1,943	-
Other forward exchange contracts and options			
Purchases	15,762	13,192	14,790
Sales	15,775	13,139	14,817
Interest rate risks:			
Interest rate swaps	30,655	36,385	28,915
FRAs (Future Rate Agreements)			
Purchases	-	200	520
Sales	-	400	520
Other interest rate hedging instruments			
Purchases	79	2,547	4,359
Sales	60	2,478	4,359

At December 31, 2003, the transactions undertaken by the Automobile Division to manage its foreign exchange risk were mainly currency swaps and forward sales of yen for total nominal value of €3,350 million (452 billion yen), as a partial hedge of Renault's net investment in Nissan (note 12).

Sales financing

€ million	2003	2002	2001
Foreign exchange risks:			
Currency swaps			
Purchases	98	48	1,346
Sales	102	52	1,445
Other forward exchange contracts and options			
Purchases	1,148	1,094	681
Sales	1,138	1,073	695
Interest rate risks:			
Interest rate swaps	22,897	17,930	13,651
FRAs (Future Rate Agreements)			
Purchases	-	50	-
Sales	-	50	-
Other interest rate hedging instruments			
Purchases	-	7	10
Sales	-	-	-

B. Fair value of financial instruments

The carrying amounts on the balance sheet and the estimated fair values of the Group's financial instruments are as follows:

€ million	2003		2002		2001	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
ASSETS						
Investments in subsidiaries and affiliates - unlisted securities [1]	180	*	187	*	223	*
Securities included in other financial asset	2	2	1	1	16	16
Marketable securities [2]	720	819	494	528	390	414
Total investment portfolio	**902**		**682**		**629**	
Investment loans	2,134	2,134	1,689	1,670	1,692	1,667
Sales financing receivables	19,614	18,817	17,872	17,353	16,845	16,625
Cash and cash equivalents	4,276	4,276	3,354	3,354	2,135	-
LIABILITIES						
Redeemable shares	(339)	(712)	(339)	(556)	(341)	(616)
Bonds	(9,126)	(9123)	(7,715)	(8,077)	(6,884)	(6,966)
Other interest-bearing borrowings (excluding redeemable shares)	(17,717)	(17,853)	(16,431)	(16,475)	(16,266)	(16,383)

* Figures not available

(1) It has not been possible to determine the fair value of equity stakes in some unlisted companies with which the Group does business and for which comparisons with similar listed companies are unavailable.
(2) Marketable securities maturing more than 3 months after the date of acquisition (those maturing within 3 months of acquisition are included in cash and cash equivalents).

Estimated fair value of off-balance sheet financial instruments

€ million	2003		2002		2001	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	15,038	15,039	13,340	13,284	14,072	14,102
Currency swaps	3,312	2,923	2,307	2,167	1,348	1,452
Interest rate swaps	1,480	1,463	2,052	2,104	731	557
Interest rate futures	-	-	50	50	-	-

Assumptions and methods adopted:

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the fiscal year and do not therefore take account of subsequent movements.

The main assumptions and valuation methods are as follows:

- **Securities (marketable securities, redeemable securities and other securities):** the fair value of securities is determined mainly by reference to market prices. Redeemable securities and other securities for which there is no trading price have been estimated by reference to the market price of similar securities, if such exist.
- **Investment loans:** for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been estimated by discounting future cash flows using the rates offered to Renault at December 31, 2003, December 31, 2002 and December 31, 2001 for loans with similar conditions and maturities.
- **Sales financing receivables:** sales financing receivables at fixed rates have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2003, December 31, 2002 and December 31, 2001.
- **Cash and cash equivalents:** the value recorded on the balance sheet is considered the fair value.
- **Bonds and other interest-bearing borrowings:** the fair value of listed bonds has been estimated at year-end market prices. For the debts of the Sales Financing activity, evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the fair value. The fair value of other financial debt was determined by discounting future cash flows at the rates offered to Renault at December 31, 2003, December 31, 2002 and December 31, 2001 for borrowings with similar conditions and maturities.
- **Off-balance sheet foreign exchange instruments:** the fair value of forward contracts is estimated on the basis of prevailing market conditions. The fair value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2003, December 31, 2002 and December 31, 2001 for the contracts' residual lives.
- **Off-balance sheet interest rate instruments:** The fair value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the fiscal year. Unrealized capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2003, December 31, 2002 and December 31, 2001.

28. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations) are covered by provisions. Details of off-balance sheet commitments and contingencies are provided below.

28.1. Ordinary operations

The Group's commitments that are specific to the following transactions are described in the relevant notes:

- Trade receivables permanently assigned by the Automobile Division: note 18.
- Financial instruments: details of foreign exchange and interest rate risks, and the fair value of financial instruments, are provided in note 27.

At December 31, 2003, the Group is also committed for the following amounts:

€ million	2003	2002	2001
Customer guarantees and endorsements (sales financing)	73	72	107
Other guarantees given	672	669	1,279
Opening of confirmed credit lines for customers	1,255	705	742
Securities payable on repurchase or forward transactions	-	20	12
Firm investment orders	1,032	988	1,267
Lease commitments	1,086	1,063	1,229
Assets pledged or mortgaged	174	195	226

Lease commitments include rent from non-cancellable leases to which the Group is committed. These are broken down as follows.

€ million	2003	2002	2001
Less than 1 year	125	104	140
Between 1 and 2 years	120	101	141
Between 2 and 3 years	114	102	140
Between 3 and 4 years	104	98	131
Between 4 and 5 years	100	92	115
More than 5 years	523	566	460
Total	**1,086**	**1,063**	**1,127**
Other [1]	-	-	102
Total	**1,086**	**1,063**	**1,229**

(1) Rental commitment not yet subject to a non-cancellable lease

28.2. Special operations

A. Guyancourt Technocentre

In March 1995, the Group signed an agreement with a group of investors under which the Technocentre, a single site combining Renault new-vehicle research and development units, would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leased the centre to Renault at prevailing market rents under a lease expiring at the end of 2010. The agreement gave Renault the option to acquire the Technocentre at its initiative, at any time between 2000 and 2010.

This agreement was renegotiated when a further investment was made for the construction of the second stage of the Technocentre complex. Under the terms of the new agreement, concluded on June 25, 2002:

- Renault withdrew from the real estate company by selling its 15% of shares to the group of investors (this had no significant impact on the Renault financial statements), and the advances previously made by Renault to the real estate company were repaid;
- an amended 11½-year lease was signed at market prices, resulting in an annual saving on rental of approximately €15 million. The total rent for the period, on a non-discounted basis, is estimated at €1,008 million;
- Renault has the option to acquire the Technocentre at the end of 2007 or 2009, or upon expiry of the final year of the lease (in 2013), at market prices applicable at the date the option is exercised.

These operations had a favourable overall effect on the Group's net financial indebtedness of €214 million in 2002.

B. Transfer of Renault Véhicules Industriels to Volvo in 2001

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the contractual terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault therefore established a provision in 2001 by adjusting the capital gain recorded on the transfer. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position. There were no new developments in connection with this matter during 2003.

C. End-of-life vehicles

Under EC directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner,
- specific progressive targets are met concerning the re-use rate for vehicle components (with priority given to recycling) and the value of components that can be re-used.

This directive concerns vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

Member states must adopt this directive into domestic law and ensure compliance by manufacturers, who may have to bear the costs of introducing the system and the expense of transferring vehicles to a storage centre free of charge to the last owner.

At December 31, 2003, the situation was as follows:

- The EC directive has been completely or partially incorporated into national regulations by most current EU member states.
- Renault has established a €21 million provision (€19 million in 2002).

This provision only takes into account countries which have incorporated the Directive into their national law or where the organisation of recycling operations has been defined.
It is determined based on the present value of the estimated cost of disposal in 2007, for:

- all vehicles currently on the road sold between 1996 and the date of application of the law in each country;
- vehicles sold after the incorporation of the EC directive into national laws.

In 2003, Renault increased this provision by €1 million recorded under Other operating income and expenses, for vehicles sold prior to the date of application of the law (€15 million in 2002) (note 7), and €1 million recorded under Cost of goods and services sold for vehicles sold after this date (€4 million in 2002).

D. Disposal of used tyres in France

The French decree n°2000-1563 of December 24, 2002 on the disposal of used tyres prescribes the technical and financial procedures for collection and processing of used tyres.
As the Group is not able to estimate the potential financial impact of this decree, no provision has been recorded in connection with this matter.

E. Vehicle transfers within the EC

At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision.

F. Renault Argentina

Renault Argentina SA manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2003, Plan Rombo SA had approximately 700 savers' groups on its books. Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 95 million Argentinean pesos.

G. Other commitments

- Disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favour. At December 31, 2003, Renault had not identified any significant risks in connection with these operations.

- Following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements.

- The agreement signed in 2000 by Renault, Samsung Motors Inc. and Hanvit Bank gives Renault the option to purchase Hanvit Bank's 10% interest in Renault Samsung Motors. This option can be exercised from December 2005. Should Renault exercise this option, which would bring its investment in Renault Samsung Motors up to 80.1%, there would be no significant impact on the consolidated financial statements.

- The companies of the Group are periodically subject to tax audits in the countries in which they operate. Tax adjustments are recorded as provisions in the financial statements. Contested tax adjustments are recognized on a case-by-case basis, taking into account the risk that the proceedings or appeal may be unsuccessful.

29. COMPANIES CONSOLIDATED AT DECEMBER 31

Fully consolidated companies

Renault Group's interest (%)	[illegible]	2003	2002	2001
AUTOMOBILE				
Renault SAS [(1)]	France	100	100	-
Cofiren Renault et Cie	France	100	100	100
GIE Technocentre	France	100	100	100
Mecanizacion Contable S.A. (Meconsa)	Spain	100	100	100
Renault Développement Industriel et Commercial	France	100	100	100
Renault Espana SA and its subsidiaries	Spain	100	100	100
Renault Group BV	Netherlands	100	100	100
Société de Financement des Moyens Informatiques (SOFIMIN)	France	100	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100	100
Vehicle Engineering and Manufacturing				
Auto Châssis International (ACI) Le Mans	France	100	100	100
Auto Châssis International (ACI) Romania	Romania	100	-	-
Auto Châssis International (ACI) Villeurbanne	France	100	100	100
CACIA	Portugal	100	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100	100
Fonderie le Mans	France	100	100	100
IDVU	France	100	100	100
Maubeuge Construction Automobile	France	100	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100	100
SCI Parc Industriel du Mans	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SNC Renault Sandouville	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100	100
Société Nouvelle de Transmissions (SNT)	France	80	80	80
Agricultural Equipment				
Renault Agriculture [(2)]	France	-	100	100
Other companies				
Arkanéo	France	100	100	100
Car life Siège and its subsidiaries	France	100	100	100
France Services Rapides and its subsidiary	France	100	100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100	100
Grigny Ltd	United Kingdom	100	100	100
Renault F1 Team Ltd	United Kingdom	100	100	100

*(1) Renault SAS was formed on January 1, 2002 by means of a business transfer (*apport partiel d'actifs*) from Renault SA.*
(2) Renault Agriculture was deconsolidated as of April 30, 2003 (note 2.1 - B).

Fully consolidated companies (continued)

Renault Group's interest (%)		2003	2002	2001
Sales - France				
Renault France Automobiles (RFA) and its subsidiaries	France	100	100	100
Sales - Europe				
Renault Amsterdam	Netherlands	100	100	100
Renault Belgique Luxembourg	Belgium	100	100	100
Renault Ceska Républica	Czech Republic	100	100	100
Renault Croatia	Croatia	100	100	100
Renault Espana Comercial S.A. (RECSA) and its subsidiaries	Spain	100	100	100
Renault Hungaria	Hungary	100	100	100
Renault Italia and its subsidiaries	Italy	100	100	100
Renault Nissan Deutsche AG and its subsidiaries	Germany	100	100	100
Renault Nissan Nederland	Netherlands	100	100	100
Renault Nissan Suisse SA	Switzerland	100	100	100
Renault Nissan Osterreich (ex Renault Osterreich Automobilvertriebs)	Austria	100	100	100
Renault Polska	Poland	100	100	100
Renault Portuguesa	Portugal	100	100	100
Renault Retail Group	United Kingdom	100	100	100
Renault Slovakia	Slovakia	100	100	100
Renault Slovénia d.o.o. (1)	Slovenia	100	100	-
Renault U.K	United Kingdom	100	100	100
Renault Vienne	Austria	100	100	100
International Operations and Asia - Pacifique				
Avtoframos (2)	Russia	50	-	-
Dacia and its subsidiaries	Romania	99	93	93
Sociedad de Fabricacion de Automotores (SOFASA) (3)	Colombia	60	-	-
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Renault Algérie (4)	Algeria	100	-	-
Renault Corporativo S.A. de C.V.	Mexico	100	100	100
Renault Maroc	Morocco	80	80	80
Renault Mexico	Mexico	100	100	100
Renault Samsung Motors	South Korea	70	70	70
Revoz	Slovenia	67	67	67
Mercosur				
Cofal	Luxembourg	77	77	77
Groupe Renault Argentina	Argentina	67	67	67
Renault do Brasil LTDA	Brazil	78	78	77
Renault do Brasil SA	Brazil	77	77	76
After-sales				
SODICAM 2	France	100	100	100
French Investment Financing Companies				
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM)	France	100	100	100
Société Immobilière d'Epone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique	France	100	100	100
Holding companies and other Credit Institutions				
Compagnie Financière Renault (5)	France		100	100
Renault Holding	Switzerland	100	100	100
Renault Finance	Switzerland	100	100	100
Société Financière et Foncière	France	100	100	100

(1) Renault Slovenia d.o.o. was set up in June 2002 and took over Revoz's sales activity.
(2) Avtoframos has been consolidated as of January 1, 2003 (note 2.1-C).
(3) SOFASA has been fully consolidated since March 28, 2003 (previously it was included by the equity method) (note 2.1-A).
(4) Renault Algeria has been consolidated since January 1, 2003.

(5) Compagnie Financière Renault merged with Renault SAS in 2003.

Fully consolidated companies (continued)

Renault Group interest %	[illegible]	2003	2002	2001
SALES FINANCING				
Sales Financing - France				
DIAC	France	100	100	100
Diac Location	France	100	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100	100
RCI Banque	France	100	100	100
Société de Gestion, d'Exploitation de Services en moyens administratifs (SOGESMA)	France	100	100	100
Sales Financing – outside France				
Accordia Espana SA	Spain	100	100	100
Consorcio Renault do Brasil	Brazil	100	100	100
Diac Belgique (1)	Belgium	-	-	100
Nissan Finance ltd	United Kingdom	100	100	100
RCI Financial Services Belgique (ex Overlease Belgique)	Belgium	100	100	100
RCI Argentine	Argentina	100	100	100
RCI Financial Services BV	Netherlands	100	100	100
RCI Finanzholding Gmbh	Germany	100	100	100
RCI Gest SCA and its subsidiaries	Portugal	100	100	100
RCI Leasing gmbh co OHG	Germany	100	100	100
Refactor	Italy	100	100	100
Renault Autofin SA	Belgium	100	100	100
RCI Banque AG (ex Renault Bank)	Austria	100	100	100
Renault Crédit SA	Switzerland	100	100	100
Renault Crédit Polska (2)	Poland	100	100	100
Renault Financiaciones	Spain	100	100	100
RNC (ex Accordia)	Italy	100	100	100
Holding Companies and Other Credit Institutions				
Renault Acceptance BV	Netherlands	100	100	100
Renault Acceptance GmbH	Germany	100	100	100
Renault Acceptance Ltd	United Kingdom	100	100	100
Service companies				
ARTIDA	Spain	100	100	100
Overlease Espagne	Spain	100	100	100
RCI Gest Seguros	Portugal	100	100	100
RCI Versicherungs Service Gmbh	Germany	100	100	100
Réalisation, Etudes, Courtage et Assurances	France	100	100	100
Renault do Brasil S/A Corr. de Seguros	Brazil	100	100	100
Renault Services SA	Belgium	100	100	100
Société Internationale de Gestion et de Maintenance Automobile	France	100	100	100

(1) Diac Belgique was liquidated in December 2002.
(2) Renault Crédit Polska, previously unconsolidated, has been fully consolidated since June 2002.

Proportionately consolidated companies

Renault Group's interest (%)		2003	2002	2001
AUTOMOBILE				
Vehicle Engineering and Manufacturing				
Française de Mécanique	France	50	50	50
GIE TA 96	France	50	50	50
SALES FINANCING				
CFI Renault do Brasil	Brazil	60	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60	60
Renault Crédit Car	Belgium	50	50	50
Renault Financial Services Ltd (2) (RFS)	United Kingdom	50	50	50
ROMBO Compania Financiera	Argentina	60	60	60
Sygma Finance	France	50	50	50
Overlease Italie	Italia	49		
OTHER				
Irisbus Holding and its subsidiaries (1)	Spain		-	50

Companies accounted for by the equity method

Renault Group's interest (%)		2003	2002	2001
AUTOMOBILE				
International Operations				
MAIS	Turkey	49	49	49
Nissan Motor Group	Japan	44.4	44.4	36.8
Sociedad de Fabricacion de Automotores (SOFASA) (2)	Colombia	-	24	24
Other companies				
AB Volvo Group	Sweden	21	21	21
Teksid Group	Italy	19	33	33

(1) The investment in Irisbus was sold on January 2, 2002 (note 2.2-B).

(2) SOFASA has been fully consolidated since March 28, 2003 (previously it was included by the equity method) (note 2.1-A).

4.2 RSA PARENT COMPANY FINANCIAL STATEMENTS

4.2.1 AUDITORS' REPORT ON THE FINANCIAL STATEMENTS OF THE PARENT COMPANY ONLY

Year Ended December 31, 2003

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the financial statements of the parent company only taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards."

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended December 31, 2003 on :

- the audit of the accompanying financial statements of Renault parent company only,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2003, and the results of its operations for the year then ended in accordance with French accounting regulations.

JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the requirements of Article L.225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

As stated in note 1.A.a) of the notes to the financial statements and pursuant to to the *Conseil National de la Comptabilité* (French National Accounting Council), Opinion n° 34, Renault elected to account for its investments in controlled subsidiaries using the equity method. Investments eligible under this option are those of Renault s.a.s.., Dacia and Sofasa, with an historical acquisition cost totalling € 3,445 million. The equity value as of December 31, 2003 of these investments totals € 3,691 million, leading to a positive impact on the Renault stockholders' equity at that date of € 246 million.

The equity value of these investments is determined on the basis of the accounting policies and methods used to prepare the Group's consolidated financial statements. To assess this equity value, we relied on the conclusions of the procedures performed as part of the audit of the Group's 2003 consolidated financial statements.

The assessments on these matters were made in the context of our audit of the financial statements taken as a whole and therefore contribute to enable us to express an unqualified opinion in the first part of this report.

SPECIFIC PROCEDURES AND DISCLOSURES

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

We have no no matters to report regarding the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating and controlling interests and as to identify of shareholders (percentage of interest and voting rights).

Neuilly and Courbevoie, 9 March 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU		ERNST & YOUNG AUDIT	
O. AZIÈRES	A. RAIMI	J.F. BELORGEY	D. MARY-DAUPHIN

4.2.2 SPECIAL REPORT OF THE STATUTORY AUDITORS REGARDING THE DATA USED TO CALCULATE THE REMUNERATION OF THE REDEEMABLE SHARES.

Year ended December 31, 2003

In accordance with our appointment as statutory auditors of your Company, and in accordance with the requirements of Article L.228-37 of the French Company Law (Code de Commerce), we hereby report to you regarding the data used to calculate the remuneration of the redeemable shares.

On March 9, 2004, we issued our reports on the parent company and consolidated financial statements for the financial year ended December 31, 2003.

The data used to calculate the remuneration of the redeemable shares has been determined by Renault management. Our responsibility is to consider whether the method is in conformity with the issuance agreement and wether the data used are consistent with the audited financial statements from which they are derived.

The data used which has been communicated to us are as follows:

The remuneration of the redeemable shares includes a variable portion which is calculated as follows:

$$\text{Variable portion of the previous coupon} \times \frac{\text{Consolidated revenues for the current financial year}}{\text{Recalculated consolidated revenues for the previous financial year applying Group structure and methods of the current financial year}}$$

The ratio of revenues is rounded off to the nearest decimal.

For the interest payment (coupon) which will be made on October 25, 2004, the data used to calculate this amount as communicated to us is as follow:

- Variable portion of previous interest payment (coupon) (in euros) : 9.20
- Consolidated revenus 2003 (in euros millions) : 37,525
- 2002 recalculated revenues applying 2003 Group structure and methods (in euros millions) : 36,167
- Variable portion of the interest payable as of October 25, 2004 (in euros) : 9.55

We conducted our work in accordance with professional standards applicable in France. Those standards require that we consider whether the method is in conformity with the issuance agreement and wether the data used are consistent with the audited financial statements from which they are derived.

We have no matters to bring to your attention as to whether the method is in conformity with the issuance agreement and whether the data used are consistent with the audited financial statements from which they are derived.

Neuilly and Courbevoie, 9 March 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU — ERNST & YOUNG AUDIT

O. AZIERES — A. RAIMI — J.F. BELORGEY — D. MARY-DAUPHIN

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

4.2.3 STATUTORY AUDITOR'S REPORT ON CERTAIN REGULATED AGREEMENTS

Year ended December 31, 2003

In our capacity as Statutory Auditor of your company, we are presenting our report on regulated agreements.

Agreements authorized during the fiscal year

In accordance with the requirements of Article L.225-40 of the French Company Law (Code de Commerce), we have been advised of the agreements which were previously authorized by your Board of Directors.

It is not our responsability to determine the existence of agreements, but to inform you, on the basis of the information provided to us, of the principal items and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness or appropriateness. Pursuant to Article 92 of the Decree of March 23, 1967, it is your responsibility to assess the interest for the company of entering into these agreements with view to their approval.

We conducted our work in accordance with professional standards applicable in France. Those standards require that we review the consistency of the information provided to us with the source documents from which it came.

Agreement entered into with Nissan Motor Co Ltd:

Share purchase and sale agreement between Renault SA, Nissan Motor Co Ltd and Renault-Nissan BV.
Board members concerned: Mr L. Schweitzer and C. Ghosn

On February 25, 2003, your Board of Directors authorized the signature of a share purchase and sale agreement between Renault SA and Nissan Motor Co Ltd, on the one hand, and Renault-Nissan BV, on the other hand. Under the terms of this agreement all shares in Renault-Nissan Purchasing Organisation were sold to Renault-Nissan BV.
This agreement resulted in the sale of the shares in Renault-Nissan Purchasing Organisation at their net carrying value, for an amount of 25 000 €.

Neuilly and Courbevoie, 9 March 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU		RNST & YOUNG AUDIT	
O. AZIÈRES	A RAIMI	.F. BELORGEY	D. MARY-DAUPHIN

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards

4.2.4 RSA PARENT COMPANY FINANCIAL STATEMENTS

SIMPLIFIED INCOME STATEMENT			
(€ million)	2003	2002	2001 PRO FORMA
Operating income			3
Operating expenses	26	43	9
NET OPERATING EXPENSE	**(26)**	**(43)**	**(6)**
Investment income	465	411	373
Reversals of provisions			6
Increase to provisions	(94)	(16)	(8)
INVESTMENT INCOME AND EXPENSES	**371**	**395**	**371**
Foreign exchange gains	190	280	323
Reversals of provisions for foreign exchange risks		39	42
Foreign exchange losses	(41)	(45)	(151)
FOREIGN EXCHANGE GAINS AND LOSSES	**149**	**274**	**214**
Interest and equivalent income	21	23	30
Interest and equivalent expenses	(195)	(247)	(440)
Write-offs and provisions	(1)	(1)	(59)
Reversals of provisions and transfer of charges	119	45	
Net income on sales of marketable securities		2	
OTHER FINANCIAL INCOME AND EXPENSES	**(56)**	**(178)**	**(469)**
NET FINANCIAL INCOME	**464**	**491**	**116**
CURRENT INCOME BEFORE TAX	**438**	**448**	**110**
EXCEPTIONAL INCOME	**381**	**2 771**	**3**
EXCEPTIONAL EXPENSES	**48**	**161**	**50**
NET EXCEPTIONAL ITEMS (Note 2)	**333**	**2 610**	**(47)**
INCOME TAX (Note 3)	**0**	**53**	**107**
NET INCOME	**771**	**3 111**	**170**

2001 Pro forma figures indicate Renault SA's hypothetical results if the partial business transfers had taken place at January 1, 2001.

SIMPLIFIED BALANCE SHEET					
	2 003			2 002	2001
		Amortiz.			PRO FORMA
ASSETS (€ millions)	Gross	and	Net	Net	
		provisions			Net
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES	0	0	0	0	0
Investments accounted for by the equity method (Note 4)	3 691		3 691	3 544	2 970
Investment in NISSAN MOTOR (Note 4)	6 413		6 413	6 413	4 552
Investment in other companies (Note 4)	67	67	0	85	205
Other investments	1	1	0	13	13
Advances to subsidiaries and affiliates (Note 5)	9 322	5	9 317	7 739	7 923
Loans	59		59	80	220
FINANCIAL ASSETS	19 553	73	19 480	17 874	15 883
TOTAL FIXED ASSETS	19 553	73	19 480	17 874	15 883
RECEIVABLES	99		99	18	57
MARKETABLE SECURITIES (Note 6)	535		535	425	347
PREPAID EXPENSES	1		1	3	0
OTHER ASSETS	18		18	48	118
TOTAL ASSETS	20 206	73	20 133	18 368	16 405

The pro forma total (€ 16,405 million) corresponds to the figures in the contribution agreement: (items not transferred: € 12,241 million, Renault s.a.s. shares received in consideration of the contribution: € 2,669 million, and financing of Renault s.a.s.: € 1,495 million).

SIMPLIFIED BALANCE SHEET			
SHAREHOLDERS' EQUITY AND LIABILITIES (€ million)	**2003**	**2002**	**2001 PRO FORMA**
Share capital	1 086	1 086	923
Share premium	4 423	4 423	2 419
Revaluation surplus	9	9	9
Equity method revaluation surplus	246	487	2 263
Legal and tax basis reserves	108	92	91
Retained earnings	5 978	3 199	3 145
Renault s.a.s. pro forma result			384
Net income for the year	771	3 111	170
Tax basis provisions			6
SHAREHOLDERS' EQUITY (Note 7)	**12 621**	**12 407**	**9 410**
REDEEMABLE SHARES	**324**	**324**	**324**
PROVISIONS FOR RISKS AND LIABILITIES (Note 8)	**170**	**397**	**383**
Bonds	4 249	3 310	2 662
Borrowings from credit institutions	325	343	2 207
Other loans and financial debts	1 960	1 413	1 278
FINANCIAL LOANS AND BORROWINGS (Note 9)	**6 534**	**5 066**	**6 147**
OTHER DEBTS	**109**	**48**	**113**
DEFERRED INCOME	**375**	**126**	**28**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**20 133**	**18 368**	**16 405**

The pro forma total (€ 16,405 million) corresponds to the figures in the contribution agreement: (items not transferred: € 5,500 million, financing of Renault s.a.s.: € 1,495 million, Renault SA net worth: € 9,410 million).

(1) The income statement figures for Renault s.a.s. if the business transfers had taken place at January 1, 2001.

STATEMENT OF CHANGES IN CASH

(€ million)	2003	2002	2001
Cash flow	478	613	1 250
Decrease in working capital requirements	371		843
Disposal of assets		166	1 720
Disposal of property, plant and equipment and intangible assets in the partial business transfer to Renault s.a.s.		2 280	
Disposal of investments in the partial business transfer to Renault s.a.s.	188	6 768	
Increase (decrease) in the other long-term sources	3	(93)	3
Increase in shareholders' equity	0	2 167	61
Sources before financing	**1 040**	**11 901**	**3 877**
Distribution to shareholders	316	250	213
Increase in working capital requirement		3 744	
Property, plant and equipment and intangible investments			983
Long-term investments	263	1 900	1 868
Renault s.a.s. shares attributes in consideration of the partial business transfer	182	2 669	
Increase (decrease) in the other long-term applications	(1 536)	1 008	(86)
Change in presentation	4		
Transfer of provisions for risks in the partial business transfer to Renault s.a.s.	2	1 380	
Transfer of tax basis provisions in the partial business transfer to Renault s.a.s.		249	
Applications before financing	**(769)**	**11 200**	**2 978**
Excess (deficit) of applications before financing	**1 809**	**701**	**899**
Decrease (increase) in net financial indedtedness	**(1 809)**	**(701)**	**(899)**

NOTES TO THE FINANCIAL STATEMENTS

The summarized financial statements of Renault SA presented below are extracts of the annual financial statements drawn up in accordance with generally accepted accounting principles in France applied for the parent company financial statements. The full statutory financial statements are available from officers of the Annual General Meeting or the Renault SA headquarters located at 13-15, quai Le Gallo 92512 Boulogne-Billancourt Cedex or the Finance Department at 27-33, quai Le Gallo 92512 Boulogne-Billancourt Cedex.

Only the accounting policies of the Renault SA holding company are stated below. The other accounting polices are described in the consolidated financial statements.

1. ACCOUNTING POLICIES

Renault s.a.s. draws up its accounts in accordance with French law and accounting regulations applicable at December 31, 2003. The annual financial statements are presented using French chart of accounts 99-03 of April 29, 1999, amended by CRC (*Comité de la Règlementation Comptable*) regulations 99-08 and 99-09 of November 24, 1999 and regulation 2000-06 of December 7, 2000 in compliance with the principle of conservatism, and the time period and going concern concepts.

The presentation of the provision for treasury shares representing the difference between the net book value of these shares and their exercise price was changed in 2003, in accordance with the position of the CNCC (*Compagnie Nationale des Commissaires aux Comptes*) published in its March 2003 bulletin (No. 129). This change in presentation has no material impact on the presentation of the balance sheet at 31.12.2002 and 31.12.2003 (Note 6).

The following methods were applied in valuing balance sheet and income statement items:

A - PARTICIPATIONS

a) As allowed by CNC (*Conseil National de la Comptabilité*) *avis* n°34 (July 1988), Renault SA has opted to use the equity method to value investments in wholly controlled companies:

- this method is applied to all fully consolidated companies,
- the shareholders' equity of these companies is determined under the accounting policies applied in the consolidated financial statements ; as this is a valuation method, the elimination of inter-company transactions is not taken into account,
- in valuing a subsidiary, its holdings in companies wholly controlled by the Group are valued in the same way,
- the change during the year in the overall percentage of shareholders' equity corresponding to these interests is not an income or loss item; it is entered under shareholders' equity as "equity method valuation surplus". This amount cannot be distributed or used to offset losses. When it is negative, a provision for general depreciation is established as a charge against income.

b) Investments in companies not wholly controlled by Renault SA. are valued at acquisition cost, less related expenses, or at their fair market value if this is lower. Provisions are established when the book value of the investments is lower than the gross value. Depending on the case, the book value is calculated based on an analysis of the net asset value, yield value, re-calculated asset value, probable trade value and future prospects.

B - TRANSLATION OF FOREIGN CURRENCY RECEIVABLES AND LIABILITIES

Receivables and liabilities denominated in foreign currencies are translated as follows :

- all receivables and liabilities in foreign currencies are converted at the year-end exchange rate,

- exchange differences arising between the date of transactions and December 31 are recorded in Other assets and Deferred income (translation adjustment),

- a provision for risk equal to the unrealized exchange losses is established after:

  - offsetting unrealized gains and losses on forward contracts with a similar term,

  - eliminating the effect of hedged transactions.

C - FINANCIAL FUTURES TRANSACTIONS

The differences resulting from variations in the value of financial instruments used in hedging operations are recorded in the income statement in the same way as the revenues and expenses relating to the hedged item.

The differences resulting from variations in the value of financial instruments used in operations that do not represent hedges realized on organized markets are recorded in the income statement.

Gains and losses generated by over-the-counter contracts which are not similar to market transactions are recorded upon completion. At year-end, a provision is established to cover unrealized losses.

D - PROVISIONS FOR RISKS AND LIABILITIES

Provisions for risks and liabilities are determined in accordance with the *Comité de la Règlementation Comptable* (CRC) rule 00-06:

- a liability is a component of net assets with negative economic value for the entity, namely an obligation of the entity to a third party that is likely or certain to result in an expenditure of resources to the benefit of that third party, without any expected consideration of at least equivalent value. All such items are collectively designated as external liabilities. The obligation may be of a legal, statutory or contractual nature. It may also arise from the entity's past practices, its declared policy or sufficiently explicit public commitments creating a legitimate third-party expectation that the entity will undertake certain responsibilities.

- provisions for risks and liabilities are of an uncertain nature regarding amount and maturity, but are associated with an obligation that is probable or definite at year-end. A contingent liability is an obligation that is neither probable nor certain at the date the financial statements are established, or a probable obligation for which expenditure of resources is not probable.

The obligation to a third party must exist at the year-end. If the obligation is neither probable nor certain, then a contingent liability exists which must be mentioned in the notes to the financial statements.

2. NET EXCEPTIONAL ITEMS

Exceptional gains include :

- the recognition in income of the equity method valuation surplus of €46 million on the investments contributed in the partial business transfer to Renault s.a.s.

- reversals of €317 million of provisions (Note 8)

Exceptional losses principally include :

- the gross value (€18 million) of the investment in Nissan Diesel sold,

- a €8 million net charge to provisions established for the restructuring of the company jointly held by Renault and a Chinese partner.

3. INCOME TAX

As indicated in the notes to the annual and consolidated financial statements, Renault SA decided not to renew its request to apply the French worldwide tax consolidation regime, which expires at the end of fiscal 2003.

French subsidiaries that are more than 95% owned by Renault SA pay their income taxes directly to Renault SA under the domestic tax consolidation regime. Each entity included in the domestic tax consolidation records the taxes it would have borne if it were taxed separately.
The tax savings generated by this system are treated as income for the entity heading the group of companies concerned.

Consequently, in 2003, given the tax calculation in accordance with the French worldwide tax consolidation regime, its non-renewal as of January 1, 2004 and the offsetting following the tax consolidation in France, Renault SA did not record a tax charge.

The provision previously established in connection with the Nissan Group's financial recovery has been reversed (Note 8).

Furthermore, Renault SA's deferred tax situation is as follows:

(€ million)	2002		Changes		2003	
	Asset (1)	Liability (2)	Asset (1)	Liability (2)	Asset (1)	Liability (2)
Temporarily non-deductible expenses						
Provisions for risks and liabilities	12		11		23	
Other	81		(55)		26	
Income temporarily not subject to tax						
Expenses deducted (or taxable income) still to be recorded	56	10	73	(10)	129	
TOTAL	**149**	**10**	**29**	**(10)**	**178**	**0**
(1) : i.e. future tax credit						
(2) : i.e. future tax charge						

4. INVESTMENTS

Changes in investments in 2003 were as follows:

(€ million)	Partial business transfer								
	At start of year	Shares transferred	Renault s.a.s. shares received	Acquisitions	Disposals	Change in scope of consolidation	Allocations / Reversals of provisions	Change over the year	Balance at year-end
Investments accounted for by the equity method	3 544	(111)	182	263		8		(195)	3 691
Investment in Nissan Motor Ltd	6 413								6 413
Investments in other companies	85	(77)			(18)	(8)	18		0
Total	**10 042**	**(188)**	**182**	**263**	**(18)**	**0**	**18**	**(195)**	**10 104**

Upon approval from the other shareholders of six of the eight companies that remained in the books of Renault SA (Artès, Renault Algerie, Renault Maroc, Inokom, Avtoframos, Revoz) gave their approval, Renault SA's shares in these companies were transferred to Renault s.a.s. in early 2003. This additional partial business transfer was valued at €182 million net. In consideration of this contribution, Renault SA received 2,225,644 fully paid-up new shares with par value of €15.25 each (total value €34 million), issued with a premium of €66.73 per share (i.e. 148 million) by Renault s.a.s. in a capital increase undertaken for the purpose.

1) Investments accounted for by the equity method

The shares held in Revoz and Renault Maroc, both accounted for by the equity method, were transferred at their net book value (€111 million) as part of the business transfer to Renault s.a.s. The investments in Sofasa and Dacia, totalling €311 million, were retained by Renault SA.

In consideration of the partial business transfer, Renault SA received €182 million in Renault s.a.s. shares.
Acquisitions during 2003 (a total of €263 million) concern subscription to a capital increase by Dacia for €251 million and the purchase of Dacia shares from minority shareholders for €12 million.

2) Investments in other companies

The investments in Inokom, Renault Algérie, Avtoframos and Artès were transferred at net book value (€113 million before reversal of €36 million of provisions, i.e. €77 million net) when the additional partial business transfer to Renault s.a.s. took place in early 2003.

The partial disposal value of the fully impaired Nissan Diesel securities was zero; the related impairment provision for these securities was therefore reversed in the amount of €18 million.

5. ADVANCES TO SUBSIDIARIES AND AFFILIATES

Changes during the year were as follows:

(€ million)	At start of year	Increases	Decreases	At year-end
Capitalizable advances	5			5
Loans to subsidiaries and affiliates	7 739	3 695	2 117	9 317
Total gross value *(1)*	**7 744**	**3 695**	**2 117**	**9 322**
Provisions	(5)			(5)
TOTAL NET	**7 739**	**3 695**	**2 117**	**9 317**
(1) Due within one year	*6 008*	*3 545*	*519*	*9 034*
Due after one year	*1 736*	*150*	*1 598*	*288*

Advances to subsidiaries and affiliates include:

- €2,198 million of short-term investments with Group finance companies as part of the Group's cash management programme (€1,105 million in 2002),
- €1,757 million in short-term loans for Renault s.a.s. (€1,091 million in 2002),
- €4,642 million in loans for financing the SNCs (partnerships) and other Group subsidiaries (€5,543 million in 2002).

6. MARKETABLE SECURITIES

Marketable securities comprise Renault SA's treasury shares (€535 million, including €94 million concerning 1,761,693 shares acquired in 2003).
These shares are held for the purposes of the stock option plans awarded to Group executives and managers.

A provision of €31 million was recorded at December 31, 2002 in respect of:
- the difference between the acquisition cost for the shares and their book value, measured as the average stock market price over the last month of the year (€27 million);
- and the potential loss resulting from the difference in the value of the shares after depreciation and the exercise price fixed in the various stock option plans (€4 million).

In accordance with the position of the CNCC published in its March 2003 bulletin No. 129, only the difference between the acquisition cost of the shares and their book value (average stock market price over the last month) is recognised in the form of an adjustment to the asset value in the balance sheet. The potential loss with regard to stock option plans is covered by a provision included in balance sheet liabilities.

At December 31, 2003, in view of developments on the stock exchange, only the €4 million provision is necessary. The €27 million provision has thus been reversed and included in financial income.

7. SHAREHOLDERS' EQUITY

Changes in shareholders' equity were as follows:

(€ million)	Balance at start of year	Allocation	Increases	Decreases	Other	Balance at year-end
Share capital	1 086					1 086
Share premium	4 423					4 423
Revaluation surplus	9					9
Equity method revaluation surplus	487			(46)	(195)	246
Legal and tax basis reserves	92	16				108
Retained earnings	3 199	2 779				5 978
Net income	3 111	(3 111)	771			771
TOTAL	**12 407**	**(316)**	**771**	**(46)**	**(195)**	**12 621**

The €46 million shown under "Decreases" concern the equity method revaluation surplus on shares contributed to Renault s.a.s. during the year, which was included in exceptional items (Note 2).

A. Allocation of earnings:

At the General Shareholders' Meeting of April 29, 2003, it was decided to allocate the net income for 2002 as follows: €316 million or €1.15 per share to distribution of dividends, €16 million to the legal reserve and the balance of €2,779 million to retained earnings

B. Renault SA's capital structure was as follows at December 31, 2003:

	Number of shares owned		% of capital
French state	**44 588 484**		15,65%
Employees	**11 616 248**		4,08%
Treasury shares	**11 522 046**		4,04%
Nissan	**42 740 568**		15,00%
Other	174 469 772		61,23%
TOTAL	**284 937 118**		**100%**

The par value of a Renault SA share is €3.81 (25 francs).

On account of treasury shares and the shares held by Nissan Finance Co, Ltd., the number of voting rights amounts to: 230 674 504, i.e. 80.96%.

The French government continued to reduce its investment in Renault SA in 2003. On July 28, 2003, it sold 24,224,755 shares through a private placement with French and foreign institutional investors. In addition to these shares, a further 2,422,476 shares were sold when the over-allotment option granted by the French state to the syndicate of banks was exercised. The number of shares sold by the state thus totalled 26,647,231, bringing the French government's stake in Renault at December 31, 2003 down to 15.65%.

In compliance with French privatization law, 10% of the total shares sold by the government were offered to employees and former employees of Renault SA and subsidiaries in which the company directly or indirectly holds more than 50% of the capital. These shareholders now own 4.08% of the capital of Renault SA.

Following the various transactions of 2003, the share of Renault SA capital owned by the public rose from 52.17% at December 31, 2002 to 61.23% at December 31, 2003.

8. PROVISIONS FOR RISKS AND LIABILITIES

At December 31, 2003, the provisions for risks and liabilities totalled €170 million compared to €397 million at December 31, 2002.
The movement during the year is mainly due to the reversal of the provision (€317 million) for risks related to the temporary nature of the tax saving resulting from the inclusion of the Nissan Group in the determination of Renault SA's current tax charge, which was calculated in accordance with the French worldwide tax consolidation regime that Renault did not wish to renew after its expiry at the end of fiscal 2003.

(€ million)	2002	Increases	Reversals for application	Other reversal	Other changes	2003
Provisions for risks on subsidiaries	14	10	(2)			22
Other provisions for risks and liabilities	383	129	(362)		(2)	148
TOTAL	397	139	(364)	0	(2)	170

9. BONDS AND OTHER BORROWINGS

A. BONDS

Bond issues are as follows:

(€ million)	Issue currency	2003	2002	2001
2003 issue at 4.785%	EUR	20		
2003 issue at 1.23 %	JPY	222		
2003 issue at 4.41%	EUR	10		
2003 issue at 5.4025%	EUR	41		
2003 issue at 4.25375 % on tranche A	EUR	65		
2003 issue at 4.2675% on tranche B	EUR	35		
2003 issue at 0.7150 %	EUR	81		
2003 issue at 0.8105 %	JPY	52		
2003 issue at 1.2360 %	EUR	741		
2003 issue at 0.70 %	JPY	37		
2003 issue at 0.75 %	JPY	37		
2003 issue at 0.70 %	JPY	52		
2003 issue at 1.013 %	JPY	7		
2002 issue at 0.8675 %	JPY	7	8	
2002 issue at 1.86 %	EUR	871	946	
2001 issue at 1.29 %	JPY	370	402	433
2000 issue at 2.7276 %	EUR	458	500	500
1999 issue at 1.795 %	EUR	461	500	539
1998 issue at Pibor + 3 mois - 0.17%	FRF	76	76	76
1996 issue at 2.9111 %	FRF	292	305	305
1994 issue at 3.8627 %	FRF	292	305	305
1993 issue at 7.25 %	FRF			229
1993 issue at 7.50 %	FRF	0	229	229
Accrued interest		22	39	45
TOTAL		4 249	3 310	2 662

The rates shown above are the rates after swaps for hedging rather than the original rates.

The principal bond issues converted into yen by means of a currency swap are as follows:

- July 21, 1999 issue of 7-year bonds totalling €500 million at 5.1250%. A currency swap was undertaken to convert this issue into yen (62.2 billion yen) with a rate of 1.795%.

- June 26, 2002 issue of 7-year bonds with total nominal value of €1 billion at 6.125%. A currency swap was undertaken to convert this issue into yen (117.6 billion yen) with a rate of 1.86%.

- October 19, 2000 issue of 7-year bonds totalling €500 million at 6.3750%. A currency swap was undertaken on January 21, 2003 to convert this issue into yen (61.8 billion yen) with a rate of 2.7276%.

- March 2, 1994 issue of 10-year bonds totalling €305 million at 6.25%. A currency swap was undertaken on April 17, 2003 to convert this issue into yen (39.4 billion yen) with a rate of 3.8627%.

- December 20, 1996 issue of 9-year bonds totalling €305 million at 5.80%. A currency swap was undertaken on April 17, 2003 to convert this issue into yen (39.5 billion yen) with a rate of 2.9111%.

- May 28, 2003 issue of 7-year bonds totalling €750 million at 4.625%. A currency swap converted this issue into yen (100.1 billion yen) with a rate of 1.236%.

A further issue took place on the Japanese domestic market on December 2, 2003 of 5-year bonds with total nominal value of 30 billion yen at 1.23%.
Bonds mature as follows:

(€ million)	2003	2002	2001
Within one year	313	268	286
Between one and five years	2 263	2 096	1 876
After five years	1 673	946	500
TOTAL	**4 249**	**3 310**	**2 662**

B. BORROWINGS FROM CREDIT INSTITUTIONS

The breakdown of borrowings from credit institutions is as follows:

(€ million)	2003	2002	2001
Borrowings from Group credit institutions	2	2	1 878
Borrowings from non-Group credit institutions	323	341	329
TOTAL	**325**	**343**	**2 207**

These borrowings mature as follows:

(€ million)	2003	2002	2001
Within one year	9	19	1 880
Between one and five years	316	162	14
After five years		162	313
TOTAL	**325**	**343**	**2 207**

Borrowings from credit institutions due after one year include short-term drawings on long-term credit lines (due after one year). Borrowings from credit institutions bear interest at market rates.

C. OTHER LOANS AND FINANCIAL DEBTS

Other loans and debts mature as follows:

(€ million)	2003	2002	2001
Within one year	1 760	1 413	1 277
After five years	200		1
TOTAL	**1 960**	**1 413**	**1 278**

Bonds and other borrowings include € 404 million in commercial papers from various banks. The balance (€1,556 million) is comprised of borrowings from Group subsidiaries with cash surpluses.

No loans or financial debts are secured.

OTHER INFORMATION – SUBSIDIARIES AND AFFILIATES (€ million)

Company	Share capital	Reserves and retained earning	% of shares held	Net profit (loss), prior year	Sales revenues, prior year
INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD					
Renault s.a.s.	534	2 051	100,00	(442)	33 719
Dacia	424	(127)	99,13	(89)	438
Sofasa	1	30	23,71	4	239
INVESTMENTS IN OTHER COMPANIES					
Sanjang Renault Automotive and Co	35	(52)	45,00	(10)	7
Nissan Motor Co	4 704	10 041	44,37	3 456	55 119
Nissan Diesel Motor Co	106	245	16,88	(324)	2 961

Company	Gross book value of share held	Net book value of share held	Outstanding loans and advances Renault SA	Guarantees given by Renault SA	Dividends received by Renault SA in 2003
INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD					
Renault s.a.s.	3 380	3 380	1 757	-	-
Dacia	303	303	-	-	-
Sofasa	8	8	-	-	-
TOTAL INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD	**3 691**	**3 691**	**1 757**	**0**	**0**
INVESTMENTS IN OTHER COMPANIES	**6 481**	**6 413**	**5**	**0**	**267**

ACQUISITION AND DISPOSAL OF INVESTMENTS IN OTHER COMPANIES

No significant acquisition (increase of at least 5% in the percentage ownership) took place in 2003.

The most significant disposal of the year was the sale of 14,553 shares in Nissan Diesel (€18 million), reducing Renault SA's holding in the company to 16.9% from 22.5% in 2002.

FIVE-YEAR FINANCIAL HIGHLIGHTS

(€ million)	1999	2000	2001	2001	2002	2003
				PRO FORMA		
Year-end financial position						
Share capital	914	914	923	923	1 086	1 086
Number of shares and investment certificates outstanding	239 798 567	239 798 567	242 196 550	242 196 550	284 937 118	284 937 118
Overall income from operations						
Revenues net of taxes	29 537	30 870	32 443			
Income before tax, amortization, depreciation and provisions (1)	1 946	2 177	1 425	84	3 005	446
Income tax	(245)	117	107	107	53	0
Income after tax, amortization, depreciation and provisions	676	1 454	554	170	3 111	771
Dividends paid	183	213	250		316	
Earnings per share in Euros						
Earnings before tax, amortization, depreciation and provisions (1)	8,12	9,08	5,88	0,35	10,55	1,57
Earnings after tax, amortization, depreciation and provisions	2,82	6,06	2,29	0,70	10,92	2,71
Net dividend per share	0,76	0,91	0,92		1,15	
Personnel						
Number of employees (2)	44 584	45 942	47 515			
Payroll	1 484	1 635	1 677			
Benefit contributions (social security, benefit plans, etc)	653	705	631			

(1) *Provisions are those recorded during the year, less reversals and applications.*
(2) *At 31 December.*

CHAPTER V: MAIN SUBSIDIARIES AND ORGANIZATION CHART

Renault s.a.s.

13-15 Quai Le Gallo
92512 Boulogne-Billancourt Cedex, France

Wholly-owned subsidiary of Renault S.A.

Business: Design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

2003 revenues: €€33,719 million
Workforce at December 31, 2003: 49,005

Renault España

Carretera de Madrid, km 185
47001 Valladolid, Spain

99.72% owned by Renault s.a.s.

Business: Manufacture and marketing, via its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.
Plants in Valladolid, Palencia and Seville.

2003 revenues: €7,895 million (data sourced from local consolidation)
Workforce at December 31, 2003: 12,427 (data sourced from local consolidation)

Renault France Automobiles

117-199 Avenue Victor Hugo
92100 Boulogne-Billancourt, France

Wholly owned by Renault s.a.s.

Business: Trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.
63 branches in France.

2003 revenues: €4,204 million (consolidated data, contribution to group)
Workforce at December 31, 2003: 9,715

Renault Argentina

Fray Justo Santa Maria de Oro 1744
1414 Buenos Aires, Argentina

66.64% owned by Renault s.a.s.

Business: Manufacture and marketing of Renault vehicles.
Plant in Cordoba.

2003 revenues: ARS 857 million (data sourced from local consolidation)
Workforce at December 31, 2003: 2,316

Renault do Brasil
Avenida Renault
1300 Borda do Campo
Sao Jose dos Pinhais, Estado do Parana, Brazil

77.3% owned by Renault s.a.s.

Business: Manufacture and marketing of vehicles and automobile equipment.
Plant in Curitiba.

2003 revenues: BRL 1,668 million (local data)
Workforce at December 31, 2003: 2,469

OYAK-Renault Otomobil Fabrikalari
Barbaros Plaza C blok No 145 K/6
80700 Dikilitas Besiktas, Istanbul, Turkey

51% owned by Renault s.a.s.

Business: Assembly and manufacture of Renault vehicles.
Plant in Bursa.

2003 revenues: TRL 2,076,941 billion
Workforce at December 31, 2003: 3,810

SNR Roulements
1 Rue des Usines
74010 Annecy, France

Wholly owned by Renault.

Business: Manufacture and marketing of bearings.
Four plants in the Annecy area, one plant in Alès.

2003 revenues: €479 million (consolidated data, contribution to group)
Workforce at December 31, 2003: 3,457

Dacia
Calea Floreasca, Nr. 133-137, Sector 1
Bucharest, Romania

99.13% owned by Renault S.A.

Business: Manufacture and marketing of motor vehicles.
Plant in Pitesti.

2003 revenues: €362 million (consolidated data, contribution to group)
Workforce at December 31, 2003: 14,347

Renault Samsung Motor
17th Floor, HSBC Building
25 Bongrae-Dong 1-Ga, Jung-Gu
Seoul 100-161, Korea

70.10% owned by Renault.

Business: Manufacture and marketing of motor vehicles.
Plant in Busan.

2003 revenues: €€1,690 million (consolidated data, contribution to group)
Workforce at December 31, 2003: 5,485

REVOZ
Belokranjska Cesta 4
8000 Novo Mesto, Slovenia

66.68% owned by Renault s.a.s.

Business: Vehicle manufacture
Plant in Novo Mesto.

2003 revenues: SIT 177,041 million
Workforce at December 31, 2003: 1,971

Société Financière et Foncière
27-33 Quai Le Gallo
92109 Boulogne-Billancourt Cedex, France

Wholly owned by Renault. s.a.s.

Business: Centralized cash management for the Renault group.

Total assets (parent company) at December 31, 2003: €€289 million
Workforce at December 31, 2003: 34

Renault Finance
48 Avenue de Rhodanie
Case Postale 1002 Lausanne, Switzerland

Wholly owned by Renault Holding (a wholly-owned subsidiary of Renault s.a.s.)

Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and its industrial and commercial subsidiaries; interbank dealing.

Total assets (parent company) at December 31, 2003: €4,305 million
Workforce at December 31, 2003: 27

RCI Banque
14 Avenue du Pavé Neuf
93168 Noisy-le-Grand Cedex, France

Wholly owned by Renault s.a.s.

Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe

Net financings in 2003: €10.4 billion (€10.3 billion excluding "card" business)
Total assets (parent company) at December 31, 2003: €23.3 billion
Workforce at December 31, 2003: 3,209

***



RENAULT SA
RENAULT S.A.S.
RENAULT-NISSAN B.V.
RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO)
RENAULT-NISSAN INFORMATION SERVICES (RNIS)
NISSAN MOTOR
NISSAN FINANCE CO ltd
AUTOMOBILE DIVISION
FRANCE
PEUGEOT
Française de Mécanique
GIE TA 96
FIAT
EUROPE
LATIN AMERICA
AFRICA / ASIA
Volvo (1)


RENAULT SA
100 %
RENAULT S.A.S.
AUTOMOBILE DIVISION (Cont.)
SALES FINANCING DIVISION
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
Siam
Immobilière d'Epone
Sicofram
55 %
45 %
Renault Holding (Suisse)
Renault Finance (Suisse)
SFF
Renault Acceptance BV (Netherlands)
RCI Banque S.A.
FRANCE
Sygma Finance S.N.C.
50 %
Diac S.A.
94.80 %
Cogera S.A.
5 %
99,80 %
Sigma Services S.A.
Sogesma S.A.R.L.
Diac Location S.A.
EUROPE
RCI Versicherungs Service GmbH (Germany)
Renault Acceptance GmbH (Germany)
RCI Leasing GmbH Co OHG (Germany)
99.86 %
RCI Finanzholding GmbH (Germany)
RCI Gest Leasing S.A. (Portugal)
RCI Gest S.G.P.S. S.A. (Portugal)
RCI Gest S.C.A. S.A. (Portugal)
RCI Gest Seguros L.D.A. (Portugal)
10 %
90 %
Accordia España S.A. (Spain)
Renault Financiaciones S.A. (Spain)
Overlease S.A. (Spain)
RCI Bank AG (Austria)
Arvida S.A. (Spain)
Renault Autofin S.A. (Belgium)
Renault Credit Car (Belgium)
RCI Financial Services BV (Netherlands)
Renault Services S.A. (Belgium)
0,10 %
99.90 %
RCI Finance S.A. (Switzerland)
RCI Financial Services S.A. (Belgium)
Renault Credit Polska Sp. z.o.o. (Pologne)
RNC S.p.A. (Italy)
49 %
Overlease S.r.l. (Italy)
Refactor S.r.l. (Italy)
Nissan Finance (GB) Ltd (United Kingdom)
Renault Acceptance Ltd (United Kingdom)
RFS Ltd (United Kingdom)
LATINA AMERICA
Corretora de Seguros Renault do Brasil S.A. (Brazil)
99 %
1 %
Consorcio Renault Do Brasil S/C Ltda (Brazil)
Companhia de Arrendamento Mercantil Renault do Brasil (Brazil)
Companhia de Credito Financiamento e Investimento Renault do Brasil
60 %
Rombo Compania Financiera S.A. (Argentina)
100 %
Fully consolidated companies
Companies accounted for under the equity method
Companies, consolidated on proportionate basis
Non-consolidated companies
* and subsidiaries
(1) Renault owns 20% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21.05%

CHAPTER VI: GENERAL INFORMATION ABOUT RENAULT

6.1 LEGAL INFORMATION ABOUT RENAULT

6.1.1. GENERAL INFORMATION

Business name and registered office

Business name: Renault

Registered office: 13-15 Quai Le Gallo, 92100 Boulogne Billancourt - France

Legal form

Organized as a *société anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994.

Date of formation and duration of the company

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

Purpose

The company's corporate purpose is the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

Company registration number

Renault is registered with the Registrar of Companies in Nanterre under the number 441 639 465 (APE code 341 Z; Siret code: *441.639.465.03591*).

Access to legal documents

Legal documents such as the articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

Financial year

The company's financial year runs for 12 months from January 1 to December 31.

6.1.2 SPECIAL PROVISIONS OF THE ARTICLES OF INCORPORATION

Appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

Shares and voting rights

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote.

Identifiable bearer shares

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

Shareholding disclosures [24]

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company holding a number of shares equal to or greater than 0.5% of the share capital, or a multiple of this percentage less than or equal to 5% of the share capital, is required to inform the company of the number of shares held. Such information shall be notified by registered letter with return-receipt within five trading days of the registration of the shares that caused this threshold to be breached. For the purposes of determining the thresholds described above, indirectly held shares or shares assimilated to equity held as defined by the provisions of Article L 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The declaration requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 0.5% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required declarations are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

[24] *A resolution was submitted to the Annual General Meeting of Shareholders on April 30, 2004 with a view to amending the article governing disclosure thresholds. The aim is to bring the company into compliance with the Financial Security Act, which establishes disclosure thresholds for voting rights as well as for numbers of share (see Chapter VII, Draft Resolutions, 19th resolution).*

6.2 GENERAL INFORMATION ABOUT RENAULT'S SHARE CAPITAL

6.2.1 CHANGE IN SHARE CAPITAL

The Extraordinary General Meeting may, as specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to Chairman of the Board.

The most recent changes in the share capital occurred in 2002. For the second stage of the Alliance, the Extraordinary General Meeting of March 28, 2002 endorsed a capital increase reserved for Nissan Finance Co., Ltd.[(1)] This took place in two stages:

- March 29, 2002 on the decision of the Board of Directors meeting of March 28, 2002
- May 28, 2002 on the decision of the Board of Directors meeting of May 24, 2002

(1) The arrangements are described in a prospectus registered with the Commission des Opérations de Bourse (COB) on March 26, 2002 under no. 02-275. The prospectus can be downloaded from the Financial Informations section of Renault's website and from the website of the new French securities regulator, the Autorité des Marchés Financiers.

6.2.2 SHARE CAPITAL

At December 31, 2003 the share capital of Renault S.A. amounted to €1,085,610 419.58 euros (one billion eighty- five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents), consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

6.2.3 CHANGES IN CAPITAL OWNERSHIP OVER FIVE YEARS

	Transaction	Resulting capital €	In number of shares
01/2001	Conversion of share capital to euro	€913,632,540.27	239,798,567 shares, €3.81
12/2001	**Capital increase reserved for employees: 2,397,983 shares issued at €3.81**	€922,768,855.50	242,196,550 shares, €3.81
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	€1,066,784,805.72	279,996,012 shares, €3.81
05/2002	**Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (nominal value: €3.81)**	€1,085,610,419.58	284,937,118 shares, €3.81

Note: There were no changes in share capital in 1999, 2000 or 2003.

6.2.4 STOCK OPTION PLAN FOR SUBSCRIPTION TO OR ACQUISITION OF RENAULT SHARES

The twenty-sixth resolution of the Mixed General Meeting of April 29, 2003 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the Company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 2% of the amount of the shares making up the registered capital on the date thereof.

This authorization is valid until June 29, 2006.

6.2.5 CAPITAL INCREASE RESERVED FOR EMPLOYEES

Pursuant to Articles L443-1 *et seq* of the Labor Code and Article L 225-138-IV of the Commercial Code, the twenty-seventh resolution of the Extraordinary General Meeting of April 29, 2003 delegated to the Board of Directors the powers needed to increase the share capital by no more than 4%, on one or more occasions, by issuing shares reserved for employees, subject to certain conditions. The Board of Directors did not use these powers in 2003.

This authorization is valid until April 29, 2008.

6.2.6 CAPITAL INCREASE BY ISSUANCE OF SECURITIES

The Mixed General Meeting of April 29, 2003 adopted several resolutions empowering the Board of Directors, should the need arise, to proceed with the issuance of shares or other equity securities, with or without pre-emptive rights[1].

The authorizations remain valid until the date of the General Meeting called to approve the financial statements for 2004.

***

[1] Regarding issues of securities with exclusion of pre-emptive rights, the Board of Directors has not so far used the powers delegated by the General Meeting of April 29, 2003. Accordingly, a resolution was submitted to the General Meeting on April 30, 2004 with a view to maintaining the price-setting conditions decided by the aforementioned meeting and, concomitantly, the powers delegated to the Board.

CHAPTER VII: MIXED GENERAL MEETING OF APRIL 30,2004, DRAFT OF RESOLUTIONS

7.1 PRESENTATION OF RESOLUTIONS

Mixed (Ordinary and Extraordinary) General Meeting of April 30, 2004

Twenty-one resolutions will be submitted to the Mixed General Assembly convened on April 30, 2004.

The Board of Directors will first ask the Ordinary General Meeting to adopt fifteen resolutions:

7.1.1 Approval of the annual accounts and appropriation of the income

The **first two resolutions** relate to the approval of Renault's consolidated and annual company accounts for the financial year ending December 31, 2003.

The **third resolution** relates to appropriation of the company's income for the financial year ending December 31, 2003, and payment of the dividend. Renault's income, amounting to € 770,933,122.78, plus retained earnings brought forward of € 5,978,108,817.52, represents total distributable income of € 6,749,041,940.30. Dividends paid to shareholders total € 398,911,965.20 corresponding to a net dividend of € 1.40 distributed to each share, providing entitlement to a tax credit per share of € 0.70 for a natural person or a legal entity subject to company tax. The dividend will be payable, in cash only, on May 17, 2004.

The dividend distributed to shareholders would show an increase of more than 20% since the dividend paid for 2002 amounted to € 1.15 per share.

The payout is in line with Renault's policy of gradually increasing the dividend over time. It is part of the company's strategy of promoting the value of the Renault share and its appreciation by shareholders.

7.1.2 Agreements referred to in article L. 225-38 of the Commercial Code

When conducting its day-to-day business, and specifically when it is the dominant entity in a corporate group, a company may enter into direct or indirect agreements with other firms with which it shares executive staff. It may also sign agreements with its senior executives, or with shareholders owning more than 10% of the registered capital. Such agreements are regulated by law.

In the **fourth resolution,** the Annual General Meeting is asked to approve these regulated agreements, after having heard the report of the Statutory Auditors pursuant to Article L 225-38 of the Commercial Code. These agreements have received prior authorization from the Board of Directors.

During the financial year ending December 31, 2003, these agreements related exclusively to a sale of securities between Renault (parent company) and Nissan Motor Co.Ltd., on the one hand, and Renault-Nissan B.V (RNBV) on the other hand, under the terms of which all the securities owned in Renault-Nissan Purchasing Organization (RNPO) were sold to RNBV.

7.1.3 Renewal of two directors' terms of office

The **fifth** and **sixth resolutions** ask you to renew the term of office of Messrs. François de COMBRET and Bernard LARROUTUROU. Their terms of office would be renewed for a period of four years i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Mr. François de COMBRET, 62, is a managing partner of Lazard Frères and a member of the Appointments and Remuneration Committee.

Mr. Bernard LARROUTUROU, 45, is Director General of French Scientific Research Center (CNRS) and a member of the International Strategy Committee.

More information about the positions held by board members is included in Chapter II, Part 1.1 of this document.

7.1.4 Ratification of the appointment of three directors

In the **seventh, eighth and ninth resolutions,** the General Meeting is asked to ratify the appointment of Messrs. Jean-Louis GIRODOLLE, Itaru KOEDA and François PINAULT as directors.

Mr. Jean-Louis GIRODOLLE, 35, a senior official and sub-director of the French Treasury, has succeeded Mr. Bruno BEZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.

Mr. Itaru KOEDA, 62, Co-Chairman of the Board of Directors and Executive Vice-President of Nissan Motor Co. Ltd. has succeeded Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2004.

Mr. François PINAULT, 67, Chairman and C.E.O. of Artémis SA has succeeded Mrs. Jeanne SEYVET for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006. Mr. François PINAULT is a person from outside the Renault group who meets all the criteria of independence, as defined in the BOUTON report [25].

7.1.5 Release of three directors from liability as may have arisen in the performance of their duties

The **tenth, eleventh and twelfth resolutions** ask you to grant full and final release to Mr. Bruno BEZARD, Mr. Yoshikazu HANAWA and Mrs. Jeanne SEYVET whose terms of office ended in the financial year ending December 31, 2003, from any liability to which they may have been subject in the performance of their duties.

7.1.6 Report of the statutory auditors on equity loans

The **thirteenth resolution** asks the General Meeting to take note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares, in particular the variable portion linked to the increase in Renault's consolidated revenues in 2003 (measured on a consistent basis).

[25] *The Bouton report "Promoting better corporate governance in listed com-panies" was published in September 2002. It sets out the rules and principles to be observed by companies practicing good corporate governance.*

7.1.7 Authorization for the company to trade in its own shares on the stock market

In 2003, under the authorization granted by the General Meeting of April 29, 2003, your Company acquired 1,761,693 shares at an average weighted price of € 53.35 per share. The Company exercised this possibility solely for the purpose of transferring the shares to its stock option schemes.

In the **fourteenth resolution**, you are asked to authorize the Board of Directors to implement a program to buy back its own shares, under the terms and conditions set by law. This authorization is granted for a maximum period of eighteen months as of the General Meeting. This authorization would supersede the one granted at the previous General Meeting. The Company would buy back its own shares principally in order to transfer some or all of them to employees and directors of the Company and of its group and/or to stabilize the share price by trading on the stock market. The Company may not own more than 10% of its registered capital and the total amount that it may use to purchase its own shares may not exceed € 2,421,965,435.

These share purchases and sales may be undertaken by any means, including block sales and the use of derivatives.

The maximum purchase price is fixed at € 85 per share and the minimum sale price at € 25 per share. To reflect the change in the share price on the market, these limits have been adjusted in relation to those authorized by the General Meeting of April 29, 2003 (€ 90 and € 15 respectively).

A prospectus registered with the French securities regulator, the Autorité des Marchés Financiers (AMF), describing the terms and conditions of these buybacks can be viewed on the renault.com website, in Financial Informations => AMF Prospectuses.

The Board of Directors will give a summary of these transactions to the General Meeting, which will be convened, for want of a quorum, on April 30, 2004. At December 31, 2003 the portfolio consisted of 11,522,046 shares, equivalent to 4% of the capital.

7.1.8 Authorization to issue bonds

The **fifteenth resolution** would grant an authorization to the Board of Directors, for a period of twenty-six months, to issue bonds with a maximum face value of € 4 billion or its equivalent in foreign currencies. This amount of € 4 billion is the same as that authorized last year. It corresponds to the amount required to allow the Renault Group to conduct its current bond transactions, which may vary from one year to another, depending on market conditions.

Four resolutions will then be submitted to the Extraordinary General Meeting:

7.1.9 Authorization to cancel holdings of the company's own shares

In the sixteenth resolution, the General Meeting is asked to grant authorization to the Board of Directors, for a period of eighteen months, to cancel, by means of a reduction in the registered capital, any shares acquired through the buyback program, the terms of which are set forth in the fourteenth resolution.

This cancellation of shares alters the registered capital, and, consequent-ly, the Articles of Association. For that reason, it can be authorized only by a decision of the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate this power to the Board. This authorization would supersede, up to the unused amounts, any previous authorization of similar type.

7.1.10 Maintaining conditions for fixing the issue price of shares

The Mixed General Meeting of April 29, 2003, granted the Board of Directors of your Company a series of authorizations enabling it, if necessary, to undertake, on its own decisions, various financial transactions to increase the registered capital of your Company, with or without preferential subscription rights.

These authorizations are designed to give your Board the broadest possible latitude to act in the best interests of your Company. In future, the Company may have to issue securities in order to raise capital for its growth strategy.

The **seventeenth resolution** deals specifically with issues without preferential subscription rights. The General Meeting of April 29, 2003, in its twenty-second resolution, delegated to the Board the possibility of implementing these issues under determined price conditions. Since your Board has not yet used the power delegated by that General Meeting, the seventeenth resolution asks you to maintain the conditions for fixing the issue price as authorized by the aforementioned General Meeting and to maintain the powers delegated to the Board.

The conditions for fixing the issue price appear in the Board of Directors' report, which will be presented to you at the Extraordinary General Meeting.

7.1.11 Amendments of articles of association

The **eighteenth** and **nineteenth resolutions** ask you to authorize the amendment of the Articles of Association, in order to:

- increase the number of directors appointed by the General Meeting of shareholders. Since your Company is fully committed to implementing recommenda-tions on corporate governance, it is endeavoring to gradually increase the proportion of independent directors, as seats on the Board come up for renewal. Note that, in addition to the directors elected by the employees and the director elected by the employee shareholders, who are not taken into account for the legal threshold, with a Board of fourteen directors, your Company is in line with the average for companies on the French market.

- amend Article 9 of the Articles of Association concerning the holding of shares beyond the shareholding thresholds in accordance with the pro-visions of the Financial Security Act of August 1, 2003. Henceforth, the shareholding thresholds for voting rights are also taken into account.

Lastly, the Board will ask the Ordinary General Meeting to adopt two resolutions:

7.1.12 Appointment of a director

The **twentieth resolution** asks the General Meeting to appoint Mr. Charles de CROISSET, 60, as a director for a term of four years, i.e. until the General Meeting which is to decide on the financial statements for the year ending December 31, 2007. Mr. Charles de CROISSET's personal qualities and experience in banking and finance, in addition to the fact that he meets all the criteria of independence defined in the BOUTON Report, clearly meet the selection criteria put forward by your Board of Directors. Further information about the positions held by Mr. de CROISSET is shown on page 15 of this document.

7.1.13 Formalities

Lastly, the **twenty-first resolution** is a standard resolution that concerns the powers required to attend to legal filing and publication formalities.

7.2 DRAFT RESOLUTIONS

As ordinary general meeting:

First resolution *(Approval of the consolidated accounts)*

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December, 2003, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing net profits of € 2,480,000,000.

Second resolution *(Approval of the annual company accounts)*

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended December 31, 2003, hereby approves, as they have been presented, the accounts for this financial year showing profits of € 770,933,122.78. It also approves the operations evidenced by these accounts or summarized in these reports. As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution *(Appropriation of the results)*

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	770,933,122.78
Allocation to the statutory reserves	-
Remainder	770,933,122.78
Retained earnings brought forward	5,978,108,817.52
Distributable profits for the financial year	6,749,041,940.30
Dividends	398,911,965.20
Retained earnings	6,350,129,975.10

A net dividend of € 1.40 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either € 0.70, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the Code général des impôts (General Tax Code) by a legal entity subject to company tax;
- or € 0.21 in other cases.

The dividend shall be payable on May 17, 2004.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to retained earnings.

In addition, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out expressed as their equivalent in euros for the 2000 financial year.

Financial year	Dividend per share (tax credit)	Tax already paid per share (tax credit)	Total income per share
2000	0.91	Either 0.46 Or 0.23	Either 1.37 Or 1.14
2001	0.92	Either 0.46 Or 0.14	Either 1.38 Or 1.06
2002	1.15	Either 0.58 Or 0.17	Either 1.73 Or 1.32

Fourth resolution *(Greements referred to in Article L. 225-38 of the Commercial Code)*

The General Meeting, after having heard the report of the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves these agreements referred to therein.

Fifth resolution (R*renewal of a director's term of office)*

The General Meeting hereby renews the term of office of Mr. François de COMBRET as Director, for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Sixth resolution *(Renewal of a Director's term of office)*

The General Meeting hereby renews the term of office of Mr. Bernard LARROUTUROU, designated by government order as representative of the French State, as Director for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Seventh resolution *(Ratification of the appointment of a Director)*

The General Meeting hereby ratifies the appointment as Director of Mr. Jean-Louis GIRODOLLE, designated by government order of September 16, 2003, as representative of the French State, which was the subject of a decision of the Board of Directors at its meeting of October 21, 2003. Mr. Jean-Louis GIRODOLLE has succeeded Mr. Bruno BEZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.

Eighth resolution *(Ratification of the appointment of a Director)*

The General Meeting hereby ratifies the appointment as Director of Mr. Itaru KOEDA, which was the subject of a decision of the Board of Directors at its meeting of 24 July 2003. Mr. Itaru KOEDA has succeeded to Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the the financial statements for the year ending December 31, 2004.

Ninth resolution *(Ratification of the appointment of a Director)*

The General Meeting hereby ratifies the appointment as Director of Mr. François PINAULT, which was the subject of a decision of the Board of Directors at its meeting of 24 February 2004. Mr. François PINAULT has succeeded to Mrs Jeanne SEYVET, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006.

Tenth resolution *(Release of a Director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Mr. Yoshikazu HANAWA, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Eleventh resolution *(Release of a Director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Mr. Bruno BEZARD, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Twelfth resolution *(Release of a Director from liability as may have arisen in the performance of her duties)*

The General Meeting hereby grants full and final release of Mrs Jeanne SEYVET, whose term of office ended in the financial year ending December 31, 2003, from any liability to which she may have been subject in the performance of her duties.

Thirteenth resolution *(Report of the Statutory Auditors on redeemable shares)*

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares.

Fourteenth resolution *(Authorization for the Company to trade in its own shares on the stock market)*

The General Meeting, having examined the report from the Board of Directors, hereby authorizes the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law. The purpose of this authorization is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- maintain an orderly market in its shares by buying and selling on the stock market,
- manage its cash-flow and shareholders' equity;
- use all or part of the shares acquired :
  - either to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid down by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or to use them in the context of share swaps, by public offerings or other means, initiated by the Company;
- cancel them, subject to the adoption of the sixteenth resolution within the competence of the Extraordinary General Meeting, appearing on the Agenda of this General Meeting.

These share purchases may be undertaken by any means, including over-the-counter sales and block sales, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at € 85 per share and the minimum sale price at € 25 per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may use for the purchase of its own shares may not exceed € 2,421,965,435.

In the event of a capital increase by capitalization of reserves and bonus issues of shares, or in the event of either a, split or reverse split, the prices indicated hereinabove shall be adjusted by a multiplication coefficient equal to the ratio between the number of shares making up the registered capital before and after the capital increase or split.

This authorization is granted for a duration which shall end on the next Annual General Meeting for the approval of the financial statements, but shall not exceed eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to place all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

Fifteenth resolution *(Bond loan issue)*

The General Meeting having examined the report from the Board of Directors:

- terminates, as from the current General Meeting to the authorization granted to the Board of Directors by the Mixed General Meeting of April 29, 2003, as approved by the nineteenth resolution of such General Meeting relating to the issuance of Bonds;
- authorizes the Board of Directors, on its own decision, to issue bonds with a maximum face value of € 4 billion, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting. Such bonds may be issued on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation to its Chairman or any other person of its choice who is a member of the Board of Directors, to determine, pursuant to law, the characteristics of the bonds and all measures neces-sary for the completion of issuance thereof.

The Board of Directors shall also have all powers to decide whether bond issues should carry a guarantee and, where necessary to define and grant this guarantee; it is also empowered to call meetings of bondholders and take all measures necessary in this respect.

This authorization as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to vote on the financial statements for 2004.

As extraordinary general meeting:

Sixteenth resolution *(Authorization to cancel holdings of the company's own Shares)*

The General Meeting, after having examined the report from the Board of Directors and the special report of the Statutory Auditors, hereby authorizes the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the possibility to sub-delegate such authorization:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorization granted in the fourteenth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital deducting the difference between the redemption value of the shares and their par value from any items carried in the premium or reserve accounts;

- to amend the Articles of Association as a consequence and attend to all necessary formalities.

This authorization has been granted for a period which shall end at the next General Meeting called to approve the financial statements, without however exceeding a maximum duration of eighteen months.

Seventeenth resolution *(Maintaining of conditions for fixing the issue price of shares and securities as may be issued without preferential subscription rights, on the basis of the authorization granted by the Mixed General Meeting of 29 April 2003)*

The General Meeting,

- having examined the report from the Board of Directors and the special report of the Statutory Auditors, in accordance with the provisions of Article L 225-137-II, and observing that no issue of shares or any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company, has been made to date, it being specified that:
    - o the amount of capital increases which may be undertaken immedi-ately and/or at a future date may not be greater than a par value of € 300 million, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in com-pliance with the law, the rights of holders of securities providing entitlement to said shares,
    - o the par value of the loan securities which may be issued pursuant to this delegation of powers may not be greater than € 3 billion, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies,
- said delegation of powers was granted for a period of twenty-six months as of the aforementioned General Meeting.

Hereby decides, insofar as necessary, pursuant to the provisions of Article L. 225-137 of the Commercial Code:

- to maintain the conditions for fixing the issue price of the above securities where the issue of such securities, while excluding preferential subscription rights, enters within the scope of the provisions of paragraph 3 of said Article as approved by the twenty-second resolution of the General Meeting of April 29, 2003;
- to maintain the delegation of powers to the Board of Directors as granted by the twenty-second resolution of the General Meeting of April 29, 2003.

Eighteenth resolution *(Amendment of the Articles of Association)*

The General Meeting, after having examined the report from the Board of Directors, hereby decides to amend the first paragraph of Article 10.1.A/ of the Articles of Association in order to increase the number of directors appointed by the General Meeting of shareholders.

The first paragraph of Article 10.1.A/ concerning the number of directors appointed by the General Meeting of shareholders shall be amended as follows:

"10.1 The company shall be administered by a Board of Directors comprising:

A/ Directors appointed by the Shareholders' General Meeting.

These shall number at least three and at most fourteen. Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative which shall be subject to the same obligations and liabilities as if he were a director in its own name, without prejudice to the joint liability of the legal person he represents."

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as presented.

Nineteenth resolution *(Amendment of the Articles of Association)*

The Extraordinary General Meeting, having heard the reading of the report from the Board of Directors, hereby decides to amend the fourth paragraph of Article 9 of the Articles of Association in accordance with the provisions of Law No. 2003-706 of August 1, 2003.

The fourth paragraph of Article 9 concerning the holding of shares beyond the shareholding thresholds shall be amended as follows:

"In addition to the statutory obligation to inform the company of holdings of certain fractions of the capital or voting rights, any shareholder or the management company of any Undertaking for Collective Investment in Transferable Securities, who or which comes to hold a number of shares equal to or greater than 0.5% of the share capital or voting rights or a multiple of this percentage up to and including 5% of the share capital or voting rights, shall be obliged to declare to the company the total number of shares held by him or it, by registered letter with return receipt request-ed, within five stock market business days as of the registration on account of the shares allowing him or it to attain or exceed said thresh-old. Over and above 5%, the aforementioned duty to declare shall concern each successive 1% fraction of the share capital or voting rights."

The remainder of Article 9 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

As Ordinary General Meeting:

Twentieth resolution *(Appointment of a Director)*

The General Meeting hereby appoints Mr. Charles de CROISSET as Director for a term of four years, i.e until the General Meeting which is to decide on the accounts for the financial year ending December 31, 2007.

Twenty-first resolution *(Powers)*

The General Meeting hereby confers all powers on the bearer of a copy or extract of the minutes of this General Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

***

CHAPTER VIII : SUPPLEMENTAL INFORMATIONS

8.1 INTERNAL REGULATIONS OF THE BOARD OF DIERCTORS

Adopted by the Board during its meeting of 10 September 1996 and amended during its meetings of 8 June 2000, 23 October 2001, 25 July 2002 and 17 December 2002.

The Renault Board of Directors, a collegiate body, collectively represents all of the shareholders. It is obliged to act in all circumstances in the company interest. It is accountable for these tasks before the General Meeting of shareholders.

On the proposal of the Chairman, it shall determine Renault's strategy, shall appoint the Chairman with the responsibility of managing the enterprise, shall supervise this management and shall ensure the quality of information supplied to the shareholders as well as to the markets through the accounts or at the time of particularly important operations. It shall make public its opinion on the conditions governing transactions concerning the shares of the company each time that the nature of said transactions so requires.

The Board of Directors shall decide on the strategic orientations of the enterprise, including within the Alliance, as proposed by central management and shall examine, once per year, the possible changes with respect to these orientations and the Board of Directors shall give a prior advice on any substantial decision which would not be in line with the strategy of the Company.

Renault's medium term plan, operating budget and investment budget shall be examined once per year.

At each of its meetings, it shall be informed of developments in the results of the enterprise with reference to the income statement, the balance sheet and cash flow and twice a year with reference to the off-balance sheet commitments.

It shall be alerted in the best delays by central management, at the next following meeting, as to any external event or internal development which has a major impact on the prospects of the enterprise or the forecasts which have been presented to the Board.

The Board of Directors of Renault shall proceed with an examination of its make-up as necessary, and of its organisation and its working at least once per year, and shall inform the shareholders of the positions or arrangements that it makes in this respect.

Meetings of the Board of Directors may proceed using any technical means, provided that such means guarantee the effective participation of the Directors. Directors who participate in meetings of the Board using such means shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the drafting of the company accounts or consolidated accounts, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the chief executive or the deputy chief executives, for which the physical presence of the Directors is necessary.

In order to favour the performance of its tasks and the attainment of its objectives, the Renault Board of Directors has **three study committees:**

- an **Accounts and Audit Committee**
- an **Appointments and Remuneration Committee**
- an **International Strategy Committee**

Each President shall report to the Board of Directors during its meeting the conclusions of its respective Committee.

➊ Composition, tasks and method of working of the Accounts and Audit Committee:

The Accounts and Audit Committee is made up of Directors who are not corporate representatives,[26] chosen by the Board of Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

In addition, any Director chosen by the Board of Directors may attend the meetings of the Accounts and Audit Committee, in a consultative capacity.

The proposal to renew the position of Chairman is subject to approval by the Board of Directors.

Its secretariat is provided by the secretariat of the Board of Directors

Its tasks are, notably at the time of drafting the company or consolidated accounts, drawn up on both a half-yearly and annual basis (hereinafter referred to as the "Accounts"), and on the preparation of any decision which is submitted to the vote of the Board of Directors in this respect:

- to analyse the Accounts as prepared by the Company's departments and divisions: the examination of the accounts by the Committee must be accompanied by a memorandum from the Statutory Auditors underlining the essential points in the results, the accounting choices made, and a memorandum from the Financial Director describing risk exposure, and the off-balance-sheet commitments of the enterprise.

  With respect to internal audit and risk control, the Committee must examine the significant off-balance-sheet commitments and risks, hear the head of internal audit, give its opinion on the organisation of this department and be informed of its work programme. It must be an addressee of the internal audit reports, including descriptions, or a periodical summary of these reports in order to allow the detection of significant risks.

- to ensure that the methods adopted for the drafting of the Accounts comply with applicable standards, and to analyse the changes made to these methods, where applicable;

- to examine with the Statutory Auditors the nature, extent and results of their inspection of the Accounts; to raise with them in particular any remarks which they may wish to make on the Accounts at the end of their review work;

- to give its opinion on the appointment or renewal of the Statutory Auditors and on the quality of their work; The Committee is thus called upon to prepare the selection of external auditors, putting forward the one making the best offer. In a general manner, it ensures compliance with rules guaranteeing the independence of the Statutory Auditors.

- to verify the relevance of the internal control methods;

[26] "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive

- The Committee must examine the extent of group consolidation, and the reasons if any why companies are not included within the consolidated reach of the group.

- to make any recommendations to the Board in the fields described above.

It meets each time it considers it necessary and in any event prior to meetings of the Board, where the Board's agenda includes the closing of or examination of the Accounts or any decision concerning the Accounts. For the fulfilment of its tasks, the Board shall have the possibility of meeting the Statutory Auditors while excluding the presence of the company executives and persons involved in the drafting of the Accounts, and may request that they produce any document or information necessary for the fulfilment of their tasks.

❷ Composition, tasks and method of working of the Appointments and Remuneration Committee

The Appointments and Remuneration Committee is made up of Directors who are not corporate representatives[27], chosen by the Board of Directors, with a majority of them being independent Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

Its secretariat is provided by the secretariat of the Board of Directors

Its tasks are:

- To make all proposals to the Board concerning the appointment of new Directors, in conformity with procedure, as it has determined in advance, intended to select future independent Directors, and to proceed with studies of potential candidates.

- To assess whether it is opportune to renew expiring terms of office, while taking account in particular of the changes and developments in the Company's shareholders and the necessity of maintaining a proportion of independent Directors at least equal to one half.

- To be in a position to provide the Board with proposed solutions for succession in the event of an unforeseeable vacancy.

- To determine the variable part of remuneration of the corporate representatives; this involved defining the rules for fixing this variable part, ensuring the coherence of these rules with the annual evaluation of the performance of the corporate representatives, and the medium term strategy of the enterprise, monitor the annual application of these rules.

- To make any recommendation to the Board concerning the remuneration and pension of the Chairman as well as of any other executive or corporate representative.

- To assess all of the remuneration and perks received by the executives, including of other companies in the group as applicable.

[27] "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive

- To examine the general policy for the attribution of options and make proposals to the Board of Directors both in matters of policy and with respect to the attribution of stock options.

- To draft, each year, an overview of the working of the Board, and where necessary to propose changes.

Finally, it may be consulted by the Chairman on any question concerning appointments to the Executive Committee of the Group, and the fixing or remuneration for its members.

The Appointments and Remuneration Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within its ambit.

❸ Composition, tasks and method of working of the International Strategy Committee

It is made up of Directors chosen by the Board of Directors.

Its work concerns the activity of the Company outside broaden Europe.

Its secretariat is provided by the secretariat of the Board of Directors.

Its tasks are:

- to study strategic orientation proposed by Central Management concerning the international development of the Company;

- to analyse and examine the Company's international projects for the Board, and to issue an opinion on these projects;

- to proceed with the follow-up of the Company's international projects and draft reports on the request of the Board.

It meets at least twice a year and each time it considers it necessary, and prior to meetings of the Board where the Board's agenda includes the examination of international projects. For the fulfilment of its tasks, the Committee may meet the concerned Departments of the Company and those persons who contribute directly to the drafting of these projects, and request that they produce any document or information necessary for the fulfilment of their tasks.

The Board of Directors has decided on a **Director's Charter** which specifies the rights and duties of said Directors.

I) <u>Knowledge of the legal framework governing sociétés anonymes [˜ public limited companies] and the Articles of Association of the Company</u>

Each Director, at the time that he takes up office, must have informed himself of the general and specific duties attaching to his office. In particular he must have informed himself as to laws and regulations concerning the working of *sociétés anonymes* [˜ public limited companies], Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any addition or amendment as may later be made thereto.

II) Holding shares in the company

Pursuant to Article 10.2 of the Articles of Association, each Director must be able to prove that he personally holds at least one share, or any greater number of shares that he considers he should hold.

III) Representing the shareholders

Each Director must act in all circumstances in Renault's company interest, and represents all of the shareholders.

IV) Duty of honesty and fairness

Each Director is obliged to inform the Board of any situation or risk of a conflict of interests with Renault or any company in its group, and must abstain from the vote for the corresponding decision(s).

V) Duty of diligence

Each Director must dedicate the time and attention necessary for the performance of his tasks. He must be assiduous and must attend all meetings of the Board and of the Committees which he is a member of, except in the event of true impossibility.

VI) Right to obtain communication and Duty to inform

Each Director has the duty to inform himself. He must request from the Chairman, at appropriate times, the information that he considers necessary in order to fulfil his tasks and in order to participate with respect to the points recorded on the agenda for meetings of the Board. In addition, the Board's Secretariat shall remain at the Directors' disposal in order to document this information.

VII) Professional secrecy

Each Director must, in addition to the duty of discretion provided for by Article 225-37 of the new Commercial Code on trading companies, consider himself to be bound by professional secrecy for all non-public information which he may become aware of in the context of his tasks as Director.

VIII) Insider Information

Each Director undertakes, as any senior manager in the group, to comply with Renault's internal procedure concerning the use and/or communication of insider information concerning Renault and/or Nissan, as well as any applicable legislative or regulatory provisions.

IX) Reimbursement of expenses

Each Director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his travelling expenses as well as other expenses which he incurs in the interest of the company.

Furthermore, the Board of Directors hereby adopts the following provisions as internal procedure applicable to the whole group, concerning the prevention of the use or communication of insider information.

PROCEDURE CONCERNING THE USE AND/OR COMMUNICATION OF INSIDER INFORMATION

Since the opening up of Renault's share capital in 1994 and the listing of its shares on the Paris financial market, the Company is more than ever exposed to the risk of use and/or communication of insider information. In addition to civil law, administrative law and criminal law sanctions that Renault directors, corporate officers, statutory representatives and employees face if they are found guilty of committing, aiding and abetting or receiving the benefit of offences in this field, the credit of the Company itself with respect to the general public may find itself enduringly affected in the event of proven misconduct.

Therefore, in order to avoid any use and/or communication of information which may turn out to be harmful to the Company, this procedure is intended to define:

- **➊ the nature of this information;**
- **➋ the conditions for its use and/or communication;**
- **➌ application to the attribution of stock options.**

➊) Nature of the Insider Information

Insider information shall mean any information concerning Renault and/or Nissan, whether favourable or unfavourable, which could have an effect on the stock market price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "*Insider Information*"). *Insider Information* may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and the companies of their group, as well as the prospects for the development of Renault and/or Nissan shares.

More generally, any information that has not been released on to the market through a communiqué, press release etc. shall remain non-public. It is only the publication of information through media which broadcast or circulate widely which will confer a public nature on insider information.

➋) Use and/or communication of Insider Information

Any and all directors, corporate officers, statutory representatives or employees of Renault and the companies of its group who hold Insider Information whether permanently or on occasion (hereinafter referred to as an "Insider") must, whatever their degree of responsibility, refrain from undertaking any transaction on the market, whether undertaken directly or through the intermediary of a third party, concerning Renault[28] and/or Nissan shares, until such time as said information is made public.

[28] includes shares in *FCPE Actions Renault* ("Renault Shares" in-house mutual fund)

Company directors, statutory representatives or employees of Renault whose position or office makes them liable to permanently hold Insider Information must not, as a general rule, undertake any transaction concerning Renault and/or Nissan shares during the following periods:

- from 1 January to the announcement of Renault's annual results (i.e. approximately the beginning of February),
- from 1 April to the announcement of Nissan's annual results (i.e. approximately mid-May),
- from 1 July until the announcement of Renault's half-yearly results (i.e. approximately the end of July),
- from 1 October until the announcement of Nissan's half-yearly results (i.e. approximately mid-November),

Furthermore, any and all Insiders must not disclose any Insider Information within Renault or outside Renault other than in the normal context of their duties, that is to say for purposes or for an activity other than those for which or in respect to which said information is held, and must take all appropriate steps for this purpose

Generally, Insiders must act with the greatest caution, and the fact of holding such information shall necessarily lead them to refrain from proceeding with any transaction concerning Renault and/or Nissan shares even where said transaction was planned prior to becoming aware of the information in question.

❸) Application to the attribution of stock options

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock market business days prior to and following the date on which the consolidated accounts, or in their absence the company accounts, are made public.

- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan which could have an effect on the stock market price of Renault shares were it to be made public, and the date following ten stock market business days after the date on which said information was made public.

In order to ensure the proper understanding of and compliance with this procedure, the importance of which for the Companies does not need to be emphasised, on 26 July 2001 the Board appointed a professional ethics advisor, such position being held for the first time by Mr DOR, who must be consulted for any question concerning its interpretation and its application.

***

8.2 ENVIRONMENTAL DATA

METHODOLOGICAL COMMENTS CONCERNING THE "ENVIRONMENTAL PERFORMANCE OF RENAULT GROUP SITES" TABLE 2003

SCOPE

The reported data concerns industrial subsidiaries (body assembly, powertrain and casting) and service subsidiaries (product and process design, logistics) in which Renault has an equity interest of 50% or above. All impacts are attributed to Renault, with the exception of La Française de Mécanique (Douvrin site), a jointly owned Renault/PSA subsidiary in which Renault has a 50% stake, for which the share of impacts attributed to Renault is 20% in 2003 (versus 30% in 2002), corresponding to its share of industrial activity on the site. The impacts of suppliers present on the site are not included, with the exception of sites mentioned at the bottom of the table.

- The following sites entered the scope in 2003: ACI Pitesti (Romania), ACI Detroit (USA), Heudebouville – SOMAC (France), Medellin (Colombia), Tandil (Argentina) and Moscow (Russia).

- The Renault Agriculture sites in Vélizy (France) and Le Mans (France) were removed from the scope in 2003.

The data of sites entering the scope in year N are not consolidated with the other sites until the year N+1. They are therefore excluded from the "Group Total" line, but mentioned for reference.

DATA VERIFICATION AND CONSOLIDATION PROCEDURES

The consistency of data from each site is checked by experts from the Environmental Protection and Industrial Risk Prevention department. These checks include a comparison with data from previous years and an impact analysis of events occurring on the sites during the year. Any significant deviations undergo systematic analysis.

The environmental data presented in the annual report are also verified externally by Ernst & Young, whose analysis and conclusions are given in a report appended to this document.

LIQUID EFFLUENTS

The quantity of suspended solids represents the mean daily flow of suspended solids released, expressed in kg per day. The quantity of OM represents the mean daily flow of organic matter released, expressed in kg per day. The quantity of toxic metals represents the sum of mean daily flows of toxic metals released, weighted by a coefficient of toxicity. This quantity, expressed in kg per day, is calculated as follows:

TOX = (Ni+Cu) flows x 5 + (Pb+As) flows x 10 + (Cr+Zn) flows x 1 + (Hg+Cd) flows x 50

Only metals whose measurement is required by law are taken into account in this calculation.

After treatment in our installations, the wastewater from certain sites is sent for further treatment in public sewage plants (see station code).

ATMOSPHERIC EMISSIONS

Atmospheric emissions of VOCs (volatile organic compounds) given in the table represent the emissions resulting from paint application to vehicle bodies (body assembly plants). Paint application to accessories is not taken into account.

Atmospheric emissions of SO_2* and NO_x given in the table represent the combustion emissions of fossil fuels consumed on all sites, excluding transport on site.

An inventory of greenhouse gas emission sources was performed in 2003. Following this inventory, the Renault reporting protocol was amended to give a more accurate picture of total Renault group emissions and to comply with the recommendations of the GhG Protocol and the French protocol developed by Entreprise Pour l'Environnement**.

Emissions from the following sources were included:
- combustion of fossil fuels on the site
- refrigerants used to fill air-conditioning units of vehicles produced by the plant,
- fuel combustion during tests on engines, gearboxes and vehicles on the test track.

The following emission sources were excluded from the scope of reporting, as emissions were considered to be below the threshold of 10,000 tonnes CO_2 equivalent / year set for the Renault group:
- air conditioning of site premises
- process air conditioning
- heat treatment of powertrain components
- solvent incineration

Emissions due to transport on site could not be correctly estimated and are not included.

** The emission factor used to calculate SO_2 emissions from natural gas combustion does not take account of the use of low-NOx burners.*
*** The emission factors used are those of the CITEPA*

Abbreviations used in the "Environmental performance of Renault group sites" table

n/a: not applicable (see methodological comments)
ns: not supplied

Station Codes (treatment methods):
P: physical-chemical
B: biological
U: urban

SS: suspended solids
OM: oxidizable material
TOX: sum of toxic metal releases to which a toxicity coefficient is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chromium 1).
GHG: greenhouse gases
VOC: volatile organic compound
OIW: ordinary industrial waste
HIW: hazardous industrial waste

(1) The environmental data for the Pitesti plant (DACIA) includes the impacts of the industrial suppliers zone (ZIF) and of water production, half of which is sold to outside users.
(2) Water and energy consumption at the Douai plant includes that of the industrial suppliers park (PIF).
(3) The Douvrin site (Française de Mécanique) is a Renault/PSA joint subsidiary. The share of impacts attributed to Renault is calculated on the basis of Renault's share of industrial activity on the site. In 2003, its was 20%.
(4) Water and energy consumption at the Flins plant includes that of the Spare Parts Distribution Center (CPDR).
(5) Energy consumption of the Novo Mesto plant includes that of outside companies present on the site.
(6) Energy consumption at the Palencia plant includes that of the industrial suppliers park (PIF).
(7) Liquid effluents from the Valladolid engine plant are counted with those of the Valladolid assembly plant.
(8) The impacts of the ACI Pitesti plant are included with those of the Pitesti plant (DACIA).

RENAULT 2003 ANNUAL REPORT

ENVIRONMENTAL PERFORMANCE OF RENAULT GROUP SITES

	Water consumption	Station	Water-borne effluents			Atmospheric emissions				
			SS	OM	TOX	SO_2	NOx	GHG	VOC	Inert
SITES	thousands of m³		kg/day	kg/day	kg/day	tons	tons	tons CO_2 eq.	tons	tons
ACI Curitiba	2,7		n/a	n/a	n/a	0,0	0,0	0	n/a	0
ACI Le Mans	2 328,6	P	187,0	193,0	3,6	359,3	82,2	43 626	n/a	12 434
ACI Villeurbanne	96,7	U	n/a	n/a	n/a	0,0	2,2	2 101	n/a	0
AUBEVOYE	28,9	U	n/a	n/a	n/a	0,0	2,0	5 685	n/a	75
BATILLY (SOVAB)	281,6	PU	14,1	31,0	0,7	0,4	35,8	34 560	615	0
BOULOGNE (Head office)	160,5	U	n/a	n/a	n/a	0,7	3,3	3 047	n/a	0
BURSA (Oyak)	353,6	PBU	51,0	32,7	3,5	0,5	22,3	24 655	976	0
CACIA	108,4	PB	1,6	7,5	0,1	0,0	1,4	1 374	n/a	0
CERGY-PONTOISE (DLPA)	10,4	U	n/a	n/a	n/a	0,0	0,0	0	n/a	0
CHOISY LE ROI	98,6	PU	16,0	34,3	n/a	0,0	3,1	3 009	n/a	0
CLEON	1 759,3	PU	43,8	516,7	n/a	0,4	34,3	34 531	n/a	220
Ayrton Senna complex	255,5	PU	116,7	499,4	4,9	0,1	14,4	15 680	268	0
PITESTI (DACIA) *(1)*	3 241,3	PB	1 397,1	248,9	13,0	66,8	121,2	97 268	607	153 489
DIEPPE (Alpine)	10,8	U	n/a	n/a	n/a	0,1	5,3	5 300	113	0
DOUAI *(2)*	1 350,1	PB	57,0	131,0	2,7	0,8	73,4	80 878	1 142	7
DOUVRIN (FM) *(3)*	388,6	PU	9,4	106,2	0,1	0,0	4,3	4 945	n/a	604
FLINS *(4)*	4 438,4	PB	248,0	224,7	8,5	232,1	99,0	58 566	1 813	0
FONDERIE CORDOBA	17,8	U	n/a	n/a	n/a	0,0	3,5	3 356	n/a	134
GENNEVILLIERS (ETG)	108,0	PU	n/a	n/a	n/a	0,7	3,6	3 278	n/a	0
GRAND COURONNE	8,8	U	n/a	n/a	n/a	18,2	6,6	3 077	n/a	0
LARDY	962,9	U	76,7	64,4	1,7	0,1	8,8	15 310	n/a	105
MAUBEUGE (MCA)	475,7	PB	14,7	15,7	3,4	0,5	45,6	46 371	1 350	0
NOVO MESTO (Revoz) *(5)*	188,0	PU	46,6	226,4	2,7	5,1	16,9	18 207	554	0
PALENCIA (6)	688,6	PB	8,1	48,7	0,5	0,5	48,0	53 721	988	0
BUSAN (RSM)	330,7	PBU	35,1	45,4	0,5	0,3	26,1	28 333	824	1 118
LOS ANDES (Cormecanica)	31,4	U	n/a	n/a	n/a	0,0	1,2	1 351	n/a	15
VILVOORDE (RIB)	13,8	U	n/a	n/a	n/a	1,4	1,7	1 433	n/a	0
RUEIL	33,2	U	n/a	n/a	n/a	0,3	3,9	3 688	n/a	0
RUITZ (STA)	44,6	U	3,3	12,8	0,0	0,1	6,1	5 983	n/a	19
SANDOUVILLE	864,1	PB	24,7	41,9	4,9	0,8	50,5	62 566	1 999	885
Santa Isabel CORDOBA	156,3	PB	n/a	11,9	0,1	0,1	5,5	5 603	110	0
SEVILLE	86,1	PU	6,8	52,0	0,3	0,0	4,3	4 041	n/a	0
SNR France	148,8	PU	8,0	88,9	0,4	9,4	9,8	7 760	n/a	72
SNR Curitiba	7,0		n/a	n/a	n/a	0,0	0,0	0	n/a	0
SAINT ANDRE de L'EURE (Sofrastock)	10,2	B	n/a	n/a	n/a	2,3	1,9	1 565	n/a	0
GUYANCOURT TECHNOCENTRE	261,9	U	n/a	n/a	n/a	0,1	12,8	12 157	n/a	65
VALLADOLID body plant	335,6	PU	26,4	83,8	3,1	0,2	17,8	16 892	n/a	0
VALLADOLID assembly plant	714,7	PU	35,1	164,6	4,7	0,4	40,0	38 233	1 698	0
VALLADOLID engine plant *(7)*	257,4	PU	(7)	(7)	(7)	0,1	7,5	8 029	n/a	0
VILLIERS St FREDERIC	22,5	U	n/a	n/a	n/a	0,0	1,4	1 344	n/a	0
TOTAL	20 682,2		2 427,2	2 881,8	59,2	701,9	827,7	755 523	13 057	169 242

New sites (outside scope of reporting, for information only)

ACI Detroit (NAO)	2,3		n/a	n/a	n/a	0,0	0,7	683	n/a	0
ACI Pitesti *(8)*	(8)		(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)
HEUDEBOUVILLE (SOMAC)	0,6	U	n/a	n/a	n/a	0,0	0,1	91	n/a	0
MEDELLIN (Sofasa)	205,0		n/a	96,31	n/a	0,0	1,9	2 434	ns	0
TANDIL	ns		ns	ns	ns	0,0	3,6	3 418	n/a	1 269
MOSCOW (Avtoframos)	15,7		n/a	n/a	n/a	0,0	0,0	0	n/a	0

ENVIRONMENTAL PERFORMANCE OF PASSENGER CARS									
Results of the most representative gasoline and diesel versions among sales of passenger cars in 2003.									
MODEL	G: Gasoline D: Diesel	Engine	Capacity	Power rating kW	Gearbox	Emission standard	Fuel consumption NMVEG l/100 km	CO2 emissions	External noise dB(A)
Twingo	G	1.2 8v	1 149	43	5-speed manual	Euro3	5,7	135	71,6
	G	1.2 16v	1 149	55	5-speed manual	Euro 3	5,9	139	73
CLIO									
	D	1.5 dCi	1 461	48	5-speed manual	Euro 3	4,3	115	73,6
	G	1.2 16v	1 149	55	5-speed manual	Euro3	7	165	73
Kangoo VP									
	D	1.5 dCi	1 461	60	5-speed manual	Euro3	5,3	139	71,7
	G	1.6 16v	1 598	83	5-speed manual	Euro3	6,8	163	71
Megane II									
	D	1.9 dCi	1 870	88	6-speed manual	Euro3	5,4	141	71,3
	G	1.8 16v	1 783	88	5-speed manual	IF Euro4	7,6	180	71
LAGUNA II									
	D	1.9 dCi	1 870	88	6-speed manual	Euro3	5,5	150	71,2
	G	2.0 T	1 998	120	6-speed manual	IFEuro4	9,7	232	70,8
ESPACE IV									
	D	2.2 dCi	2 188	110	6-speed manual	Euro 3	7,7	206	70,9
	G	2.0 T	1 998	120	6-speed manual	Euro 3	9,4	225	71
Vel Satis									
	D	2.2 dCi	2 188	110	6-speed manual	Euro3	7,2	192	71
	G	1.6 16v	1 598	83	5-speed manual	Euro3	7,2	172	71
Scenic II									
	D	1.9 dCi	1 870	88	6-speed manual	Euro3	5,8	154	71,7
Since 2001, Renault has been progressively introducing new gasoline engines which meet the future European emissions standard due to come into force in 2005.									
(Euro 4).									
• NMVEG: standardized driving cycle for measuring emissions and fuel consumption of vehicles marketed in Europe.									

AUDITORS' STATEMENT

REPORT ON THE ENVIRONMENTAL DATA RELATING TO THE RENAULT GROUP SITES

(Free translation of the French original)

As statutory auditor of the Renault Company and in accordance with your request, we carried out work to express reasonable assurance as regards the environmental "Data" relating to the Renault Group sites for the year ended 2003, as they appear under the caption "Total" in the "Environmental performance of Renault group sites" table.

These data are the responsibility of Renault's management, in compliance with the Renault 2003 Environmental Guide (referred to hereafter as "the Reference Document"), which is available for consultation at the Environmental protection and industrial risk prevention office and which is summarized in the "Methodological comments concerning the environmental performance of Renault Group sites". Our responsibility is to express an opinion on these Data, based on our audit.

Nature and scope of the audit

In order to obtain reasonable assurance that the Data do not present any material misstatements, we carried out the following work:

- We assessed the Reference Document in respect of its relevance, reliability, objectivity, understandability and completeness;
- We evaluated, by testing certain locations, the implementation of the Reference Document and carried out detailed tests on the Data by reconciling them with the documentary evidence and by verifying the various calculation formulae. We conducted our verification work during 2003 and at year-end on the locations that represent, on average, 49% of the environmental impact of the Renault Group (between 26% and 85% depending on the indicators);
- We met with company officers, at Group level, involved in implementing the Reference Document, performed analytical procedures and consistency checks, and verified that the Data are properly processed and computed.

In order to help us carry out this work, we used the work performed by the teams from Ernst & Young's Environment & Sustainability department placed under the responsibility of Mr. Eric Duvaud.

In view of the work carried out on the Group's major locations over the last five years and the improvements made by Renault to heighten the relevance of the Reference Document and to expand the sources of atmospheric emissions monitored, we believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Data have been prepared, in all material respects, in accordance with the Reference Document prepared by Renault.

March 8, 2004

ERNST & YOUNG Audit

French original signed by
Jean-François Bélorgey Daniel Mary-Dauphin

EXHIBIT B.1


SCENIC

Earnings Report 2003

RENAULT

Contents

Main points ... 3
KEY FIGURES ... 3
OVERVIEW ... 3
OUTLOOK ... 3

Chapter I - Sales Performance
SUMMARY ... 4
1.1. **Automobile** ... 4
1.1.1. Group worldwide sales ... 4
1.1.2. RENAULT ... 5
Worldwide ... 5
Western Europe ... 5
Passenger cars
• by country ... 5
• by segment and by model ... 6
Light commercial vehicles
• by segment and by model ... 6
Outside Western Europe ... 7
Passenger cars and light commercial vehicles ... 7

1.1.3. DACIA ... 8
1.1.4. RENAULT SAMSUNG ... 8
1.2. **Sales financing** ... 8
1.3. **Sales and production statistics** ... 9

Chapter II – Financial results ... 15
2.1. **Comments on accounting policies** ... 15
2.2. **Recognition of NISSAN's results by RENAULT in 2004** ... 15
2.3. **Comments on financial results** ... 16
SUMMARY ... 16
2.3.1. Consolidated income statememnt ... 16
2.3.2. Cash flow and debt ... 19
2.3.3. Change in Group shareholders' equity ... 20
2.3.4. Consolidated income statements ... 21
Income statements ... 21
Balance sheets at December 31 ... 22
Changes in shareholders' equity ... 23
Statement of cash flows ... 24
Sector information :
• by division ... 26
• by geographic zone ... 32

2

KEY FIGURES

- Group sales worldwide: 2.4 million passenger cars and light commercial vehicles, a 0.7% decline.
- Sales performance:
  - In Western Europe: in a car market that contracted by 1.6%, Renault's unit sales fell by 3.4%. Renault was the number-one brand both in passenger cars, capturing 10.6% of the market, compared with 10.7% in 2002, and in light commercial vehicles, with a 15.1% market share, after 15.9% in 2002.
    Mégane is the top-selling car in Europe.
  - Rest of world: sales grew by 9%.
- Group revenues totaled €37,525 million, up 3.8% on a consistent basis.
- Group operating margin was €1,402 million, or 3.7% of revenues (3.2% in H1, 4.3% in H2) compared with €1,483 million and 4.1% in 2002.
- The contribution from Nissan Motor amounted to €1,705 million, compared with €1,335 million in 2002.
- Renault reported net income of €2,480 million, or €9.32 per share (compared with €1,956 million and €7.53 per share in 2002.
- Net financial indebtedness of the Automobile Division: €1,748 million at December 31, 2003, compared with €2,495 million at December 31, 2002, a reduction of €747 million.

OVERVIEW

The European automobile market contracted by 1.6% in 2003, with a particularly steep fall in France (-6.2%). Against this backdrop, Renault's worldwide sales dipped by 0.7%. The decline in Western Europe was largely offset by a 9% increase in sales to the rest of the world, where growth was led by buoyant demand in Central and Eastern Europe, a pick-up in the Turkish market and stronger sales at Dacia. In Western Europe, Renault has carved out a position as the leading brand both for cars and for LCVs, scoring successes with models such as Mégane II and Espace IV. Mégane is Europe's top-selling car.

Measured on a consistent basis, revenues rose 3.8% on strong second-half growth, despite a negative currency impact of 2.1%. That increase is attributable to an improvement in mix and the average price per vehicle, and an increase in aftersales service activity in Europe, underpinned by a rise in international billings and stronger sales of components to other carmakers, particularly Nissan.

Operating margin was also impacted by the sluggish environment in Europe, marked by euro appreciation – particularly against sterling – and shrinking markets. But the overall impact was counterbalanced by the success of new models and by a better performance by Renault in procurement and manufacturing efficiency. The contribution from international activities remained stable. The Sales Financing Division increased its contribution significantly.

With a higher contribution from Nissan, Renault's net income grew by 26.8% in 2003, setting yet another record. The group continues to strengthen its financial structure, with a reduction in automotive debt and an increase in shareholders' equity. Leverage stands at 12.9% compared with 21.1% in 2002.

OUTLOOK

Renault expects the automobile market in 2004 to edge upwards in Europe and increase slightly in the main countries in which the group operates outside Europe.

Amid sluggish markets, Renault will benefit from a Mégane family at full strength as well as from heightened competitiveness, primarily as a result of cooperative ventures within the Alliance. In addition, Renault will pursue its international development and will be looking to grow volumes outside Western Europe.

Overall, assuming no significant changes in major exchange rates compared to the current situation, the group has set itself the objective of achieving operating margin of around 4.5% of revenues in 2004. Renault also anticipates a further increase in net earnings.

AUTOMOBILE

- *Against the backdrop of a 1.6% downturn in the European automobile market, the Renault group's worldwide sales[1] fell by 0.7% to 2.4 million units in 2003. Renault's global market share came to 4.1%, one-tenth of a point lower than in 2002.*
- *In Western Europe, Renault reported a 3.4% fall in sales, attributable to an unfavorable geographical mix. The French market, in particular, suffered a steep 6.2% decline. Renault nevertheless remained the leading brand in passenger cars, with 10.6% market share, and in light commercial vehicles, with a 15.1% share. Mégane was Western Europe's top-selling car.*
- *Group sales to the rest of the world climbed 9%. The driving factors were buoyant markets in Central and Eastern Europe and Russia, the Turkish market's strong recovery (up 127%), and 18.8% sales growth at Dacia. Renault Samsung Motors made further inroads into the Korean car market, raising its share by 1.4 points to 10.8%. Despite this, its sales declined 4.8%, pulled down by a fall of almost 18% in the domestic market.*

SALES FINANCING

- *RCI Banque's average loans outstanding rose by 8.8% in 2003 to reach €19.9 billion at December 31, 2003.*

1.1. Automobile

1.1.1. Group worldwide sales

Group worldwide sales of passenger cars and light commercial vehicles decreased by 0.7% in 2003. The group claimed a 4.1% share of the global market through its three brands: Renault, which sold 2.21 million units (down 1%); Dacia, with 69,000 vehicles sold (up 18.8%); and Renault Samsung Motors, with 111,000 passenger cars (down 4.8%).

Group sales outside Western Europe accounted for 24.4% of the worldwide total, up from 22.2% in 2002, confirming the group's steady growth in the rest of the world and vindicating its strategy of international expansion.

	2003(*)	2002(*)	Change %
RENAULT			
Western Europe	1,806,440	1,870,344	(3.4)
Central Europe	113,660	102,985	10.4
Turkey	56,878	21,857	160.2
Eastern Europe and Russia	26,211	20,861	25.6
Latin America	127,222	130,377	(2.4)
Other international	78,489	83,679	(6.2)
Worldwide excl. Western Europe	402,460	359,759	11.9
Total RENAULT	2,208,900	2,230,103	(1.0)
DACIA			
Total DACIA	68,627	57,789	18.8
RENAULT SAMSUNG			
Total RENAULT SAMSUNG	111,431	117,085	(4.8)
Worldwide Group Sales	**2,388,958**	**2,404,977**	**(0.7)**
o/w: - in Western Europe	*1,806,443*	*1,870,344*	*(3.4)*
- outside Western Europe	*582,515*	*534,633*	*9.0*
Passenger cars	*2,057,338*	*2,064,321*	*(0.3)*
Light commercial vehicles	*331,620*	*340,656*	*(2.7)*

(*) Preliminary figures.

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 34,307 unregistered vehicles in 2003, compared with 39,910 in 2002. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or failing that from data derived from carmakers' internal product flows, hence sales.

1.1.2. RENAULT

Total worldwide sales for the Renault brand fell by 1% from 2,230,103 passenger cars and light commercial vehicles in 2002 to 2,208,900 in 2003. Sales in Western Europe were down 3.4%, and the decline was not offset completely by the 11.9% sales growth recorded in the rest of the world.

In Western Europe

Renault sales totaled 1,806,440 units, down 3.4% on 1,870,344 units in 2002. Meanwhile, the European market fell by 1.6% to 16 million units. The French market, where Renault has its strongest presence, recorded a particularly steep decline of 6.2% to 2.39 million units. Renault was the leading brand in the combined passenger car and LCV markets for the sixth year in a row, with market share of 11.1%, after 11.3% in 2002. And for the second year running, Renault consolidated its number-one ranking in the passenger car market by widening the gap with its two nearest competitors.

➔ With registrations of **passenger cars** down 1.4% in Western Europe, Renault continued to lead the field, reporting market share of 10.6%, compared with 10.7% in 2002. This loss of one-tenth of a point was entirely due to an unfavorable market mix, because market shrinkage was greatest in the countries where Renault sells most, including France (-6.3%) and Portugal (-16.1%). Stripping out the impact of the mix, Renault put in a stable performance, even though the first half of 2003 included the phasing-out of the Scénic.

The credit for these satisfactory results goes to Mégane II —Mégane [(2)] is Europe's biggest-selling model— and to Espace IV, which enjoyed steadily improving availability throughout the year and retook the number-one slot in the large MPV segment.

Renault also benefited from the popularity of its extensive range of dCi engines and in 2003 was the leading European brand for diesel-powered passenger cars, with 13% market share. In Europe, over 50% of Renaults sold now are diesels (52.8% at end-December 2003, compared with 47.1% at the end of December 2002).

In passive safety, Renault emerged as the safest brand on the market. Five models achieved top safety ratings (Laguna II, Vel Satis, Mégane II Hatch, Espace IV and Scénic II) and Espace IV received the highest score ever recorded in the EuroNCAP crash tests.

• In France, Renault raised penetration by an additional two-tenths of a point in 2003 and further consolidated its position as the leading brand, with market share of 27.2%, compared with 27% in 2002. Renault was buoyed in particular by strong showings from Mégane and Clio, the country's number-one and number-two favorite cars with market share of 9.9% and 8.1% respectively. However, in a French market that contracted by 6.3%, Renault sales fell by 5.8%.

(2) Mégane I and II families.

• Outside France, Renault posted improving performances in many countries, including Italy, Spain, Belgium and Portugal. Sales were stable in Germany, but fell in the UK and the Netherlands.

In **Germany**, where the market was down by 0.3%, Renault was the leading importer, holding penetration steady at 6.3%, the same as in 2002. Strong growth in sales of Mégane (up four-tenths of a point) and Espace IV (up one-tenth of a point) made up for declining sales of Twingo (down two-tenths of a point), Clio (down one-tenth of a point) and Laguna II (down three-tenths of a point).

In the **Netherlands**, with the background of extensive and assertive price convergence in the EU, Renault's market share fall by eight-tenths of a point to 9.6%, from a record high of 10.4% in 2002. Laguna's market share contracted by eight-tenths of a point, Clio's by six-tenths of a point, and Twingo's by four-tenths of a point. The new models, however enjoyed a resounding success, with Mégane and Espace IV each expanding their share of the market by five-tenths of a point. Overall Renault sales fell more than 11% in a market that shrank by 4.2%.

The **UK** market was virtually stable, inching up by 0.6%. Renault climbed to the number-three spot on stronger sales of the Mégane family. Mégane increased its market share by one-tenth of a point and now ranks in the top three for its segment in the UK. However, Clio's market share dipped by one-tenth of a point and Laguna's by two-tenths of a point, causing Renault's overall market penetration to fall from 7.6% in 2002 to 7.3%. Sales declined by 2.7%.

The **Spanish** market expanded by 3.8%. Renault's market share rose by one-tenth of a point and the brand held onto its number-one position with penetration of 12.7%. Laguna reported a two-tenths-of-a-point decline in market share, but this was offset by improved share for Mégane (up two-tenths of a point) and Clio (one-tenth of a point). Mégane was the top-selling car in the country.

In **Belgium/Luxembourg**, Renault regained first place with 11.7% market share, up from 11.1% in 2002. The brand benefited from the popularity of the top-selling Mégane, which increased its share by 1.1 points. Espace IV also reported a substantial improvement in market share (seven-tenths of a point). Renault sales rose by 3.5% despite the market's 1.7% downturn.

In **Italy**, good results by Clio (up three-tenths of a point) and Mégane (up four-tenths of a point) enabled Renault to move up two places in the rankings to enter the top three, with market share of 7.4%, compared with 6.9% in 2002. This translated into sales growth of 5.8% on a market that contracted by 1.9%.

On the **Portuguese** market, which shrank 16.1%, the biggest fall of all the Western European markets, Renault widened its lead, raising market share by 1.7 points from 12.9% in 2002 to 14.6%. Instrumental in this success was Mégane, the nation's top-selling car. Mégane benefited from tax incentives on the 1.5 dCi engine and raised its share of the market by 3.6 points.

A segment-by-segment breakdown reveals that the 1.4% fall in the passenger car market in 2003 was not evenly distributed. Some segments reported sharp declines, with the sub-B segment (small city cars) falling 18.5%, the lower midrange C segment down 5.6%, and the upper midrange D segment losing 9.2%. Others, by contrast, made strong gains: the B segment (small cars) rose by 10.2%, passenger-carrying vans were up 2.8%, and the E segment (large MPVs) climbed 15.9%.

Renault's sales performance in Western Europe in 2003 should be analyzed model by model in the light of market trends in each segment:

- **Twingo's** market share slipped two-tenths of a point to 0.8%. In a city-car segment that shrank by more than 18%, Twingo's share was steady at 12.4%. Though its initial release dates back almost 11 years, Twingo continues to lead its segment, unrivaled in Europe for balance between compact size and interior space. In France, Twingo continues to rank among the top ten, with 2.6% of the market.
- **Clio** claimed 3.2% of the Western European market in 2003, down from 3.45% in 2002. It came in second in the B segment, which expanded by a sustained 10.2% and witnessed a wave of new model releases. Clio posted market share of 11.3%, narrowing the gap with the segment leader, the Peugeot 206. Fitted with a highly efficient diesel engine, Clio achieved one of the highest diesel mixes in its segment, at 40.8%. Clio also topped the sales charts for its segment in France.
- Following the new generation's successful release in March 2003, the **Kangoo car** ranked number-one in the passenger-carrying van segment in 2003, with a share of 21.9%.
- **Mégane** was the biggest-selling model in the European market in 2003, increasing its market share by seven-tenths of a point to 4.2%. This performance owed much to the success of the **Mégane II** three- and five-door models launched in October 2002, which reported a 64% increase in sales. Another key factor was **Scénic II**, which affirmed its leadership of Europe's compact MPV market with a share of 23.1% (included Scénic I), following its June 2003 launch. The diesel range was clearly a hit – a full 72% of Scenic IIs sold were diesel powered. Released progressively from September 2003 onwards, **Mégane's Coupe-Cabriolet, Sport Tourer** and **Sport Saloon** versions are further strengthening Renault's offer on this segment in Europe.
- **Laguna** was badly affected by the D segment's steep 9.2% decline. The car's market share in Western Europe fell by four-tenths of a point to 1.3% in 2003, compared with 1.7% a year earlier. Laguna achieved segment penetration of 7.1%, down from 8.7% in 2002. Of this 1.6-point decline, an unfavorable geographical mix accounted for 0.3 of a point. As in 2002, Laguna was third in its category for volume carmaker brands. In France, Spain and the Netherlands, Laguna confirmed its segment leadership in 2003.
- **Vel Satis** took 1.8% of the E segment in 2003, down from 2.5% in 2002. Vel Satis addresses a more upmarket sector than Safrane, so volumes are lower, but the version mix more advantageous, with 75% of sales in the high-spec "Privilège" and "Initiale" versions.
- Despite availability problems in early 2003, **Espace IV** advanced in Western Europe to claim 0.4% of the market. Espace IV led the large MPV segment with a share of 19.1%, confirming its upmarket status with a choice of two 6-cylinder engines and a wide selection of trim levels. Espace IV is enjoying growing success across Europe and has achieved greater international reach than previous versions. Sales outside France now account for more than 60% of the total.

➔ In 2003, Renault was again number-one in the **light commercial vehicle** market, which fell by 3%, more steeply than the passenger car market. Renault's market share in Western Europe declined from 15.9% in 2002 to 15.1% owing to an unfavorable market mix, which shaved off two-tenths of a point, and a weaker performance by Renault, which cost six-tenths of a point. This was attributable to declining sales of the Clio Van in France and to the renewal of the Kangoo and Master ranges in 2003. Overall Renault sales fell by 7.5%.

- In the *car-derived van* segment, the **Clio van** kept its leadership position, with a segment share of 19.8%. However, its penetration was down 3.2 points because of severe market shrinkage in France and intensified competitive pressure.
- Following the launch of the new generation in March 2003, **Kangoo Express** held onto its long lead in the European small van segment. With a 23.6% share, down 3.3 points on 2002, Kangoo was the second-ranked LCV overall in Europe.
- Renault took fourth place in the European van segment, with market share of 11.2%, up seven-tenths of a point on 2002:
  - **Master**, including Mascott and the rear-wheel-drive Master, launched in January 2003, reported a decline in market share of four-tenths of a point, from 6.2% in 2002 to 5.8%. The New Master, which made its market debut in November with an entirely revamped front end, cab and engine range, was well received by the press and customers alike. It got off to a good start, notching up almost 10,000 orders in two months.
  - **Trafic** continued its rise and took third position in the compact van segment ahead of the Mercedes Vito, with a share of 13.6%, up from 10.8% in 2002.

• Outside Western Europe, Renault sales of **passenger cars** and **light commercial vehicles** totaled 402,460 units in 2003, a rise of 11.9% from 359,759 in 2002.

Growth was significant on a number of markets, most notably in Central and Eastern Europe, Russia, Turkey and northern Latin America.

In Central Europe, market growth was sustained (11.5%), driven by the Polish market, which expanded by 16.8% and accounted for over a third of the overall increase. After posting substantial growth in the past two years and practically doubling penetration in half a decade, Renault consolidated its position in 2003, with combined market share in passenger cars and light commercial vehicles of 10.6%, after 10.7% in 2002. Renault held onto its ranking as second-placed brand and further reduced the gap with the leader. Strong growth in sales of Mégane II (up five-tenths of a point) and Espace IV (up one-tenth of a point) partly offset declining sales of Laguna (down four-tenths of a point), Clio and Twingo, which were both down two-tenths of a point.

Thanks to the growing success of Kangoo and Trafic, Renault is now the leading brand in Central Europe's LCV market, with a share of 12.1%, up from 11.3% in 2002.

Overall Renault sales rose by 10.4%. With European Union enlargement just around the corner, the Renault brand has built up a sound commercial position that will be further rounded out and strengthened, bolstered by the momentum of the Dacia range, which will be renewed at end-2004.

In **Poland**, Renault ranked third and grew its market share by three-tenths of a point to 10.4%, from 10.1% in 2002. Thalia (Clio saloon) consolidated its position, improving its performance by one-tenth of a point, while Mégane II was up five-tenths of a point and Kangoo three-tenths of a point. Their strong showing contrasted with Laguna, which reported a decline of six-tenths of a point.

In **Turkey**, after two years of crisis, the automobile market embarked on a strong recovery, surging by 127%, aided by government support. Renault took full advantage of the upturn, outpacing the market with sales growth of 160% and selling a total of 56,878 units. Renault joined Ford at the top of the market (some 200 units separate the two brands), posting market share of 15.7%, compared with 13.7% in 2002.

Renault led the passenger car market with share of 19.7%, up from 17.6% in 2002. The two chief factors in the increase were the Mégane range, which upped its share by 2.6 points to 9% of the Turkish market, and Kangoo, which improved its performance by 1.2 points.

In **Russia**, where it has been operating for five years, Renault saw sales pass the 10,000 vehicle mark, growing by more than 36% to 11,357 units. Clio (in hatchback and saloon versions) accounted for half of all sales.

In February 2003, Renault announced its decision to step up development on the Russian market, investing €230 million towards the local production and sale from mid-2005 of its forthcoming X90 vehicle. The new manufacturing facility will have a capacity of 60,000 vehicles per year. This underscores Renault's interest in the Russian automobile market, which totaled 1.2 million registrations in 2003.

In northern Latin America, Renault sales rose strongly in two countries:

- Two years after returning to **Mexico**, Renault is now reporting market share of 1.9%, up three-tenths of a point from 2002, with 18,318 units sold in 2003, an increase of 16.7% that is largely attributable to cooperation with Nissan through the Alliance.
- In **Colombia**, Renault sales rose by 14.4% to 16,947 units in 2003. Renault's market share increased by 1.8 points to 18.1%.

In **Argentina** and **Brazil**, Renault, like the rest of the automobile industry, continued to face difficult market conditions, with overcapacity and heavy price pressure:

In **Argentina**, amid the economic crisis the automobile market began showing signs of revival from the end of first-half 2003 and eventually grew by more than 41% to 133,000 units, still well short of the highs of 1999 (381,000 units) and 2000 (330,000 units). Under these circumstances, Renault has put activities on hold to keep down the costs of maintaining its presence in Argentina. Its market share fell sharply to 11.1% compared with 18.8% in 2002. Sales totaled 14,754 units, a decline of 16.6%.

In **Brazil**, the only segment to register growth was the "popular car" segment, on which Renault is not yet present. However, the brand held its fifth place in the rankings, with market share steady at 4.3%. Declining share for Mégane (down three-tenths of a point) was offset by an improved showing by Clio, Thalia and Master. For the third year running, Clio was named best-in-class by car magazine Quatro Rodas, while Scénic picked up first prize for MPVs, also for the third year in a row.

In addition, Renault adjusted its activity and organization, notably by sharing production capacity at the Curitiba LCV plant with Nissan. In addition to Master, Nissan's Frontier pickup and Xterra have been assembled at Curitiba since April 2002 and April 2003 respectively.

1.1.3. DACIA

In 2003, Dacia sales increased by 18.8% to 68,627 **passenger cars** and **light commercial vehicles**. Growth was driven principally by a two-fold increase in exports to 10,753 units, i.e. over 15% of sales.

The **Romanian** car market expanded by 19.1% and opened up further to imports. Dacia held onto the number-one spot on its home market, but its share fell 3.8 points to 44.5%, pulled down by a 6.9-point decline in its share of the **passenger car** market to 39%. Solenza was launched successfully in April 2003 and has sold more than 28,800 units. Fitted with a Renault engine and gearbox, the Solenza saloon accounted for 40.2% of Dacia 's sales in Romania in 2003. In **light commercial vehicles**, the success of the new diesel engines available on pickups from end-2002 pushed Dacia's market share up 8.9 points to 67.5% in 2003.

Dacia is preparing to launch a more modern car, the X90, in the fourth quarter of 2004. With an entry-level price from €5,000, the new vehicle is to be released first in Romania, then elsewhere in Central Europe. It is planned to produce the X90 from 2005 onwards at the Avtoframos plant in Moscow, as well as in Morocco, Colombia and, from 2006, in Iran.

1.1.4. RENAULT SAMSUNG

Hurt by the economic slump, the Korean **passenger car** market fell sharply in 2003 (-17.6%). The decline gathered pace over the year, with a 27.1% contraction in the second half.

The **SM5**'s share of the mid and large segments of the Korean market was stable in 2003 at 29.2%. The vehicle remains the reference in its segment and was the second-biggest-selling model in Korea.

The **SM3**, launched in September 2002, took 17.8% of the Korean sub-mid segment (compared with 10% in 2002).

Against this backdrop, even though Renault Samsung raised its share of the Korean market to 10.8% from 9.4% in 2002 and grew exports to 1,124 vehicles, compared with 292 in 2002, overall sales fell 4.8% to 111,431 units.

1.2. Sales financing

In 2003, RCI Banque financed 36.4% of Renault and Nissan registrations in Western Europe, compared with 32.7% in 2002. The proportion of registrations financed increased for both the Renault brand (37.8%, compared with 34.1% in 2002) and the Nissan brand (30.7%, compared with 25.6% in 2002).

RCI Banque processed €10.3 billion in new financing contracts excluding "card" business in 2003, compared with €9.1 billion in 2002 on a consistent basis – an increase of 12.5%, with 1,071,999 new contracts excluding "card" business, up 10.6% from 969,516 in 2002.

RCI Banque's average loans outstanding grew 8.8% to €19.9 billion in 2003, compared with €18.3 billion in 2002 on a consistent basis.

1.3. Sales and production statistics

Total Industry Volume – Registrations (units)

Main RENAULT markets	2003	2002	Change 2003/2002
Passenger cars			
France	2,009,246	2,145,071	(6.3%)
Germany	3,242,795	3,252,898	(0.3%)
United Kingdom	2,579,050	2,563,631	0.6%
Italy	2,236,611	2,279,612	(1.9%)
Spain + Canary Islands	1,383,013	1,331,877	3.8%
Belgium + Luxembourg	502,388	510,972	(1.7%)
Netherlands	489,017	510,702	(4.2%)
Other countries in Western Europe	1,757,303	1,803,975	(2.6%)
Western Europe	**14,199,423**	**14,398,738**	**(1.4%)**
Poland	358,174	308,158	16.2%
Central Europe (*)	**984,311**	**874,055**	**12.6%**
Argentina	99,990	71,943	39.0%
Brazil (*)	1,211,572	1,235,889	(2.0%)
Turkey (*)	227,276	94,898	139.5%
Light commercial vehicles			
France	381,619	404,919	(5.8%)
Germany	187,402	193,152	(3.0%)
United Kingdom	309,476	271,641	13.9%
Italy	196,930	270,563	(27.2%)
Spain + Canary Islands	294,435	269,096	9.4%
Belgium + Luxembourg	55,770	54,003	3.3%
Netherlands	77,506	81,127	(4.5%)
Other countries in Western Europe	267,692	280,276	(4.5%)
Western Europe	**1,770,830**	**1,824,777**	**(3.0%)**
Poland	25,944	20,736	25.1%
Central Europe (*)	**89,229**	**88,606**	**0.7%**
Argentina	32,609	22,027	48.0%
Brazil (*)	137,615	164,695	(16.4%)
Turkey (*)	134,123	64,153	109.1%
Passenger cars and light commercial vehicles			
France	2,390,865	2,549,990	(6.2%)
Germany	3,430,197	3,446,050	(0.5%)
United Kingdom	2,888,526	2,835,272	1.9%
Italy	2,433,541	2,550,175	(4.6%)
Spain + Canary Islands	1,677,448	1,600,973	4.8%
Belgium + Luxembourg	558,158	564,975	(1.2%)
Netherlands	566,523	591,829	(4.3%)
Other countries in Western Europe	2,024,995	2,084,251	(2.8%)
Western Europe	**15,970,253**	**16,223,515**	**(1.6%)**
Poland	384,118	328,894	16.8%
Central Europe (*)	**1,073,540**	**962,661**	**11.5%**
Passenger cars			
Argentina	132,599	93,970	41.1%
Brazil (*)	1,349,187	1,400,584	(3.7%)
Turkey (*)	361,399	159,051	127.2%

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

Main DACIA and RENAULT SAMSUNG markets	2003	2002	Change 2003/2002
Romania - Dacia (passenger cars and LCVs)	130,068	109,253	19.1%
South Korea - Renault Samsung (passenger cars)	1,022,577	1,241,331	(17.6%)

Sales performance

RENAULT Group – Registrations (units) and market share (as a %) (*)

RENAULT Sales performance on main markets	2003 units	 as a %	2002 units	 as a %
Passenger cars				
France	546,014	27.2	579,618	27.0
Germany	203,914	6.3	205,960	6.3
United Kingdom	189,427	7.3	194,685	7.6
Italy	166,526	7.4	157,360	6.9
Spain + Canary Islands	175,760	12.7	168,081	12.6
Belgium + Luxembourg	58,724	11.7	56,729	11.1
Netherlands	47,163	9.6	53,225	10.4
Other countries in Western Europe	116,926	6.7	125,419	7.0
Western Europe	1,504,454	10.6	**1,541,077**	**10.7**
Poland	37,154	10.4	31,228	10.1
Central Europe (*)	102,876	10.5	**92,951**	**10.6**
Argentina	12,812	12.8	14,364	20.0
Brazil (*)	55,181	4.6	58,821	4.8
Turkey (*)	44,714	19.7	16,715	17.6
Light commercial vehicles				
France	128,363	33.6	143,633	35.5
Germany	20,946	11.2	20,765	10.8
United Kingdom	20,939	6.8	20,746	7.6
Italy	17,902	9.1	27,589	10.2
Spain + Canary Islands	36,579	12.4	34,185	12.7
Belgium + Luxembourg	8,390	15.0	7,651	14.2
Netherlands	9,367	12.1	8,280	10.2
Other countries in Western Europe	25,193	9.4	26,508	9.5
Western Europe	267,679	15.1	**289,357**	**15.9**
Poland	2,661	10.3	1,854	8.9
Central Europe (*)	10,784	12.1	**10,034**	**11.3**
Argentina	1,942	6.0	3,336	15.2
Brazil (*)	2,873	2.1	1,790	1.1
Turkey (*)	12,164	9.1	5,142	8.0
Passenger cars and light commercial vehicles				
France	674,377	28.2	723,251	28.4
Germany	224,860	6.6	226,725	6.6
United Kingdom	210,366	7.3	215,431	7.6
Italy	184,428	7.6	184,949	7.3
Spain + Canary Islands	212,339	12.7	202,266	12.6
Belgium + Luxembourg	67,114	12.0	64,380	11.4
Netherlands	56,530	10.0	61,505	10.4
Other countries in Western Europe	142,119	7.0	151,927	7.3
Western Europe	1,772,133	11.1	**1,830,434**	**11.3**
Poland	39,815	10.4	33,082	10.1
Central Europe (*)	113,660	10.6	102,985	10.7
Argentina	14,754	11.1	17,700	18.8
Brazil (*)	58,054	4.3	60,611	4.3
Turkey (*)	56,878	15.7	21,857	13.7

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

DACIA and RENAULT SAMSUNG Sales performances on main markets	2003 units	2003 as a %	2002 units	2002 as a %
Dacia - Romania (passenger cars and LCVs)	57,874	44.5	52,742	48.3
Renault Samsung – South Korea (passenger cars)	110,307	10.8	116,793	9.4

RENAULT – Registrations in Western Europe by model

	2003 (1)	2002 (1)
Passenger cars and light commercial vehicles		
Twingo	114,518	140,371
Clio	506,223	554,812
Thalia	152	804
Mégane / Mégane II	606,411	519,414
Laguna	182,835	246,940
Vel Satis	13,336	18,404
Avantime	2,209	5,022
Espace / Espace IV	63,411	48,204
Kangoo	175,305	191,438
Trafic / Trafic II	55,812	43,799
Master / Master II	45,588	54,662
Mascott / RWD Master	6,070	6,175
Other (including Messenger, Express and Safrane)	263	389
Registrations in Western Europe	1,772,133	1,830,434

(1) – Preliminary figures.

RENAULT – Sales performance in Western Europe by model

RENAULT market share (as a %)	2003	2002	Change 2003/2002
Passenger cars			
Twingo	0.8	1.0	(0.2)
Clio	3.2	3.4	(0.2)
Kangoo	0.5	0.5	0.0
Mégane / Mégane II	4.2	3.5	0.7
Laguna	1.3	1.7	(0.4)
Vel Satis / Avantime	0.1	0.2	(0.1)
Espace / Espace IV	0.4	0.3	0.1
Trafic / Trafic II / Master / Master II	0.1	0.1	0.0
Total passenger cars	10.6	10.7	(0.1)
Light commercial vehicles			
Car-derived vans:	*3.4*	*3.8*	*(0.4)*
Twingo	0.1	0.1	0.0
Clio	2.6	3.2	(0.6)
Mégane	0.7	0.5	0.2
Small vans:	*6.2*	*6.7*	*(0.5)*
Kangoo	6.2	6.7	(0.5)
Vans:	*5.4*	*5.3*	*0.1*
Trafic /Trafic II	2.6	2.2	0.4
Master / Master II	2.5	2.8	(0.3)
Mascott / RWD Master	0.3	0.3	(0.0)
Other:	*0.1*	*0.1*	*0.0*
Messenger, Laguna, Espace, Express	0.1	0.1	0.0
Total light commercial vehicles	15.1	15.9	(0.8)
Total passenger cars and light commercial vehicles	11.1	11.3	(0.2)

RENAULT – Sales performance in Western Europe by segment

(as a %) Segment		Change TIV 2003/2002	Renault market share 2003	2002	Change 2003/2002	2003 Rank
PASSENGER CARS						
Twingo	Sub-B	(18.5)	12.4	12.4	0.0	1
Clio	B	10.2	11.3	13.5	(2.2)	2
Kangoo	Passenger-carrying vans	2.8	21.9	23.9	(2.0)	1
Mégane / Mégane II	C	(5.6)	13.2	10.7	2.5	1
Laguna	D	(9.2)	7.1	8.7	(1.6)	6
Vel Satis / Avantime	E	2.4	2.1	3.2	(1.1)	10
Espace / Espace IV	MPV	15.9	19.1	16.9	(2.2)	1
Trafic / Trafic II / Master / Master II	Passenger-carrying vans	2.8	3.6	2.5	1.1	6
LIGHT COMMERCIAL VEHICLES						
Car-derived vans:	*CDVs*	*(7.2)*	*25.7*	*27.5*	*(1.8)*	
Twingo			0.6	0.8	(0.2)	25
Clio			19.8	23.0	(3.2)	1
Mégane / Mégane II			5.3	3.7	1.6	6
Small vans:	*Small vans*	*2.6*	*23.6*	*26.9*	*(3.3)*	
Kangoo			23.6	26.9	(3.3)	1
Vans:	*Vans*	*(6.8)*	*11.2*	*10.6*	*0.6*	
Trafic /Trafic II			5.4	4.3	1.2	6
Master / Master II			5.1	5.6	(0.5)	7
Mascott / RWD Master			0.7	0.7	(0.0)	23

Sales performance

RENAULT Group – Worldwide production by model and by brand [1]

	2003	2002
RENAULT PRODUCTION		
Twingo	122,082	149,744
Clio II	666,369	677,037
Kangoo	114,713	105,221
Mégane	184,497	551,673
Mégane II	576,897	81,287
Laguna II	192,470	258,983
Espace	2	32,421
Espace IV	66,551	19,833
Vel Satis	13,127	21,945
Avantime	1,399	5,522
Total passenger cars	1,938,107	**1,903,666**
Kangoo Express	115,764	113,752
Twingo Van	1,115	1,870
Clio Van	45,442	53,920
Mégane Van	-	5,201
Mégane II Van	8,443	-
Trafic [2]	-	928
Master 2	75,449	83,904
Mascott	10,476	6,371
Total light commercial vehicles	256,689	**265,946**
Total RENAULT production	2,194,796	**2,169,612**
DACIA PRODUCTION		
Nova and SuperNova	2,438	29,247
Solenza	37,129	-
Other (saloons, estates, L90, etc.)	14,163	15,188
Total passenger cars	53,730	44,435
Pickup 1300 (inc. double cab)	18,931	12,942
Total Light Commercial Vehicles	18,931	**12,942**
Total DACIA production	72,661	**57,377**
RENAULT SAMSUNG PRODUCTION		
SM5 (passenger car)	84,999	100,148
SM3 (passenger car)	32,631	16,817
Total RENAULT SAMSUNG production	117,630	**116,965**
WORLDWIDE GROUP PRODUCTION	2,385,087	**2,343,954**

(1) Production data taken from vehicle deliveries to sales entities.

(2) New Trafic production at the General Motors Europe plant in Luton, United Kingdom, and the Nissan plant in Barcelona, Spain, was not recorded as Renault production. The proportion of New Trafic production for Renault was 50,356 in 2002 and 76,793 in 2003.

2.1. Comments on accounting policies

Preparing for the transition to IAS / IFRS in 2005

Since 1998, Renault has progressively integrated IAS standards into its accounting practice, wherever they were compatible with French accounting standards.

In 2002 Renault implemented **IAS 38** (formerly IAS 9) by capitalizing its **development costs.** Prior to January 1, 2002 costs for developing new products were expensed in the year incurred; since that date, they have been recorded as intangible assets.

Renault is currently completing preparations for transition to International Financial Reporting Standards (IFRS) in 2005.

Regarding differences identified in previous years' reports, note that treasury stock will be reclassified as a deduction from shareholders' equity (instead of short-term investments). Note also the potential impact of IAS 32 and ISA 39, Financial Instruments.

The application of IFRS1, relating to the retrospective application of accounting standards could impact the opening position of the balance sheet. An action plan has been identified in order to measure these impacts, and will be implemented during 2004.

The following issues have still to be addressed:

- application of the standards published in December 2003 under the Improvements Project
- implementation of new standards pending publication, viz. Share-based Payment, Business Combinations, Disposal of Non-current Assets, and Presentation of Discontinued Operations.

2.2. Recognition of Nissan's results by Renault in 2004

In 2004, Nissan's restated results will be recognized in Renault's financial statements on the following basis:

- As in previous years, the results for the second half of Nissan's 2003 fiscal year (October 2003 – March 2004) will be included in Renault's financial statements for first-half 2004; and the results for the first half of Nissan's fiscal 2004 (April 2004 – September 2004) will be included in Renault's financial statements for second-half 2004.
- Furthermore, to compensate for existing time-period inconsistencies, Nissan's results for the third quarter of its fiscal 2004 (October 2004 – December 2004) will also be carried in Renault's second-half 2004 financial statements. In sum, Renault will include Nissan results for a 15-month period, i.e. October 2003 – December 2004, in its 2004 accounts.

Thereafter, recognition periods will be aligned systematically on the calendar year.

2.3. Comments on financial results

Summary

- *The group reported consolidated revenues of €37,525 million, up 3.8% compared with 2002 on a consistent basis.*
- *Operating margin was €1,402 million, or 3.7% of revenues, compared with 4.1% in 2002. The overall figure breaks down into €588 million for first-half (3.2% of revenues) and €814 million for second-half (4.3%). Before IAS 38, operating margin was €937 million, or 2.5% of revenues, an identical percentage to 2002.*
- *Other operating income and expenses showed a charge of €168 million, compared with a charge of €266 million in 2002.*
- *Nissan Motor contributed €1,705 million to Renault's earnings in 2003 compared with €1,335 million in 2002. A.B. Volvo contributed €175 (versus €71 million in 2002).*
- *Renault's net income for the year was €2,480 million compared with €1,956 million in 2002, equivalent to €9.32 per share. Earnings per share for 2002 was €7.53.*
- *The net financial indebtedness of the Automobile Division was reduced by €747 million to €1,748 million in 2003, equivalent to 12.9% of shareholders' equity (versus 21.1% at December 31, 2002).*

2.3.1. CONSOLIDATED INCOME STATEMENT

In 2003 Group revenues increased 3.8% on a consistent basis[1] to €37,525 million.

The **Automobile Division** generated revenues of €35,535 million, up 3.7% on a consistent basis, on the back of a strong second-half increase. Several positive factors were at work:

- an improvement in the mix and prices of new vehicles in Europe, owing largely to the success of new models and a steady rise in diesel sales. This positive impact counterbalanced the drop in sales in France, caused by a sharp contraction in the automobile market;
- an increase in network activity in Europe, which encompasses spare parts and used-vehicle sales;
- a rise in international billings, especially in Turkey and at Dacia;
- stronger sales of components and assemblies to other firms, notably Nissan.

Divisional contributions to group revenues

In millions of Euros	2003 published			2002 restated [1]			Change 2003 published / 2002 restated			2002 published
	H1	H2	FY	H1	H2	FY	H1	H2	FY	FY
Automobile	17,668	17,867	35,535	18,107	16,167	34,274	(2.4)%	10.5%	3.7%	34,456
Sales Financing	985	1,005	1,990	947	946	1,893	4.0%	6.2%	5.1%	1,880
Total	18,653	18,872	37,525	19,054	17,113	36,167	(2.1)%	10.3%	3.8%	**36,336**

(1) To permit comparisons, 2002 data have been restated to conform to the 2003 presentation.
For the Automobile Division, the main changes are as follows:
- consolidation changes: the deconsolidation of Renault Agriculture on April 30, 2003 following the sale of a 51% stake to Claas (negative impact: €412 million) and the full consolidation on January 1, 2003 of the Russian subsidiary Avtoframos (positive impact: €32 million)
- change of consolidation method: Sofasa was fully consolidated on January 1, 2003 (positive impact: €199 million); previously it was accounted for under the equity method.

The Sales Financing Division recorded one consolidation change, i.e. the proportional consolidation of 49% of Overlease Italy on January 1, 2003 (positive impact: €13 million).

However, the "revenues" line includes a negative currency impact due to the strength of the euro, especially against sterling, the Polish zloty, the Brazilian real and the Korean won. This negative impact is equivalent to 2.1% of Automobile Division revenues.

The **Sales Financing Division** had revenues of €1,990 million, a rise of 5.1% on a consistent basis. This performance reflects:

- an 8.8% rise in average loans outstanding (on a consistent basis relative to end 2002), partially offset by a one-point decline in the investment rate, amid a fall in market interest rates;
- a 9.2% increase in sales of financing-related services (general insurance, corporate fleet services, etc.).

Operating margin reached €1,402 million, 3.7% of revenues, in 2003 compared with €1,483 million and 4.1% in 2002. Before IAS 38, the figures were €937 million and 2.5%, an identical percentage to 2002.

Divisional contributions to Group operating margin

In millions of Euros	H1 2003		H2 2003		2003		2002	
	published	pre-IAS 38	published	pre-AS 38	published	pre-IAS 38	published	pre-IAS 38
Automobile	399	145	636	425	1,035	570	1,189	602
% of revenues	*2.3*	*0.8*	*3.6*	*2.4*	*2.9*	*1.6*	*3.5*	*1.7*
Sales Financing	189	189	178	178	367	367	294	294
% of revenues	*19.2*	*19.2*	*17.7*	*17.7*	*18.4*	*18.4*	*15.6*	*15.6*
Total	588	334	814	603	1,402	937	1,483	896
% of revenues	*3.2*	*1.8*	*4.3*	*3.2*	*3.7*	*2.5*	*4.1*	*2.5*

The **sales financing** business contributed €367 million to operating margin, or 18.4% of Group revenues, compared with €294 million in 2002 (15.6% of revenues). The €73 million increase in the overall bank operating income of RCI Banque is chiefly attributable to a higher margin on average loan outstandings.

The **Automobile Division** had operating margin of €1,035 million, or 2.9% of revenues, compared with €1,189 million and 3.5% in 2002.

This result includes a €122 million reduction in the positive impact attributable to IAS 38.

On a consistent basis, the Automobile Division's operating margin remained virtually level at €570 million (compared with €602 million in 2002), equivalent to 1.6% of revenues.

Four main factors are at work:

- a decline in the commercial contribution from Europe, chiefly due to 2003's difficult trading conditions, including the contraction in the French market and the rise of the euro. As regards Renault-specific factors, the success of new models — Mégane II hatch and Scénic II, and also Espace IV— helped improve the product/price mix for new vehicles and comfortably offset the negative effects of the end of Scénic I's lifecycle and declining sales of Laguna;
- further cuts in purchasing and production costs. Last year, Renault completed its second cost-cutting program, generating total savings of €2.9 billion in 2003 relative to 2000;
- a stable contribution from international operations, with sales in Turkey recovering and losses from Mercosur flattening out. This result was achieved despite a smaller contribution from Renault Samsung, caused by dwindling markets and a declining won;
- no overall increase in general costs (administrative and IT costs, head office operating costs) and R&D expenses (excluding IAS 38).

Research and development expenses for 2003 amounted to €1,243 million (versus €1,143 million in 2002), equivalent to 3.5% of Automobile Division revenues, compared with 3.3% in 2002. Without the impact of IAS 38, expenses were down slightly, at 4.9% of revenues in 2003 (compared with 5.1% in 2002).

Research and development expenses (Automobile Division)

In millions of Euros	2003		2002	
	published	inc. capitalized	published	inc. capitalized
Automobile	1,243	1,737	1,143	1,765
% of revenues	*3.5*	*4.9*	*3.3*	*5.1*

Other operating income and expenses showed a charge of €168 million, compared with a €266 million charge in 2002. This result includes:

- capital gains on the sale of a building and land at Boulogne (€79 million) and the disposal of rental property holdings (€85 million);
- costs and provisions for restructuring and manpower programs amounting to €160 million (compared with €156 million in 2002). These consisted mainly of:
  - expenses for early retirement schemes in France (€65 million), in particular the discounting of prior provisions (€27 million),
  - costs and provisions booked by other group subsidiaries (€95 million);
- extraordinary operating expenses (net of income) amounting to €116 million, consisting mainly of:
  - a €62 million adjustment for additional paid vacations,
  - costs and provisions recorded for the discontinuation of Avantime (€50 million);

After accounting for other operating income and expenses, Group **net operating income** for the year was €1,234 million, slightly higher than 2002's figure of €1 217 million.

The **net balance on the financing account** in 2003 was an expense of €71 million, following a €91 million expense in 2002. In 2003, owing to the rise in Renault's share price, this item includes income of €27 million from the reversal of provisions for treasury stock held for stock option plans. The financing account reflects the positive effects of steady debt reduction. Moreover, interest rates on Renault's debt are still low because a large proportion of its borrowings is yen-denominated.

Renault's share in the **net income of companies accounted for by the equity method** in 2003 was a positive €1,860 million compared with a positive €1,331 million in 2002. This was attributable to two main factors.

- Renault is benefiting from the strong rise in Nissan's earnings. **Nissan Motor**'s equity-accounted contribution to Renault's results in 2003 was a positive €1,705 million after goodwill amortization. This compares with a positive €1,335 million in 2002.
- The equity-accounted contribution of **AB Volvo** [1] to Renault's results was a positive €175 million (after amortization of negative goodwill), compared with a positive €71 million in 2002. To be noted, is that the Scania shares held by Volvo are restated at their market value, in line with the accounting practice used within Renault Group.

In 2003 **current and deferred taxes**, computed for the last year under the worldwide consolidated tax reporting system, amounted to a net charge of €510 million (compared with a net charge of €447 million in 2002), comprising a current tax charge of €457 million and a deferred tax charge of €53 million. The effective tax rate (prior to the impact of equity-accounted companies) was 43.8 % (39.7 % in 2002). This resulted in adjustements to the provision for the impairment of deferred tax assets in some of the group's foreign subsidiaries. In application of the accounting rules, Renault will only be able to recognize these deferred tax assets gradually, depending on how the earnings of these subsidiaries evolve. Without these adjustments, the effective tax rate would have been around 37 % in 2003.

After recognizing this tax charge and the €33 million of **net income** allocated to minority interests, Renault's net income for the year was €2,480 million compared with €1,956 million in 2002. Earnings per share was €9.32 [2] compared with €7.53 in 2002.

1 In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. Renault believes that the outcome will not have a material impact on its financial position. There have been no new developments since this date.

2 The number of shares used to calculate earnings per share takes into account the neutralization of 44.4 % of the Renault shares held by Nissan.

2.3.2. Cash Flow And Debt

Automobile division

The **net financial indebtedness** of the Automobile Division contracted by €747 million in 2003. At December 31, 2003 it stood at €1,748 million, including €324 million in redeemable shares, compared with €2,495 million at December 31, 2002.

The debt level benefited from **positive exchange rate effects** of €294 million, essentially from the conversion of Renault's yen denominated debt, accounting for an impact of €342 million.

Excluding these positive exchange rate effects, the decrease amounts to €453 million and is attributable in particular to robust operating conditions for the automobile arm:

- **cash flow** amounted to €3,150 million, stable in comparison to 2002. Cash flow includes the dividends of €267 million from Nissan Motor and €77 million from A.B. Volvo
- a further rise of €239 million in the **working capital surplus** (after 2002's €322 million increase)

Operating activities more than financed **purchases of property, plant and equipment, and intangibles** (net of disposals), which amounted to €2,533 million (€1,965 million pre-IAS 38), compared with €2,967 million in 2002. With a more selective investment policy in force at the Automobile Division and favorable conditions in the investment cycle, as well as exceptional disposals of property assets (€202 million or 0.6% of revenues), this item was reduced to 5.5% of revenues (pre-IAS 38) compared with 6.8% in 2002.

CAPITAL EXPENDITURES (PROPERTY, PLANT AND EQUIPMENT, INTANGIBLES) BY DIVISION

In millions of euros	H1 2003		H2 2003		2003		2002	
	published	pre-IAS 38	published	pre-AS 38	published	pre-IAS 38	published	pre-IAS 38
Automobile								
Acquisitions	*1,425*	*1,123*	*1,587*	*1,321*	*3,012*	*2,444*	*3,264*	*2,627*
Acquisitions (net of vehicle disposals)	1,303	1,001	1,485	1,219	2,788	2,220	3,026	2,389
Disposals	32	32	223	223	255	255	59	59
Net	**1,271**	**969**	**1,262**	**996**	**2,533**	**1,965**	**2,967**	**2,330**
Sales financing								
Acquisitions	*204*	*204*	*246*	*246*	*450*	*450*	*369*	*369*
Acquisitions (net of vehicle disposals)	202	202	244	244	446	446	364	364
Disposals	94	94	185	185	279	279	217	217
Net	**108**	**108**	**59**	**59**	**167**	**167**	**147**	**147**
Group								
Acquisitions (net of vehicle disposals)	1,505	1,203	1,729	1,463	3,234	2,666	3,390	2,753
Disposals	126	126	408	408	534	534	276	276
Net	**1,379**	**1,077**	**1,321**	**1,055**	**2,700**	**2,132**	**3,114**	**2,477**
Automobile								
Net capital expenditures / revenues	7.2%	5.5%	7.1%	5.6%	7.1%	5.5%	8.6%	6.8%

In 2003 **capital expenditure** was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

- In Europe, range-renewal investments amounted to 65% of total outlays. These funds were allocated for the Scénic II program, the future small car range, the coupe-cabriolet and estate versions of Mégane II, and production capacity investments for engines and gearboxes.
- International investments accounted for 16% of the total and were earmarked primarily for Dacia's new vehicle (L90) and the modernization of the Dacia plant in Romania.

Non-product-related investment was carried over from 2002 and was allocated mainly to environmental and quality-related projects.

In addition to these outlays, the Automobile Division earmarked funds for its R&D projects. In all, the total amount of **future-related expenditures** [3] committed by the Group for its automobile business amounted to €3,776 million, or 10.6% of revenues (compared with 12% in 2002).

As regards **other equity investments**, the main transactions consisted of stakebuilding in Sofasa and Dacia (for €67 million), and disposals related to Renault Agriculture and Renault Automation for a total of €92 million.

The total **dividend payout** was €337 million, including €316 million paid by Renault.

Sales Financing Division

The Sales Financing Division's cash flows from operating activities amounted to €343 million in 2003. This consisted mainly of **net cash flow** (€579 million compared with €520 million in 2002) and a €108 million decrease in **interest-bearing debt from sales financing** (net of the increase in sales-financing receivables).

Capital investments net of disposals (chiefly the acquisition of vehicles sold under contract hire agreements) totaled €253 million (compared with €147 million in 2002).

2.3.3. Change In Group Shareholders' Equity

In 2003, group **shareholders' equity** increased by €1,763 million, totaling €13,591 million at December 31, 2003 (compared with €11,828 million at December 31, 2002).

The main reasons for this increase were:

- recognition of net income in 2003 (€2,480 million);
- a dividend payout of €294 million, or €1.15 per share, for 2002;
- the negative €423 million change in translation adjustments, reflecting mainly the indirect impact of changes in Nissan's shareholders' equity, net of hedging in yen (€335 million), and the impact of won devaluation (€55 million).

The net financial indebtedness of the Automobile Division at December 31, 2003 was equivalent to 12.9% of group shareholders' equity (compared with 21.1% at December 31, 2002).

Consolidated Income Statements

In millions of euros	2003[1]	2002[1]	2001[1]
Sales of goods and services	35,658	34,586	34,617
Sales financing revenues	1,867	1,750	1,734
Revenues	**37,525**	**36,336**	**36,351**
Cost of goods and services sold	(29,273)	(28,178)	(28,240)
Cost of sales financing	(1,155)	(1,169)	(1,165)
Research and development expenses	(1,243)	(1,143)	(1,935)
Selling, general and administrative expenses	(4,452)	(4,363)	(4,538)
Operating margin	**1,402**	**1,483**	**473**
Other operating income and expenses	(168)	(266)	231
Operating income	**1,234**	**1,217**	**704**
Net interest income (expense)	(129)	(179)	(109)
Other financial income and expenses, net	58	88	45
Financial expense	**(71)**	**(91)**	**(64)**
Share in net income of Nissan Motor	1,705	1,335	497
Share in net income (loss) of AB Volvo	175	71	(26)
Share in net income (loss) of other companies accounted for by the equity method	(20)	(75)	(91)
Group pre-tax income	**3,023**	**2,457**	**1,020**
Current and deferred taxes	(510)	(447)	(67)
Group net income	**2,513**	**2,010**	**953**
Minority interests	(33)	(54)	98
Renault net income	**2,480**	**1,956**	**1,051**
Earnings per share in euros[2]	9.32	7.53	4.38
Number of shares outstanding (in thousands)	265,960	259,560	239,998

(1) Renault has capitalized development expenses since January 1, 2002, with no retroactive effect to 2001.
For 2003, this change of policy generates a favourable impact of €465 million on the operating margin (€587 million in 2002) and €498 million on Renault's net income (€597 million in 2002).

(2) As there are no dilutive instruments, the diluted earnings per share is identical to the non-diluted earnings per share.

Key Figures Before Capitalization of Development Expenses

In millions of euros	2003	2002	2001
Operating margin	937	896	473
Renault net income	1,982	1,359	953

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

In millions of euros	2003 [1]	2002 [1]	2001 [1]
ASSETS			
Intangible assets	1,394	905	303
Property, plant and equipment	10,392	10,262	10,222
Investments in companies accounted for by the equity method	8,933	7,966	6,985
Nissan Motor	*7,219*	*6,348*	*5,287*
AB Volvo	*1,554*	*1,442*	*1,469*
Other companies	*160*	*176*	*229*
Other investments and financial assets	396	418	607
Deferred tax assets	1,328	1,378	1,668
Inventories	4,872	4.780	4,832
Sales financing receivables	19,614	17,872	16,845
Automobile receivables	2,096	2,067	2,465
Other receivables and prepaid expenses	2,136	2,043	1,985
Loans and marketable securities	2,854	2,183	2,082
Cash and cash equivalents	4,276	3,354	2,135
Total assets	**58,291**	**53,228**	**50,129**
LIABILITIES			
Share capital	1,086	1,086	923
Share premium	3,453	3,453	2,420
Retained earnings	7,638	6,026	5,607
Translation adjustments	(1,066)	(693)	50
Net income	2,480	1,956	1,051
Shareholders' equity	13,591	11,828	10,051
Minority interests	395	377	385
Deferred tax liabilities	885	730	695
Pensions and other post-retirement benefit obligations	861	772	731
Other provisions for risks and liabilities	2,255	2,317	2.024
Interest-bearing borrowings	27,182	24,485	23.491
Automobile Division	*7,069*	*6.749*	*7,451*
Sales Financing Division	*20,113*	*17,736*	*16,040*
Trade and other payables	7,197	6,933	7,246
Other liabilities and deferred income	5,925	5,786	5,506
Total liabilities	**58,291**	**53,228**	**50,129**

(1) Renault has capitalized development expenses since January 1, 2002, with no retroactive effect to 2001.
For 2003, this change of policy generates an increase of €1,114 million in intangible assets (€622 million in 2002) and €1,088 million in shareholders' equity (€597 million in 2002).

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Number of shares (in thousands)	Share capital	Share premium	Translation adjustment	Retained earnings	Total
Balance at 12/31/2000 before allocation	**239,798**	**914**	**2,367**	**551**	**5,820**	**9,652**
Capital increase	2,398	9	53		-	62
Dividends	-	-	-	-	(213)	(213)
Change in translation adjustment	-	-	-	(501)	-	(501)
2001 net income	-	-	-	-	1,051	1,051
Balance at 12/31/2001 before allocation	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**
Capital increase (1)	42,741	163	1,033	-		1,196
Dividends	-	-	-	-	(234)	(234)
Change in translation adjustment	-	-	-	(693)	-	(693)
2002 net income (2)	-	-	-	-	1,956	1,956
Other changes (3)	-	-	-	-	(448)	(448)
Balance at 12/31/2002 before allocation	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**
Capital increase						
Dividends	-	-	-	-	(294)	(294)
Change in translation adjustment	-	-	-	(423)	-	(423)
2003 net income	-	-	-	-	2,480	2,480
Balance at 12/31/2003 before allocation	**284,937**	**1,086**	**3,453**	**(1,066)**	**10,118**	**13,591**

(1) After neutralization related to Renault's 44.4% investment in Nissan.

(2) Including the impact, net of taxes, of the capitalization of development expenses incurred from January 1, 2002 (€597 million).

(3) Impact related to Renault's increased investment in Nissan following the Nissan capital increase reserved for Renault.

Statement of cash flows

Operating activities

In millions of euros	2003[1]	2002[1]	2001[1]
Renault net income	2,480	1,956	1,051
Depreciation and amortization[2]	2,223	2,066	1,786
Net effects of sales financing credit losses	182	213	158
(Gains)/losses on asset disposals[2]	(216)	(207)	(786)
Net allocations to long-term valuation provisions	321	409	138
Share in net income of companies accounted for by the equity method (net of dividends received)[3]	(1,516)	(1,072)	(275)
Deferred taxes	53	159	(286)
Minority interests	33	54	(98)
Cash flow	3,560	3,578	1,688
Financing for final customers	(11,921)	(11,208)	(10,175)
Customer repayments	10,257	10,114	8,744
Net change in renewable dealer financing	(339)	(282)	(796)
Increase in sales financing receivables	(2,003)	(1,376)	(2,227)
Bond issuance	1,550	1,266	1,266
Bond redemption	(1,123)	(1,095)	-
Net change in other interest-bearing borrowings	1,516	1,592	434
Net (increase) decrease in loans and marketable securities	(33)	(61)	(15)
Net change in interest-bearing borrowings for the sales financing division	1,910	1,702	1,685
Decrease (increase) in inventories	(189)	(300)	25
Decrease (increase) in trade receivables for the automobile division	(114)	263	328
Decrease (increase) in other receivables and prepaid expenses	(157)	(290)	440
Increase (decrease) in trade and other payables	366	(71)	379
Increase in other liabilities and deferred income	170	565	779
Decrease (increase) in working capital	76	167	1,951
Cash flows from operating activities	3,543	4,071	3,097

(1) Renault has capitalized development expenses since January 1, 2002, with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities, and this has a favourable impact of €539 million on cash flow and €533 million on cash flows from operating activities in 2003 (respectively €602 million and €637 million in 2002).

(2) The presentation of figures for 2002 and 2001 has been altered to include the effect of goodwill amortization on depreciation and amortization (€17 million in 2002 and €9 million in 2001).

(3) Dividends received from companies accounted for by the equity method totalled €344 million in 2003 (€260 million in 2002 and €105 million in 2001).

INVESTING ACTIVITIES

In millions of euros	2003 (1)	2002 (1)	2001 (1)
Nissan capital increase reserved for Renault	-	(1,875)	-
Other acquisitions, net of cash acquired	(73)	(98)	(109)
Purchase of property, plant and equipment and intangibles (2)	(3,234)	(3,390)	(3,065)
Disposal of investments, net of cash transferred	93	209	711
Proceeds from disposal of property, plant and equipment and intangibles (2)	534	276	424
Net (increase) decrease in other financial assets	(29)	154	(51)
Cash flows from investing activities	(2,709)	(4,724)	(2,090)

FINANCING ACTIVITIES

In millions of euros	2003 (1)	2002 (1)	2001 (1)
Bond issuance (automobile division)	1,427	1,008	462
Bond redemption (automobile division)	(229)	(228)	(316)
Net increase (decrease) in interest-bearing borrowings for the automobile division	9	(764)	(900)
Net (increase) decrease in loans and marketable securities	(756)	41	599
Renault SA capital increase reserved for Nissan	-	2,158	-
Other proceeds from shareholders	1	61	-
Dividends paid to parent company shareholders	(316)	(250)	(213)
Dividends paid to minority interests	(21)	(35)	(47)
Cash flows from financing activities	115	1,991	(415)
Increase (decrease) in cash and cash equivalents	**949**	**1,338**	**592**
Opening balance	3,354	2,135	1,812
Increase	949	1,338	592
Effect of exchange rate changes	(27)	(119)	(270)
Closing balance	4,276	3,354	2,135

(1) Renault has capitalized development expenses since January 1, 2002, with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities rather than operating activities, and this generates an increase of €568 million in purchases of intangible assets for 2003 (€637 million in 2002).

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million in 2003 (€243 million in 2002 and €140 million in 2001), for investments of €174 million in 2003 (€209 million in 2002 and €179 million in 2001).

Consolidated Financial Statements

INFORMATION BY DIVISION (2003)

In millions of euros	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
Income statement items by division				
External sales	35,535	1,990	-	37,525
Interdivision sales[1]	420	177	(597)	
Revenues	35,955	2,167	(597)	37,525
Operating margin	1,035	367	-	1,402
Operating income	858	376	-	1,234
Financial income (expense)	42	3	(116)	(71)
Share in net income of companies accounted for by the equity method	1,860	-	-	1,860
Current and deferred taxes	(392)	(118)	-	(510)
Group net income	2,368	261	(116)	2,513
Balance sheet items by division				
Property, plant and equipment and intangibles	11,339	625	(178)	11,786
Investments accounted for by the equity method	8,933	-	-	8,933
Other investments and financial assets	1,957	11	(1,572)	396
Deferred tax assets	1,044	226	58	1,328
Inventories	4,867	5	-	4,872
Customer receivables	2,222	20,006	(518)	21,710
Other receivables and prepaid expenses	1,529	683	(76)	2,136
Loans and marketable securities	2,670	771	(587)	2,854
Cash and cash equivalents	3,215	1,065	(4)	4,276
Total assets	**37,776**	**23,392**	**(2,877)**	**58,291**
Shareholders' equity	13,643	1,555	(1,607)	13,591
Minority interests	391	4	-	395
Provisions for risks and liabilities and deferred tax liabilities	3,615	352	34	4,001
Interest-bearing borrowings	7,634	20,548	(1,000)	27,182
Trade and other payables	7,253	-	(56)	7,197
Other liabilities and deferred income	5,240	933	(248)	5,925
Total shareholders' equity and liabilities	**37,776**	**23,392**	**(2,877)**	**58,291**

(1) Interdivision transactions are carried out under near-market conditions.

INFORMATION BY DIVISION (2003) - CONTINUED

In millions of euros	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
Cash flow statement items by division				
Cash flow	3,150	579	(169)	3,560
Increase in sales financing receivables	-	(2,043)	40	(2,003)
Net change in interest-bearing borrowings for the sales financing division	-	1,935	(25)	1,910
Change in working capital	239	(128)	(35)	76
Cash flows from operating activities	3,389	343	(189)	3,543
Purchase of property, plant and equipment, net of disposals	(1,927)	(253)	88	(2,092)
Purchase of intangibles, net of disposals	(606)	(2)	-	(608)
Equity investments, net of disposals	25	(5)	-	20
Net change in other financial assets	(29)	-	-	(29)
Cash flows from investing activities	(2,537)	(260)	88	(2,709)
Shareholder financing	(337)	(101)	101	(337)
Other financing	278		174	452
Cash flows from financing activities	(59)	(101)	275	115
Increase (decrease) in cash and cash equivalents	793	(18)	174	949
Impact of changes in translation adjustment and scope of consolidation	(41)	11	3	(27)
Change in net financial indebtedness	747			747
Other information by division				
Capital expenditure[2]	2,788	666	(220)	3,234
Depreciation and amortization	2,117	158	(52)	2,223
Non cash expenses other than depreciation	306	197	-	503
Research and development expenses	1,243	-	-	1,243
Personnel expenses	4,907	208	-	5,115
Workforce at December 31	127,531	3,209	-	130,740

(1) Interdivision transactions are carried out under near-market conditions.

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million for investments of €174 million.

INFORMATION BY DIVISION (2002)

In millions of euros	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
Income statement items by division				
External sales	34,456	1,880	-	36,336
Interdivision sales [1]	344	200	(544)	-
Revenues	34,800	2,080	(544)	36,336
Operating margin	1,187	293	3	1,483
Operating income	928	286	3	1,217
Financial income (expense)	26	4	(121)	(91)
Share in net income of companies accounted for by the equity method	1,331	-	-	1,331
Current and deferred taxes	(343)	(104)	-	(447)
Group net income	1,942	186	(118)	2,010
Balance sheet items by division				
Property, plant and equipment and intangibles	10,795	372	-	11,167
Investments accounted for by the equity method	7,966	-	-	7,966
Other investments and financial assets	1,819	9	(1 410)	418
Deferred tax assets	1,179	199	-	1,378
Inventories	4,777	3	-	4,780
Customer receivables	2,214	18,270	(545)	19,939
Other receivables and prepaid expenses	1,457	554	32	2,043
Loans and marketable securities	2,291	815	(923)	2,183
Cash and cash equivalents	2,463	1,072	(181)	3,354
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	11,828
Minority interests	374	3	-	377
Provisions for risks and liabilities and deferred tax liabilities	3,473	346	-	3,819
Interest-bearing borrowings	7,248	18,776	(1,539)	24,485
Trade and other payables	6,933	-	-	6,933
Other liabilities and deferred income	5,105	759	(78)	5,786
Total liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**

(1) Interdivision transactions are carried out under near-market conditions.

INFORMATION BY DIVISION (2002) - CONTINUED

In millions of euros	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
Cash flow statement items by division				
Cash flow	3,179	520	(121)	3,578
Increase in sales financing receivables	-	(1,404)	28	(1,376)
Net change in interest-bearing borrowings *for the sales financing division*	-	1,702	-	1,702
Change in working capital	322	(155)	-	167
Cash flows from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)	-	(2,431)
Purchase of intangibles, net of disposals	(684)	-	-	(684)
Equity investments, net of disposals	(1,763)	-	-	(1,763)
Net change in other financial assets	144	135	(125)	154
Cash flows from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	2,065
Other financing		(74)	-	(74)
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Impact of changes in translation adjustment and scope of consolidation	586	-	-	-
Change in net financial indebtedness	**1,432**	-	-	-
Other information by division				
Capital expenditure (2)	3,027	363	-	3,390
Depreciation and amortization	1,952	114	-	2,066
Non cash expenses other than depreciation	399	216	-	615
Research and development expenses	1,143	-	-	1,143
Personnel expenses	4,761	204	-	4,965
Workforce at December 31	128,934	3,417	-	132,351

(1) Interdivision transactions are carried out under near-market conditions.

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €243 million for investments of €209 million.

Consolidated Financial Statements

INFORMATION BY DIVISION (2001)[1]

In millions of euros	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
Income statement items by division				
External sales	34,525	1,826	-	36,351
Interdivision sales[2]	355	193	(548)	-
Revenues	34,880	2,019	(548)	36,351
Operating margin	199	273	1	473
Operating income	458	245	1	704
Financial income (expense)	47	6	(117)	(64)
Share in net income of companies accounted for by the equity method	380	-	-	380
Current and deferred taxes	35	(102)	-	(67)
Group net income	920	149	(116)	953
Balance sheet items by division				
Property, plant and equipment and intangibles	10,225	300	-	10,525
Investments accounted for by the equity method	6,985	-	-	6,985
Other investments and financial assets	1,938	24	(1,355)	607
Deferred tax assets	1,488	180	-	1,668
Inventories	4,832	-	-	4,832
Customer receivables	2,551	17,258	(499)	19,310
Other receivables and prepaid expenses	1,485	493	7	1,985
Loans and marketable securities	2,421	707	(1,046)	2,082
Cash and cash equivalents	1,575	597	(37)	2,135
Total assets	33,500	19,559	(2,930)	50,129
Shareholders' equity	10,051	1,355	(1,355)	10,051
Minority interests	385	-	-	385
Provisions for risks and liabilities and deferred tax liabilities	3,099	351	-	3,450
Interest-bearing borrowings	7,925	17,063	(1,497)	23,491
Trade and other payables	7,283	-	(37)	7,246
Other liabilities and deferred income	4,757	790	(41)	5,506
Total shareholders' equity and liabilities	33,500	19,559	(2,930)	50,129

(1) Renault did not capitalize development expenses in 2001. These expenses were first capitalized at January 1, 2002.

(2) Interdivision transactions are carried out under near-market conditions.

INFORMATION BY DIVISION (2001)[1] - CONTINUED

In millions of euros	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
Cash flow statement items by division				
Cash flow	1,395	410	(117)	1,688
Increase in sales financing receivables	-	(2,225)	(2)	(2,227)
Net change in interest-bearing borrowings for the sales financing division	-	1,685	-	1,685
Change in working capital	1,751	200	-	1,951
Cash flows from operating activities	**3,146**	**70**	**(119)**	**3,097**
Purchase of property, plant and equipment, net of disposals	(2,497)	(68)	-	(2,565)
Purchase of intangibles, net of disposals	(49)	(26)	-	(75)
Equity investments, net of disposals	604	(3)	-	601
Net change in other financial assets	(44)	(221)	214	(51)
Cash flows from investing activities	**(1,986)**	**(318)**	**214**	**(2,090)**
Shareholder financing	(254)	33	(39)	(260)
Other financing		(156)	-	(156)
Cash flows from financing activities	(254)	(123)	(39)	(415)
Increase (decrease) in cash and cash equivalents	**906**	**(371)**	**56**	**592**
Impact of changes in translation adjustment and scope of consolidation	(40)	-	-	-
Change in net financial indebtedness	**866**	-	-	-
Other information by division				
Capital expenditure [3]	2,779	286	-	3,065
Depreciation and amortization	1,695	91	-	1,786
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,935		-	1,935
Personnel expenses	4,807	206	-	5,013
Workforce at December 31	136,996	3,421	-	140,417

(1) Renault did not capitalize development expenses in 2001. These expenses were first capitalized at January 1, 2002.

(2) Interdivision transactions are carried out under near-market conditions.

(3) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €140 million for investments of €179 million.

INFORMATION BY GEOGRAPHIC AREA

In millions of euros	France	Other European	Other countries	Consolidated total
2003 [1]				
Consolidated revenues	13,311	19,627	4,587	37,525
Capital expenditure [2]	2,263	740	231	3,234
Property, plant and equipment and intangibles	8,092	2,643	1,051	11,786
Other operating assets [3]	5,716	2,567	821	9,104
2002 [1]				
Consolidated revenues	13,917	18,266	4,153	36,336
Capital expenditure [2]	2,531	608	251	3,390
Property, plant and equipment and intangibles	7,834	2,323	1,010	11,167
Other operating assets [3]	5,954	2,391	545	8,890
2001 [1]				
Consolidated revenues	14,237	18,148	3,966	36,351
Capital expenditure [2]	2,075	544	446	3,065
Property, plant and equipment and intangibles	6,906	2,176	1,443	10,525
Other operating assets [3]	6,115	2,296	871	9,282

(1) Renault has capitalized development expenses since January 1, 2002, with no retroactive effect to 2001. As a result of this change of policy, these expenses are now included in investing activities rather than operating activities, and this generates an increase of €568 million in purchases of intangible assets for 2003 (€637 million in 2002).

(2) Purchases of property, plant and equipment and intangibles are presented net of sales of company vehicles, which totalled €228 million in 2003 (€243 million in 2002 and €140 million in 2001), for investments of €174 million in 2003 (€209 million in 2002 and €179 million in 2001).

(3) Other operating assets include inventories, trade receivables for the automobile division and other receivables and prepaid expenses.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

EXHIBIT B.2

Annual results 2003


SCENIC

February 10, 2004

RENAULT


SCENIC

Key highlights 2003

In a less favourable environment

- Success of Mégane range and the confirmation of an improvement in operating margin in the second half
- A strong improvement of net income to 2,480 M€ (+ 26.8%)
- Continued strengthening of the balance sheet

Renault Group worldwide sales



SCENIC

Passenger cars and light commercial vehicles – '000 units



Renault
Dacia
Renault Samsung Motors
-1.6 %
15,970
2003
Western Europe market
-3.4 %
1,870
1,806
2002
2003
Western Europe
+9 %
535
583
2002
2003
Outside Western Europe
-0.7 %
2,405
2,389
2002
2003
Total worlwide

Renault, the 1st brand in Western Europe


SCENIC


Market share in %
LCV
PC + LCV
PC
17
16
15
14
13
12
11
10
9
8
1997
1998
1999
2000
2001
2002
2003
11.5%
10.0%
9.9%
15.1%
11.1%
10.6%
1
2
3
1
2
3
1
2
3


SCENIC

Renault – among the leaders in Diesel

In % PC in Western Europe

Estimated at end December 2003


60,00
50,00
40,00
30,00
20,00
10,00
0,00
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Fiat
Ford
Opel
Peugeot
Renault
Volkswagen
% market PC
Renault: 52.8%
MTM: 43.2%

#1 Diesel Brand in volume at end December 2003

Confirmation of the improvement of sales outside Western Europe



Year 2003 → *Sales outside Western Europe: + 9 %*



Δ 2003 / 2002
in units (PC + LCV)
- 2,900
- 2,600
+ 35,000
+ 10,700
+ 2,500
+ 5,100
- 6,500
Argentina
Brazil
Turkey
Central Europe
Rest of the world
Dacia
Samsung
Renault : + 11.9 %
+ 18.8 %
- 4.8 %


SCENIC

Renault Group – Revenues by division

In millions of euros

	2002*	**2003**	**Change (%)**
Automobile	34,274	35,535	+3.7
Sales financing	1,893	1,990	+5.1
TOTAL	**36,167**	**37,525**	**+3.8**

* 2002 data has been restated on a consistent basis with 2003


SCENIC

Automobile division - Evolution of revenues 2003 / 2002

Contribution to the change in revenues

Variation: +3.7%
of which currencies: - 2.1 %


+3.4
+0.3
-0.3
-1.3
+0.9
+0.4
-0.8
+1.1
Volume
Mix/ price
Other Network Activity
Currencies
Volume
Mix/ price
Currencies
+ 2.1
Europe
+ 0.5
International
+ 1.1
Others


SCENIC

A recovery of Group operating margin in the second half of 2003

In millions of euros

In % of revenues


Total 2003 = 1,402 M€,
3.7% of revenues
4.8 %
912
758
154
1st half 2002
3.3 %
571
431
140
2nd half 2002
3.2 %
588
399
189
1st half 2003
4.3 %
814
636
178
2nd half 2003
Automobile division
Sales financing division


SCENIC

Evolution of Group operating margin

In millions of euros

Contribution to the change in operating margin

Variation 2003/2002: -81 M€



+399
+156
+158
+73
+12
-59
Volume
Mix/price
-311
Currencies
Purchasing
Guarantee
- 255
Industrial expenses
-57
R&D, G&A
-122
IAS 38
Interna-tional
Sales Financing Division
-75
Others
Europe


SCENIC

IAS 38 impact on operating margin

In millions of euros

	2002	2003
Expenses capitalized	637	568
- depreciation	- 15	-74
- impact on employee profit sharing scheme	- 35	- 29
TOTAL IAS 38 impact	**587**	**465**
In % of revenues	*1.6*	*1.2*

→ **32.7 % of R&D expenses capitalized (vs. 36.1 % in 2002)**


SCENIC

Evolution of Group operating margin

Contribution to the change
in operating margin

Variation 2003/2002: -81 M€


In millions of euros
-59
Volume
+156
Mix/price
-311
Currencies
+399
Purchasing
+158
Guarantee
- 255
Industrial expenses
-57
R&D & admin
-122
IAS 38
+12
Interna-tional
+73
Sales Financing Division
-75
Others
Europe


SCENIC

Renault Group – Other operating income and expenses

In millions of euros

	2002	**2003**
Capital gain on sale of equity investments	114	18
Restructuring charges	- 156	- 160
of which Casa + Convenio Spain	*- 98*	*- 65*
Extraordinary expenses	- 159	- 116
of which Avantime	-	*-50*
of which prov. for additional vacation entitlement	-	*-62*
Others	- 65	90
of which capital gain (loss) on sale of Real Estate	*- 48*	*112*
Total other operating income & expenses	**- 266**	**- 168**


SCENIC

Renault Group – Consolidated income statement

In millions of euros

	2002	**2003**
Revenues	36,336	37,525
Operating margin	1,483	1,402
Other operating income and expenses	- 266	- 168
Net financial income	- 91	- 71
Associated net income	1,331	1,860
Pre-tax income	2,457	3,023
Current and deferred tax	- 447	- 510
Renault net income	**1,956**	**2,480**


SCENIC

Renault Group – Associated net income

In millions of euros

	2002	**2003**
Nissan	1,335	1,705
Result (by equity method)	*1,379*	*1,748*
Goodwill	*- 44*	*- 43*
Volvo	71	175
Result (by equity method)	*46*	*150*
Badwill	*25*	*25*
Others	- 75	- 20
TOTAL	**1,331**	**1,860**


SCENIC

Renault Group – Consolidated income statement

In millions of euros

	2002	**2003**
Revenues	36,336	37,525
Operating margin	1,483	1,402
Other operating income and expenses	- 266	- 168
Net financial income	- 91	- 71
Associated net income	1,331	1,860
Pre-tax income	2,457	3,023
Current and deferred tax	- 447	- 510
Renault net income	**1,956**	**2,480**


SCENIC

Net financial debt evolution in 2003

Automobile Division – In millions of euros


3,150
Cash flow
- 1,965
Net tangible and intangible Investments excl. IAS 38
- 568
Development expenses capitalized
239
Working Capital Requirement
- 337
Dividends paid
294
Currency conversions
- 66
Others
747
Net debt reduction

Net financial debt and shareholders' equity



SCENIC

In millions of euros
In % of shareholders' equity



Automobile Division – Net financial debt
Shareholders' equity
2,495
11,828
21.1
1,748
13,591
12.9
At 31/12/02
At 31/12/03


SCENIC

Renault net income in % of shareholders' equity*


22.3
19.8
12.6
11.7
7.0
11%
1999
2000
2001
2002
2003

* Before attribution of 2003 net income


SCENIC

Impact of Nissan's results on Renault's 2004 financial statements


Oct. 1 2003
Jan. 1. 2004
March 31 2004
December 31 2004
Q4 2003
Nissan
2nd half fiscal year 2003
1st half FY 04 + Q3 FY 04
Renault
1st half 2004
2nd half 2004

Nissan Motor's contribution to Renault's 2004 results under the equity method :

	1st half 2004	2nd half 2004
Equity accounting applied to Nissan results	**2nd half FY 2003**	**1st half FY 04 + Q3 FY 04**


Annual results
2003
SCENIC
February 10, 2004
RENAULT


SCENIC

Objectives achieved

- Successful launches
- Strong commercial performance in less favourable markets
- Continuation of international development
- Financial results in line with objectives


SCENIC

Markets in 2004



- Slight improvement in Europe, around 1%
- Growth outside Europe


SCENIC

2004

- Second "Mégane year"
- Start of new launches in the B segment
- Reinforcement of competitiveness
- Accelerating international development


SCENIC

Mégane Family - Top selling car in Europe




PC market share in %
MEGANE
206
GOLF
4.6
4.2
3.8
3.4
3.0
1999
2000
2001
2002
2003
MEGANE
206
GOLF

A wider product offer - A younger range


SCENIC


Age in years
Average for the period
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
J77
Mégane

Espace IV – Success at the top of the range


SCENIC

Monthly market share (in %)
6 months rolling average


At end December 2003 - Espace at 21.2 % market share of its segment
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Espace IV
Competitors
sept-02
nov-02
jan-03
march-03
may-03
july-03
sept-03
nov-03

Cost reduction plans - 1998-2000 / 2001-2003





In billions of euros
1.4 €
2.3 €
3.1 €
4.2 €
5.2 €
6 €
Others 2%
Commercial 21%
Engineering 8%
Manufacturing 11%
Purchasing 54%
1998
Cumulated 1998-1999
Cumulated 1998-2000
Cumulated 1998-2001
Cumulated 1998-2002
Cumulated 1998-2003

Continued purchasing cost reductions in 2003


SCENIC

Purchasing cost reductions in %


2001
2002
2003
- 4.5%
- 3.3%
- 3.1%

Purchasing cost reductions aided by the Alliance
In 2004, RNPO = 70% of Alliance purchases


SCENIC

Controlling warranty expenses

Warranty cost index : 1 year contractual warranty at constant volume / mix model /mix engine (Index base 100 = 2002)


120
100
80
60
40
2002
2003
2004


SCENIC

Automobile division – Reduction of general expenses* 2000 - 2003

Index base 100 = 2000


115
110
105
100
95
90
Automobile division revenues
General expenses
2000
2001
2002
2003

* General expenses : R&D + admin & IS + head office costs


SCENIC

Automobile division - R&D and net Capex


R&D expenses
Net Capex
In % of Automobile division revenues
14%
12%
10%
8%
6%
4%
2%
0%
13.0%
11.9%
10.4%*
5.6%
5.1%
4.9%
7.4%
6.8%
5.5%*
2001
2002
2003

* including capital gain on Real Estate sales : 202 M € ➡ 0.6% of revenues


SCENIC

Renault-Nissan Alliance - A common development project



• Cost management	• Advanced R&D expertise
• Global strategy of purchasing & platforms	• Industrial efficiency
• Innovative products & styling	• Development times

Realisation of a common strategy:

RNPO, RNIS, Renault production Way, sharing manufacturing capacity, industrial development, putting together research projects, regional cooperations ...



Renault-Nissan Alliance

The Alliance in 2003: 5.4 millions of vehicles sold
9.3% market share
among the world's top five global automakers



Nissan plant
Renault plant
North America
Alliance : 864,000
Mexico
Alliance : 232,000
Mercosur
Alliance : 162,000
Western Europe
Alliance : 2,296,000
Africa, Maghreb and Middle East
Alliance : 216,000
Central & Eastern Europe
Alliance : 316,000
Alliance : 837,000
Asia-Pacific
Alliance : 443,000

Passenger cars and light commercial vehicles

Renault-Nissan Alliance - Curitiba plant


SCENIC



Nissan X-Terra

Renault Master
& Nissan Frontier




SCENIC

Renault-Nissan Alliance - Douai body in white assembly




SCENIC

Common Platforms

Common parts

Individual parts



Platform B

RENAULT NISSAN

Powertrains: from exchanging to common development


SCENIC

The V4Y Nissan engine (3.5L V6) is assembled on Vel Satis and Espace IV



Primera and Mégane II are equipped with the Nissan ND gearbox, as for Almera since early 2003



The Renault K9K engine and the JR5 gearbox are assembled on Almera and Micra



Primera is equipped with the Renault F9Q engine since early 2003


SCENIC

Internationalisation - X90 launch in 2004 at Dacia

- Modernisation of industrial facilities
- Headcount reduction: from 27,600 in 1999 to 12,800 at December 31, 2003
- Bringing suppliers up to Renault standards: covering 267 suppliers (including 163 Rumanian), from which 35 selected for the X90
- Roll-out of the dealer network

L90 launch in Romania: Autumn 2004


SCENIC

International development – X90 markets


1st deployment
2nd deployment
Other potential areas


SCENIC

Internationalisation - Renault Samsung Motors



SM5

- Based on the Nissan Maxima
- 2003 sales: 81,000 units
- market share: 29.2% of its segment



SM3

- Based on the Nissan Sylphy
- 2003 sales: 30,000 units
- market share: 17.8% of its segment


SCENIC

2004 - Key drivers

- The continued renewal and success of our vehicle range
- Stepping up synergies from the Alliance
- Speeding up international development